As filed with the Securities and Exchange Commission on April 9, 2012

Registration No. 333-178925

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INFOBLOX INC.

(Exact name of Registrant as specified in its charter)

Delaware	7389	20-0062867
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

4750 Patrick Henry Drive

Santa Clara, CA 95054

(408) 625-4200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert D. Thomas

President and Chief Executive Officer Infoblox Inc.

4750 Patrick Henry Drive

Santa Clara, CA 95054

(408) 625-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laird H. Simons III, Esq. William L. Hughes, Esq. Larissa Schwartz, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Jeffrey D. Saper, Esq. Rezwan D. Pavri, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $.0001 par value	8,625,000	$14.00	$120,750,000	$13,838

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued April 9, 2012

7,500,000 Shares

COMMON STOCK

Infoblox Inc. is offering 5,744,343 shares of its common stock and the selling stockholders are offering 1,755,657 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $12.00 and $14.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “BLOX.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Infoblox	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,125,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2012.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

UBS INVESTMENT BANK

PACIFIC CREST SECURITIES	JMP SECURITIES	STEPHENS INC.

                    , 2012

Infoblox

Supports Virtualization and Cloud Computing
Advanced Automation
Supports IP Networks
Cost Effective
Rapid Time to Value
Purpose-Built Appliances
Proprietary Software
Real-Time Distributed Network Database
Easy to Use
Integrated Security
High Scalability
High Performance
High Availability

Business Agility through Automated Network Control

The Infoblox Solution Provides End Customers with the Power to

Access › 14 Billion Google Pages per Second
Connect › 2.8 Million Devices per Second

Infoblox®

OPEN

10 of the Top 20 Retailers

BANK

5 of the Top 10 Major Banks

7 of the Top 10
Telecommunications Providers

Our End Customers Among the Forbes Global 2000

10 of the Top 15
Aerospace and Defense Companies

15 of the Top 25
Auto and Truck Manufacturers

Infoblox®

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                 , 2012 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before investing in our common stock. Our fiscal year ends on July 31, and references throughout this prospectus to a given year are to our fiscal year ended on that date.

Infoblox Inc.

We are a leader in automated network control and provide an appliance-based solution that enables dynamic networks and next-generation data centers. Our solution combines real-time IP address management with the automation of key network control and network change and configuration management processes in purpose-built physical and virtual appliances. It is based on our proprietary software that is highly scalable and automates vital network functions, such as IP address management, device configuration, compliance, network discovery, policy implementation, security and monitoring. In addition, our solution leverages our real-time distributed network database to provide “always-on” access to network control data through a scalable, redundant and reliable architecture.

Dynamic networks enable on-demand connection and configuration of devices and applications and allow organizations to, among other things, accelerate service delivery and enhance the value of virtualization and cloud computing. To create dynamic networks, organizations need automated network control, which allows real-time network discovery and visibility, scalability, device configuration and policy implementation, and thus enables flexibility and improves the reliability of expanding networks. Our solution allows our end customers to create dynamic networks, address burgeoning growth in the number of network-connected devices and applications, manage complex networks efficiently and capture more fully the value from virtualization and cloud computing.

We sell our integrated appliance and software solution primarily through channel partners to end customers of various sizes and across a wide range of industries. Our appliances have been sold to more than 5,400 end customers, including Adobe, Barclays, Best Buy, Boeing, Caterpillar, the Federal Aviation Administration, IBM, Johnson & Johnson, KDDI, Quest Diagnostics, Reuters, the Royal Bank of Canada, Staples, TIMPO, U.S. Customs and Border Protection and Vodafone.

We have experienced rapid growth in recent periods. Our net revenue increased from $61.7 million in 2009 to $132.8 million in 2011, representing a compounded annual growth rate of 46.7%, and our cash flows from operating activities increased from $1.2 million to $21.5 million over that same period. Our net revenue increased from $61.7 million during the six months ended January 31, 2011 to $80.7 million during the six months ended January 31, 2012, representing a 31.0% increase. We also generated $9.1 million and $9.0 million of cash flows from operating activities during the six months ended January 31, 2011 and 2012. In 2010, we had net income of $7.0 million. In 2009 and 2011 and during the six months ended January 31, 2011 and 2012, we had net losses of $10.4 million, $5.3 million, $0.1 million and $2.8 million. As of January 31, 2012, we had an accumulated deficit of $102.8 million.

Industry Background

Dynamic networks are essential to the performance of data centers and increasingly rely on the Internet Protocol, or IP. Organizations are deploying dynamic networks to enable next-generation data centers that utilize virtualization, cloud computing, software-as-a-service and high-speed networking to cost-effectively support numerous business critical operations. Organizations have upgraded the performance of their networking hardware, such as switches and routers, but generally have not upgraded their network control, which is the infrastructure and software that control the operation of the network. The importance of network control grows as networks increase in scale and complexity because of the rapid growth in the number of devices and software applications requiring network connectivity, the consumerization of Information Technology, or IT, the adoption of next-generation IP protocols and the proliferation of virtualization and cloud computing.

Factors Creating a Need for Automated Network Control

The objective of network control is to establish and maintain reliable device and application connectivity to the network by performing a number of complex functions and processes, including IP address management, device configuration, compliance, network discovery, policy implementation, security and monitoring. Historically, organizations have implemented network control using legacy approaches such as basic protocol servers, unsupported internally-developed software, spreadsheets and other manual processes involving routine, repetitive and error-prone tasks. Organizations need automated network control to create dynamic networks. This need is driven by a number of trends, including the following:

•	Rapid growth in the number and types of devices that require network connections;

•	Rapid growth in the number of network-connected software applications, resulting in increased frequency of requests for IP locations;

•	Demand for next-generation data centers that utilize virtualization and cloud computing and the need to deliver and scale services in real-time;

•	Challenges of IP version 6, or IPv6, implementation due to the complexity of this protocol and the need for it to coexist with IP version 4, or IPv4; and

•	Demand for personal consumer device connectivity to the networks of organizations.

Challenges of Legacy Network Control Approaches

As the above trends lead to increased network complexity, the following challenges of legacy approaches to network control are becoming more acute:

•

Long Time to Value. Many organizations are seeking to reduce the time required to place IT infrastructure into service to support their business needs, in part through the use of virtualization and cloud computing. Legacy approaches to network control can be time consuming and therefore may limit an organization’s ability to respond to new revenue opportunities and implement cost reduction strategies.

•

Limited Availability. A network may become unavailable as a result of faults, security attacks or other disruptions caused by data loss, configuration errors or lack of name recognition and inaccurate IP addresses. Legacy network control approaches were not designed to meet the availability requirements of dynamic networks and make networks more susceptible to failures, security attacks and outages.

•

High Total Cost of Ownership. Legacy network control approaches generally require organizations to make significant investments in experienced IT personnel capable of managing the availability and improving the performance of their networks. The additional complexity of IPv6 will increase the need for IT personnel because protocols will become more complicated and IT personnel will have to manage multiple IP protocols with manual processes.

•	Limited Performance. As more applications and devices connect to the network, they are increasingly dependent upon the performance of connection protocols. Legacy network control approaches are unable to process the increasing volume of requests for configuration change, IP addresses and domain names, thereby causing applications and devices to have inconsistent access to the network.

•

Limited Scalability. Legacy network control approaches generally limit scalability since they rely in part on manual processes and internally-developed software. This constrains the number of devices that can be connected to the network and limits the scalability of network capacity and functionality.

•

Difficult to Use. Legacy network control approaches are complex and generally require experienced IT personnel capable of using existing tools and undocumented processes to coordinate manual updates and configuration changes to a network, as well as to manage compliance standards and policies. As a result, organizations frequently must deploy their most experienced IT personnel for network control rather than for strategic business priorities.

Market Opportunity for Automated Network Control

We believe that the market opportunity for automated network control can be estimated based on the significant expenditures that organizations make deploying millions of protocol servers, application change and configuration management software, and IP address management tools, and for ongoing associated labor costs. To make the transition to next-generation data centers that rely on dynamic networks, organizations need to replace legacy approaches to network control with purpose-built automated network control solutions. We believe that the market for automated network control will grow as more end customers replace their legacy network control with automated solutions that enable dynamic networks.

Our Solution

Our appliance-based solution combines real-time IP address management with the automation of key network control and network change and configuration management processes in purpose-built physical and virtual appliances. It is based on our proprietary software that is highly scalable and automates vital network functions, such as IP address management, device configuration, compliance, network discovery, policy implementation, security and monitoring. In addition, our solution leverages our Grid technology, which utilizes our real-time distributed network database to provide “always-on” access to network control data through a scalable, redundant and reliable architecture. Grid enables end customers to manage network information, including millions of IP addresses, and to configure, back up, restore and upgrade thousands of appliances globally from a single point of control.

Key customer benefits of our solution include:

•

Rapid Time to Value. Our automated network control solution allows our end customers to operate their networks in real-time and to introduce IT infrastructure rapidly by propagating network configuration data instantly. This enables our end customers to accelerate business imperatives, including applications that may enhance revenue or decrease expenditures.

•

High Availability. Our solution ensures high network availability through a distributed network database that maintains system redundancy and security across multiple connected appliances and locations. This makes the network less susceptible to failures, security attacks and outages.

•

Cost Effective. Our technologies automate routine, repetitive and complex network configuration operations, eliminate many error-prone tasks and manual processes and provide a single point of control. Our solution also addresses the complexity of IPv6. This allows our end customers to reduce the operational costs of configuring and maintaining the network by employing fewer and less expensive IT personnel to perform network control tasks.

•	High Performance. Our purpose-built physical and virtual appliances provide high performance and real-time processing of configuration change requests and connection protocols, such as the domain name system, or DNS, and the dynamic host configuration protocol, or DHCP. For example, our Trinzic 4010 hardware appliance can deliver 200,000 DNS queries per second, which is nearly twice as fast as the nearest competitive, commercially-available DNS product.

•

High Scalability. Our solution leverages our real-time, distributed network database to enable up to 12,500 of our physical and virtual appliances to operate as a single, unified system that can replicate and distribute data in real-time.

•

Easy to Use. Our solution offers intuitive graphical user interfaces to guide inexperienced IT personnel through complex workflows. It enables our end customers to configure, back up, restore and upgrade thousands of appliances globally from a single point of control, often with a single click. In addition, our solution enables organizations to place network hardware components into service and manage ongoing compliance reporting requirements easily by maintaining and updating device configurations and policies centrally.

Our Growth Strategy

The following are key elements of our growth strategy:

•

Extend Our Technology Leadership Position. We intend to leverage our leadership position and time to market advantage by continuing to define the market requirements for automated network control. We also plan to continue to invest in research and development to help our end customers achieve the full benefits of virtualization and cloud computing through network automation technology.

•

Strategically Expand Our Product Portfolio. Our close relationships with our end customers provide us with valuable insights into end customer needs, deployment demands and market trends, and we plan to continue to leverage this information to develop and enhance our product offerings. In addition, we expect to expand into adjacent markets through organic development, strategic technology partnerships and selective acquisitions.

•

Extend Our Reach and Add New End Customers. We intend to target new end customers by continuing to invest in our sales force, deepening our engagement with our current channel partners and establishing relationships with new channel partners.

•

Up-Sell Additional Products into Our Growing End Customer Base. We intend to continue to develop our marketing and sales capabilities to encourage the adoption of new products by our large installed base of end customers.

•

Expand Channel Relationships to Accelerate Adoption of Our Solution. We intend to increase the productivity of our channel partners through product education, sales training and support training. In addition, we intend to leverage and work with service providers to distribute our solution through product resale and managed service offerings.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties of which you should be aware before making an investment decision. These risks and uncertainties are discussed more fully in the section of this prospectus entitled “Risk Factors” and include, but are not limited to, the following:

•	We have a history of losses, and we may not become profitable or maintain profitability;

•	Our recent growth rates may not be indicative of our future growth, and we may not continue to grow at our recent pace or at all;

•	The developing and rapidly evolving nature of our business and the markets in which we operate may make it difficult to evaluate our business;

•	Our net revenue and operating results could vary significantly from period to period and be unpredictable, which could cause the market price of our common stock to decline;

•

Sales of our Trinzic DDI family of products generate most of our products and licenses revenue, and if we are unable to continue to grow sales of these products, our operating results and profitability will suffer;

•	The demand for our solution and corresponding sales of our products may not grow as we expect; and

•	We compete in highly competitive markets, and competitive pressures from existing and new companies may adversely impact our business and operating results.

We were originally incorporated in Illinois in February 1999 and reincorporated in Delaware in May 2003. Our principal executive offices are located at 4750 Patrick Henry Drive, Santa Clara, California 95054, and our telephone number is (408) 625-4200. Our website address is www.infoblox.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Unless otherwise indicated, the terms “Infoblox,” “we,” “us” and “our” refer to Infoblox Inc., a Delaware corporation, together with its consolidated subsidiaries.

Infoblox is our registered trademark in the United States, and the Infoblox logo and all of our product names are our trademarks. Other trademarks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us	5,744,343 shares

Common stock offered by the selling stockholders	1,755,657 shares

Common stock to be outstanding after this offering	44,001,144 shares

Over-allotment option	1,125,000 shares

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $65.2 million (or approximately $78.9 million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect to use the net proceeds that we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. See “Use of Proceeds.”

NYSE symbol	“BLOX”

The number of shares of our common stock to be outstanding after this offering is based upon the number of shares of our common stock outstanding as of January 31, 2012, after giving effect to the issuance of 151,595 shares of our common stock to be acquired by certain selling stockholders through option or warrant exercises at the closing of this offering in order to sell those shares in this offering, and does not include:

•

10,920,332 shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2012, with a weighted-average exercise price of $5.25 per share (other than 96,098 shares to be sold in this offering by certain selling stockholders upon the exercise of vested stock options);

•	939,336 shares of our common stock issuable upon the exercise of stock options granted after January 31, 2012, with a weighted-average exercise price of $11.25 per share;

•

325,048 shares of our common stock issuable upon the exercise of warrants outstanding as of January 31, 2012, with a weighted-average exercise price of $0.34 per share (other than 55,497 shares to be sold in this offering by a selling stockholder upon the assumed net exercise of warrants outstanding as of January 31, 2012 at a weighted average exercise price of $2.38 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and the conversion of any shares of preferred stock received into shares of our common stock); and

•

6,617,724 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan (which includes 117,724 shares of common stock reserved, as of January 31, 2012, for future issuance under our 2003 Stock Plan, which shares will be added to the shares reserved under our 2012 Equity Incentive Plan upon the effectiveness of the 2012 Equity Incentive Plan if those shares are not issued or subject to outstanding grants under the 2003 Stock Plan at that time) and our 2012 Employee Stock Purchase Plan, each of which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into 26,841,363 shares of our common stock upon the closing of this offering;

•

the conversion of all outstanding warrants to purchase shares of preferred stock into warrants to purchase 22,139 shares of common stock upon the closing of this offering (excluding 22,073 shares to be acquired by a selling stockholder upon the assumed net exercise of warrants to purchase shares of preferred stock outstanding as of January 31, 2012 at a exercise price of $4.65 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and the conversion of the shares received into shares of our common stock in order to sell those shares in this offering);

•	a 1-for-3 reverse split of our common stock, which will occur prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	the effectiveness of our restated certificate of incorporation and restated bylaws upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 1,125,000 shares of our common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We derived the summary consolidated statement of operations data for the years ended July 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited summary consolidated statement of operations data for the six months ended January 31, 2011 and 2012, and the unaudited summary consolidated balance sheet data as of January 31, 2012, from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, that we believe are necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our results for the six months ended January 31, 2012 are not necessarily indicative of the operating results to be expected for the full year ending July 31, 2012 or any other period. You should read the following summary consolidated financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenue:
Products and licenses	$35,358	$65,849	$80,274	$37,810	$46,238
Services	26,355	36,319	52,561	23,845	34,504

Total net revenue	61,713	102,168	132,835	61,655	80,742
Cost of revenue(1):
Products and licenses	9,036	13,770	16,652	7,465	9,724
Services	6,120	8,183	12,187	5,627	7,307

Total cost of revenue	15,156	21,953	28,839	13,092	17,031

Gross profit	46,557	80,215	103,996	48,563	63,711
Operating expenses:
Research and development(1)	15,396	18,066	29,605	12,784	17,885
Sales and marketing(1)	34,685	45,413	67,390	30,590	40,278
General and administrative(1)	6,553	8,380	10,831	4,531	7,393

Total operating expenses	56,634	71,859	107,826	47,905	65,556

Income (loss) from operations	(10,077)	8,356	(3,830)	658	(1,845)
Other income (expense):
Interest income, net	35	13	40	18	23
Other expense, net	(98)	(370)	(730)	(346)	(362)

Total other income (expense)	(63)	(357)	(690)	(328)	(339)

Income (loss) before provision for income taxes	(10,140)	7,999	(4,520)	330	(2,184)
Provision for income taxes	276	1,011	802	462	661

Net income (loss)	$(10,416)	$6,988	$(5,322)	$(132)	$(2,845)

Net income (loss) attributable to common stockholders(2):
Basic	$(10,416)	$101	$(5,322)	$(132)	$(2,845)

Diluted	$(10,416)	$124	$(5,322)	$(132)	$(2,845)

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(In thousands, except share and per share data)
Net income (loss) per share attributable to common stockholders(2):
Basic	$(1.50)	$0.01	$(0.54)	$(0.01)	$(0.26)

Diluted	$(1.50)	$0.01	$(0.54)	$(0.01)	$(0.26)

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders(2):
Basic	6,966,448	7,767,516	9,933,362	9,584,691	11,086,609

Diluted	6,966,448	10,280,881	9,933,362	9,584,691	11,086,609

Pro forma net loss per share attributable to common stockholders (unaudited)(2):
Basic and diluted			$(0.14)		$(0.07)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders (unaudited)(2):
Basic and diluted			36,774,725		37,927,972

(1)	Results above include stock-based compensation as follows:

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(In thousands)
Stock-based compensation:
Cost of revenue	$102	$146	$283	$123	$203
Research and development	440	580	1,126	495	766
Sales and marketing	606	1,311	2,546	1,289	1,845
General and administrative	312	651	1,178	538	923

Total stock-based compensation	$1,460	$2,688	$5,133	$2,445	$3,737

(2)	Please see note 13 of our notes to the consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income (loss) per share attributable to common stockholders and our pro forma net loss per share attributable to common stockholders.

	As of January 31, 2012
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(In thousands)
Consolidated Balance Sheet Data (Unaudited):
Cash and cash equivalents	$49,983	$49,983	$117,118
Working capital	11,844	11,844	79,861
Total assets	130,562	130,562	195,152
Deferred revenue, net—current and long-term	71,006	71,006	71,006
Convertible preferred stock warrant liability	478	—	—
Convertible preferred stock	107,506	—	—
Total stockholders’ equity (deficit)	(67,529)	40,455	105,927

(1)	The pro forma column reflects (i) the conversion of all outstanding shares of our convertible preferred stock into 26,841,363 shares of our common stock upon the closing of this offering and (ii) the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital.
(2)	The pro forma as adjusted column reflects the items described in footnote 1 and the receipt of $65.2 million in net proceeds from our sale of 5,744,343 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $5.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.
(3)	Includes the impact, including our estimated associated tax obligation, of option and warrant exercises at the closing of this offering by the selling stockholders, who will exercise options and warrants to purchase 151,595 shares of our common stock (including 55,497 shares to be issued upon the assumed net exercise of warrants to purchase shares of common stock and preferred stock outstanding as of January 31, 2012, at a weighted average exercise price of $2.38 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and the conversion of the shares received into shares of our common stock), with a weighted average exercise price of $3.08 per share (excluding warrants assumed to be net exercised), in order to sell those shares in this offering.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making a decision to invest in our common stock. Our business, operating results, financial condition or prospects could be materially and adversely affected by any of these risks and uncertainties. In that case, the trading price of our common stock could decline and you might lose all or part of your investment. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, operating results, financial performance or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. In assessing the risks and uncertainties described below, you should also refer to the other information contained in this prospectus before making a decision to invest in our common stock.

Risks Related to Our Business and Industry

We Have a History of Losses, and We May Not Become Profitable or Maintain Profitability.

Since our inception in 1999, we have incurred a net loss in each fiscal year except 2010, including a net loss of $5.3 million in 2011. During the six months ended January 31, 2012, we incurred a net loss of $2.8 million. As a result, we had an accumulated deficit of $102.8 million at January 31, 2012. We may not become profitable in the future or may be unable to maintain any profitability achieved if we fail to increase our net revenue and manage our expenses or if we incur unanticipated liabilities. Revenue growth may slow or revenue may decline for a number of reasons, including slowing demand for our products or services, increasing competition, the timing of revenue recognition, lengthening sales cycles, decelerating growth of, or declines in, our overall market, or our failure to capitalize on growth opportunities or to introduce new products and services. In addition, we expect that our operating expenses, including stock-based compensation, will continue to increase in all areas as we seek to grow our business and as we assume the reporting requirements and compliance obligations of a public company. Any failure by us to achieve and maintain profitability could cause the price of our common stock to decline significantly.

Our Recent Growth Rates May Not Be Indicative of Our Future Growth, and We May Not Continue to Grow at Our Recent Pace or at All.

Our continued business and revenue growth will depend, in part, on our ability to continue to sell our products to new end customers, sell additional products to our existing end customers, introduce new products or enhancements and increase our share of and compete successfully in new, growing markets, and we may fail to do so. You should not consider our recent growth rate in net revenue as indicative of our future growth.

The Developing and Rapidly Evolving Nature of Our Business and the Markets in Which We Operate May Make it Difficult to Evaluate Our Business.

We were founded in 1999 and since inception have been creating products for the developing and rapidly evolving market for automated network control. Our initial products were appliances that supported reliable connectivity to networks. We have expanded our product focus through internal development and recent acquisitions of products and technologies. Acquisitions such as our acquisition of Netcordia, Inc. in May 2010 may cause uncertainties related to their integration into our business. In addition, we may have difficulty in our business and financial planning because of the developing nature of the markets in which we operate and the evolving nature of our business. Because we depend in part on market acceptance of our products, it is difficult to evaluate trends that may affect our business and whether our expansion will be profitable. Thus, any predictions about our future revenue and expenses may not be as accurate as they would be if our business and market were more mature and stable.

Our Net Revenue and Operating Results Could Vary Significantly From Period to Period and Be Unpredictable, Which Could Cause the Market Price of Our Common Stock to Decline.

The sale and licensing of our products generates a majority of our net revenue. The timing of sales and licensing of products can be difficult to predict and can result in significant fluctuations in our net revenue from period to period. Our operating results have fluctuated significantly in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of our control. As a result, comparing our net revenue and operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

We have based our current and projected future expense levels on our operating plans and sales forecasts, and our operating costs are relatively fixed in the short term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in net revenue, and even a small shortfall in net revenue could disproportionately and adversely affect our financial results for a given quarter.

It is possible that our operating results in some periods may be below market expectations. This would likely cause the market price of our common stock to decline. In addition to the other risk factors listed in this section, our operating results may be affected by a number of factors, including:

•	the timing of sales of our products and services, particularly large sales;

•	the inherent complexity, length and associated unpredictability of our sales cycles, including the varying budgetary cycles and purchasing priorities of our end customers;

•	the timing of revenue recognition as a result of guidance under accounting principles generally accepted in the United States;

•	fluctuations in demand for our products and services, including seasonal variations;

•	the timing of the resale of our products sold to distributors, for which we generally recognize revenue upon reported sell-through;

•	the mix of our products and services sold and distribution channels through which our products and services are sold;

•	the timing and success of changes in our product offerings or those of our competitors;

•	changes in our or our competitors’ pricing policies or sales terms;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	our ability to control costs, including the costs of our third-party manufacturers;

•	the ability to obtain sufficient supplies of components at acceptable prices, or at all;

•	the timing of costs related to the development or acquisition of technologies or businesses;

•	our inability to complete or integrate efficiently any acquisitions that we may undertake;

•	changes in the regulatory environment for our products domestically and internationally;

•

claims of intellectual property infringement against us and any resulting temporary or permanent injunction prohibiting us from selling our products or requirement to pay damages or expenses associated with any of those claims; and

•	general economic conditions in our domestic and international markets.

Further, end customer buying patterns and sales cycles can vary significantly from quarter to quarter and are not subject to an established pattern over the course of a quarter. Accordingly, at the beginning of a quarter, we have limited visibility into the level of sales that will be made in that quarter. If expected net revenue at the end of any quarter is reduced or delayed for any reason, including, among other things, the failure of anticipated purchase orders to materialize, our inability to deliver products prior to quarter-end to fulfill purchase orders received near the end of the quarter, our failure to manage inventory properly in a way to meet demand, or our inability to release new products on schedule, our net revenue and operating results for that quarter could be materially and adversely affected.

As a result of the foregoing factors, our operating results in one or more future periods may fail to meet or exceed our projections or the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely decline.

Sales of Our Trinzic DDI Family of Products Generate Most of Our Products and Licenses Revenue, and if We are Unable to Continue to Grow Sales of These Products, Our Operating Results and Profitability Will Suffer.

Historically, we have derived substantially all of our products and licenses revenue from sales of products in our Trinzic DDI family and their predecessors, and we expect to continue to derive a significant majority of our products and licenses revenue from sales of our Trinzic DDI family of products for the foreseeable future. A decline in the price of these products and related services, whether due to competition or otherwise, or our inability to increase sales of these products, would harm our business and operating results more seriously than it would if we derived significant revenue from a variety of product lines and services. Our future financial performance will also depend upon successfully developing and selling enhanced versions of our Trinzic DDI family of products. If we fail to deliver product enhancements, new releases or new products that end customers want, it will be more difficult for us to succeed. In addition, our strategy depends upon our products being able to solve critical network management problems for our end customers. If our Trinzic DDI family of products is unable to solve these problems for our end customers or if we are unable to sustain the high levels of innovation in our Trinzic DDI product feature set needed to maintain leadership in what will continue to be a competitive market environment, our business and results of operations will be harmed.

The Demand For Our Automated Network Control Solution and Related Services May Not Grow as We Expect.

The demand for automated network control depends upon the increasing size and complexity of networks, which may be driven by the rapid growth of new network-connected devices and applications, the adoption of IPv6 and the proliferation of virtualization and cloud computing. The market for automated network control products has increased in recent years as organizations have deployed more devices and applications on their networks and increased the number of virtual machines in use. Our business plan assumes that the demand for automated network control will increase based on the foregoing factors. Ultimately, however, the factors driving demand for automated network control may not develop as quickly as we anticipate, or at all, and the growth of our business and results of operations may be adversely affected.

If We are Unable to Attract New End Customers or to Sell Additional Products to Our Existing End Customers, Our Revenue Growth Will be Adversely Affected and Our Net Revenue Could Decrease.

To increase our net revenue, we must continually add new end customers and sell additional products to existing end customers. In recent periods, we have been adding personnel and other resources to our sales function as we focus on growing our business, entering new markets and increasing our market share, and we expect to incur significant additional expenses in expanding our sales and development personnel and our international operations in order to achieve revenue growth. The return on these and future investments may be lower, or may be realized more slowly, than we expect. If we do not achieve the benefits anticipated from our investments, or if the achievement of these benefits is delayed, our growth rates will decline and our operating results would likely be adversely affected.

If We are Unable to Introduce New Products Successfully and To Make Enhancements To Existing Products, Our Growth Rates Would Likely Decline and Our Business, Results of Operations and Competitive Position Could Suffer.

We invest substantial amounts of time and resources in researching and developing new products and enhancing existing products by incorporating additional features, improving functionality and adding other improvements to meet end customers’ rapidly evolving demands in our highly competitive industry. For example, we recently introduced a new series of appliances with greater price/performance and other advantages but lower gross margins compared to our prior generation of appliances, the “A” appliance series. We also invest in the acquisition of products that expand our offerings and help us enter into new growing markets, as we did when we expanded our product line and automation capabilities through our May 2010 acquisition of Netcordia. We often make these investments without being certain that they will result in products or enhancements that the market will accept or that they will expand our share of those markets. The sizes of the markets currently addressed by our products are not certain, and our ability to grow our business in the future may depend upon our ability to introduce new products or enhance and improve our existing products for those markets or entry into new markets. Our growth would likely be adversely affected if we fail to introduce these new products or enhancements, fail to manage successfully the transition to new products from the products they are replacing or do not invest our development efforts in appropriate products or enhancements for significant new markets, or if these new products or enhancements do not attain market acceptance.

Our new products or enhancements could fail to attain sufficient market acceptance for many reasons, including:

•	the timeliness of the introduction and delivery of our products or enhancements;

•	our failure or inability to predict changes in our industry or end customers’ demands or to design products or enhancements that meet end customers’ increasing demands;

•	defects, errors or failures in any of our products or enhancements;

•	the inability of our products and enhancements to interoperate effectively with products from other vendors or to operate successfully in the networks of prospective end customers;

•	negative publicity about the performance or effectiveness of our products or enhancements;

•	reluctance of end customers to purchase products that incorporate elements of open source software;

•	failure of our channel partners to market, support or distribute our products or enhancements effectively; and

•	changes in government or industry standards and criteria.

Our products or enhancements may have limited value to us if they fail to achieve market acceptance, and there can be no assurance that our sales efforts will be effective or that we will realize a positive return on any of these investments, even if the resultant products or enhancements achieve market acceptance.

Our end customers expect timely introduction of new products and enhancements to respond to new feature requests. Since developing new products or new versions of, or add-ons to, our existing products is complex, the timetable for their commercial release is difficult to predict and may vary from historical experience, which could result in delays in their introduction from anticipated or announced release dates. We may not offer updates as rapidly as our end customers require or expect. If we do not respond to the rapidly changing needs of our end customers by developing and introducing on a timely basis new and effective products, features, upgrades and services that can respond adequately to their needs, our competitive position, business and growth prospects will be harmed.

We Compete in Rapidly Evolving Markets, and Our Failure to Respond Quickly and Effectively to Changing Market Requirements Could Cause Our Business and Key Operating Metrics to Decline.

The automated network control market is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. For example, in order to be competitive, our solution must be capable of operating with and managing an ever increasing array of network devices and an increasingly complex network environment. In some cases, the ability of our solution to interoperate with and manage third-party devices may require licenses from the device manufacturers or other third parties, and we may not be able to obtain necessary licenses on acceptable terms or at all. In addition, our solution must be compatible with industry standards for networks. As new networking devices are introduced and standards in the networking market evolve, we may be required to modify our products and services to make them compatible with these new devices and standards. Likewise, if our competitors introduce new products and services that compete with ours, we may be required to reposition our product and service offerings or to introduce new products and services in response to that competitive pressure. We may not be successful in modifying our current products or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these shifts in the competitive landscape successfully, our business and operating results could be materially harmed.

Our Sales Cycles Can Be Long and Unpredictable, and Our Sales Efforts Require Considerable Time and Expense. As a Result, Our Sales and Revenue Are Difficult to Predict and May Vary Substantially from Period to Period, Which May Cause Our Operating Results to Fluctuate Significantly.

The timing of our sales and revenue recognition is difficult to predict because of the length and unpredictability of our products’ sales cycles. A sales cycle is the period between initial contact with a prospective end customer and any sale of our products. End customer orders often involve the purchase of multiple products. These orders are complex and difficult to complete because prospective end customers generally consider a number of factors over an extended period of time before committing to purchase automated network control products, such as the solution we sell. End customers often view the purchase of our products as a significant and strategic decision and require considerable time to evaluate, test and qualify our products prior to making a purchase decision and placing an order. The length of time that end customers devote to their evaluation, contract negotiation and budgeting processes varies significantly. The length of our products’ sales cycles typically ranges from three to twelve months but can be more than eighteen months. During the sales cycle, we expend significant time and money on sales and marketing activities and make investments in evaluation equipment, all of which lower our operating margins, particularly if no sale occurs. Even if an end customer makes a decision to purchase our products, there are many factors affecting the timing of our recognition of revenue, which makes our revenue difficult to forecast. For example, there may be unexpected delays in an end customer’s internal procurement processes, particularly for some of our larger end customers for which our products represent a very small percentage of their total procurement activity. There are many other factors specific to end customers that contribute to the timing of their purchases and the variability of our revenue recognition, including the strategic importance of a particular project to an end customer, budgetary constraints and changes in their personnel. Even after an end customer makes a purchase, there may in some cases be circumstances or terms relating to the purchase that delay our ability to recognize revenue from that purchase. In addition, the significance and timing of our product enhancements, and the introduction of new products by our competitors, may also affect end customers’ purchases. For all of these reasons, it is difficult to predict whether a sale will be completed, the particular fiscal period in which a sale will be completed or the period in which revenue from a sale will be recognized. If our sales cycles lengthen, our net revenue could be lower than expected, which would have an adverse impact on our operating results and could cause our stock price to decline.

We Compete in Highly Competitive Markets, and Competitive Pressures From Existing and New Companies May Adversely Impact Our Business and Operating Results.

The markets in which we compete are highly competitive. We expect competition to intensify in the future as existing competitors and new market entrants introduce new products into our markets. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and our failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition. If we do not keep pace with product and technology advances and otherwise keep our product offerings competitive, there could be a material and adverse effect on our competitive position, revenue and prospects for growth.

We compete with large technology integrators, such as BMC Software, Inc., EMC Corporation, Hewlett-Packard Company and International Business Machines Corporation, telecommunication equipment providers, such as Alcatel-Lucent and BT Group plc, and specialized technology providers, such as BlueCat Networks, Inc., EfficientIP SAS and Nominum, Inc. We also seek to replace network control tools and processes in which end customers have made significant investments. These tools and processes may have been purchased or internally-developed based on open source software or other technology, and end customers may be reluctant to adopt a new solution that replaces or changes their existing tools and processes.

Many of our competitors are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources and greater name recognition. We could also face competition from new market entrants, some of which might be our current technology partners. Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	longer operating histories;

•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

•	broader distribution and established relationships with channel partners;

•	access to larger end customer bases;

•	greater end customer support;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios;

•	the ability to bundle competitive offerings with other products and services;

•	less stringent accounting requirements, resulting in greater flexibility in pricing and terms; and

•	lower labor and development costs.

As a result, increased competition could result in fewer end customer orders, price reductions, reduced operating margins and loss of market share. Our competitors also may be able to provide end customers with capabilities or benefits different from or greater than those we can provide in areas such as technical qualifications or geographic presence, or to provide end customers a broader range of products, services and prices. In addition, large competitors may have more extensive relationships within existing and potential end customers that provide them with an advantage in competing for business with those end customers. Our ability to compete will depend upon our ability to provide a better solution than our competitors at a competitive price. We may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and there is no assurance that these investments will achieve any returns for us or that we will be able to compete successfully in the future.

We also expect increased competition if our market continues to expand. Conditions in our market could change rapidly and significantly as a result of technological advancements or other factors. In addition, current or potential competitors may be acquired by third parties that have greater resources available. As a result of these acquisitions, our current or potential competitors might take advantage of the greater resources of the larger organization to compete more vigorously or broadly with us. In addition, continued industry consolidation might adversely impact end customers’ perceptions of the viability of smaller and even medium-sized networking companies and, consequently, end customers’ willingness to purchase from those companies.

Adverse Economic Conditions May Adversely Impact Our Business.

Our business depends on the overall demand for IT and on the economic health of our current and prospective end customers. In addition, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. The recent financial recession resulted in a significant weakening of the economy in the United States and Europe and of the global economy, more limited availability of credit, a reduction in business confidence and activity, deficit-driven austerity measures that continue to impact governments and educational institutions, and other difficulties that may affect one or more of the industries to which we sell our products and services. We believe that this economic downturn had an impact on our results of operations in 2009, and that our business in Europe continues to be adversely affected by weakness in current economic conditions. If economic conditions in the United States, Europe and other key markets for our products continue to remain uncertain or deteriorate further, many end customers may delay or reduce their IT spending. This could result in reductions in sales of our products and services, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events would likely harm our business, operating results and financial condition. In addition, there can be no assurance that IT spending levels will increase following any recovery.

We Base Our Inventory Purchasing Decisions on Our Forecasts of End Customer Demand, and if Our Forecasts are Inaccurate, Our Operating Results Could be Materially Harmed.

We place orders with our third-party manufacturers based on our forecasts of our end customers’ requirements and forecasts provided by our channel partners. These forecasts are based on multiple assumptions, each of which might cause our estimates to be inaccurate, affecting our ability to provide products to our customers. When demand for our products increases significantly, we may not be able to meet it on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs to rush the manufacture and delivery of additional products. If we or our channel partners underestimate end customer demand, we may forego revenue opportunities, lose market share and damage our end customer relationships. Conversely, if we overestimate end customer demand, we may maintain more finished goods or raw materials inventory than we are able to sell when we expect to or at all. If our channel partners overestimate end customer demand, our channel partners may accumulate excess inventory, which could cause a reduction of purchases from us in future quarters. As a result, we could have excess or obsolete inventory, resulting in a decline in its value, which would increase our cost of revenue and reduce our liquidity. Our failure to manage inventory accurately relative to demand would adversely affect our operating results.

We Rely on Our Channel Partners, Including Distributors, Integrators, Managed Service Providers and Value-Added Resellers. A Decrease in Their Sales of Our Products Would Materially and Adversely Affect Our Operating Results.

In 2009, 2010 and 2011 and during the six months ended January 31, 2011 and 2012, a significant majority of our net revenue was generated from sales through our channel partners, including third-party distributors, integrators, managed service providers and value-added resellers, or VARs, that market or sell networking equipment, software and other products and services to end customers. We expect these channel partners to continue to have a similar impact on our net revenue for the foreseeable future, as we invest in and expand our channel relationships, particularly those with large managed service providers. Accordingly, our future growth will depend in part on our channel partners’ ability to market and sell our products and services.

In general, our contracts with our channel partners do not contain minimum purchase commitments and allow them to exercise significant discretion regarding the promotion of our products and services, meaning our channel partners could cease to sell our products and services, choose to market, sell and support products and services that are competitive with ours or choose to devote more resources to the marketing, sales and support of those competitive products. As a result, our net revenue would decrease if our competitors were effective in providing incentives to existing and potential channel partners to favor their products over ours or to prevent or reduce sales of our products. Our net revenue might also be negatively affected by our failure to hire and retain sufficient qualified sales personnel internally since our channel partners depend on significant support from our internal sales personnel. Even if our channel partners actively and effectively promote our products and services, there can be no assurance that their efforts will result in growth of our net revenue. In addition, to the extent we fail to attract, train and maintain a sufficient number of high-quality channel partners, our business, operating results and financial condition could be materially and adversely affected. Recruiting and retaining qualified channel partners, particularly large managed service providers, is difficult. Training new channel partners regarding our technology and products requires significant time and resources, and it may take several months or more to achieve significant sales from new channel partners. We may also change our channel distribution model in one or more regions, such as by adding a distribution tier to our sales channel in North America to support our VARs, which change might not improve our channel partners’ effectiveness and could result in decreases to our gross margins and declining profitability. In order to develop and expand our distribution channels, we must continue to scale and improve our processes and procedures that support these channels, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage.

By relying on channel partners, we may in some cases have little contact with the end customers of our products, thereby making it more difficult for us to ensure proper delivery, installation and support of our products, service ongoing end customer requirements and respond to evolving end customer needs. In addition, our use of channel partners could subject us to lawsuits, potential liability and reputational harm if, for example, a sales channel partner misrepresents the functionality of our products or services to end customers or violates laws or our corporate policies. If we fail to manage our channel partners effectively, our business would be seriously harmed.

We are Exposed to the Credit Risk of Our Channel Partners and End Customers, Which Could Result in Material Losses and Negatively Impact Our Operating Results.

Most of our sales are on an open credit basis, with typical payment terms of 30 days. Because of local customs or conditions, payment terms may be longer in some circumstances and markets. If any of the channel partners or end customers responsible for a significant portion of our net revenue becomes insolvent or suffers a deterioration in its financial or business condition and is unable to pay for our products, our results of operations could be harmed.

Our Business Depends on End Customers Renewing Their Maintenance and Support Contracts. Any Decline in Maintenance Renewals Could Harm Our Future Operating Results.

We typically sell our products with maintenance and support as part of the initial purchase, and a substantial portion of our annual net revenue comes from renewals of maintenance and support contracts. Our end customers have no obligation to renew their maintenance and support contracts after the expiration of the initial period, and they may elect not to renew their maintenance and support contracts, to renew their maintenance and support contracts at lower prices through alternative channel partners or to reduce the product quantity under their maintenance and support contracts, thereby reducing our future net revenue from maintenance and support contracts. If our end customers do not renew their maintenance and support contracts or if they renew them on terms that are less favorable to us, our net revenue may decline and our business will suffer.

Our Ability to Sell Our Products is Highly Dependent on the Quality of Our Support and Services Offerings, and Our Failure to Offer High-Quality Support and Services Could Have a Material and Adverse Effect on Our Business and Results of Operations.

Once our products are deployed within our end customers’ networks, our end customers depend on our support organization and our channel partners to resolve any issues relating to our products. High-quality support is critical for the successful marketing and sale of our products. If we or our channel partners do not assist our end customers in deploying our products effectively, succeed in helping our customers resolve post-deployment issues quickly, or provide ongoing support, it could adversely affect our ability to sell our products to existing end customers and could harm our reputation with potential end customers. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Our failure or the failure of our channel partners to maintain high-quality support and services could have a material and adverse effect on our business and operating results.

Claims by Others That We Infringe Their Intellectual Property Rights Could Harm Our Business.

Our industry is characterized by vigorous pursuit and protection of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties may assert claims of misappropriation of trade secrets or infringement of intellectual property rights against us or against our end customers or channel partners for which we may be liable. We were recently involved in litigation of this kind with BlueCat Networks, Inc. and BlueCat Networks (USA), Inc. (or collectively BlueCat), one of our competitors. While we have settled this dispute and the parties have agreed, among other things, not to commence patent litigation for at least a five-year period, there can be no assurance that future litigation will not be initiated by the parties prior to the end of that period. See “Business—Legal Proceedings” for more detail about our recently settled litigations and the terms of settlement with BlueCat.

As our business expands, the number of products and competitors in our markets increases and product overlaps occur, infringement claims may increase in number and significance. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. In addition, we currently have a more limited portfolio of issued patents than our major competitors, and therefore may not be able to utilize our intellectual property portfolio effectively to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our potential patents may provide little or no deterrence. In addition, many potential litigants have the capability to dedicate substantially greater resources than we can to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing products or performing certain services. We could also be required to seek a license for the use of that intellectual property, which might not be available on commercially acceptable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and might ultimately not be successful.

Failure to Protect Our Intellectual Property Rights Could Adversely Affect Our Business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business might be harmed. In addition, we might incur significant expenses in defending our intellectual property rights, as we did in our recently settled patent lawsuits with BlueCat. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

We could be required to spend significant resources to monitor and protect our intellectual property rights. In this regard, we have in the past initiated and may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our management and technical personnel, which might adversely affect our business, operating results and financial condition.

Indemnity Provisions in Various Agreements Potentially Expose Us to Substantial Liability for Intellectual Property Infringement and Other Losses.

Our agreements with customers and commercial partners include indemnification provisions, under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons or other third-party claims. The term of these indemnity provisions is generally perpetual after execution of the corresponding product sale agreement. Large indemnity payments could harm our business, operating results and financial condition.

We Rely on a Sole Source Third-Party Manufacturer for Substantially All of Our Products and Depend on it for the Supply and Quality of Our Products.

We outsource the manufacturing of substantially all of our products to Flextronics Telecom Systems, Ltd., an affiliate of Flextronics International Ltd. These arrangements subject us to the risk that the manufacturer does not provide our customers with the quality and performance that they expect or that the manufacturer does not provide us with an adequate supply of products. Our orders typically represent a relatively small percentage of the overall orders received by this manufacturer from its customers. As a result, fulfilling our orders may not be considered a priority in the event our manufacturer is constrained in its ability to fulfill all of its customer obligations in a timely manner. We must also accurately predict the number of products that we will require. If we overestimate our requirements, we may incur liabilities for excess inventory, which could negatively affect our gross margins. Conversely, if we underestimate our requirements, our manufacturer and suppliers may have inadequate supplies of the materials and components required to produce our products. In addition, we acquire some of our other products and components from sole-source suppliers. This could result in an interruption of the manufacturing of our products, delays in shipments and deferral or loss of revenue. Quality or performance failures of our products or changes in our manufacturers’ financial or business condition could disrupt our ability to supply quality products to our customers and thereby have a material and adverse effect on our business and operating results.

Some of the Components and Technologies Used in Our Products are Purchased and Licensed From a Single Source or a Limited Number of Sources. The Loss of Any of These Suppliers Might Cause Us to Incur Additional Transition Costs, Result in Delays in the Manufacturing and Delivery of Our Products, or Cause Us to Carry Excess or Obsolete Inventory and Could Require Us to Redesign Our Products.

Although supplies of our components are generally available from a variety of sources, we currently depend on a single source or a limited number of sources for most components included in our products. For example, the chipsets and motherboards that we use in the products manufactured by Flextronics are currently available only from a limited number of sources, and neither we nor, to our knowledge, this manufacturer have entered into supply agreements with these sources. We have also entered into license agreements with some of our suppliers for technologies that are used in our products.

As there are no other sources for identical components and technologies, if we lost any of these suppliers, we might not be able to sell our products for a significant period of time, and we could incur significant costs to redesign our hardware and software to incorporate components or technologies from alternative sources or to qualify alternative suppliers. Our reliance on a single source or a limited number of suppliers involves a number of additional risks, including risks related to:

•	supplier capacity constraints;

•	price increases;

•	timely delivery;

•	component quality; and

•	natural disasters.

In addition, for certain components for which there are multiple sources, we are subject to potential price increases and limited availability as a result of market demand for these components. In the past, unexpected demand for computer and network products has caused worldwide shortages of certain electronic parts. If similar shortages occur in the future, our business would be adversely affected. For example, the supplier of a key component included in some of our products was recently affected by flooding in Thailand, which has resulted in a substantial price increase for this component. We carry very little inventory of our products, and we and our manufacturer rely on our suppliers to deliver necessary components in a timely manner. We and our manufacturer rely on purchase orders rather than long-term contracts with these suppliers, and as a result we or our manufacturer might not be able to secure sufficient components, even if they were available, at reasonable prices or of acceptable quality to build products in a timely manner and, therefore, might not be able to meet customer demands for our products, which would have a material and adverse effect on our business, operating results and financial condition.

We Rely on the Availability of Third-Party Licenses and, in the Future, if These Licenses are Available to Us Only on Less Favorable Terms or Not Available at All, Our Business and Operating Results Would be Harmed.

Our products include software and other technology licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek additional licenses for existing or new products. There can be no assurance that the necessary licenses would be available on acceptable terms or at all. The inability to obtain certain licenses or other rights or to obtain those licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until such time, if ever, as equivalent technology could be identified, licensed or developed and integrated into our products and might have a material adverse effect on our business, operating results and financial condition.

Our International Sales and Operations Subject Us to Additional Risks That May Materially and Adversely Affect Our Business and Operating Results.

During 2010 and 2011 and the six months ended January 31, 2011 and 2012, 41.0%, 41.5%, 43.6% and 43.0% of our net revenue, respectively, were derived from customers outside of the United States. Sales to these end customers have typically been denominated in U.S. dollars. Fluctuations in currency exchange rates could cause our products to become relatively more expensive to end customers in a particular country, leading to a reduction in sales or profitability in that country. We are also exposed to movements in foreign currency exchange rates relating to operating expenses associated with our operations and personnel outside the United States. We have research and development personnel in Canada and France, engage contractors in Belarus, India and Thailand, and have testing and support personnel in India, and we expect to expand our offshore development efforts. In addition, we have sales and support personnel in numerous countries worldwide. We expect to continue to hire personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with numerous international locations;

•	reduced demand for technology products outside the United States;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	tariffs and trade barriers, export regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to currency exchange rate risk;

•	heightened exposure to political instability, war and terrorism;

•	added legal compliance obligations and complexity;

•	reduced protection for intellectual property rights in some countries;

•	multiple conflicting tax laws and regulations;

•	the need to localize our products for international end customers; and

•	the increased cost of terminating employees in some countries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and manage effectively these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition. For example, weakness in the U.S. dollar compared to foreign currencies has significantly increased the cost of our Canadian, Indian and European operations in recent periods, as compared to the corresponding period in the prior year.

Our Use of and Reliance on Research and Development Resources in Foreign Countries May Expose Us to Unanticipated Costs or Events.

We have significant research and development centers in Canada and France and have significant numbers of contractors in Belarus, India and Thailand. There can be no assurance that our reliance upon research and development resources in foreign countries will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our research and development efforts and other operations in foreign countries involve significant risks, including:

•	difficulty hiring and retaining appropriate engineering personnel because of intense competition for engineers and resulting wage inflation;

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difficulties regarding the transfer of knowledge related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our end customers and other third parties;

•	heightened exposure to change in the economic, security and political conditions in developing countries;

•	fluctuations in currency exchange rates and difficulties of regulatory compliance in foreign countries; and

•	interruptions to our operations in India or Thailand as a result of typhoons, floods and other natural catastrophic events, as well as man-made problems such as power disruptions or terrorism.

Difficulties resulting from the factors above and other risks related to our operations in foreign countries could expose us to increased expense, impair our development efforts and harm our competitive position.

If We Fail to Manage Future Growth Effectively, Our Business Would be Harmed.

We operate in emerging markets and have experienced, and may continue to experience, significant expansion of our operations. This growth has placed, and any future growth would continue to place, a strain on our employees, management systems and other resources. Managing our growth will require significant expenditures and allocation of valuable management resources. Further international expansion may be required for our continued business growth, and managing any international expansion would require additional resources and controls. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

If We are Unable to Hire, Retain and Motivate Qualified Personnel, Our Business Would Suffer.

Our future success depends, in part, on our ability to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract and retain additional qualified personnel or delays in hiring required personnel, particularly in engineering and sales, could seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for highly skilled personnel. In addition, a large portion of our employee base is substantially vested in significant stock options, and their ability to exercise those options and sell their stock in a public market after the closing of this offering might result in a higher than normal turnover rate. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information to us.

We are Dependent on the Continued Services and Performance of Our Senior Management and Other Key Employees, the Loss of any of Whom Could Adversely Affect Our Business, Operating Results and Financial Condition.

Our future performance depends on the continued services and continuing contributions of our senior management and other key employees to execute on our business plan, and to identify and pursue new opportunities and product innovations. The loss of the services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives and could adversely affect our business, financial condition and results of operations.

We Expect Our Gross Margin to Vary Over Time, and Our Current Level of Gross Margin May Not be Sustainable.

Our level of gross margin may not be sustainable and may be adversely affected by numerous factors, including:

•	increased price competition;

•	changes in end customer or product and service mix;

•	increased inbound shipping charges;

•	our inability to maintain or reduce the amount we pay our third-party manufacturers;

•	increases in material or labor costs;

•	increased costs of licensing third-party technologies that are used in our products;

•	carrying costs of excess inventory, inventory holding charges and obsolescence charges that may be passed through to us by our third-party manufacturers;

•	changes in our distribution channels or our arrangements with our distributors and VARs;

•	increased warranty and repair costs; and

•	our introduction of new appliance models, which may have lower margins than our existing products.

In this regard, we recently introduced new, higher performance appliances, which are comprised of more expensive components. The introduction of these new appliances will result in lower gross margins in the coming quarters and thus harm our operating results in those periods.

Seasonality May Cause Fluctuations in Our Net Revenue and Operating Results.

We operate on a July 31 fiscal year-end and believe that there are significant seasonal factors which may cause the second and fourth quarters of our fiscal year to have greater product revenue than our first and third fiscal quarters. We believe that this seasonality results from a number of factors, including:

•	end customer procurement, budget and deployment cycles in the government and education sectors, which potentially result in stronger order flow in our second fiscal quarter;

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one or more of our larger end customers with a December 31 fiscal year-end choosing to spend remaining budgets before their year-end, which potentially results in a positive impact on our product revenue in the second quarter of our fiscal year;

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the timing of our annual training for the entire sales force in our first fiscal quarter, which, combined with the strong fourth fiscal sales, can potentially cause our first fiscal quarter to be seasonally weak; and

•	seasonal reductions in business activity during August in the United States, Europe and certain other regions, which have a negative impact on our first quarter revenue.

Our rapid historical growth may have reduced the impact of seasonal or cyclical factors that might have influenced our business to date. As our increasing size causes our growth rate to slow, seasonal or cyclical variations in our operations may become more pronounced over time and may materially affect our results of operations.

If We are Not Able to Maintain and Enhance Our Brand and Reputation, Our Business and Operating Results May be Harmed in Tangible or Intangible Ways.

We believe that maintaining and enhancing our brand and reputation are critical to our relationships with, and our ability to attract, new end customers, technology partners and employees. The successful promotion of our brand will depend largely upon our ability to continue to develop, offer and maintain high-quality products and services, our marketing and public relations efforts, and our ability to differentiate our products and services successfully from those of our competitors. Our brand promotion activities may not be successful and may not yield increased revenue. In addition, extension of our brand to products and uses different from our traditional products and services may dilute our brand, particularly if we fail to maintain the quality of products and services in these new areas. If we do not successfully maintain and enhance our brand and reputation, our growth rate may decline, we may have reduced pricing power relative to competitors with stronger brands or reputations, and we could lose end customers or technology partners, all of which would harm our business, operating results and financial condition.

In addition, from time to time independent industry analysts may provide reviews of our products and services, as well as those of our competitors, and perception of our products in the marketplace may be significantly influenced by these reviews. We have no control over what these industry analysts report, and because industry analysts may influence current and potential end customers, our brand could be harmed if industry analysts do not provide positive reviews of our products or identify them as market leaders.

If Our Products Contain Undetected Software or Hardware Errors, We Could Incur Significant Unexpected Expenses and Lost Sales and Revenue and We Could be Subject to Product Liability Claims.

Products such as ours frequently contain undetected software or hardware errors, many of which are indentified only when our products are first introduced or as new versions are released. We have experienced errors in the past in connection with our products. We expect that errors will be found from time to time in new or enhanced products after commencement of commercial shipments. Since our products contain components that we purchase from third parties, we also expect our products to contain latent defects and errors from time to time related to those third-party components. These problems may cause us to incur significant warranty and repair costs, process management costs, and costs associated with remanufacturing our inventory. In addition, regardless of the party at fault, errors of these kinds divert the attention of our engineering personnel from our product development efforts, damage our reputation and the reputation of our products, cause significant customer relations problems and can result in product liability claims. The occurrence of these problems could result in the delay or loss of market acceptance of our products and could adversely impact our business, operating results and financial condition.

Our Business is Subject to the Risks of Warranty Claims, Product Returns, Product Liability and Product Defects.

Real or perceived errors, failures or bugs in our products could result in claims by customers for losses that they sustain. If customers make these types of claims, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. Liability provisions in our standard terms and conditions of sale, and those of our resellers and distributors, may not be enforceable under some circumstances or may not fully or effectively protect us from customer claims and related liabilities and costs, including indemnification obligations under our agreements with resellers and distributors. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of funds in connection with litigation and divert management’s time and other resources.

We Depend on the U.S. Government for a Portion of Our Sales, Which are Facilitated Through Resellers on Which We Also Depend for These Sales. Any Reductions in Sales to the U.S. Government, as a Result of the Loss of Reseller Relationships or Any Other Reason, Could Harm Our Growth.

A significant portion of our sales is made to certain departments of the U.S. government. Nearly all of these sales are made through resellers. Any factors that cause a decline in government expenditures generally or government IT expenditures in particular could cause our net revenue to grow less rapidly or even to decline. The timing of fulfillment under government contracts can also be uncertain. In addition, since in most cases we are unable to fulfill orders from the U.S. government directly, the loss of key reseller relationships could adversely affect our ability to fulfill certain orders from the government until we are able to find and qualify a suitable alternative. This, in turn, would cause revenue to be delayed and could cause sales to be lost.

Our Net Revenue May Decline as a Result of Reductions in Public Funding of Educational Institutions.

We regard sales to universities, colleges and other educational institutions as an important source of net revenue. Many of these institutions receive funding from local tax revenues and from state and federal governments through a variety of programs. Federal, state or local funding of public education may be reduced for a variety of reasons, including budget-driven austerity measures, legislative changes or fluctuations in tax revenues because of changing economic conditions. If funding of public education declines for these or any other reason, our sales to educational institutions might be negatively impacted. Any reduction in spending on IT systems by educational institutions would likely materially and adversely affect our business and results of operations.

We Will Incur Increased Costs and Demands Upon Management as a Result of Complying With the Laws and Regulations Affecting Public Companies, Which Could Harm Our Operating Results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning with the year ending July 31, 2013, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal control from our independent registered public accounting firm.

Acquisitions and Investments Could Result in Operating Difficulties, Dilution and Other Harmful Consequences.

We expect to continue to evaluate and enter into discussions regarding potential strategic transactions. These transactions could be material to our financial condition and results of operations. The process of integrating Netcordia, the Solsoft technology and other acquired businesses and technology has created unforeseen operating difficulties and expenditures as would the integration of any future acquisitions. The areas where we face risks include:

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of product, engineering and sales and marketing functions;

•	transition of the acquired company’s operations, users and end customers onto our existing platforms;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, end customers, former stockholders or other third parties;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	diversion of engineering resources away from development of our core products; and

•	failure to continue to develop the acquired technology successfully.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize.

We Rely on Third Parties for the Fulfillment of Our End Customer Orders and Replacements, and the Failure of These Third Parties to Perform Could Have an Adverse Effect Upon Our Reputation and Our Ability to Distribute Our Products, Which Could Cause a Material Reduction in Our Net Revenue.

We rely on our third-party manufacturers to build and inventory sufficient quantities of our products to fulfill end customer orders, and we also use third parties to transport our products, hold our inventory in local depots in foreign countries and fulfill our end customer replacement requirements. If our third-party agents fail to perform, our ability to deliver our products and to generate revenue would be adversely affected. The failure of our third-party manufacturers and other third-party logistics providers to deliver products in a timely manner could lead to the dissatisfaction of our channel partners and end customers and damage our reputation, which might cause our channel partners or end customers to cancel existing agreements with us and to stop transacting business with us. In addition, this reliance on our third-party manufacturers and third-party logistics providers may impact the timing of our revenue recognition if our providers fail to deliver orders during the prescribed time period. In the event we were unexpectedly forced to change providers, we could experience short-term disruptions in our delivery and fulfillment process that could adversely affect our business.

Our Use of Open Source Software Could Impose Limitations on Our Ability to Commercialize Our Products.

Our products contain software modules licensed for use from third-party authors under open source licenses, including the GNU Public License, the GNU Lesser Public License and the Apache License. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works that we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for us.

The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products and to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business and operating results.

Confidentiality Agreements With Employees and Others May Not Adequately Prevent Disclosure of Our Trade Secrets and Other Proprietary Information.

In order to protect our proprietary technology, processes and methods, we rely in part on confidentiality agreements with our technology partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of our confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our Reported Financial Results May be Adversely Affected by Changes in Accounting Principles Applicable to us.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. Any difficulties in the implementation of new or changed accounting standards could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

If Our Estimates Relating to Our Critical Accounting Policies are Based on Assumptions or Judgments That Change or Prove to be Incorrect, Our Operating Results Could Fall Below Expectations of Securities Analysts and Investors, Resulting in a Decline in Our Stock Price.

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates, assumptions and judgments that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from those in our assumptions, our operating results may be adversely affected, which could cause our operating results to fall below market expectations and our stock price to decline. Significant estimates, assumptions and judgments used in preparing our consolidated financial statements include those related to revenue recognition, determination of fair value of stock-based awards, valuation of goodwill and intangible assets acquired, impairment of goodwill and other intangible assets, amortization of intangible assets, contingencies and litigation, accounting for income taxes, including the valuation reserve on deferred tax assets and uncertain tax positions, allowances for doubtful accounts and sales returns and valuation of inventory.

Our Ability to Use Net Operating Losses to Offset Future Taxable Income May be Subject to Certain Limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes and, if we undergo an ownership change in connection with this offering or otherwise in the future, our ability to utilize our NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 of the Code. Our net operating losses could also be impaired under state law. As a result, we might not be able to utilize a material portion of our NOLs.

Changes in Our Provision for Income Taxes or Adverse Outcomes Resulting From Examination of Our Income Tax Returns Could Adversely Affect Our Results.

Our provision for income taxes is subject to volatility and could be adversely affected by the following:

•	changes in the valuation of our deferred tax assets;

•	foreign or domestic income tax assessments and any related tax interest or penalties;

•	expiration of, or lapses in, the research and development tax credit laws;

•	tax effects of nondeductible compensation;

•	adjustments to the pricing of intercompany transactions and transfers of intellectual property or other assets;

•	changes in accounting principles; or

•	changes in tax laws and regulations, including changes in taxation of the services provided by our foreign subsidiaries.

Significant judgment is required to determine the recognition and measurement attributes prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, that if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. In addition, we are subject to the examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. The outcomes from these examinations might have a material and adverse effect on our operating results and financial condition.

Our Business is Subject to the Risks of Earthquakes, Fire, Floods and Other Natural Catastrophic Events, and to Interruption by Man-Made Problems Such as Power Disruptions or Terrorism.

Our corporate headquarters is located in the San Francisco Bay Area, a region known for seismic activity. We also have significant testing and support facilities in India, a region known for typhoons, floods and other natural disasters. A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters, at one of our other facilities or where a channel partner or supplier is located could have a material adverse impact on our business, operating results and financial condition. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole. We also rely on IT systems to communicate among our workforce located worldwide and, in particular, our research and development activities that are coordinated between our corporate headquarters in the San Francisco Bay Area and our operations in other states and countries. Any disruption to our internal communications, whether caused by a natural disaster or by man-made problems, such as power disruptions or terrorism, could delay our research and development efforts. To the extent that these disruptions result in delays or cancellations of customer orders or delays in our research and development efforts or the deployment of our products, our business and operating results would be materially and adversely affected.

Our Future Capital Needs Are Uncertain, and We May Need to Raise Additional Funds in the Future.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. We may, however, need to raise substantial additional capital to:

•	fund our operations;

•	continue our research and development;

•	commercialize new products; or

•	acquire companies, in-licensed products or intellectual property.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our products and services;

•	the cost of our research and development activities;

•	the cost of defending, in litigation or otherwise, claims that we infringe third-party patents or violate other intellectual property rights;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost and timing of establishing additional technical support capabilities;

•	the effect of competing technological and market developments; and

•	the market for different types of funding and overall economic conditions.

If We Require Additional Funds in the Future, Those Funds May Not be Available on Acceptable Terms, or at All.

We may require additional funds in the future, and we may not be able to obtain those funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or to grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these actions could harm our operating results.

Risks Related to Ownership of Our Common Stock

We Cannot Assure You That a Market Will Develop For Our Common Stock or What the Market Price of Our Common Stock Will Be.

No public trading market currently exists for our common stock, and one may not develop or be sustained after this offering to provide you with adequate liquidity. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through negotiations among us, the selling stockholders and the representatives of the underwriters and may not bear any relationship to the market price at which our common stock will trade in the public market following this offering or to any other established criteria of the value of our business. A significant portion of our shares may not trade following this offering because our existing stockholders will continue to own approximately 83.0% of our shares. If these shares do not trade, there may be limited liquidity for shares of our common stock following this offering.

The Price of Our Common Stock May be Volatile, and You Could Lose All or Part of Your Investment.

The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of high technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any major change in our management;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If Securities or Industry Analysts Issue an Adverse or Misleading Opinion Regarding Our Stock or Do Not Publish Research or Reports About Our Business, Our Stock Price and Trading Volume Could Decline.

The trading market for our common stock will rely in part on the research and reports that equity research and other analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more analysts were to downgrade our common stock or if they were to issue other unfavorable commentary or cease publishing reports about us or our business. If one or more analysts were to cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. Further, analysts may elect not to provide research coverage of our common stock, and lack of research coverage would likely adversely affect the market price of our common stock.

Concentration of Ownership Among Our Existing Directors, Executive Officers and Principal Stockholders May Prevent New Investors From Influencing Significant Corporate Decisions.

Assuming the underwriters’ option to purchase additional shares is not exercised, based upon beneficial ownership as of January 31, 2012, our current directors, executive officers, holders of more than 5% of our common stock and their respective affiliates will, in the aggregate, beneficially own approximately 53.4% of our outstanding common stock following this offering. These stockholders will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies for the foreseeable future. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of which have representatives sitting on our board of directors, could use their voting control to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board of director proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our Stock Price Could Decline As a Result of the Large Number of Outstanding Shares of Our Common Stock Eligible For Future Sale.

Upon completion of this offering, based on the number of shares of our capital stock outstanding on January 31, 2012, we will have outstanding 44,001,144 shares of our common stock, assuming no exercise of outstanding options or warrants after January 31, 2012. Subject to the provisions of Rule 144 or Rule 701 promulgated under the Securities Act of 1933, as amended, or the Securities Act, based on an assumed offering date of January 31, 2012, 44,001,144 shares of our common stock will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, the 7,500,000 shares sold in this offering will be immediately available for sale in the public market without restriction;

•

Beginning 181 days after the date of this prospectus, subject to extension as described in “Underwriters,” 36,460,727 additional shares will become eligible for sale in the public market, of which 19,400,436 shares will be held by our affiliates and subject to the volume and other restrictions of Rule 144; and

•

The remainder of the shares will be eligible for sale in the public market from time to time thereafter upon the lapse of our right of repurchase with respect to any unvested shares, subject in some cases to the volume and other restrictions of Rule 144.

Immediately following this offering, after giving effect to the sale of shares by certain selling stockholders with registration rights, the holders of 26,075,491 shares of our common stock and certain warrantholders will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” If we register the resale of their shares following the expiration of lock-up and market standoff agreements described in “Underwriters,” these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rules 144 and 701.

As soon as practicable after the completion of this offering, we intend to register approximately 18,500,000 shares of our common stock that have been issued or reserved for future issuance under our stock incentive plans. Of these shares, 6,572,343 shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up and standoff agreements. In addition, the shares subject to outstanding warrants to purchase 325,048 shares of our common stock could be eligible for sale immediately upon completion of this offering, depending upon the manner in which it is exercised.

Sales of substantial amounts of our common stock in the public market following this offering, or even the perception that these sales could occur, could cause the trading price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Because the Initial Public Offering Price of Our Common Stock Will be Substantially Higher Than the Pro Forma as Adjusted Net Tangible Book Value/(Deficit) Per Share of Our Outstanding Common Stock Following This Offering, New Investors Will Incur Immediate and Substantial Dilution.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value/(deficit) per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you invest in our common stock in this offering, your interest will be diluted immediately by approximately $11.54 per share, the difference between the assumed initial public offering price per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the pro forma as adjusted net tangible book value/(deficit) per share following this offering. See “Dilution.” Furthermore, those who invest in our common stock in this offering will only own approximately 13.1% of our outstanding shares after this offering even though they will have contributed 37.4% of the total consideration received by us in connection with our sale of shares of our capital stock.

We Will Have Broad Discretion in the Use of the Net Proceeds From This Offering.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of these proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending the use of proceeds from this offering, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We Do Not Intend to Pay Dividends For the Foreseeable Future.

We have never declared or paid any cash dividends on our capital stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, you will likely receive a return on your investment in our common stock only if the market price of our common stock increases.

Our Charter Documents and Delaware Law Could Discourage, Delay or Prevent a Takeover That Stockholders Consider Favorable and Could Also Reduce the Market Price of Our Stock.

Our restated certificate of incorporation and our restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions. These provisions, among other things:

•	provide for non-cumulative voting in the election of directors;

•	provide for a classified board of directors;

•	authorize our board of directors, without stockholder approval, to issue preferred stock with terms determined by our board of directors and to issue additional shares of our common stock;

•	provide that only our board of directors may set the number of directors constituting our board of directors or fill vacant directorships;

•	provide that stockholders may remove directors only for cause;

•	prohibit stockholder action by written consent and limit who may call a special meeting of stockholders; and

•	require advance notification of stockholder nominations for election to our board of directors and of stockholder proposals.

These and other provisions in our restated certificate of incorporation and our restated bylaws, as well as provisions under Delaware law, could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the trading price of our common stock being lower than it otherwise would be. See “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock—Anti-Takeover Provisions.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or to our future financial or operating performance. You can generally identify forward-looking statements because they contain words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intend,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions that concern our expectations, strategy, plans or intentions. We have based these forward-looking statements primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those projected in the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our results of operations and financial condition;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	our anticipated strategies for growth and sources of new revenue;

•	the impact of seasonality on our business;

•	our current and future products and enhancements and plans to promote them;

•	our ability to anticipate market needs and develop new and enhanced products and services to meet those needs;

•	maintaining and expanding our end customer base and our relationships with our channel partners;

•	our ability to compete in our rapidly evolving markets and innovation by our competitors;

•	our reliance on third-party manufacturers;

•	the evolution of technology affecting our products, services and markets;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	management compensation and the methodology for its determination;

•	our ability to find future acquisition opportunities on favorable terms or at all and to manage any acquisitions;

•	our liquidity and working capital requirements;

•	our need to obtain additional funding and our ability to obtain future funding on acceptable terms;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $65.2 million, based on an assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds would be approximately $78.9 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease the net proceeds that we receive from this offering by approximately $5.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $12.1 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds that we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds that we receive from this offering for investments in or acquisitions of complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any investments or acquisitions at this time.

We currently have no specific plans for the use of the net proceeds that we receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of January 31, 2012 on:

•	an actual basis;

•

a pro forma basis to give effect to the automatic conversion of all outstanding shares of our preferred stock into 26,841,363 shares of our common stock upon the closing of this offering, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital; and

•

a pro forma as adjusted basis to give further effect to (i) the sale of the 5,744,343 shares of our common stock offered by us in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the impact, including our estimated associated tax obligation, of option and warrant exercises at the closing of this offering by the selling stockholders as further described in the last paragraph of this section; and (iii) the effectiveness of our restated certificate of incorporation upon the closing of this offering.

The information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other final terms of the offering. You should read this table together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of January 31, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited)
	(In thousands, except share and per share data)
Cash and cash equivalents	$49,983	$49,983	$117,118

Convertible preferred stock warrant liability	478	—	—

Convertible preferred stock, $0.0001 par value per share: 85,128,977 shares authorized, 80,512,394 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	107,506	—	—

Stockholders’ equity (deficit):
Convertible Preferred stock, $0.0001 par value per share: no shares authorized, issued or outstanding actual or pro forma; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.0001 par value per share: 150,000,000 shares authorized; 11,263,843 shares issued and outstanding, actual; 100,000,000 shares authorized, 38,105,206 shares issued and outstanding, pro forma; 44,001,144 shares issued and outstanding, pro forma as adjusted	1	4	4
Additional paid-in capital	35,241	143,222	208,767
Accumulated deficit	(102,771)	(102,771)	(102,844)

Total stockholders’ equity (deficit)	(67,529)	40,455	105,927

Total capitalization	$40,455	$40,455	$105,927

A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $5.3 million, assuming that the number of shares offered by us remains the same, and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $12.1 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The number of shares of common stock issued and outstanding actual and pro forma in the table above does not include the following shares:

•

11,016,430 shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2012, with a weighted-average exercise price of $5.23 per share (including 96,098 shares to be sold in this offering by certain selling stockholders upon the exercise of vested stock options with a weighted average exercise price of $3.08 per share);

•

392,993 shares of our common stock issuable upon the exercise of warrants outstanding as of January 31, 2012, with a weighted-average exercise price of $0.71 per share (including 55,497 shares to be sold in this offering by a selling stockholder upon the assumed net exercise of warrants outstanding as of January 31, 2012 at a weighted average exercise price of $2.38 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and the conversion of any shares of preferred stock received into shares of our common stock); and

•

6,617,724 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan (which includes 117,724 shares of common stock reserved, as of January 31, 2012, for future issuance under our 2003 Stock Plan, which shares will be added to the shares reserved under our 2012 Equity Incentive Plan upon the effectiveness of the 2012 Equity Incentive Plan if those shares are not issued or subject to outstanding grants under the 2003 Stock Plan at that time) and our 2012 Employee Stock Purchase Plan, each of which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

The number of shares of common stock issued and outstanding pro forma as adjusted in the table above does not include the aggregate shares excluded in each of the preceding bullets after giving effect to the 151,595 shares of our common stock (including 55,497 shares to be issued upon the assumed net exercise of warrants to purchase shares of common stock and preferred stock outstanding as of January 31, 2012, at a weighted average exercise price of $2.38 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and the conversion of any shares of preferred stock received into shares of our common stock), with a weighted average exercise price of $3.08 per share (excluding warrants assumed to be net exercised), in order to sell those shares in this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value/(deficit) per share of our common stock immediately after this offering. Our pro forma net tangible book value/(deficit) as of January 31, 2012 was $(1.4) million, or $(0.04) per share of common stock. Pro forma net tangible book value/(deficit) per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of January 31, 2012, after giving effect to the issuance of 151,595 shares of our common stock to be acquired by certain selling stockholders through option or warrant exercises at the closing of this offering (including the assumed net exercise of warrants outstanding as of January 31, 2012 at a weighted average exercise price of $2.38 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus)) in order to sell those shares in this offering and the conversion of all outstanding shares of our convertible preferred stock into 26,841,363 shares of our common stock upon the closing of this offering, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital. Our net tangible book value/(deficit) will increase by the payment of approximately $0.2 million to us for shares acquired through option exercises in order to sell them in this offering, net of our estimated associated tax obligation.

After giving effect to the sale by us of 5,744,343 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value/(deficit) as of January 31, 2012 would have been approximately $64.1 million, or approximately $1.46 per share. This amount represents an immediate increase in pro forma net tangible book value/(deficit) of $1.50 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value/(deficit) of approximately $11.54 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value/(deficit) per share as of January 31, 2012	$(0.04)
Increase in pro forma net tangible book value/(deficit) per share attributable to new investors	1.50

Pro forma as adjusted net tangible book value/(deficit) per share after this offering		1.46

Dilution per share to investors in this offering		$11.54

A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value/(deficit) attributable to new investors by approximately $5.3 million and would increase or decrease dilution per share immediately after the offering by approximately $0.88, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants are exercised, you will experience further dilution.

The following table presents on a pro forma as adjusted basis as of January 31, 2012, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of this offering, the differences between our existing stockholders and the new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes gross proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at an assumed offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	38,256,801	86.9%	$124,754,335	62.6%	$3.26
New investors	5,744,343	13.1	74,676,459	37.4	13.00

Totals	44,001,144	100.0%	$199,430,794	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease the total consideration paid by new investors by $5.7 million and increase or decrease the percent of total consideration paid by new investors by 1.8%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

Assuming the underwriters’ option to purchase additional shares is exercised in full, sales by us in this offering will reduce the percentage of shares held by our existing stockholders to 84.8% and will increase the number of shares held by the new investors purchasing shares of our common stock in this offering to 6,869,343, or 15.2%.

The number of shares of our common stock to be outstanding after this offering is based upon the number of shares of our common stock outstanding as of January 31, 2012 and excludes:

•

10,920,332 shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2012, with a weighted-average exercise price of $5.25 per share (other than 96,098 shares to be sold in this offering by certain selling stockholders upon the exercise of vested stock options);

•

325,048 shares of our common stock issuable upon the exercise of warrants outstanding as of January 31, 2012, with a weighted-average exercise price of $0.34 per share (other than 55,497 shares to be sold in this offering by a selling stockholder upon the assumed net exercise of warrants outstanding as of January 31, 2012 at a weighted average exercise price of $2.38 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and the conversion of any shares of preferred stock received into shares of our common stock); and

•

6,617,724 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan (which includes 117,724 shares of common stock reserved, as of January 31, 2012, for future issuance under our 2003 Stock Plan, which shares will be added to the shares reserved under our 2012 Equity Incentive Plan upon the effectiveness of the 2012 Equity Incentive Plan if those shares are not issued or subject to outstanding grants under the 2003 Stock Plan at that time) and our 2012 Employee Stock Purchase Plan, each of which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statement of operations data for the years ended July 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of July 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the years ended July 31, 2007 and 2008 and the selected consolidated balance sheet data as of July 31, 2007, 2008 and 2009 from our audited consolidated financial statements which are not included in this prospectus. We derived the unaudited selected consolidated statement of operations data for the six months ended January 31, 2011 and 2012 and the selected unaudited consolidated balance sheet data as of January 31, 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, that we believe are necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our results for the six months ended January 31, 2012 are not necessarily indicative of the operating results to be expected for the full year ending July 31, 2012 or any other period. You should read the following selected consolidated financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Years Ended July 31,					Six Months Ended January 31,
	2007	2008	2009	2010	2011	2011	2012
						(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenue:
Products and licenses	$25,450	$38,518	$35,358	$65,849	$80,274	$37,810	$46,238
Services	9,558	17,508	26,355	36,319	52,561	23,845	34,504

Total net revenue	35,008	56,026	61,713	102,168	132,835	61,655	80,742
Cost of revenue(1):
Products and licenses(2)	6,730	9,929	9,036	13,770	16,652	7,465	9,724
Services	3,942	5,291	6,120	8,183	12,187	5,627	7,307

Total cost of revenue	10,672	15,220	15,156	21,953	28,839	13,092	17,031

Gross profit	24,336	40,806	46,557	80,215	103,996	48,563	63,711
Operating expenses:
Research and development(1)	14,398	14,373	15,396	18,066	29,605	12,784	17,885
Sales and marketing(1)(2)	25,987	31,190	34,685	45,413	67,390	30,590	40,278
General and administrative(1)	4,375	5,890	6,553	8,380	10,831	4,531	7,393

Total operating expenses	44,760	51,453	56,634	71,859	107,826	47,905	65,556

Income (loss) from operations	(20,424)	(10,647)	(10,077)	8,356	(3,830)	658	(1,845)
Other income (expense):
Interest income, net	662	289	35	13	40	18	23
Other expense, net	(127)	(138)	(98)	(370)	(730)	(346)	(362)

Total other income (expense)	535	151	(63)	(357)	(690)	(328)	(339)

Income (loss) before provision for income taxes	(19,889)	(10,496)	(10,140)	7,999	(4,520)	330	(2,184)
Provision for income taxes	131	168	276	1,011	802	462	661

Net income (loss)	$(20,020)	$(10,664)	$(10,416)	$6,988	$(5,322)	$(132)	$(2,845)

	Years Ended July 31,					Six Months Ended January 31,
	2007	2008	2009	2010	2011	2011	2012
						(Unaudited)
	(In thousands, except share and per share data)
Net income (loss) attributable to common stockholders(3):
Basic	$(20,020)	$(10,664)	$(10,416)	$101	$(5,322)	$(132)	$(2,845)

Diluted	$(20,020)	$(10,664)	$(10,416)	$124	$(5,322)	$(132)	$(2,845)

Net income (loss) per share attributable to common stockholders(3):
Basic	$(4.14)	$(1.76)	$(1.50)	$0.01	$(0.54)	$(0.01)	$(0.26)

Diluted	$(4.14)	$(1.76)	$(1.50)	$0.01	$(0.54)	$(0.01)	$(0.26)

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders(3):
Basic	4,839,676	6,044,182	6,966,448	7,767,516	9,933,362	9,584,691	11,086,609

Diluted	4,839,676	6,044,182	6,966,448	10,280,881	9,933,362	9,584,691	11,086,609

Pro forma net loss per share attributable to common stockholders (unaudited)(3):
Basic and diluted					$(0.14)		$(0.07)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders (unaudited)(3):
Basic and diluted					36,774,725		37,927,972

(1)	Results above include stock-based compensation as follows:

	Years Ended July 31,					Six Months Ended January 31,
	2007	2008	2009	2010	2011	2011	2012
						(Unaudited)
	(In thousands)
Stock-based compensation:
Cost of revenue	$39	$63	$102	$146	$283	$123	$203
Research and development	86	305	440	580	1,126	495	766
Sales and marketing	222	503	606	1,311	2,546	1,289	1,845
General and administrative	145	266	312	651	1,178	538	923

Total stock-based compensation	$492	$1,137	$1,460	$2,688	$5,133	$2,445	$3,737

(2)	Results above include intangible asset amortization expense as follows:

	Years Ended July 31,					Six Months Ended January 31,
	2007	2008	2009	2010	2011	2011	2012
						(Unaudited)
	(In thousands)
Intangible asset amortization expense:
Cost of products and licenses revenue	$4	$286	$286	$440	$1,059	$452	$655
Sales and marketing	—	7	7	553	2,243	1,106	906

Total intangible asset amortization expense	$4	$293	$293	$993	$3,302	$1,558	$1,561

(3)	Please see note 13 of our notes to the consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income (loss) per share attributable to common stockholders and our pro forma net loss per share attributable to common stockholders.

	As of July 31,					As of January 31, 2012
	2007	2008	2009	2010	2011
						(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,286	$11,132	$12,248	$27,390	$42,207	$49,983
Working capital (deficit)	254	(5,571)	(11,872)	4,158	9,256	11,844
Total assets	23,261	26,791	26,365	91,204	120,017	130,562
Deferred revenue, net—current and long-term	14,812	25,426	35,017	42,749	61,999	71,006
Convertible preferred stock warrant liability	—	—	—	265	398	478
Convertible preferred stock	77,916	77,916	77,916	107,506	107,506	107,506
Total stockholders’ deficit	(77,136)	(85,838)	(94,355)	(69,999)	(69,032)	(67,529)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements. Our fiscal year ends on July 31, and references throughout this prospectus to a given year are to our fiscal year ended on that date. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section entitled “Risk Factors.”

Overview

We are a leader in automated network control and provide an appliance-based solution that enables dynamic networks and next-generation data centers. Our solution combines real-time IP address management with the automation of key network control and network change and configuration management processes in purpose-built physical and virtual appliances. It is based on our proprietary software that is highly scalable and automates vital network functions, such as IP address management, device configuration, compliance, network discovery, policy implementation, security and monitoring. Our solution enables our end customers to create dynamic networks, address burgeoning growth in the number of network-connected devices and applications, manage complex networks efficiently and capture more fully the value from virtualization and cloud computing.

We were founded in 1999 and, since that time, have expended more than $186.0 million in creating a solution that combines real-time IP address management with the automation of key network control and network change and configuration management processes. In 2001, after two years of research and development, we launched an integrated DNS and DHCP appliance. In 2005, we introduced, across all of our products, our proprietary Grid technology, which utilizes our real-time distributed network database to provide “always-on” access to network control data through a scalable, redundant and reliable architecture. One year later, we introduced real-time IP address management across all of our products to enhance further our network control offerings. In May 2010, we acquired Netcordia, Inc., an early stage company, whose network change and configuration management products and technologies we integrated with our product offerings to provide an integrated automated network control solution. This solution enables dynamic networks that are scalable and efficient, and require less administration. It includes a broad suite of purpose-built physical and virtual appliances and integrated, proprietary software that provides a range of scaling and performance capabilities. Our physical appliances are built by third-party manufacturers and primarily utilize readily available components. Our virtual appliances are designed to approximate their physical counterparts in functionality, scalability and performance and currently operate in VMware virtual environments and are integrated within certain Cisco and Riverbed products.

We derive revenue from sales and licensing of our products and sales of our services. We generate products and licenses revenue primarily from sales of perpetual licenses to our software installed on our physical and virtual appliances. We generate services revenue primarily from sales of maintenance and support and, to a lesser extent, from sales of training and consulting services. End customers typically purchase maintenance and support in conjunction with purchases of our products, and generally renew their maintenance and support contracts upon expiration. Maintenance and support provide a significant source of recurring revenue for us. In 2011 and for the six months ended January 31, 2012, services revenue was 39.6% and 42.7% of our net revenue. We measure renewal rates for our maintenance and support contracts on a cumulative basis by dividing the cumulative dollar value of amounts invoiced for renewal of contracts expiring in a given period by the aggregate dollar value of all contracts expiring in that period. As of January 31, 2012, our cumulative renewal rate for each of our fiscal years 2009, 2010 and 2011 was approximately 90%. The cumulative renewal rate of maintenance and support contracts by our existing end customers has remained relatively stable. As our end customer base grows, we expect our revenue generated from maintenance and support services to increase; however, we expect the renewal rate of maintenance and support contracts by existing end customers to remain relatively level.

We sell our products and services to enterprises and government entities primarily through our channel partners, including distributors, systems integrators, managed service providers and value-added resellers in the United States and internationally. We also have a field sales force that sells our solution directly to certain end customers, and typically works closely with our channel partners in all phases of initial sales of our products and services.

We have more than 5,400 end customers worldwide. Our end customers span a broad range of industries and include Adobe, Barclays, Best Buy, Boeing, Caterpillar, the Federal Aviation Administration, IBM, Johnson & Johnson, KDDI, Quest Diagnostics, Reuters, the Royal Bank of Canada, Staples, TIMPO, U.S. Customs and Border Protection and Vodafone. In 2011, 62.3% of our net revenue was generated from the Americas, 26.5% from Europe, the Middle East and Africa and 11.2% from the Asia-Pacific region. During the six months ended January 31, 2012, 62.4% of our net revenue was generated from the Americas, 24.5% from Europe, the Middle East and Africa, and 13.1% from the Asia-Pacific region. No single end customer or channel partner accounted for more than 10% of our net revenue in 2009, 2010 or 2011 or in the six months ended January 31, 2012.

We have experienced rapid growth in recent periods. Our net revenue increased from $61.7 million in 2009 to $132.8 million in 2011, representing a compounded annual growth rate of 46.7%, and our cash flows from operating activities increased from $1.2 million to $21.5 million over that same period. Our net revenue increased from $61.7 million during the six months ended January 31, 2011 to $80.7 million during the six months ended January 31, 2012, representing a 31.0% increase. We also generated $9.1 million and $9.0 million of cash flows from operating activities during the six months ended January 31, 2011 and 2012. In 2010, we had net income of $7.0 million. In 2009 and 2011 and during the six months ended January 31, 2011 and 2012, we had net losses of $10.4 million, $5.3 million, $0.1 million and $2.8 million. As of January 31, 2012, we had an accumulated deficit of $102.8 million.

Factors Affecting Our Financial Performance

Increasing Complexity of Networks

We believe that the increasing complexity of networks is straining legacy approaches to network control. Networks are becoming more complex for a variety of reasons, including increasing numbers of connected devices and applications, expanding use of dynamic network technologies, such as virtualization and cloud computing, and adoption of IPv6. We believe that automated network control solutions will continue to replace legacy approaches to network control as organizations pursue business imperatives that increasingly rely on dynamic networks. Our business and operating results will be significantly affected by the speed with which organizations implement dynamic networks and transition to automated network control.

Adding New End Customers

We believe that the automated network control market is underpenetrated. We intend to target new end customers by continuing to invest in our field sales force, extending our relationships with channel partners and leveraging managed service providers. Our business and operating results will depend on our ability to add new end customers continually.

Up-Selling to Growing End Customer Base

We expect that a substantial portion of our future sales will be follow-on sales to existing end customers. One of our sales strategies is to target end customers with initial deployments of our solution so that they can begin to experience the operational and economic benefits of that solution, thereby building internal support for expanded future deployments. Our business and operating results will depend on our ability to sell additional products to our growing base of end customers.

Selling Robust Configurations

Our operating results have been, and we believe will continue to be, affected by our ability to sell more complex and higher-performance configurations of our product solutions, which generally result in higher value per product sold. In the recent past, we have been able to increase our revenue, in part, because we have been able to sell higher-priced solutions to our end customers. Our ability to sustain our revenue growth will depend, in part, upon our continued sales of more robust configurations of our product solutions, and quarterly operating results can be significantly impacted by the mix of product solution configurations sold during the period.

Leveraging Channel Partners

We expect to continue to derive a substantial majority of our sales through our channel partners. Our channel partners will play a significant role in our growth as they develop new end customers and expand our sales to existing end customers. We plan to continue to invest in our network of channel partners to empower them to reach new end customers more effectively, increase sales to existing end customers and provide services and support effectively. We believe that increasing channel leverage will extend and improve our engagement with end customers, while reducing our sales and support costs as a percentage of net revenue. Our business and operating results will be materially affected by our success in leveraging our channel partners.

Investing for Growth

We believe that the market for automated network control is still in its infancy, and our intention is to continue to invest for long-term growth. We expect to continue to invest heavily in research and development and selective acquisitions in order to expand the capabilities of our solution. In addition, we expect to continue to expand our field sales force and channel and technology partnerships to market our solution. We expect that our operating results will be impacted by the timing and size of these investments and that we will continue to incur net losses over the next few quarters.

Key Metrics of Our Business

We monitor a variety of key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. These key financial metrics include the following:

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(Dollars in thousands)
Key Financial Metrics
Net revenue	$61,713	$102,168	$132,835	$61,655	$80,742
Deferred revenue, net (end of period)	$35,017	$42,749	$61,999	$53,484	$71,006
Change in deferred revenue, net	$9,591	$7,732	$19,250	$10,735	$9,007
Gross margin	75.4%	78.5%	78.3%	78.8%	78.9%
Income (loss) from operations	$(10,077)	$8,356	$(3,830)	$658	$(1,845)
Operating margin	(16.3)%	8.2%	(2.9)%	1.1%	(2.3)%
Net cash provided by operating activities	$1,222	$15,283	$21,502	$9,104	$9,046

Net Revenue. We monitor our net revenue to assess the acceptance of our products by our end customers and our growth in the markets we serve. We discuss our net revenue further below under “—Results of Operations.”

Deferred Revenue, Net. Our deferred revenue, net consists of amounts that have been invoiced but that have not yet been recognized as revenue, less the related cost of revenue. The majority of our deferred revenue balance consists of the unamortized portion of services revenue from maintenance and support contracts. We also generally defer revenue on sales of products to a distributor until that distributor reports to us that it has sold the product to an end customer. We monitor our deferred revenue balance because it represents a significant portion of the revenue that we will recognize in future periods. We also assess the change in our deferred revenue balance, which taken together with net revenue is an indication of sales activity in a given period.

Gross Margin. We monitor our gross margin to assess the impact on our current and forecasted financial results of any changes to the pricing and mix of products that we are selling to our end customers. We discuss our gross margin further below under “—Results of Operations.”

Income (Loss) From Operations and Operating Margin. We monitor our income (loss) from operations and operating margin to assess how effectively we are conducting our operations as well as controlling our operating expenses, which are primarily driven by headcount. We discuss our operating expenses further below under “—Results of Operations.”

Net Cash Provided By Operating Activities. We monitor cash flow provided by operations as a measure of our overall business performance. Our cash provided by operating activities is driven primarily by sales of our products and licenses and, to a lesser extent, by up-front payments from end customers under maintenance and support contracts. Our primary uses of cash in operating activities are for personnel-related expenditures, costs of acquiring the hardware for our appliances, marketing and promotional expenses and costs related to our facilities. Monitoring cash provided by operating activities enables us to analyze our financial performance without the effects of certain non-cash items such as depreciation and amortization and stock-based compensation, thereby allowing us to better understand and manage the cash needs of our business. We discuss the components of cash provided by operating activities further below under “—Liquidity and Capital Resources.”

Summary of Acquisitions

We have undertaken a number of strategic acquisitions to broaden our technology portfolio and expand our product offerings. In May 2010, we acquired Netcordia, Inc., in exchange for our capital stock and warrants to purchase our capital stock, together valued at $43.5 million. In addition, since 2007 we have made three other acquisitions of technology or patents for an aggregate amount of $4.6 million in cash and stock.

The intangible assets acquired in these transactions are being amortized over their estimated useful lives, resulting in intangible asset amortization expense of $3.3 million in 2011 and $1.6 million during the six months ended January 31, 2012. We expect that, as a result of these acquisitions, we will continue to have significant intangible asset amortization expense in future periods. Also, as a result of these acquisitions, we have recorded goodwill of $32.7 million on our balance sheet; if some or all of the value of this goodwill becomes impaired in the future, we would be required to record the diminution in value of goodwill as an expense in our statement of operations. In addition, the convertible preferred stock warrants issued in connection with the Netcordia acquisition are classified as a liability on our consolidated balance sheets and, as such, are re-measured to fair value at each balance sheet date, with the corresponding gain or loss from the adjustment recorded in other income (expense), net.

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles, or GAAP, we consider certain financial measures that are not prepared in accordance with GAAP, including non-GAAP gross profit and margin and non-GAAP income (loss) from operations and operating margin. These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP gross margin is gross margin as reported on our consolidated statements of operations, excluding the impact of stock-based compensation and intangible asset amortization expense, which are non-cash charges. Non-GAAP income (loss) from operations is operating income (loss) from operations as reported on our consolidated statements of operations, excluding the impact of stock-based compensation and intangible asset amortization expense. Non-GAAP operating margin is non-GAAP income (loss) from operations divided by net revenue.

The following table reconciles GAAP gross profit and margin and GAAP income (loss) from operations and operating margin as reported on our condensed consolidated statements of operations to non-GAAP gross profit and margin and non-GAAP income (loss) from operations and operating margin.

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(Dollars in thousands)
Net revenue	$61,713	$102,168	$132,835	$61,655	$80,742
GAAP gross profit	46,557	80,215	103,996	48,563	63,711
Stock-based compensation	102	146	283	123	203
Intangible asset amortization expense	286	440	1,059	452	655

Non-GAAP gross profit	$46,945	$80,801	$105,338	$49,138	$64,569
Non-GAAP gross margin	76.1%	79.1%	79.3%	79.7%	80.0%
GAAP operating expenses	$56,634	$71,859	$107,826	$47,905	$65,556
Stock-based compensation	1,358	2,542	4,850	2,322	3,534
Intangible asset amortization expense	7	553	2,243	1,106	906

Non-GAAP operating expenses	55,269	68,764	100,733	44,477	61,116
Non-GAAP income (loss) from operations	$(8,324)	$12,037	$4,605	$4,661	$3,453
Non-GAAP operating margin	(13.5)%	11.8%	3.5%	7.6%	4.3%

We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance, as they help illustrate underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in these non-GAAP financial measures. Furthermore, we use these measures to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that these non-GAAP financial measures provide an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures rather than the nearest GAAP equivalent of these financial measures. First, these non-GAAP financial measures exclude certain recurring, non-cash charges such as stock-based compensation and intangible asset amortization expense. Stock-based compensation has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and is an important part of our employees’ compensation that affects their performance. Second, the expenses that we exclude in our calculation of these non-GAAP financial measures may differ from the expenses, if any, that our peer companies may exclude when they report their results of operations. We compensate for these limitations by providing the nearest GAAP equivalents of these non-GAAP financial measures and describing these GAAP equivalents under “—Results of Operations” below.

Basis of Presentation

Net Revenue

We derive our net revenue from sales and licensing of our products and sales of our services. Our net revenue is comprised of the following:

•

Products and Licenses Revenue. We generate products and licenses revenue primarily from sales of perpetual licenses to our software installed on our physical appliances and on virtualized appliances for third-party platforms. As a percentage of net revenue, we expect our products and licenses revenue may vary from quarter to quarter based on, among other things, the timing of orders and delivery of products, seasonal and cyclical factors and the impact of significant transactions with unique terms and conditions that may require deferral of revenue. In addition, a significant portion of our product sales is to distributors where revenue recognition is generally determined upon their sell-through to resellers or, if there is no reseller, end customers.

•

Services Revenue. We generate services revenue from sales of maintenance and support, training and consulting. We generate maintenance and support revenue from sales of technical support services contracts, which are bundled with sales of appliances and add-on software modules, and subsequent renewals of those contracts. We offer maintenance and support services under renewable, fee-based contracts, which include 24-hour technical support, hardware repair and replacement parts, bug fixes, patches and unspecified upgrades on a when-and-if-available basis. We recognize maintenance and support revenue over the duration of the contract; as a result, the impact on services revenue will lag any shift in products and licenses revenue. Training revenue consists of fees that we earn from training end customers and channel partners on the use of our products. Consulting revenue consists of fees that we earn related to installation, implementation, data migration and other services we provide to our end customers in conjunction with the deployment of our products. In absolute dollars, we expect our services revenue to increase as we renew existing maintenance and support contracts and expand our end customer base.

Cost of Revenue

Our cost of revenue is comprised of the following:

•

Cost of Products and Licenses Revenue. Cost of products and licenses revenue is comprised primarily of the cost of third-party hardware manufacturing services. Our cost of products and licenses revenue also includes personnel costs, intangible asset amortization expense, shipping costs, an allocated portion of facility and IT costs, warranty expenses and royalty fees. Cost of products and licenses revenue as a percentage of net revenue has been and will continue to be affected by a variety of factors, including the sales prices of our products, manufacturing costs, the mix of products sold and any excess inventory write-offs. We believe our cost of products and licenses revenue as a percentage of net revenue for the coming quarters will increase compared to that incurred through the quarter ended January 31, 2012 as a result of recent introduction of new, higher performance appliances, which are comprised of more expensive components. The introduction of these new appliances will result in lower gross margins in future periods and thus adversely affect our operating results in those periods.

•

Cost of Services Revenue. Cost of services revenue is comprised primarily of personnel costs for our technical support, training and consulting teams. Cost of services revenue also includes the costs of refurbished inventory used to provide hardware replacements to end customers under maintenance and support contracts and an allocated portion of facility and IT costs. We expect cost of services revenue to increase in absolute dollars as we increase our headcount in order to support our growing end customer base. Generally, services revenue has lower margins than products and licenses revenue; thus, expansion of our services organization could reduce our overall gross margin if our products and licenses revenue were not to increase commensurately.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of wages, benefits, bonuses, and, with respect to sales and marketing expenses, sales commissions. Personnel costs also include stock-based compensation and travel expenses. We expect personnel costs to continue to increase in absolute dollars as we hire new employees to continue to grow our business.

Research and Development Expenses. Our research and development efforts are focused on maintaining and developing additional functionality for our existing products and on new product development. A majority of our research and development expenses are comprised of personnel costs, with the remainder being third-party engineering and development support costs, an allocated portion of facility and IT costs and depreciation. We expense research and development costs as incurred. We expect our research and development expenses to increase in absolute dollars as we continue to enhance our existing products and develop new products.

Sales and Marketing Expenses. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including commissions and travel expenses. Sales and marketing expenses also include costs related to marketing and promotional activities, with the remainder being an allocated portion of facility and IT costs and depreciation and intangible asset amortization expense. We expect our sales and marketing expenses to increase in absolute dollars as we expand our sales and marketing efforts worldwide and expand our relationships with current and future channel partners and end customers.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel costs and, to a lesser extent, professional fees, an allocated portion of facility and IT costs and depreciation. General and administrative personnel costs include those for our executive, finance, IT, human resources and legal functions. Our professional fees consist primarily of accounting, external legal and IT and other consulting costs. We expect our general and administrative expenses to increase in absolute dollars to support our growing infrastructure needs and as we assume the reporting requirements and compliance obligations of a public company.

Other Income (Expense)

Other income (expense) is comprised of the following items:

Interest Income (Expense), Net. Interest income, net consists primarily of interest income earned on our cash and cash equivalents balances. We expect interest income will vary each reporting period depending on our average cash and cash equivalents balances during the period and market interest rates.

Other Income (Expense), Net. Other income (expense), net consists primarily of foreign currency exchange gains and losses and fair value adjustments related to warrants to purchase our convertible preferred stock. Our foreign currency exchange gains and losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Our outstanding convertible preferred stock warrants are classified as a liability on our consolidated balance sheets and, as such, are re-measured to fair value at each balance sheet date, with the corresponding gain or loss from the adjustment recorded in other income (expense), net. We will continue to record adjustments to the fair value of the warrants until they are exercised, automatically convert into warrants to purchase common stock or expire, at which time the warrants will no longer be re-measured at each balance sheet date. Following completion of this offering, these warrants will automatically convert into warrants to purchase common stock and, upon that conversion, will no longer be classified as a liability on our consolidated balance sheet.

Provision for Income Taxes

We operate in a number of tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to U.S. income tax. Our tax expense to date is comprised of current federal alternative minimum tax, state taxes and foreign income taxes.

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize.

Our effective tax rate includes the impact of certain undistributed foreign earnings for which we have not provided U.S. taxes because we plan to reinvest those earnings indefinitely outside the United States.

The income tax provision for the six months ended January 31, 2012, was computed on our annual forecast of profit and losses by jurisdiction for the tax year ending July 31, 2012. Our estimated annual effective tax rate is based on our expectation that we will record a valuation allowance that will offset the potential tax benefit of certain United States tax losses and credit carryforwards generated during fiscal 2012. On April 2, 2012, we received notice of a favorable ruling from the Internal Revenue Service that will entitle us to income tax benefits in the form of a reduction to our 2012 income tax provision of approximately $0.4 million. This will be recorded in the third quarter of 2012.

Results of Operations

The following tables provide consolidated statements of operations data in dollars and as a percentage of our net revenue. We have derived the data for our years ended July 31, 2009, 2010 and 2011 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the data for the six months ended January 31, 2011 and 2012 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(Dollars in thousands)
Consolidated Statement of Operations Data:
Net revenue:
Products and licenses	$35,358	$65,849	$80,274	$37,810	$46,238
Services	26,355	36,319	52,561	23,845	34,504

Total net revenue	61,713	102,168	132,835	61,655	80,742
Cost of revenue(1):
Products and licenses(2)	9,036	13,770	16,652	7,465	9,724
Services	6,120	8,183	12,187	5,627	7,307

Total cost of revenue	15,156	21,953	28,839	13,092	17,031

Gross profit	46,557	80,215	103,996	48,563	63,711
Operating expenses:
Research and development(1)	15,396	18,066	29,605	12,784	17,885
Sales and marketing(1)(2)	34,685	45,413	67,390	30,590	40,278
General and administrative(1)	6,553	8,380	10,831	4,531	7,393

Total operating expenses	56,634	71,859	107,826	47,905	65,556

Income (loss) from operations	(10,077)	8,356	(3,830)	658	(1,845)
Other income (expense):
Interest income, net	35	13	40	18	23
Other expense, net	(98)	(370)	(730)	(346)	(362)

Total other income (expense)	(63)	(357)	(690)	(328)	(339)

Income (loss) before provision for income taxes	(10,140)	7,999	(4,520)	330	(2,184)
Provision for income taxes	276	1,011	802	462	661

Net income (loss)	$(10,416)	$6,988	$(5,322)	$(132)	$(2,845)

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(As a % of net revenue)
Consolidated Statement of Operations Data:
Net revenue:
Products and licenses	57.3%	64.5%	60.4%	61.3%	57.3%
Services	42.7	35.5	39.6	38.7	42.7

Total net revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue(1):
Products and licenses(2)	14.7	13.5	12.5	12.1	12.0
Services	9.9	8.0	9.2	9.1	9.1

Total cost of revenue	24.6	21.5	21.7	21.2	21.1

Gross margin	75.4	78.5	78.3	78.8	78.9
Operating expenses:
Research and development(1)	24.9	17.7	22.3	20.7	22.2
Sales and marketing(1)(2)	56.2	44.4	50.7	49.7	49.8
General and administrative(1)	10.6	8.2	8.2	7.3	9.2

Total operating expenses	91.7	70.3	81.2	77.7	81.2

Operating margin	(16.3)	8.2	(2.9)	1.1	(2.3)
Other income (expense):
Interest income, net	0.1	—	—	—	—
Other expense, net	(0.2)	(0.4)	(0.5)	(0.6)	(0.4)

Total other income (expense)	(0.1)	(0.4)	(0.5)	(0.6)	(0.4)

Income (loss) before provision for income taxes	(16.4)	7.8	(3.4)	0.5	(2.7)
Provision for income taxes	0.5	1.0	0.6	0.7	0.8

Net income (loss)	(16.9)%	6.8%	(4.0)%	(0.2)%	(3.5)%

(1)	Results above include stock-based compensation as follows:

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(In thousands)
Stock-based compensation:
Cost of revenue	$102	$146	$283	$123	$203
Research and development	440	580	1,126	495	766
Sales and marketing	606	1,311	2,546	1,289	1,845
General and administrative	312	651	1,178	538	923

Total stock-based compensation	$1,460	$2,688	$5,133	$2,445	$3,737

(2)	Results above include intangible asset amortization expense as follows:

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(In thousands)
Intangible asset amortization expense:
Cost of products and licenses revenue	$286	$440	$1,059	$452	$655
Sales and marketing	7	553	2,243	1,106	906

Total intangible asset amortization expense	$293	$993	$3,302	$1,558	$1,561

Results of Operations for the Six Months Ended January 31, 2011 and 2012

Net Revenue

	Six Months Ended January 31,		Change in
	2011	2012	$	%
	(Dollars in thousands)
Net revenue:
Products and licenses	$37,810	$46,238	$8,428	22.3%
Services	23,845	34,504	10,659	44.7

Total net revenue	$61,655	$80,742	$19,087	31.0

Our net revenue increased by $19.1 million, or 31.0%, to $80.7 million during the six months ended January 31, 2012 from $61.7 million during the six months ended January 31, 2011.

Products and licenses revenue increased by $8.4 million, or 22.3%, to $46.2 million during the six months ended January 31, 2012 from $37.8 million during the six months ended January 31, 2011. The increase was attributable to higher unit sales, the impact of which was partially offset by lower average selling prices resulting primarily from some large orders that included a significant number of our less expensive units.

Services revenue increased by $10.7 million, or 44.7%, to $34.5 million during the six months ended January 31, 2012 from $23.8 million during the six months ended January 31, 2011. The change was primarily attributable to the increase in product sales in the six months ended January 31, 2012, which resulted in an increase in the number of maintenance and support contracts and the volume of support services being provided.

Gross Profit

	Six Months Ended January 31,		Change in
	2011	2012	$	%
	(Dollars in thousands)
Gross profit:
Products and licenses gross profit	$30,345	$36,514	$6,169
Products and licenses gross margin	80.3%	79.0%		(1.3)
Services gross profit	$18,218	$27,197	$8,979
Services gross margin	76.4%	78.8%		2.4
Total gross profit	$48,563	$63,711	$15,148
Total gross margin	78.8%	78.9%		0.1

Total gross margin increased from 78.8% during the six months ended January 31, 2011 to 78.9% during the six months ended January 31, 2012. The 1.3 percentage point decrease in products and licenses gross margin was attributable to our recognizing a charge of $0.3 million in the six months ended January 31, 2012 for non-cancelable purchase commitments to our contract manufacturer for inventory that we deemed as excess and obsolete, combined with an increase in intangible asset amortization expense associated with our 2011 asset acquisitions. The 2.4 percentage point increase in services gross margin was principally the result of personnel costs growing more slowly than services revenue.

Operating Expenses

	Six Months Ended January 31,		Change in
	2011	2012	$	%
	(Dollars in thousands)
Operating expenses:
Research and development	$12,784	$17,885	$5,101	39.9%
Sales and marketing	30,590	40,278	9,688	31.7
General and administrative	4,531	7,393	2,862	63.2

Total operating expenses	$47,905	$65,556	$17,651	36.8

Research and Development Expenses. Research and development expenses increased by $5.1 million, or 39.9%, to $17.9 million during the six months ended January 31, 2012 from $12.8 million during the six months ended January 31, 2011. The change was primarily attributable to a $3.0 million increase in personnel costs, which includes a $0.3 million increase in stock-based compensation, resulting from increased headcount as we focused our efforts on the development of additional functionality for our existing products and new product development. The change was also due to a $1.1 million increase in the cost of third-party engineering and development services resulting from our increase in the use of those services to support our growing product development activities and a $0.5 million increase in facility and IT expense allocations.

Sales and Marketing Expenses. Sales and marketing expenses increased by $9.7 million, or 31.7%, to $40.3 million during the six months ended January 31, 2012 from $30.6 million during the six months ended January 31, 2011. The change was primarily attributable to a $6.8 million increase in personnel costs, which includes a $1.3 million increase in commissions resulting from increased sales, a $0.9 million increase in travel-related costs, and a $0.6 million increase in stock-based compensation. The change was also attributable to a $1.5 million increase in marketing expenses related to increased participation in marketing events with channel and technology partners, a $0.8 million increase in facility and IT expense allocations and a $0.4 million increase in third-party sales services.

General and Administrative Expenses. General and administrative expenses increased by $2.9 million, or 63.2%, to $7.4 million during the six months ended January 31, 2012 from $4.5 million during the six months ended January 31, 2011. The change was primarily attributable to a $1.4 million increase in personnel costs, which includes a $0.4 million increase in stock-based compensation, and a $1.1 million increase in professional fees, principally legal and accounting fees associated with this offering.

Other Income (Expense)

	Six Months Ended January 31,		Change in
	2011	2012	$	%
	(Dollars in thousands)
Other income (expense)	$(328)	$(339)	$(11)	3.4%

The slight increase in other income (expense) was primarily due to an increase of foreign exchange currency losses offset by a decrease in the revaluation of our outstanding convertible preferred stock warrants.

Provision for Income Taxes

	Six Months Ended January 31,		Change in
	2011	2012	$	%
	(Dollars in thousands)
Provision for income taxes	$462	$661	$199	43.1%

The $0.2 million increase in our provision for income taxes was primarily due to higher foreign income taxes and lower federal and state taxes.

Results of Operations for the Years Ended July 31, 2009, 2010 and 2011

The following table presents our net revenue for the periods indicated and related changes from the prior periods:

Net Revenue

	Years Ended July 31,		Change in		Years Ended July 31,		Change in
	2009	2010	$	%	2010	2011	$	%
	(Dollars in thousands)
Net revenue:
Products and licenses	$35,358	$65,849	$30,491	86.2%	$65,849	$80,274	$14,425	21.9%
Services	26,355	36,319	9,964	37.8	36,319	52,561	16,242	44.7

Total net revenue	$61,713	$102,168	$40,455	65.6	$102,168	$132,835	$30,667	30.0

2010 Compared to 2011. Our net revenue increased by $30.7 million, or 30.0%, to $132.8 million in 2011 from $102.2 million in 2010.

Products and licenses revenue increased by $14.4 million, or 21.9%, to $80.3 million in 2011 from $65.8 million in 2010. The change was due primarily to higher unit sales and, to a lesser extent, an increase in average selling prices. In addition, 2011 results include incremental revenue of $4.7 million related to sales of NetMRI products as a result of the acquisition of Netcordia. Products and licenses revenue in 2010 included the recognition of $6.9 million of revenue from products sold in 2009 for which revenue was required to be deferred. Revenue on these sales was deferred because of the early announcement of features that were to be provided as a free enhancement to end customers that had maintenance and support contracts.

Services revenue increased $16.2 million, or 44.7%, to $52.6 million in 2011 from $36.3 million in 2010. The change was primarily attributable to the increase in product sales in 2011, which resulted in a corresponding increase in the number of maintenance and support contracts.

2009 Compared to 2010. Our net revenue increased by $40.5 million, or 65.6%, to $102.2 million in 2010 from $61.7 million in 2009.

Products and licenses revenue increased by $30.5 million, or 86.2%, to $65.8 million in 2010 from $35.4 million in 2009. The increase was due almost entirely to higher unit sales as average selling prices increased very slightly. In addition, during 2010, we recognized $6.9 million of products and licenses revenue that was required to be deferred in 2009. We acquired Netcordia in late 2010, and thus the acquired product family did not have a significant impact on 2010 products and licenses revenue.

Services revenue increased $10.0 million, or 37.8%, to $36.3 million in 2010 from $26.4 million in 2009. The change was primarily attributable to the increase in product sales in 2010, which resulted in an increase in the number of maintenance and support contracts.

Gross Profit

	Years Ended July 31,		Change in		Years Ended July 31,		Change in
	2009	2010	$	%	2010	2011	$	%
	(Dollars in thousands)
Gross profit:
Products and licenses gross profit	$26,322	$52,079	$25,757		$52,079	$63,622	$11,543
Products and licenses gross margin	74.4%	79.1%		4.7	79.1%	79.3%		0.2
Services gross profit	$20,235	$28,136	$7,901		$28,136	$40,374	$12,238
Services gross margin	76.8%	77.5%		0.7	77.5%	76.8%		(0.7)
Total gross profit	$46,557	$80,215	$33,658		$80,215	$103,996	$23,781
Total gross margin	75.4%	78.5%		3.1	78.5%	78.3%		(0.2)

2010 Compared to 2011. Total gross margin decreased slightly from 78.5% in 2010 to 78.3% in 2011 as the increase in products and licenses gross margin was more than offset by the decrease in services gross margin. The 0.2 percentage point increase in products and licenses gross margin was primarily due to higher sales of lower cost virtual products partially offset by an increase in intangible asset amortization expense associated with our Netcordia acquisition and our 2011 asset acquisitions. The 0.7 percentage point decrease in services gross margin was principally the result of an increase in headcount, primarily in our technical support and consulting teams.

2009 Compared to 2010. Total gross margin increased from 75.4% in 2009 to 78.5% in 2010. The 4.7 percentage point increase in products and licenses gross margin was primarily due to improved average selling prices on our products and lower costs as a percentage of net revenue. The 0.7 percentage point increase in services gross margin primarily resulted from growth in personnel costs being slower than growth in services revenue.

Operating Expenses

	Years Ended July 31,		Change in		Years Ended July 31,		Change in
	2009	2010	$	%	2010	2011	$	%
	(Dollars in thousands)
Operating expenses:
Research and development	$15,396	$18,066	$2,670	17.3%	$18,066	$29,605	$11,539	63.9%
Sales and marketing	34,685	45,413	10,728	30.9	45,413	67,390	21,977	48.4
General and administrative	6,553	8,380	1,827	27.9	8,380	10,831	2,451	29.2

Total operating expenses	$56,634	$71,859	$15,225	26.9	$71,859	$107,826	$35,967	50.1

2010 Compared to 2011.

Research and Development Expenses

Research and development expenses increased by $11.5 million, or 63.9%, to $29.6 million in 2011 from $18.1 million in 2010. The change was primarily attributable to a $6.1 million increase in personnel costs, which includes a $0.5 million increase in stock-based compensation, resulting from increased headcount as we focused our efforts on the development of additional functionality for our existing products and new product development. The change was also due to a $3.6 million increase in the cost of third-party engineering and development services resulting from our expanding use of those services to support our growing product development activities and a $1.3 million increase in facility and IT expense allocations.

Sales and Marketing Expenses

Sales and marketing expenses increased by $22.0 million, or 48.4%, to $67.4 million in 2011 from $45.4 million in 2010. The change was primarily attributable to a $15.2 million increase in personnel costs, which includes a $2.4 million increase in commissions resulting from increased sales in 2011, a $2.2 million increase in travel-related costs and a $1.2 million increase in stock-based compensation. The change was also attributable to a $1.9 million increase in facility and IT expense allocations, a $1.7 million increase in marketing expenses related to increased participation in marketing events with channel and technology partners and a $1.7 million increase in intangible asset amortization expense.

General and Administrative Expenses

General and administrative expenses increased by $2.5 million, or 29.2%, to $10.8 million in 2011 from $8.4 million in 2010. The change was primarily attributable to a $1.2 million increase in personnel costs, which includes a $0.5 million increase in stock-based compensation, and a $1.1 million increase in professional fees, principally legal and accounting fees relating to an acquisition and our preparation for this offering.

2009 Compared to 2010.

Research and Development Expenses

Research and development expenses increased by $2.7 million, or 17.3%, to $18.1 million in 2010 from $15.4 million in 2009. The change was primarily attributable to a $1.5 million increase in personnel costs due to the increase in headcount resulting from the Netcordia acquisition and an increase in bonuses. The change was also due to a $1.2 million increase in third-party engineering and development services resulting from our expanding use of these services to support our growing product development activities.

Sales and Marketing Expenses

Sales and marketing expenses increased by $10.7 million, or 30.9%, to $45.4 million in 2010 from $34.7 million in 2009. The change was primarily attributable to a $9.5 million increase in personnel costs, which includes a $4.6 million increase in commissions resulting from increased sales in 2010 and a $0.7 million increase in stock-based compensation, resulting from increased headcount arising from our acquisition of Netcordia and additional personnel hired to support our growth. The change was also attributable to a $0.5 million increase in amortization of intangible assets associated with that acquisition.

General and Administrative Expenses

General and administrative expenses increased by $1.8 million, or 27.9%, to $8.4 million in 2010 from $6.6 million in 2009. The change was attributable to a $1.1 million increase in personnel costs, which includes a $0.3 million increase in stock-based compensation, and a $0.7 million increase in professional fees mainly related to transaction costs associated with the Netcordia acquisition.

Other Income (Expense)

	Years Ended July 31,		Change in		Years Ended July 31,		Change in
	2009	2010	$	%	2010	2011	$	%
	(Dollars in thousands)
Other income (expense)	$(63)	$(357)	$(294)	466.7%	$(357)	$(690)	$(333)	93.3%

2010 Compared to 2011. Other income (expense) increased by $0.3 million from 2010 to 2011 due to a $0.2 million increase in foreign currency exchange losses and $0.1 million from the revaluation of our outstanding convertible preferred stock warrants.

2009 Compared to 2010. Other income (expense) increased by $0.3 million from 2009 to 2010 due almost entirely to greater foreign currency exchange losses.

Provision for Income Taxes

	Years Ended July 31,		Change in		Years Ended July 31,		Change in
	2009	2010	$	%	2010	2011	$	%
	(Dollars in thousands)
Provision for income taxes	$276	$1,011	$735	266.3%	$1,011	$802	$(209)	(20.7)%

2010 Compared to 2011. Due to the full valuation allowance recorded against federal and state deferred tax assets, our provision for income taxes in 2010 and 2011 consisted of federal alternative minimum, state and foreign taxes. Our effective tax rates for 2010 and 2011 were 12.6% and (17.7%). The decrease in both our provision for income taxes and our effective tax rate from 2010 to 2011 was principally attributable to the $12.5 million decrease in pre-tax income from 2010 to 2011.

2009 Compared to 2010. Due to the full valuation allowance recorded against federal and state deferred tax assets, our provision for income taxes for 2009 consisted of current state and foreign taxes whereas the provision for income taxes for 2010 consisted of federal alternative minimum, state and foreign taxes. The provision for income taxes was approximately $0.7 million greater in 2010 than in 2009. Our effective tax rates for 2009 and 2010 were (2.7%) and 12.6%. The increase in both our provision for income taxes and our effective tax rate was principally attributable to the $18.1 million increase in pre-tax income from 2009 to 2010.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statement of operations data in dollars and as a percentage of our net revenue for each of the last seven quarters in the period ended January 31, 2012. The unaudited quarterly consolidated statement of operations data below have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, that we believe are necessary for a fair statement of this information. The results of historical quarters are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011	January 31, 2012
	(In thousands)
Net revenue:
Products and licenses	$15,017	$17,963	$19,847	$18,387	$24,077	$22,691	$23,547
Services	10,612	11,214	12,631	13,400	15,316	16,664	17,840

Total net revenue	25,629	29,177	32,478	31,787	39,393	39,355	41,387
Cost of revenue(1):
Products and licenses(2)	3,283	3,469	3,996	4,204	4,983	4,694	5,030
Services	2,516	2,514	3,113	2,992	3,568	3,571	3,736

Total cost of revenue	5,799	5,983	7,109	7,196	8,551	8,265	8,766

Gross profit	19,830	23,194	25,369	24,591	30,842	31,090	32,621
Operating expenses:
Research and development(1)	5,797	5,879	6,905	7,358	9,463	8,906	8,979
Sales and marketing(1)(2)	15,266	14,759	15,831	17,001	19,799	19,673	20,605
General and administrative(1)	2,618	2,110	2,421	3,055	3,245	3,677	3,716

Total operating expenses	23,681	22,748	25,157	27,414	32,507	32,256	33,300

Income (loss) from operations	(3,851)	446	212	(2,823)	(1,665)	(1,166)	(679)
Other income (expense):
Interest income, net	6	7	11	11	11	11	12
Other expense, net	(145)	(124)	(222)	(223)	(161)	(179)	(183)

Total other income (expense)	(139)	(117)	(211)	(212)	(150)	(168)	(171)

Income (loss) before provision from income taxes	(3,990)	329	1	(3,035)	(1,815)	(1,334)	(850)
Provision for (benefit from) income taxes	(506)	123	339	39	301	435	226

Net income (loss)	$(3,484)	$206	$(338)	$(3,074)	$(2,116)	$(1,769)	$(1,076)

	Three Months Ended
	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011	January 31, 2012
	(As % of net revenue)
Net revenue:
Products and licenses	58.6%	61.6%	61.1%	57.8%	61.1%	57.7%	56.9%
Services	41.4	38.4	38.9	42.2	38.9	42.3	43.1

Total net revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Products and licenses	12.8	11.9	12.3	13.2	12.6	11.9	12.2
Services	9.8	8.6	9.6	9.4	9.1	9.1	9.0

Total cost of revenue	22.6	20.5	21.9	22.6	21.7	21.0	21.2

Gross profit	77.4	79.5	78.1	77.4	78.3	79.0	78.8
Operating expenses:
Research and development	22.6	20.1	21.3	23.2	24.0	22.6	21.7
Sales and marketing	59.6	50.7	48.7	53.5	50.3	50.0	49.7
General and administrative	10.2	7.2	7.4	9.6	8.2	9.3	9.0

Total operating expenses	92.4	78.0	77.4	86.3	82.5	81.9	80.4

Income (loss) from operations	(15.0)	1.5	0.7	(8.9)	(4.2)	(2.9)	(1.6)
Other income (expense):
Interest income, net	—	—	—	—	—	—	—
Other expense, net	(0.6)	(0.4)	(0.7)	(0.7)	(0.4)	(0.5)	(0.4)

Total other income (expense)	(0.6)	(0.4)	(0.7)	(0.7)	(0.4)	(0.5)	(0.4)

Income (loss) before provision for income taxes	(15.6)	1.1	—	(9.6)	(4.6)	(3.4)	(2.0)
Provision for (benefit from) income taxes	(2.0)	0.4	1.0	0.1	0.8	1.1	0.6

Net income (loss)	(13.6)%	0.7%	(1.0)%	(9.7)%	(5.4)%	(4.5)%	(2.6)%

(1)	Results above include stock-based compensation as follows:

	Three Months Ended
	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011	January 31, 2012
	(In thousands)
Stock-based compensation:
Cost of revenue	$50	$58	$65	$75	$85	$99	$104
Research and development	226	240	255	277	354	358	408
Sales and marketing	727	736	553	615	642	810	1,035
General and administrative	281	288	250	313	327	425	498

Total stock-based compensation	$1,284	$1,322	$1,123	$1,280	$1,408	$1,692	$2,045

(2)	Results above include intangible asset amortization expense as follows:

	Three Months Ended
	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011	January 31, 2012
	(In thousands)
Intangible asset amortization expense:
Cost of products and licenses revenue	$226	$226	$226	$278	$329	$330	$325
Sales and marketing	553	553	553	558	579	579	327

Total intangible asset amortization expense	$779	$779	$779	$836	$908	$909	$652

Quarterly Trends

Our net revenue increased sequentially in absolute dollars in all quarters presented, except for the quarters ended April 30, 2011 and October 31, 2011, primarily as a result of higher demand for our products. The slight decline in the quarter ended April 30, 2011 was the result of a large transaction that closed in that quarter but for which a significant amount of product could not be delivered until the following quarter, which delayed the recognition of a significant portion of the revenue from that transaction. The slight decline in the quarter ended October 31, 2011 was attributable to a delay in the timing of when we could recognize revenue for shipments to distributors.

Our cost of revenue increased sequentially in absolute dollars in all quarters presented, except for the quarter ended October 31, 2011, primarily as a result of higher demand for our products, resulting in an increase in products and licenses costs and costs to provide services to our end customers. The decline in the quarter ended October 31, 2011 was the result of lower personnel costs and product costs, due to a comparable decrease in products and licenses revenue, partially offset by a charge of $0.4 million for inventory we deemed as excess and obsolete at October 31, 2011. The slight decline in our cost of services revenue in the quarter ended April 30, 2011 was a result of relatively higher costs in the previous quarter related to the write-down of refurbished inventory used to provide hardware replacements to end customers under support agreements. Our gross margin in the quarter ended April 30, 2011 was negatively impacted by a decline in products and licenses revenue. Because of our relatively high gross margins, increases in gross profit in the quarters ended October 31, 2010, July 31, 2011 and January 31, 2012 were generally the result of comparable increases in net revenue. The increase in gross profit for the three months ended October 31, 2011 was the result of lower cost of revenue as mentioned above.

Our research and development expenses increased sequentially in absolute dollars in all quarters presented, except for the quarter ended October 31, 2011, as we continued to invest in additional employees and outside resources to develop new products and product enhancements. The slight decline in the quarter ended October 31, 2011 was attributable to lower personnel costs and usage of third-party engineering and development services than in the previous quarter.

Our sales and marketing expenses increased sequentially in absolute dollars in all quarters presented, except for the quarters ended October 31, 2010 and 2011, as we continued to expand our sales organization and increased our marketing efforts to support our overall business growth. The slight decline in the quarter ended October 31, 2010 was primarily the result of relatively lower commission costs. The slight decline in the quarter ended October 31, 2011 was due to the decline in products and licenses revenue as compared to the previous quarter resulting in lower commission costs.

Our general and administrative expenses increased sequentially in absolute dollars from the quarter ended October 31, 2010 onward as we continued to invest in hiring employees and due to increased costs relating to consulting services, IT and facilities to support our growth in operations and legal and accounting fees. General and administrative expenses in the quarter ended July 31, 2010 were higher than the following quarter principally due to professional services incurred in connection with our acquisition of Netcordia.

Liquidity and Capital Resources

Since our inception, we have financed our operations and acquisitions primarily through private placements of our convertible preferred stock and cash flow from operations. Our principal sources of liquidity as of January 31, 2012 consisted of cash and cash equivalents of $50.0 million, including less than $1.9 million held outside the United States in our foreign subsidiaries. We intend to permanently reinvest our earnings from foreign operations, and do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed to fund operations in the United States and if U.S. tax has not already been previously provided, we would be required to accrue and pay additional U.S. taxes in order to repatriate these funds.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support research and development activities, the timing and cost of establishing additional sales, marketing and distribution capabilities, the introduction of new and enhanced products and services offerings and our costs to ensure access to adequate manufacturing capacity. We expect to incur a total of $6.0 million in capital expenditures over the next 12 months due to recurring investments in IT and facilities, and an additional $1.5 million to $3.0 million in capital expenditures in connection with our planned headquarters relocation during the second and third quarters of 2013. In the event that we require additional financing from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

We have incurred operating losses in each year of our operations, except 2010, and, as of January 31, 2012, had working capital of $11.8 million (which was reduced by $51.3 million of current deferred revenue, net), an accumulated deficit of $102.8 million and a total stockholders’ deficit of $67.5 million. Our cash provided by operating activities can vary from period to period, particularly as a result of timing differences between billing and collection of receivables. Our cash used in investing activities principally relates to our capital expenditures. Our cash provided by financing activities principally relates to issuances of our common stock.

Cash Flows

We derived the following summary of our cash flows for the periods indicated from our audited consolidated financial statements included elsewhere in this prospectus:

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(In thousands)
Net cash provided by operating activities	$1,222	$15,283	$21,502	$9,104	$9,046
Net cash used in investing activities	(347)	(854)	(7,789)	(1,137)	(1,786)
Net cash provided by financing activities	241	713	1,104	548	516

Cash Flows from Operating Activities

Our cash provided by operating activities is driven primarily by sales and licenses of our products and, to a lesser extent, by up-front payments from end customers under maintenance and support contracts. Our primary uses of cash from operating activities have been for personnel-related expenditures, manufacturing costs, marketing and promotional expenses and costs related to our facilities. Our cash flows from operating activities will continue to be affected principally by our working capital requirements and the extent to which we increase spending on personnel and sales and marketing activities as our business grows.

Cash provided by operating activities of $9.0 million during the six months ended January 31, 2012 was primarily attributable to a net loss of $2.8 million offset by non-cash charges of $3.7 million for stock-based compensation and $2.9 million for depreciation and amortization. The $5.2 million change in our net operating assets and liabilities was primarily a result of an increase in deferred revenue, net of $9.0 million, which was attributable to an increase in our established base of maintenance and support contracts. This source of cash was partially offset by an increase in accounts receivable, net of $1.7 million due to growth in our business and an increase in other assets of $1.7 million due to deferred offering costs. Our “days sales outstanding” in accounts receivable decreased from 57 days at July 31, 2011 to 51 days at January 31, 2012 due to a relatively higher amount of billings earlier in the quarter ended January 31, 2012.

Cash provided by operating activities of $9.1 million during the six months ended January 31, 2011 was primarily attributable to a net loss of $0.1 million offset by non-cash charges of $2.4 million for stock-based compensation and $2.3 million for depreciation and amortization. The $4.4 million change in our net operating assets and liabilities was primarily a result of an increase in deferred revenue, net of $10.7 million, which was attributable to an increase in our established base of maintenance and support contracts. This source of cash was partially offset by an increase in accounts receivable, net of $4.8 million, an increase in prepaid expenses and other current assets of $1.1 million and an increase in other assets of $1.0 million attributable to growth in our business. Our “days sales outstanding” in accounts receivable increased from 46 days at July 31, 2010 to 52 days at January 31, 2011 due to a relatively higher amount of billings later in the quarter ended January 31, 2011.

Cash provided by operating activities of $21.5 million in 2011 resulted in part from a net loss of $5.3 million that was more than offset by non-cash charges of $5.1 million for depreciation and amortization and $5.1 million for stock-based compensation. The $16.5 million change in our net operating assets and liabilities was primarily a result of an increase in deferred revenue, net of $18.9 million attributable to an increase in our established base of maintenance and support contracts, an increase in accounts payable and accrued liabilities of $4.4 million primarily related to the timing of payments and an increase in accrued compensation of $2.1 million related to increased headcount, which were partially offset by an increase in accounts receivable, net of $7.5 million attributable to growth in our business. Our “days sales outstanding” in accounts receivable increased from 46 days at July 31, 2010 to 57 days at July 31, 2011 due to a relatively higher amount of billings later in the quarter ended July 31, 2011.

Cash provided by operating activities of $15.3 million in 2010 was primarily attributable to a net income of $7.0 million and non-cash charges of $2.7 million for stock-based compensation and $1.9 million for depreciation and amortization. The $3.7 million change in our net operating assets and liabilities was primarily a result of an increase in deferred revenue, net of $5.3 million, which was attributable to an increase in our established base of maintenance and support contracts, and an increase of $1.1 million in accrued compensation due to increased headcount and $0.7 million in accounts payable and accrued liabilities due to timing of payments. These sources of cash were partially offset by an increase in accounts receivable, net of $2.0 million and by an increase in prepaid expenses and other assets of $0.8 million attributable to growth in our business. Our “days sales outstanding” in accounts receivable decreased from 58 days at July 31, 2009 to 46 days at July 31, 2010 due to a disproportional increase in revenue in fiscal year 2010 versus fiscal year 2009 compared to the increase in accounts receivable in the same period.

Cash provided by operating activities of $1.2 million in 2009 reflected a net loss of $10.4 million, partially offset by non-cash charges of $1.5 million for stock-based compensation and $1.4 million for depreciation and amortization. The $8.8 million change in our net operating assets and liabilities was primarily a result of an increase in deferred revenue, net of $9.6 million, which was attributable primarily to the deferral of product revenue at the end of 2009 along with an increase in our established base of maintenance and support contracts, partially offset by a decrease in accrued compensation of $0.8 million, which was primarily due to reduced bonus accruals from the prior year.

Cash Flows from Investing Activities

Our uses of cash from investing activities consisted primarily of capital expenditures for computer equipment and software, and cash used for acquisitions and the purchase of intangible assets.

During the six months ended January 31, 2011 and 2012, cash used in investing activities was $1.1 million and $1.8 million, primarily for purchases of computer equipment and software.

In 2011, cash used in investing activities was $7.8 million, consisting of $4.8 million in purchases of computer equipment, software and leasehold improvements, $2.0 million for the acquisition of certain assets and liabilities of a company formerly named SolSoft S.A. from LogLogic, Inc. and $1.0 million for the purchase of patents from Avaya, Inc.

In 2010, cash used in investing activities was $0.9 million resulting from purchases of computer equipment and software of $1.5 million and an increase of $0.6 million in restricted cash, partially offset by $1.3 million in cash we assumed in our acquisition of Netcordia.

In 2009, cash used in investing activities was $0.3 million resulting from purchases of computer equipment and software of $0.6 million, partially offset by a $0.3 million decrease in restricted cash.

Cash Flows from Financing Activities

Our cash provided by financing activities primarily consisted of issuances of common stock resulting from option exercises.

During each of the six months ended January 31, 2011 and 2012, cash provided by financing activities was $0.5 million from the issuance of common stock.

In 2011, cash provided by financing activities was $1.1 million resulting from the issuance of common stock and excess tax benefits from employee stock option plans.

In 2009 and 2010, cash provided by financing activities was $0.2 million and $0.7 million from the issuance of common stock.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include our accounts and the accounts of our wholly-owned subsidiaries. The preparation of these consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the applicable periods. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We design, develop and sell a broad family of network products and services that automate management of the critical network infrastructure services needed for secure, scalable and fault-tolerant connections between applications, devices and users. Our software products are typically sold for use with our hardware, but we also have virtual versions that we sell for use in other hardware environments.

We derive revenue from two sources: (i) products and licenses, which include hardware and software revenue, and (ii) services, which include maintenance and support, training and consulting revenue. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery or performance has occurred; the sales price is fixed or determinable; and collection is probable. We define each of those four criteria as follows:

Persuasive evidence of an arrangement exists. Evidence of an arrangement generally consists of a purchase order issued pursuant to the terms and conditions of a distributor or value-added reseller agreement or, in limited cases, an end-user agreement.

Delivery or performance has occurred. We use shipping and related documents, distributor sell-through reports, or written evidence of customer acceptance, when applicable, to verify delivery or performance. We do not recognize products and licenses revenue until transfer of title and risk of loss, which generally is upon shipment to value-added resellers or end customers.

The sales price is fixed or determinable. We assess whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment.

Collection is probable. We assess probability of collection on a customer-by-customer basis. We subject our end customers to a credit review process that evaluates their financial condition and ability to pay for our products and services. If we conclude that collection is not probable, we do not recognize revenue until cash is received.

Services revenue includes maintenance and support, training and consulting revenue. Maintenance and support revenue includes arrangements for software maintenance and technical support for our products and licenses. Maintenance is offered under renewable, fee-based contracts, which include 24-hour technical support, hardware repair and replacement parts, bug fixes, patches and unspecified upgrades on a when-and-if-available basis. Revenue from customer maintenance and support contracts is deferred and recognized ratably over the contractual support period, generally one to three years. Revenue from consulting and training is recognized as the services are completed, which is generally one year or less.

We operate a multiple tier channel distribution model that includes distributors, value-added resellers and direct sales to end customers. For sales to value-added resellers and end customers, we recognize products and licenses revenue upon transfer of title and risk of loss, which is generally upon shipment. It is our practice to identify an end customer prior to shipment to a value-added reseller. For end customers and value-added resellers, we generally have no significant contractual obligations for future performance, such as rights of return or pricing credits. However, we may on occasion enter into arrangements with end customers or value-added resellers that include some form of rights of return, rebates or price protection. Also, we may occasionally accept returns by end customers or value-added resellers to address customer satisfaction issues or solution fit issues even though there is no contractual provision for such returns. We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns and price adjustments, specific provisions for returns, price protection or rebates specified in agreements, and other factors known at the time. Should actual product returns or pricing adjustments differ from estimates, additional reductions to revenue may be required. Substantially all of our sales outside of North America are made through distributors under agreements allowing for pricing credits and rights of return or involving international jurisdictions where the risk of returns or credits is considered to be high even though distributors do not have these contractual rights. Products and licenses revenue on sales made through these distributors is recognized upon sell-through as reported to us by the distributors. Revenue for product sales through distributors without reliable sell-through reporting is deferred until maintenance is purchased for the related product. The costs of distributor inventories not yet recognized as revenue are deferred as a reduction of the related deferred revenue, the result of which is shown as deferred revenue, net on our consolidated balance sheets.

Multiple Element Arrangements

We enter into multiple element revenue arrangements in which a customer may purchase a combination of hardware, software, software upgrades, hardware and software maintenance and support, training and consulting services. We account for multiple agreements with a single customer as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single arrangement.

In October 2009, the Financial Accounting Standards Board, or FASB, amended the accounting standards for revenue recognition to remove from the scope of industry-specific software revenue recognition guidance any tangible products containing software components and non-software components that operate together to deliver the product’s essential functionality. Most of our products are hardware appliances containing software components that operate together to provide the essential functionality of the product. Therefore, our hardware appliances are considered non-software deliverables and are no longer accounted for under the industry-specific software revenue recognition guidance.

In addition, the FASB amended the accounting standards for certain multiple element revenue arrangements to:

•	Provide updated guidance on whether multiple elements exist, how the elements in an arrangement should be separated, and how the arrangement consideration should be allocated to the separate elements;

•

Implement a price hierarchy, where the selling price for an element is based on vendor-specific objective evidence, or VSOE, if available; third-party evidence, or TPE, if available and VSOE is not available; or the best estimate of selling price, or BESP, if neither VSOE nor TPE is available; and

•	Eliminate the use of the residual method and require an entity to allocate arrangement consideration using the selling price hierarchy.

We adopted this accounting guidance at the beginning of the first quarter of the year ended July 31, 2010 on a prospective basis for transactions entered into or materially modified after July 31, 2009.

The impact of the revised accounting guidance on total revenue during the year ended July 31, 2010 was attributable to the ability to assign selling prices to undelivered elements that previously required VSOE, the recognition of hardware revenue bundled with extended maintenance contracts previously accounted for ratably over the contract period, and the reallocation of discounts to revenue deliverables. As a result of this adoption, our net revenue during the year ended July 31, 2010 was $2.6 million higher than the net revenue that would have been recorded under the previous accounting rules. In terms of the timing and pattern of revenue recognition, the amended accounting guidance is not expected to have a significant effect on net revenue in periods after the initial adoption.

Our non-software products and services qualify as separate units of accounting because they have value to the customer on a standalone basis and our revenue arrangements do not include a general right of return for delivered products. Our products and licenses revenue also includes stand-alone software products. Stand-alone software may operate on our hardware appliances, but is not considered essential to the functionality of the hardware and continues to be subject to the industry-specific software revenue recognition guidance, which remains unchanged. The industry-specific software revenue recognition guidance includes the use of the residual method.

Certain of our stand-alone software when sold with our hardware appliances is considered essential to its functionality and as a result is no longer accounted for under industry-specific software revenue recognition guidance; however, this same software when sold separately is accounted for under the industry-specific software revenue recognition guidance. Additionally, we provide unspecified software upgrades for most of our products, on a when-and-if available basis, through maintenance and support contracts. To the extent that the software being supported is not considered essential to the functionality of the hardware, these support arrangements would continue to be subject to the industry-specific software revenue recognition guidance.

For transactions entered into prior to August 1, 2009, the adoption date of the amended revenue standards in the first quarter of the year ended July 31, 2010, we allocated revenue for arrangements with multiple elements, such as appliances, software or maintenance and support, to each element using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements, provided VSOE of fair value exists for all undelivered elements. If evidence of the fair value of one or more undelivered elements did not exist, all revenue generally was deferred and recognized at the earlier of delivery of those elements or establishment of fair value for the remaining undelivered elements. When VSOE of fair value could not be determined for any undelivered maintenance and support or service element, revenue for the entire arrangement was recognized ratably over the maintenance and support or service period.

For transactions entered into on or subsequent to August 1, 2009, we allocate the arrangement fee to each element based upon the relative selling price of that element and, if software and software-related (e.g., maintenance for the software element) elements are also included in the arrangement, we allocate the arrangement fee to each of those software and software-related elements as a group based on the relative selling price for those elements. After those allocations are made, the amount of the arrangement fee allocated to the software and software-related elements is accounted for using the residual method. When applying the relative selling price method, we determine the selling price for each element using VSOE of selling price, if it exists, or if not, TPE of selling price, if it exists. If neither VSOE nor TPE of selling price exist for an element, we use our BESP for that element. The revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for that element. The manner in which we account for multiple element arrangements that contain only software and software-related elements remains unchanged.

Consistent with our methodology under previous accounting guidance, we determine VSOE for each element based on historical stand-alone sales to third parties. For maintenance and support, training and consulting services, we determine the VSOE of fair value based on our history of stand-alone sales demonstrating that a substantial majority of transactions fall within a narrow range for each service offering.

We typically are not able to determine TPE for our products, maintenance and support, training or consulting services. TPE is determined based on competitor prices for similar elements when sold separately. Generally, our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, our go-to-market strategy differs from that of our peers and we are unable to determine reliably what similar competitor products’ selling prices are on a stand-alone basis.

When we are unable to establish the selling price of an element using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. The BESP is established based on internal and external factors, including pricing practices such as discounting, cost of products, the geographies in which we offer our products and services, and customer classes and distribution channels (e.g., distributor, value-added reseller and direct end customer). The determination of BESP is made through consultation with and approval by our management, taking into consideration our pricing model and go-to-market strategy.

For our non-software product deliverables, we allocate the arrangement consideration based on the relative selling prices of the respective elements. For these elements, we use BESP as our selling price. For our maintenance and support, training and consulting services, we generally use VSOE as our selling price. When we are unable to establish selling price using VSOE for our maintenance and support, training and consulting services, we use BESP in our allocation of arrangement consideration.

We regularly review VSOE and BESP data provided by actual transactions to update these estimates and the relative selling prices allocated to each element.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures, using the Black-Scholes option-pricing model. We recognize the grant date fair value of each option on a straight-line basis over the period in which the employee is required to provide service in exchange for the option.

The estimated grant date fair values of the option awards during 2009, 2010, 2011 and the six months ended January 31, 2011 and 2012 were calculated using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Expected term (in years)	6.08	6.08	6.08	6.08	6.24
Risk-free interest rate	1.85%	1.98%	1.73%	1.52%	0.95%
Expected volatility	70%	60%	60%	60%	56%
Dividend rate	0%	0%	0%	0%	0%

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions that determine the fair value of options. These assumptions are as follows:

•	Expected term—The expected term represents the period that our options are expected to be outstanding.

•

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

•

Expected volatility—Since we do not have a trading history of our common stock, the expected volatility was derived from the average historic volatilities of several unrelated public companies within our industry that we considered to be comparable to our business over a period equivalent to the expected term of the option.

•	Dividend rate—The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our options. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation as the cumulative effect of adjusting the rate is recognized in the period in which we change the forfeiture estimate. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, we make an adjustment that will result in a decrease to the stock-based compensation recognized in our consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, we make an adjustment that will result in an increase to the stock-based compensation recognized in our consolidated financial statements.

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may make refinements to the estimates of our expected terms, expected volatility and forfeiture rates that could materially impact our future stock-based compensation.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock

We are also required to estimate the fair value of the common stock underlying our options when performing the fair value calculations using the Black-Scholes option-pricing model. Our board of directors, with input from management, estimates the fair value of the common stock underlying our options on each grant date. Our board of directors has a majority of non-employee directors with significant experience in the IT industry. Thus, we believe that our board of directors has the relevant experience and expertise to determine a fair value for our common stock on each respective grant date. Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by an unrelated third-party specialist;

•	rights, preferences and privileges of our convertible preferred stock sold to outside investors in arm’s length transactions relative to those of our common stock;

•	our actual operating and financial performance;

•	our hiring of key personnel and the experience of our management;

•	risks inherent in the development of our products and services;

•	the present value of our future cash flows;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions and the nature and history of our business;

•	the market value of a comparable group of privately held companies that were in a state of development similar to ours;

•	the illiquidity of options involving securities in a private company;

•	our stage of development;

•	industry information such as market size and growth; and

•	macroeconomic conditions.

In valuing our common stock, our board of directors determined the aggregate equity value of our company by taking a weighted combination of the value indications under two valuation approaches, an income approach and a market approach.

The income approach estimates the aggregate equity value of our company based on the present value of future estimated cash flows. Cash flows are estimated for future periods based on projected revenue and costs. These future cash flows are discounted to their present values using a discount rate. Because the cash flows are only projected over a limited number of years, it is also necessary under the income approach to compute a terminal value as of the last period for which discrete cash flows are projected. This terminal value represents the future cash flows beyond the projection period and is determined by taking the projected EBITDA for the final year of the projection and applying a terminal exit multiple. This amount is then discounted to its present value using a discount rate to arrive at the terminal value. The discounted projected cash flows and the terminal value are summed together to arrive at an indicated aggregate equity value under the income approach. In applying the income approach, we derived the discount rate from an analysis of the cost of capital of our comparable industry peer companies as of each valuation date and adjusted it to reflect the risks inherent in our business cash flows.

We derived the terminal exit multiple from an analysis of the EBITDA multiples of our comparable industry peer companies as of each valuation date. We then used the implied long-term growth rate of our company to assess the reasonableness of the selected terminal exit multiple.

The market approach estimates the aggregate equity value of our company by applying market multiples of our comparable industry peer companies based on key metrics inferred from the enterprise values of our comparable industry peer companies. In applying the market approach, we primarily utilized the revenue multiples of our comparable industry peer companies to derive the aggregate equity value of our company. We believed that using a revenue multiple to estimate our aggregate equity value, as opposed to an earnings or cash flow multiple, was appropriate given our significant focus on investing in and growing our business and because our comparable industry peer companies were in various stages of growth and investment.

When considering which companies to include in our comparable industry peer companies, we focused on U.S. based publicly traded companies in the IT industry in which we operate. The selection of our comparable industry peer companies required us to make judgments regarding the comparability of these companies to us. We considered a number of factors, including business description, business size, business model, revenue model and historical operating results. We then analyzed the business and financial profiles of the selected companies for relative similarity to us, and, based on this assessment, we selected our comparable industry peer companies.

In determining the revenue multiples to be used in the market approach, we first obtained the stock price and market capitalization for each of our comparable industry peer companies. We then calculated an estimated enterprise value for each comparable industry peer company. Next, we obtained prior year actual as well as current year and two-year future revenue estimates for each of the comparable industry peer companies from market or industry information and calculated revenue multiples by dividing each comparable company’s calculated enterprise value by its actual and estimated revenue. We then estimated the revenue multiples for our comparable industry peer companies and adjusted those multiples based on our assessment of the strengths and weaknesses of our company relative to these comparable companies. We then applied the adjusted revenue multiples to our projected revenue data to arrive at a valuation of our company.

For each valuation, we prepared financial projections to be used in both the income and market approaches. The financial projections took into account our historical financial operating results, our business experiences and our future expectations. We factored the risk associated with achieving our forecast into selecting appropriate multiples and discount rates. There is inherent uncertainty in these estimates, as the assumptions we used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact our business.

We then allocated our company’s aggregate equity value to each of our classes of stock using either the Option Pricing Method, or the OPM, or the Probability Weighted Expected Return Method, or the PWERM.

The OPM treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the aggregate liquidation preferences of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the aggregate liquidation preferences at the time of a liquidity event, such as a merger, sale or IPO, assuming the business has funds available to make liquidation preferences meaningful and collectible by the preferred stockholders. The common stock is modeled to be a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

The PWERM involves a forward-looking analysis of the possible future outcomes of the business. This method is particularly useful when discrete future outcomes can be predicted with high confidence and with a probability distribution. Discrete future outcomes considered under the PWERM include non-IPO market-based outcomes as well as IPO scenarios. In the non-IPO scenarios, a large portion of the aggregate equity value is allocated to the convertible preferred stock to incorporate higher aggregate liquidation preferences. In the IPO scenarios, the aggregate equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock, which causes the common stock to have a higher relative value per share than under the non-IPO scenario. The fair values of the business determined using the non-IPO and IPO scenarios are weighted according to an estimate of the probability of each scenario.

In order to determine the fair value of our common stock, we then applied a discount for lack of marketability, or DLOM, to the value derived from the OPM or the PWERM.

For options granted through June 2011, the OPM was used to allocate our aggregate equity value to our common stock. As the likelihood of possible discrete events, including an IPO, became more estimable, we determined that it would be appropriate also to consider the PWERM allocation methodology commencing with our July 31, 2011 contemporaneous valuation.

Information regarding stock option granted since August 1, 2010 is as follows:

Grant Date	Number of Stock Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value(1)
September 27, 2010	485,485	$6.33	$6.33	$1,718,642
December 8, 2010	339,419	7.08	7.08	1,349,655
March 15, 2011	524,138	9.33	9.33	2,774,272
April 7, 2011	1,666	9.33	9.33	8,821
June 2, 2011	864,261	9.66	9.66	4,676,788
September 8, 2011	796,597	9.12	9.12	3,809,201
September 15, 2011	799,995	9.12	9.12	3,925,200
December 14, 2011	250,434	9.78	9.78	1,300,715
March 8, 2012	836,006	11.25	11.25	4,983,772
March 14, 2012	103,330	11.25	11.25	696,227

(1)	We determined the aggregate grant date fair value using the Black-Scholes option-pricing model.

The intrinsic value of all options outstanding as of January 31, 2012 was $85.9 million, based on an assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

No single event caused the valuation of our common stock to increase or decrease from July 31, 2010 through January 31, 2012. Instead, a combination of the factors described below in each period led to the changes in the fair value of the underlying common stock.

July 31, 2010 Contemporaneous Valuation

As of July 31, 2010, our board of directors determined the fair value of our common stock to be $6.33 per share. The July 31, 2010 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 18.5% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks.

We then allocated our aggregate equity value to our common stock utilizing the OPM based on two probable scenarios: (1) the first scenario assumed an IPO, in which the convertible preferred stock would lose its liquidation preferences and participation rights; and (2) the second scenario assumed a merger or acquisition, in which the convertible preferred stock would retain its rights and privileges. Both scenarios used an expected volatility of 55%, a risk-free interest rate of 0.42%, and a time to liquidity event of 1.5 years. We weighted the results from the two scenarios equally, as it was believed that the likelihood of the two scenarios was the same. We then reduced the results from the OPM by a 15% DLOM, which determined the fair value of our common stock to be $6.33 per share as of July 31, 2010.

Based on this valuation and other factors, our board of directors used $6.33 per share for the exercise price of the options that it granted on September 27, 2010, which it deemed to be the fair value of our common stock on the grant date. Our board of directors granted no other options during the period between the July 31, 2010 valuation and the date of the subsequent contemporaneous valuation as of October 31, 2010.

October 31, 2010 Contemporaneous Valuation

As of October 31, 2010, our board of directors determined the fair value of our common stock to be $7.08 per share. The October 31, 2010 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 18.5% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks.

We then allocated our aggregate equity value to our common stock utilizing the OPM based on two probable scenarios: (1) the first scenario assumed an IPO, in which the convertible preferred stock would lose its liquidation preferences and participation rights; and (2) the second scenario assumed a merger or acquisition, in which the convertible preferred stock would retain its rights and privileges. Both scenarios used an expected volatility of 50%, a risk-free interest rate of 0.28%, and a time to liquidity event of 1.5 years. We weighted the results from the two scenarios equally as it was believed that the likelihood of the two scenarios was the same. We then reduced the results from the OPM by a 15% DLOM, which determined the fair value of our common stock to be $7.08 per share as of October 31, 2010.

Based on this valuation and other factors, our board of directors used $7.08 per share for the exercise price of the options that it granted on December 8, 2010, which it deemed to be the fair value of our common stock on the grant date. Our board of directors granted no other options during the period between the October 31, 2010 valuation and the date of the subsequent contemporaneous valuation as of January 31, 2011.

January 31, 2011 Contemporaneous Valuation

As of January 31, 2011, our board of directors determined the fair value of our common stock to be $9.33 per share. The January 31, 2011 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 12.5% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks.

We then allocated our aggregate equity value to the common stock utilizing the OPM based on two probable scenarios: (1) the first scenario assumed an IPO, in which the convertible preferred stock would lose its liquidation preferences and participation rights; and (2) the second scenario assumed a merger or acquisition, in which the convertible preferred stock would retain its rights and privileges. Both scenarios used an expected volatility of 45%, a risk-free interest rate of 0.26%, and a time to liquidity event of 0.88 years. We weighted the results from the two scenarios 60% towards the IPO scenario and 40% towards the merger or acquisition scenario, due to our progress towards beginning an IPO in January 2011. We then reduced the results from the OPM by a 7.5% DLOM, which determined the fair value of our common stock to be $9.33 per share as of January 31, 2011

Based on this valuation and other factors, our board of directors used $9.33 per share for the exercise price of the options that it granted on March 15, 2011 and April 7, 2011, which it deemed to be the fair value of our common stock on the grant date. Our board of directors granted no other options during the period between the January 31, 2011 valuation and the date of the subsequent contemporaneous valuation as of April 30, 2011.

April 30, 2011 Contemporaneous Valuation

As of April 30, 2011, our board of directors determined the fair value of our common stock to be $9.66 per share. The April 30, 2011 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 13.5% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks.

We then allocated our aggregate equity value to our common stock utilizing the OPM based on two probable scenarios: (1) the first scenario assumed an IPO, in which the convertible preferred stock would lose its liquidation preferences and participation rights; and (2) the second scenario assumed a merger or acquisition, in which the convertible preferred stock would retain its rights and privileges. Both scenarios used an expected volatility of 45%, a risk-free interest rate of 0.17%, and a time to liquidity event of 0.88 years. We weighted the results from the two scenarios 70% towards the IPO scenario and 30% towards the merger or acquisition scenario. The increase in the probability of an IPO was due to our progress towards beginning an IPO in April 2011; however, due to the uncertainty surrounding the timing of an IPO, we did not believe the use of the PWERM was appropriate. We then reduced the results from the OPM by a 7.0% DLOM, which determined the fair value of our common stock to be $9.66 per share as of April 30, 2011. The decrease in the marketability discount from the January 31, 2011 contemporaneous valuation was attributable to the shortened timeframe before an anticipated exit event.

On May 12, 2011, one of our founders sold 0.5 million shares for $9.60 per share to our current investors in an outside transaction. Due to the small size of the transaction and the fact that this transaction was between external parties, the outside transaction was not used as a primary data point in the market approach used in the April 30, 2011 contemporaneous valuation.

Based on this valuation, the outside transaction and other factors, our board of directors used $9.66 per share for the exercise price of the options that it granted on June 2, 2011, which it deemed to be the fair value of our common stock on the grant date. Our board of directors granted no other options during the period between the April 30, 2011 valuation and the date of the subsequent contemporaneous valuation as of July 31, 2011.

July 31, 2011 Contemporaneous Valuation

As of July 31, 2011, our board of directors determined the fair value of our common stock to be $9.12 per share. The July 31, 2011 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 14.0% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks.

We then allocated our aggregate equity value to our common stock utilizing the OPM based on two probable scenarios: (1) the first scenario assumed an IPO, in which the convertible preferred stock would lose its liquidation preferences and participation rights; and (2) the second scenario assumed a merger or acquisition, in which the convertible preferred stock would retain its rights and privileges. Both scenarios used an expected volatility of 45%. The IPO scenario used a risk-free interest rate of 0.16% and the merger or acquisition scenario used a risk-free interest rate of 0.28%. The IPO scenario used a time to liquidity event of 0.5 years and the merger or acquisition scenario uses 1.4 years. We weighted the results from the two scenarios 50% towards the IPO scenario and 50% towards the merger or acquisition scenario. The decrease in the probability of an IPO was due to significant declines in the broader equity markets after April 30, 2011, which especially impacted comparable public companies in the network equipment industry, and the unpredictable environment created by extreme volatility in global markets. We also considered the results of the PWERM analysis, which resulted in an equity value slightly lower than the OPM. Due to the uncertainty surrounding the timing of an IPO, our board of directors determined the fair market value of our common stock based upon a valuation using the OPM, which resulted in a slightly higher equity value than the PWERM. We then reduced the results from the OPM by a 10.0% DLOM, which determined the fair value of our common stock to be $9.12 per share as of July 31, 2011. The 3.0% increase in the marketability discount from the April 30, 2011 contemporaneous valuation was attributable to the significant increase in market volatility partially offset by a shortened timeframe before an anticipated exit event.

Based on this valuation and other factors, our board of directors used $9.12 per share for the exercise price of the options that it granted on September 8, 2011 and September 15, 2011, which it deemed to be the fair value of our common stock on each grant date. We reviewed the period from the July 31, 2011 valuation date to the September 8, 2011 and September 15, 2011 grant dates and noted no changes in our business or assumptions that would change our estimate of fair value. Our board of directors granted no other options during the period between the July 31, 2011 valuation and the date of the subsequent contemporaneous valuation as of October 31, 2011.

October 31, 2011 Contemporaneous Valuation

As of October 31, 2011, our board of directors determined the fair value of our common stock to be $9.78 per share. The October 31, 2011 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 13.0% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks.

Based on our continued progress toward completion of the IPO process, including expanded discussions with investment bankers in September 2011, our board of directors determined that the PWERM allocation methodology should be utilized to allocate our aggregate equity value to our common stock for our October 31, 2011 contemporaneous valuation and will be used prospectively. Under the PWERM, we allocated our aggregate equity value to our common stock based on IPO scenarios as well as non-IPO market-based outcomes. The OPM was also applied for comparative purposes, which resulted in a valuation lower than the PWERM value by an immaterial amount. The PWERM was utilized to estimate the fair value of the common stock as of October 31, 2011 using the following scenario probabilities: initial public offering scenarios with a 65% probability of occurring in 0.42 years, using a risk-free interest rate of 0.06%, and merger or sale scenarios with a 35% probability of occurring between 0.42 and 1.5 years, using a risk-free interest rate of 0.19%. Each scenario was then weighted based on its expected probability to arrive at a weighted enterprise value. We reduced the results of the PWERM by a 10.0% DLOM, which determined the fair value of our common stock to be $9.78 per share as of October 31, 2011. The DLOM was unchanged from that used in the July 31, 2011 contemporaneous valuation as the slightly shortened timeframe before an anticipated exit event was largely offset by an increase in market volatility.

Based on this valuation and other factors, our board of directors used $9.78 per share for the exercise price of the options that it granted on December 14, 2011, which it deemed to be the fair value of our common stock on the grant date. We reviewed the period from the October 31, 2011 valuation date to the December 14, 2011 grant date and noted no changes in our business or assumptions that would change our estimate of fair value.

January 31, 2012 Contemporaneous Valuation

As of January 31, 2012, our board of directors determined the fair value of our common stock to be $11.25 per share. The January 31, 2012 contemporaneous valuation was prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 12.0% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks.

Based on our continued progress toward completion of the IPO process, including expanded discussions with investment bankers in September 2011, our board of directors determined that the PWERM allocation methodology should be utilized to allocate our aggregate equity value to our common stock commencing with our October 31, 2011 contemporaneous valuation. Under the PWERM, we allocated our aggregate equity value to our common stock based on IPO scenarios as well as non-IPO market-based outcomes. The OPM was also applied for comparative purposes, which resulted in a valuation lower than the PWERM value by an immaterial amount. The PWERM was utilized to estimate the fair value of the common stock as of January 31, 2012 using the following scenario probabilities: initial public offering scenarios with a 65% probability of occurring in 0.21 years, using a risk-free interest rate of 0.05%, and merger or sale scenarios with a 35% probability of occurring between 0.21 and 1.5 years, using a risk-free interest rate of 0.18%. Each scenario was then weighted based on its expected probability to arrive at a weighted enterprise value. We reduced the results of the PWERM by a 7.5% DLOM, which determined the fair value of our common stock to be $11.25 per share as of January 31, 2012. The DLOM was reduced from the 10.0% used in the October 31, 2011 contemporaneous valuation due to a combination of the slightly shortened timeframe and a decrease in market volatility.

Based on this valuation and other factors, our board of directors used $11.25 per share for the exercise price of the options that it granted on March 8, 2012 and March 14, 2012, which it deemed to be the fair value of our common stock on the grant date. We reviewed the period from the January 31, 2012 valuation date to the March 14, 2012 grant date and noted no changes in our business or assumptions that would change our estimate of fair value. Our board of directors has granted no other options since the contemporaneous valuation as of January 31, 2012.

We believe that the increase in the fair value of our common stock from the July 31, 2010 contemporaneous valuation of $6.33 per share to the January 31, 2012 contemporaneous valuation of $11.25 per share was the result of the combined effects of our significant quarterly sales growth, a significant increase in valuations of public technology companies included in the benchmarks used in our valuations and our continued progress towards the completion of an IPO. From the quarter ended July 31, 2010 to the quarter ended January 31, 2012, our quarterly net revenue increased by over 60%. From July 31, 2010 to January 31, 2012, market values of the NASDAQ-Computer Index (IXK) increased by approximately 31%. In our July 31, 2010 contemporaneous valuation, our board of directors assigned a 50% probability to the possibility of an IPO with an estimated timeframe of 1.5 years. For our January 31, 2012 contemporaneous valuation, our board of directors used a probability of an IPO of 65% and assigned a shortened timeframe of 0.21 years to the IPO scenario given our progress towards an IPO. As a result of the combined effect of these factors, our estimated aggregate equity value increased by approximately 69% from $327 million to $553 million between the July 31, 2010 and January 31, 2012 contemporaneous valuations.

Anticipated Offering Price Range

In late March 2012, in consultation with the underwriters, we determined our anticipated offering price range to be $12.00 to $14.00 per share. As of our most recent option grant dates of March 8, 2012 and March 14, 2012, our board of directors determined the fair value of our common stock to be $11.25 per share. This determination was based on the January 31, 2012 contemporaneous valuation and other factors described above. We believe the difference between the fair value of our common stock on the most recent grant dates, as determined by our board of directors, and the anticipated offering price range primarily reflects: the lack of marketability discount of 7.5% applied in the most recent contemporaneous valuation, as there is no lack of marketability discount reflected in the offering price range; and the improvement in the market values of publicly-traded technology companies in the second half of March 2012, which suggests that the value of our common stock also appreciated since the most recent option grant dates.

Our stock-based compensation for options granted was as follows:

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
			(In thousands)
Stock-based compensation:
Cost of revenue	$102	$146	$283	$123	$203
Research and development	440	580	1,126	495	766
Sales and marketing	606	1,311	2,546	1,289	1,845
General and administrative	312	651	1,178	538	923

Total stock-based compensation	$1,460	$2,688	$5,133	$2,445	$3,737

As of July 31, 2011 and January 31, 2012, we had $14.2 million and $18.2 million of unrecognized stock-based compensation, net of estimated forfeitures, that we expected to recognize over a weighted-average period of 2.9 years and 3.0 years. In future periods, we expect our stock-based compensation to increase in absolute dollars as a result of our existing unrecognized stock-based compensation to be recognized as these options vest and as we issue additional stock-based awards to attract and retain employees.

Goodwill

We record goodwill when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. We perform our annual review during the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. Goodwill is not amortized. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in end customer demand or business climate that could affect the value of goodwill or cause a significant decrease in expected cash flows.

The testing for a potential impairment of goodwill involves a two-step process. The first step, identifying a potential impairment, compares the fair value of goodwill with its carrying value. If the carrying value exceeds its fair value, the second step would need to be conducted; otherwise, no further step is necessary as no potential impairment exists. We have concluded that we have one reporting unit. We determined the fair values of this reporting unit as of the respective period ends based on contemporaneous valuations approved by our board of directors. These contemporaneous valuations were prepared using the income and market approaches as discussed above. As of July, 31, 2010 and 2011, the fair value of our reporting unit significantly exceeded the carrying value of goodwill. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying value of that goodwill. Any excess of the goodwill carrying value over the respective implied fair value is recognized as an impairment loss. We identified no impairment of goodwill as of July 31, 2010 or 2011.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets, such as property and equipment and intangible assets subject to depreciation and amortization, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Among the factors and circumstances we considered in determining recoverability are: (i) a significant decrease in the market price of a long-lived asset; (ii) a significant adverse change in the extent to which, or manner in which, a long-lived asset is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition and (v) current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There have been no indicators of impairment, and we did not record any impairment losses during the years ended July 31, 2009, 2010 or 2011.

Income Taxes

We account for income taxes under an asset and liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized based on the realization guidance available. To the extent that we believe any amounts are not more likely than not to be realized, we record a valuation allowance to reduce the deferred income tax assets. We regularly assess the need for the valuation allowance on our deferred tax assets, and to the extent that we determine that an adjustment is needed, that adjustment will be recorded in the period that the determination is made.

We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. Based on these factors, we have determined it is appropriate to record a full valuation allowance against our federal and state net deferred tax assets but to recognize certain foreign deferred tax assets. In the event we were to determine that we are able to realize all or part of our federal or state net deferred tax assets in the future, we would generally decrease the valuation allowance and record a corresponding benefit to earnings in the period in which we make that determination. Likewise, if we later determine that we are not more likely than not to realize all or a part of our recognized foreign deferred tax assets in the future, we would increase the valuation allowance and record a corresponding charge to earnings in the period in which we make that determination. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located.

We are subject to income tax audits in the United States and the foreign jurisdictions in which we operate. Our income tax expense includes amounts intended to satisfy income tax assessments that would result from potential challenges. Determining the income tax expense for these potential assessments and recording the related assets and liabilities require management judgments and estimates. We evaluate our uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. We believe that our reserve for uncertain tax positions is adequate. The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows.

We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when those estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We recognize interest and penalties related to income tax matters as income tax expense. For the years ended July 31, 2009, 2010 and 2011, we did not incur any interest or penalties associated with unrecognized tax benefits.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations that represent material expected or contractually committed future obligations, as of July 31, 2011. We believe that we will be able to fund these obligations through cash generated from operations and from our existing cash and cash equivalents balances.

	Payments Due by Period
Contractual Obligations(1):	Total	2012	2013	2014	2015	2016 and Thereafter
	(In thousands)
Operating lease obligations(2)	$7,822	$2,253	$1,637	$1,008	$946	$1,978
Purchase commitments(3)	981	981	—	—	—	—

Total	$8,803	$3,234	$1,637	$1,008	$946	$1,978

(1)	The contractual obligation table above excludes tax liabilities of $1.0 million related to uncertain tax positions because we are unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments.
(2)	Operating lease obligations represent our obligations to make payments under non-cancelable lease agreements for our facilities. During the six months ended January 31, 2012, we made regular payments on our operating lease obligations of $1.0 million.
(3)	Purchase commitments are contractual obligations to purchase inventory from our third-party manufacturers in advance of anticipated sales. Our total purchase commitments as of January 31, 2012 were $3.1 million, which would result in a $2.1 million increase in the 2012 commitments total in the above table.

Off-Balance Sheet Arrangements

As of January 31, 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

Our functional currency is the U.S. dollar. Most of our sales are denominated in U.S. dollars, and therefore our net revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in North America, Europe and the Asia-Pacific region. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During 2011 and during the six months ended January 31, 2011 and 2012, the effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Sensitivity

We had cash and cash equivalents of $50.0 million as of January 31, 2012. We hold our cash and cash equivalents for working capital purposes. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future interest income. During 2011 and during the six months ended January 31, 2011 and 2012, the effect of a hypothetical 10% increase or decrease in overall interest rates would not have had a material impact on our interest income.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures (ASU 2010-06), which requires additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level III fair value measurements. Certain provisions of this update will be effective for us in 2012, and we do not believe these provisions will have a material impact on our consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (Topic 805)—Business Combinations (ASU 2010-29), to improve consistency in how the pro forma disclosures are calculated. Additionally, ASU 2010-29 enhances the disclosure requirements and requires description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to a business combination. ASU 2010-29 is effective for us in 2012 and should be applied prospectively to business combinations for which the acquisition date is after the effective date. Early adoption is permitted. We will adopt ASU 2010-29 in 2012, and do not believe it will have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (ASU 2011-05), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. ASU 2011-05 is effective for us in 2013; retrospective adoption is required and early adoption is permitted. We do not believe that adoption of ASU 2011-05 will have a material impact on our consolidated financial statements.

In August 2011, the FASB issued Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment (ASU 2011-08), to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to assess first qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. ASU 2011-08 is effective for us in 2013, and early adoption is permitted. We will adopt ASU 2011-8 in 2013 and do not believe it will have a material impact on our consolidated financial statements.

BUSINESS

Overview

We are a leader in automated network control and provide an appliance-based solution that enables dynamic networks and next-generation data centers. Our solution combines real-time IP address management with the automation of key network control and network change and configuration management processes in purpose-built physical and virtual appliances. It is based on our proprietary software that is highly scalable and automates vital network functions, such as IP address management, device configuration, compliance, network discovery, policy implementation, security and monitoring. Our solution enables our end customers to create dynamic networks, address burgeoning growth in the number of network-connected devices and applications, manage complex networks efficiently and capture more fully the value from virtualization and cloud computing.

Dynamic networks enable on-demand connection and configuration of devices and applications and allow organizations to, among other things, accelerate service delivery and enhance the value of next-generation data centers that utilize virtualization and cloud computing. To create dynamic networks, organizations need automated network control, which allows real-time network discovery and visibility, scalability, device configuration and policy implementation and thus enables flexibility and improves the reliability of expanding networks. To make the transition to increasingly dynamic networks, organizations need to replace legacy approaches to network control with purpose-built automated network control solutions.

We believe that the market opportunity for automated network control can be estimated based on the significant expenditures that organizations make deploying millions of protocol servers, application change and configuration management software and IP address management tools, and for ongoing associated labor costs. We believe that the market for automated network control will grow as more end customers replace their legacy network control with automated solutions that enable dynamic networks.

We sell our integrated appliance and software solution primarily through channel partners, including distributors, systems integrators, managed service providers and VARs, to end customers of various sizes and across a wide range of industries. Our appliances have been sold to more than 5,400 end customers, including Adobe, Barclays, Best Buy, Boeing, Caterpillar, the Federal Aviation Administration, IBM, Johnson & Johnson, KDDI, Quest Diagnostics, Reuters, the Royal Bank of Canada, Staples, TIMPO, U.S. Customs and Border Protection and Vodafone.

Industry Background

Dynamic networks are essential to the performance of data centers and increasingly rely on the Internet Protocol, or IP. Organizations are deploying dynamic networks to enable next-generation data centers that utilize virtualization, cloud computing, software-as-a-service and high-speed networking to cost-effectively support numerous business critical operations. Organizations have upgraded the performance of their networking hardware, such as switches and routers, but generally have not upgraded their network control, which is the infrastructure and software that control the operation of the network. The importance of network control grows as networks increase in scale and complexity because of the rapid growth in the number of devices and software applications requiring network connectivity, the consumerization of IT, the adoption of next-generation IP protocols and the proliferation of virtualization and cloud computing.

These trends are overwhelming the legacy approaches currently used in network control, resulting in networks that are frequently inflexible, unreliable, expensive, complex and static. As a result, organizations are limited in their ability to adopt next-generation data center technologies because they lack a purpose-built network control architecture that provides the ability to operate and scale their networks and to manage their network operational costs. In addition, organizations require dynamic networks that can adapt to change in real-time in order to capture more fully the value from virtualization and cloud computing. Thus, they are seeking integrated network control solutions that automate repetitive and complex operations within their networks and permit them to keep pace with constant change.

Factors Creating a Need for Automated Network Control

The objective of network control is to establish and maintain reliable device and application connectivity to the network. Network control consists of a number of complex functions and processes, including IP address management, device configuration, compliance, network discovery, policy implementation, security and monitoring. Essential to network control are connection protocols, including the domain name system, or DNS, which translates network domain names that humans can understand into IP addresses that are understood by machines, and the dynamic host configuration protocol, or DHCP, which assigns an IP address to any device seeking access to a network.

Historically, organizations have implemented network control using basic protocol servers, unsupported internally-developed software, spreadsheets and other manual processes involving routine, repetitive and error-prone tasks. Since most network instability is attributable to manual network changes, many organizations seek to avoid network change. Legacy approaches to network control have remained largely unchanged for more than a decade, forcing organizations to maintain relatively static and inflexible networks. Dynamic networks are fundamental to next-generation data centers as they enable organizations to achieve on-demand connection and configuration of devices and applications so that they can, among other things, accelerate service delivery and enhance the value of virtualization and cloud computing. To create dynamic networks, organizations need automated network control, which allows real-time network discovery and visibility, scalability, device configuration and policy implementation and thus enables flexibility and improves the reliability of expanding networks.

The need for dynamic networks enabled by automated network control is driven by a number of trends, including the following:

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Rapid Growth in Number and Types of Connected Devices. Increasingly, organizations must enable their networks to connect to a large and growing number of devices, such as smartphones, tablets, desktop computers, laptop computers, voice-over-IP phones, physical servers, virtual machines, storage systems, printers and peripherals, and surveillance systems. In 2010, IMS Research, an independent research firm, estimated that, over the next decade, there would be a four-fold increase in the number of independent devices connecting to the Internet, reaching 22 billion by 2020. This growth is compounding network complexity and straining manually-intensive legacy network control processes that were designed for relatively static networks. Automated network control enables efficient connection to the growing number of heterogeneous devices seeking network access.

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Rapid Growth in Number of Connected Software Applications. Rapid growth in the number of software applications requiring network connectivity, such as software-as-a-service and mobile applications, and increasing connectedness of traditional enterprise software are causing a corresponding increase in the frequency of requests for an IP location, known as DNS queries. For example, on a smartphone, opening a single email can require six DNS queries, while accessing Facebook can require 24 DNS queries. Legacy network control approaches were not designed to provide real-time DNS performance at this scale. Automated network control offers real-time connection protocols that enable organizations to implement software applications which require immediate network connectivity.

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Proliferation of Virtualization and Cloud Computing. Virtualization and cloud computing help organizations to utilize their IT resources more efficiently and to deliver and scale services in real-time. To date, virtualization generally has been limited to server consolidation because of constraints associated with manual network configuration. Legacy approaches to network configuration do not allow organizations to evolve to next-generation data centers and realize additional benefits of virtualization and cloud computing such as the ability to deliver and scale services in real-time.

Automated network control is required to manage the continuous connectivity that virtual machines may require to start up, shut down and move physical location in real-time.

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Adoption and Complexity of IPv6. Today, most networks use IP version 4, or IPv4, addresses to connect network devices. Given the rapid proliferation of network connected devices and applications that utilize IP addresses, available IPv4 addresses will soon be exhausted. As a result, organizations are beginning to implement IP version 6, or IPv6. The adoption of IPv6 creates additional network control complexity because an IPv6 address is longer and more complicated than an IPv4 address. For example, the IPv4 address for Infoblox.com is 205.234.19.100, while our IPv6 address is 2001:1868:ad01:0001:0000:0000:0000:0033. The complexity of IPv6 addresses makes manual management cumbersome and error-prone. The implementation of IPv6 also creates greater network complexity as organizations integrate IPv4 and IPv6 and operate both simultaneously. Thus, automated approach to network control will be required for organizations to adopt and manage IPv6 effectively.

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Consumerization of IT. Employees are increasingly demanding the same network access and capabilities for their personal consumer devices, such as laptops, tablets and smartphones, as they have for devices provided by their employers, and these demands are straining legacy network control processes. Connecting these personal consumer devices to an organization’s network creates a challenge in servicing and managing the unpredictable demand for DNS queries and additional IP addresses. Legacy approaches to network control, which were designed for a limited number of planned connections, are often inadequate; automated network control is required to manage these dynamic network connectivity demands effectively in real-time.

Challenges of Legacy Network Control Approaches

As the above trends lead to increased network complexity, the following challenges of legacy approaches to network control are becoming more acute:

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Long Time to Value. Many organizations are seeking to reduce the time to value, which is the time required to place IT infrastructure into service to support their business needs, in part through the use of virtualization and cloud computing. Legacy approaches to network control can be time consuming and often require organizations to perform manual network operations and specialized functions such as the assigning, mapping and configuring of IP addresses and network devices. For example, network administrators may spend hours and even days mapping the devices within their network, optimizing configurations for increased network stability and conforming their network to relevant security policies. Organizations could instead be using these valuable resources to expand their IT functionality, respond to new revenue opportunities and implement cost reduction strategies.

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Limited Availability. Networks must provide access to mission-critical devices and software applications, while maintaining high availability. Networks may become unavailable as a result of faults, security attacks or other disruptions caused by data loss, configuration errors, and lack of name recognition or inaccurate IP addresses. Legacy network control approaches, often deployed on single servers, generally lack redundancy, were not designed to meet the availability requirements of dynamic networks and make networks more susceptible to failures, security attacks and outages.

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High Total Cost of Ownership. Legacy network control approaches generally require organizations to make significant investments in experienced IT personnel capable of managing the availability and improving the performance of their networks. Organizations relying on legacy approaches to network control typically depend on basic protocol servers, unsupported internally-developed software, spreadsheets and other manual processes, which are not well suited to address network change. Inadequate and cumbersome legacy approaches increase the inefficiencies and costs of managing and operating network control environments. This requires organizations to spend finite IT resources to increase the numbers of expensive IT personnel devoted to addressing network administration, compliance management and network stability and security issues.

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Limited Performance. As more applications and devices connect to the network, they are increasingly dependent upon the performance of connection protocols, such as DNS and DHCP. Legacy network control approaches are unable to process the volume of requests for configuration change, IP addresses and domain names, thereby causing applications and devices to have inconsistent access to the network.

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Limited Scalability. Legacy network control approaches generally limit network scalability since they rely in part on manual processes and internally-developed software. Manual processes can take days or weeks to accurately replicate, update and distribute critical network data. This constrains the number of devices that can be connected to the network and the scalability of network capacity and functionality. Internally-developed software is often designed for dedicated uses and lacks the flexibility necessary to operate across expanding networks. Dynamic networks require critical network information to be replicated and distributed in real-time and for the network control environment to support rapid network growth.

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Difficult to Use. Legacy network control approaches are complex and generally require experienced IT personnel capable of using existing tools and undocumented processes to coordinate manual updates and configuration changes to a network, as well as to manage compliance standards and policies. As a result, organizations frequently must deploy their most experienced IT personnel for network control rather than for strategic business priorities.

Market Opportunity for Automated Network Control

We believe that the market opportunity for automated network control can be estimated based on the significant expenditures that organizations make deploying millions of protocol servers, application change and configuration management software, and IP address management tools, and for ongoing associated labor costs. To make the transition to next-generation data centers that rely upon dynamic networks, organizations need to replace legacy approaches to network control with purpose-built automated network control solutions. We believe that the market for automated network control will grow as more end customers replace their legacy network control with automated solutions that enable dynamic networks.

Our Solution

We are a leader in automated network control and develop, market and sell an appliance-based solution that enables dynamic networks and the evolution to next-generation data centers. Our solution combines real-time IP address management with the automation of key network control and network change and configuration management processes in purpose-built physical and virtual appliances. It is based on our proprietary software that is highly scalable and automates vital network functions, such as IP address management, device configuration, compliance, network discovery, policy implementation, security and monitoring. Our solution enables our end customers to create dynamic networks, address burgeoning growth in the number of network-connected devices and applications, manage complex networks efficiently and capture more fully the value from virtualization and cloud computing. Key end customer benefits of our solution include:

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Rapid Time to Value. Our automated network control solution allows our end customers to operate their networks in real-time and to rapidly introduce IT infrastructure that accelerates business imperatives, including the implementation of applications that may enhance revenue or decrease expenditures. For example, our solution responds to the on-demand requirements of virtualization and cloud computing by providing real-time automated network configuration, rather than using manual processes that can take days or weeks. In addition, our solution propagates network configuration data instantly, allowing our end customers to connect revenue-producing applications to the network rapidly and redeploy expensive IT personnel and other resources.

•	High Availability. Our solution ensures high network availability through a real-time distributed network database that provides “always-on” access to network control data through a scalable,

redundant, secure and reliable architecture distributed across multiple connected appliances and locations. Our solution protects against faults, security attacks and other disruptions caused by data loss, configuration errors, and lack of name recognition or inaccurate IP addresses. Our solution also enables “always-on” network control by replicating processes and data across multiple appliances, thereby protecting network connectivity.

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Cost Effective. Our solution permits our end customers to cost-effectively establish new network segments, configure new devices and connect devices and virtual machines to the network. Our technologies automate these routine, repetitive and complex network configuration tasks and eliminate many error-prone tasks and manual processes. Our solution additionally addresses the complexity of IPv6. This allows our end customers to reduce the operational costs of configuring and maintaining the network by employing fewer and less expensive IT personnel to perform network control tasks. In addition, our solution enables our end customers to reduce costs associated with network outages by increasing network availability.

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High Performance. Our purpose-built physical and virtual appliances provide high performance and real-time processing of configuration change requests and connection protocols, such as DNS and DHCP. For example, our Trinzic 4010 hardware appliance can deliver 200,000 DNS queries per second, which is nearly twice as fast as the nearest competitive, commercially-available DNS product.

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High Scalability. Our solution leverages our real-time, distributed network database to enable up to 12,500 of our physical and virtual appliances to operate as a single, unified system that can replicate and distribute data in real-time. This allows our end customers to add network capacity quickly and to expand network functionality incrementally with visibility of all managed devices, including millions of IP addresses, through a single point of control. In addition, our solution provides our end customers with an ability to scale automated network control infrastructure to meet changing requirements associated with dynamic networks such as virtualization and cloud computing.

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Easy to Use. Our solution offers intuitive graphical user interfaces to guide inexperienced IT personnel through complex workflows and protects networks from configuration errors. It enables our end customers to configure, back up, restore and upgrade thousands of appliances and manage network information globally from a single point of control, often with a single click. It also enables our end customers to visualize their networks and analyze performance impacts of network changes prior to implementation. In addition, our solution enables organizations to place network hardware components into service and manage ongoing compliance reporting requirements easily by maintaining and updating device configurations and policies centrally.

Our Growth Strategy

The following are key elements of our growth strategy:

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Extend Our Technology Leadership Position. We have created a solution that integrates device connectivity and network configuration with automation in purpose-built physical and virtual appliances. We intend to leverage our leadership position and time to market advantage by continuing to define the market requirements for automated network control. We also plan to continue to invest in research and development to help our end customers achieve the full benefits of virtualization and cloud computing through network automation technology.

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Strategically Expand Our Product Portfolio. We intend to introduce new products that deliver expanded automated network control functionality to our end customers. Our close relationships with our end customers provide us with valuable insights into end customer needs, deployment demands and market trends, and we plan to continue to leverage this information to develop and enhance our product offerings. In addition, we expect to expand into adjacent markets through organic development, strategic technology partnerships and selective acquisitions.

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Extend Our Reach and Add New End Customers. We believe most organizations continue to use legacy network control approaches, creating a significant market opportunity for our solution with new end customers. We intend to target new end customers by continuing to invest in our sales force, deepening our engagement with our current channel partners and establishing relationships with new channel partners.

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Up-Sell Additional Products into Our Growing End Customer Base. We intend to up-sell additional products into our large installed base of end customers, the majority of which have only begun to automate their network control. Our end customers often purchase our solution using an incremental approach that begins with a targeted product purchase to address specific needs and expands to additional product purchases as they experience the benefits of automated network control. We intend to continue to develop our marketing and sales capabilities to encourage the adoption of new products by our existing end customers.

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Expand Channel Relationships to Accelerate Adoption of Our Solution. We believe that our channel partners are important in expanding our end customer reach, improving our sales efficiency and providing customer support. We intend to increase the productivity of our distributors and VARs through product education, sales training and support training. In addition, we intend to leverage and work with service providers to distribute our solution through product resale and managed service offerings.

Customers

We sell our automated network control solution primarily through channel partners to end customers of various sizes—from small businesses to large enterprises—and across a broad range of industries, including financial services, government, healthcare, manufacturing, retail, technology and telecommunications. As of January 31, 2012, we had shipped appliances for deployment by more than 5,400 end customers worldwide. No single end customer or channel partner accounted for more than 10% of our net revenue in 2009, 2010 or 2011 or the first half of 2012.

The following is a representative list of our end customers across industries:

Financial Services

Barclays PLC

Royal Bank of Canada

Wells Fargo & Company

Government

Federal Aviation Administration

U.S. Customs and Border Protection

U.S. Internal Revenue Service

Healthcare

Amgen, Inc.

Johnson & Johnson

Quest Diagnostics Incorporated

Manufacturing

The Boeing Company

Caterpillar Inc.

The Dow Chemical Company

Retail

Best Buy Co., Inc.

Staples, Inc.

W.W. Grainger, Inc.

Technology

Adobe Systems Incorporated

International Business Machines Corporation

Nokia Corporation

Telecommunications

Bell Canada and Bell Mobility

KDDI Corporation

Vodafone Group Plc

Other

ExxonMobil Global Services Company

Thomson Reuters Corporation

Tri-Service Infrastructure Management Program Office

End Customer Use Cases

Our end customers span a range of industries. The following examples illustrate a variety of environments in which our solution has been deployed and the types of challenges that it has addressed. See “—Technology” for additional information about the Infoblox Grid technology and system architecture, or Grid, described and depicted in the following end customer use cases.

Enterprise Use Case

The Problem: A global manufacturing organization had a distributed network that connected devices and applications across many different regional centers and branch office locations. This organization had deployed DNS and DHCP running on Microsoft servers. It had no centralized IP address management tools and suffered from slow response times for Microsoft Active Directory, fault-tolerance shortcomings, security vulnerabilities and cumbersome and frequent upgrade requirements. This burdened the organization’s already stretched IT personnel and resulted in network downtime and rising operational costs. Additionally, this organization was planning to implement VoIP for their voice communications, which would require network control capabilities that provided instant and reliable IP address assignment and management for constant availability.

The Infoblox Solution: This end customer deployed our automated network control solution across its network infrastructure. As shown in the diagram below, it deployed our enterprise-class appliances operating as Grid Master to integrate, aggregate and consolidate data management and network control at its headquarters. It also rapidly deployed Grid Members in multiple physical locations and migrated existing network data to the Grid. It integrated Grid Master and Grid Members with a centrally managed Microsoft Active Directory server to improve network availability and stability. The result was a highly available network control environment that allowed mission-critical voice services to be deployed across the network.

Key Benefits: Our solution provided the following benefits to this end customer:

•	Centralized management of network data;

•	Easy deployment and administration throughout a distributed environment;

•	Integration with Microsoft Active Directory for directory services; and

•	Scalability to meet the demands of advanced IP applications, such as the addition of VoIP devices.

Retail Use Case

The Problem: A retailer with hundreds of store locations needed to provide local network connectivity for point of sale terminals, computers and other IP-enabled devices to ensure business continuity in the event of a network disruption. Additionally, its legacy network control approach relied on spreadsheets and required that experienced IT personnel be dispatched to each store to make changes to the network control environment when problems occurred with network connectivity. This infrastructure required expensive personnel resources and long lead-times to deploy new networking infrastructure and devices, as well as long periods of time to restore the network following outages.

The Infoblox Solution: The retailer installed several of our appliances as Grid Masters in its data center to provide centralized control of the system. It also installed a pair of our appliances as Grid Members in each store location, one for production and the other for disaster recovery, and several of our appliances as Grid Members in VMware virtual environments. Our scalable Grid architecture enabled this end customer to deploy our solution methodically to all of its store locations, based on its schedule and resource availability. Through the deployment of our solution, this end customer ensured business continuity at each store location in the event of a network disruption between that store and the data center. Additionally, our solution enabled the end customer to integrate and distribute network data and manage network control from a single point of control to reduce the lead-time to remediate and update the network, maintain data synchronization and reduce the need to send expensive IT personnel to remote locations.

Key Benefits: Our solution provided the following benefits to this end customer:

•	Local business continuity at each store location;

•	Scalable network control architecture that enabled deployment according to business requirements; and

•	Centralized management of network resources and synchronization of distributed data.

Managed Service Provider Use Case

The Problem: A global managed service provider wanted to improve its operating results and broaden the portfolio of managed services that it offered to its customers. Its customers required distinct IP address schemes with individually defined network control approaches and management consoles. This required the managed service provider to operate separate management processes and tools so that it could isolate each of its customer’s networks securely from its other customers’ networks. With only its legacy network control approaches, the managed service provider relied on customer personnel to execute complex, time-consuming and error-prone tasks locally. The managed service provider needed a network control solution that allowed for the cost-effective, centralized management of its customers’ network control environments.

The Infoblox Solution: The managed service provider deployed our solution utilizing pairs of our appliances within each office of its customers and several of our appliances at its own headquarters. For each of its customers, the managed service provider created individual Grids that included our appliances at the customer’s location and its network operations center. Each Grid was secure and accessible only by the managed service provider and the customer for which it was created. This allowed the personnel of the managed service provider to provide network control and remote management via the Grid and reduced significantly the cost to the managed service provider of maintaining its customers’ networks by lowering its staffing level requirements for on-site services for end customers and associated travel expenses.

Key Benefits: Our solution provided the following benefits to this managed service provider:

•	Discrete network control environments for its customers using common network control infrastructure;

•	Management of many different customers from a single point of control;

•	Ability for the managed service provider to extend its service offerings; and

•	Reduced need to maintain a large number of IT personnel who perform on-site services for end customers.

Technology

Our proprietary technology and system architecture are critical components of our automated network control solution. Their differentiating elements include:

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Infoblox Grid Scalability. Our solution is based on our Infoblox Grid technology and system architecture. Grid utilizes our real-time distributed network database to provide “always-on” access to network control data through a scalable, redundant and reliable architecture. As shown below, a Grid is formed when a collection of physical and virtual appliances are used to collaborate as a single, unified system. This network of appliances is organized into a Grid by designating a Grid Master and Grid Members. The Grid Master is central to the Grid architecture and maintains the accuracy of the network database that is distributed among the other Infoblox appliances, or Grid Members, forming the Grid. Grid Members may or may not be located in the same physical location, such as a branch office or data center, as the Grid Master. At different physical locations, the end customer may choose Grid Members that are either physical or virtual, integrated within products sold by Cisco and Riverbed or operating in a VMware environment. The Grid Master provides data integrity and ensures that accurate information is distributed among the other Grid Members. Grid enables organizations to easily expand their processing performance and the automation capabilities of their network control environments by efficiently adding new appliances.

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Multi-Grid Scalability. Our Grid technology permits multiple Grids to be connected, thereby enabling organizations to expand their network control environments even further and to achieve even greater performance and scalability. We refer to this as our Infoblox Multi-Grid Management solution, or Multi-Grid. Multi-Grid allows organizations to control multiple Grid Masters, each of which can control Grid Members with individual policies and configurations. Multi-Grid enables organizations to manage up to 12,500 Grid Members, providing high levels of scalability, performance and availability.

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High Availability. Our architecture is fault-tolerant and operates despite network faults and other failures to maintain continuous access to networks and applications. Legacy network control processes are often deployed on a single device and utilize technologies that were not designed to be fault tolerant. We have designed our Grid architecture to eliminate a single point of failure through an interconnection between the Grid Master and the Grid Members. Grid employs a distributed set of appliances and a network-wide database, where relevant information is propagated by the Grid Master and shared with Grid Members to ensure availability through redundancy of that information. If a Grid Master fails, then an on-deck Grid Master candidate that has the most current network control database is immediately promoted to replace it. If a Grid Member fails, another Grid Member replaces it and synchronizes with the Grid Master to get the necessary data. If a link between a Grid Member and a Grid Master fails, the Grid Member continues to operate independently, all of the data at the Grid Member are queued until the connection is restored, and then the data are synchronized with the Grid Master.

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Robust Data Management. Our solution overcomes data management challenges inherent in network automation. Legacy network control approaches utilize different tools and processes to manage different types of data. As a result, legacy network control approaches often result in unsynchronized data, which can cause failures in the network. Furthermore, legacy network control approaches frequently cannot enforce desired constraints on network data across different tools and processes. Our technology for data management maintains synchronization of network control data, such as ensuring that each update to DNS, DHCP and IPAM is complete. In addition, our solution enforces in real-time critical constraints on the data, such as prevention of duplicate IP address assignment.

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High Performance. Our solution provides high performance and real-time processing of connection protocols, such as DNS and DHCP. We designed our proprietary software to execute network control functions efficiently and to process connection protocols rapidly. Most protocol servers have limited network control performance capabilities because they run full operating systems and are designed to perform a variety of functions in addition to network control. Our approach integrates our distributed database architecture with the dedicated use of general purpose CPUs and memory technologies to provide high performance. Our highest performing appliance, Trinzic 4010, can deliver 200,000 DNS queries per second, which is nearly twice as fast as the nearest competitive, commercially-available DNS product.

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Advanced Automation. Our solution provides dynamic templates and a library of network device configurations and rules that enable organizations to automate network control by reducing data entry and software programming devoted to network control. In addition, our solution allows end customers to collect, record and maintain information about their networks and use that information to automate the configuration of their network infrastructure. As a result, our automation technology reduces the time required for data entry and eliminates many error-prone tasks and manual processes.

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Integrated Security. We undertake a range of measures to ensure that our solution is secure. Unlike general-purpose protocol servers, our appliances limit and protect against physical access. In addition, our solution prevents root access to the operating system to protect against unauthorized access to system-level files. Our solution allows organizations to secure their network control processes by implementing delegated and role-based administration. Our integrated approach to DNS security protects against hackers who target an organization’s protocol server to deny service to devices and applications. In addition, our solution secures communications between the Grid Master and its Grid Members through an encrypted virtual private network tunnel, which reduces Grid’s vulnerability to attacks and leads to higher availability and reliability.

Our Products

We offer our automated network control solution through a range of physical and virtual appliances that are integrated with our proprietary software and provide varying levels of performance targeted to meet specific end customer needs. Our virtual appliances either are integrated within Cisco UCS Express and Riverbed Steelhead products or operate in VMware virtual environments, and are designed to approximate their physical counterparts in functionality, scalability and performance.

We offer two families of products: Trinzic DDI and NetMRI. Our Trinzic DDI product family enables real-time DNS, DHCP and IPAM (IP address management), which we refer to as DDI, and automates key network control processes. Our NetMRI product family automates network change and configuration management processes. Our appliances are typically shipped pre-loaded with software applications for the applicable product family. This allows additional features to be activated easily and remotely using license keys that we deliver upon sale of these features to our end customer. The Trinzic DDI and NetMRI families are designed to work together and collectively provide an automated network control solution which enables dynamic networks that are scalable, reliable, cost-effective and easy to use.

Trinzic DDI Family

We derive most of our product revenue from our Trinzic DDI family of products. The components of our Trinzic DDI family, which can be purchased independently, are Trinzic DDI, Trinzic IPAM for Microsoft and Trinzic Reporting.

Trinzic DDI. Our Trinzic DDI product is a secure, real-time appliance that is designed to ensure the continuous operation of network control. Trinzic DDI leverages our proprietary software, which automates the routine, repetitive and time-consuming manual tasks associated with deploying and managing DNS, DHCP and IP address management and thus facilitates continuous and dynamic network availability for mission-critical business processes. Trinzic DDI also offers file delivery services via the File Transfer Protocol, or FTP, Trivial File Transfer Protocol, or TFTP, and Hypertext Transfer Protocol, or HTTP, time synchronization services via the Network Time Protocol, or NTP, and Logging services via Syslog. A Trinzic DDI appliance can be used in a standalone configuration or combined with other appliances using our Grid technology to view and manage through a web-based management interface complex networks consisting of thousands of Trinzic appliances and millions of IP addresses.

Trinzic IPAM for Microsoft. Trinzic IPAM for Microsoft provides a single, web-based management interface for the centralized management of DNS, DHCP and multiple IP address pools running on Microsoft servers without any installation of software on Microsoft servers. When implemented together with our Trinzic DDI product, Trinzic IPAM for Microsoft permits network-wide management of Infoblox DNS, DHCP and IPAM servers and Microsoft servers from a single point of control. It also provides Microsoft server management capabilities, such as centralized IP address management, DNS changes and individualized, role-based access control.

Trinzic Reporting. Trinzic Reporting may be sold with our Trinzic DDI product at the time of initial deployment or thereafter and leverages Grid. Trinzic Reporting is sold as an appliance and enhances real-time management of networks through an extensive, customizable and historical reporting engine. It provides long-term reporting, trending, analysis and tracking capabilities to report network utilization, isolate performance problems, implement DHCP and DNS capacity planning and identify security threats. Trinzic Reporting automates time-consuming manual tasks associated with collecting, tabulating and correlating data and displays the information through our web-based management interface. This single point of control reduces training, enables more efficient IT staffing by reducing time for analysis, and simplifies data compilation.

NetMRI Family

We introduced our NetMRI family of products in 2010. The components of our NetMRI family, which can be purchased independently, are NetMRI, Automation Change Manager and Trinzic Switch Port Manager.

NetMRI. Our NetMRI product automates network change and configuration management processes. NetMRI enables IT organizations to automate time-sensitive network changes, gain visibility into the impact of changes occurring on the network, manage network configurations, archive network configurations and meet a variety of compliance requirements for both physical and virtual machines. NetMRI discovers and monitors network infrastructure devices to determine critical network information. It uses this information to analyze network stability, to identify unauthorized devices and to take inventory of network devices for inventory management and/or troubleshooting.

NetMRI provides continuous monitoring of network devices to help ensure network policies are being followed. It automates the network compliance process to meet corporate security requirements and provide the necessary information and control for internal and external compliance mandates through hundreds of built-in authoritative rules, policies and implementation templates. NetMRI also automatically alerts IT personnel in the event of a compliance failure and permits the establishment and deployment with single-click simplicity of specific end customer requirements to support compliance mandates such as those under the Payment Card Industry Data Security Standard, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Sarbanes-Oxley Act of 2002, as well as the rules and regulations promulgated by the Federal Energy Regulatory Commission (FERC) and the North American Electric Reliability Corporation (NERC).

Automation Change Manager. Automation Change Manager automates network configuration functions so that end customers can make network changes without manual intervention and in real-time. This allows a network to deliver the on-demand requirements of virtualization and cloud computing. In addition, Automation Change Manager enables organizations to automate routine repetitive tasks, whether scheduled or event-specific, and thus reduce the potential for errors and network instability. It accomplishes this, for example, by automating network change detection and configuration, logging, job management and user permission controls. Automation Change Manager may be sold with our Trinzic DDI product at the time of initial deployment or thereafter and is designed to provide tight integration and automation of common network tasks to reduce manual intervention and improve time to value.

Switch Port Manager. Switch Port Manager enables our end customers to identify the number of switch ports, manage them precisely and locate the next available switch port. It helps provide comprehensive views and management of switches with both current and historical IP addresses, MAC addresses, VLAN mappings and network device topology information. It also shows where devices have been connected, when they connected and where they are currently connected so that the network administrator can easily track authorized devices and find rogue devices that can pose security risks and create network instability.

Switch Port Manager may be sold with our Trinzic DDI product at the time of initial deployment or thereafter and allows automated discovery of network device configuration information used in automation and compliance reporting. When implemented together with our Trinzic DDI product, it combines rich IP address data with detailed network data to provide comprehensive visibility into the network in order to automate vital network functions. Switch Port Manager auto-populates the IPAM database fields with network information that otherwise would need to be input manually. It also improves security and compliance with detailed reporting and audit logging functionality. Additionally, it provides up-to-date information with discovery of multi-vendor network devices.

Appliance Models

End customers can deploy one of our two series of appliances, and can deploy them on a stand-alone basis or in combinations utilizing our Grid architecture. As shown in the table below, our purpose-built “A” appliance series provide a range of scaling and performance options and are used in a variety of network environments, ranging from branch offices to managed service providers, in mid-sized to very large enterprises.

“A” Appliance Models

Product Family	Trinzic DDI						NetMRI
Model No.	250-A	550-A	1050-A	1550-A 1552-A	1852-A	2000-A	NT- 4000	1102-A

Branch Office	✓	✓	✓	✓				✓
Enterprise/ Data Center			✓	✓	✓	✓	✓	✓
Managed Service Providers					✓	✓	✓	✓

DNS Queries per Second	3,000	12,000	24,000	36,000	110,000	75,000	N/A	N/A

Virtual Appliance Analog	✓	✓	✓	✓	✓	✓		✓

We recently introduced a new series of appliances called Trinzic Appliances. These appliances provide functionality similar to the “A” appliance series, but provide increased energy efficiency, remote hardware management and increased availability.

	Trinzic Appliance Models

Product Family	Trinzic DDI
Model No.	810	820	1410	1420	2210	2220	4010

Branch Office	✓	✓	✓	✓	✓
Enterprise/ Data Center			✓	✓	✓	✓	✓
Managed Service Providers						✓	✓

DNS Queries per Second	4,000	15,000	30,000	50,000	61,000	143,000	200,000

Our Customer Support and Services

Maintenance and Support

Our support organization provides tiered support to our channel partners and end customers 24 hours a day, by email, telephone and the Internet. We provide support through our technical support engineers and through our network of authorized and certified channel partners. We maintain technical support assistance centers in the United States, Belgium, India and Japan. These technical assistance centers provide help desk assistance on product configuration, usage, software maintenance, and problem isolation and resolution. We also provide hardware replacement support via logistics centers located in 19 locations globally. End customers and channel partners have access to our knowledge management, online case management and self-help portal to track and manage their support requests efficiently. End customers that purchase our products must also purchase one-year maintenance and support contracts, which they may, and typically do, elect to renew in subsequent years.

Consulting

Our consulting services assist end customers in planning, designing, implementing, operating and optimizing our solution for their networks. Our consulting engineers work closely with end customers during the planning cycle to bring strategic insight to the development of a solution that is tailored to the end customer’s specific requirements. Our consulting engineers assist end customers in making rapid migrations to our solution, identifying and adopting best practices for real-time network infrastructure architecture and instituting processes that can result in faster deployment of applications, servers, network devices and network endpoints. These services include network control architecture consulting, migration planning, implementation, best practice audits, IPv6 and DNS security readiness and compliance policy development.

Training

We provide training services to educate our end customers and channel partners on the implementation, use, functionality and ongoing maintenance of our products. We offer these services through our training organization and also through a global network of authorized and certified training companies. We also have training programs that provide multiple certification tracks for network administrators, engineers, trainers and channel partner personnel.

Manufacturing

We design our products and develop our software internally. We subcontract the manufacturing of substantially all of our appliances to Flextronics Telecom Systems, Ltd., an affiliate of Flextronics International Ltd., which purchases components from our approved list of suppliers and builds hardware appliances according to our specifications. We subcontract manufacturing of our Trinzic 4010 hardware appliance to a second third-party manufacturer. Our outsourcing activity extends from prototypes to full production and includes activities such as material procurement, implementation of our software, and final assembly and testing. Once the completed products are manufactured and tested, our third-party manufacturers ship them either to our channel partners for delivery and installation or to our end customers for installation.

Although there are multiple sources for most of the component parts of our appliances, our third-party manufacturers currently purchase most components from a single source or, in some cases, limited sources. Generally, neither our third-party manufacturers nor we have a written agreement with any of these component providers to guarantee the supply of the key components used in our products. However, we regularly monitor the supply of components and the availability of qualified and approved alternative sources. We provide forecasts to our third-party manufacturers so that they can purchase key components in advance of their anticipated use, with the objective of maintaining an adequate supply of those components.

Sales and Marketing

We sell our products and services primarily through our channel partners, including distributors, integrators, managed service providers and VARs, in the United States and internationally; however, sales to large service providers in North America are made directly by our field sales force. Our channel sales model allows us to leverage our field sales force. Our VARs, distributors and system integrators perform product and service fulfillment. Channel partners also provide various levels of support services required by our end customers. In some cases, we coordinate our marketing efforts and spending with VARs.

Our marketing activities consist primarily of advertising, web marketing, technology conferences, trade shows, seminars and events, public relations, demand generation and direct marketing to build our brand, increase end customer awareness, communicate our product advantages and generate qualified leads for our field sales force and channel partners.

Technology Partners

We work closely with a range of networking and software technology partners in the engineering of our solution and the development of end customer deployments. Our current technology partners are Cisco Systems, Inc., F5 Networks, Inc., Juniper Networks, Inc., Microsoft Corporation, Riverbed Technology, Inc. and VMware, Inc. Our engagements with technology partners range from lead generation and joint sales efforts to joint product development and engineering.

Research and Development

We believe our future success depends on our ability to develop new products and features that address the rapidly changing technology needs of our markets. We operate a flexible research and development model that relies upon a combination of in-house staff and offshore contractors to develop and enhance our products cost-effectively. Our in-house and outsourced engineering personnel are responsible for the research, design, development, quality, documentation, support and release of our products. Our primary engineering center is located in Santa Clara, California, with additional groups located in Annapolis, Maryland; Burnaby, Canada; and

Paris, France. Our research and development expenses were $15.4 million, $18.1 million, $29.6 million, $12.8 million and $17.9 million in 2009, 2010 and 2011 and during the six months ended January 31, 2011 and 2012, respectively.

Intellectual Property

Our success and ability to compete are substantially dependent upon our core technology and intellectual property. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with our employees, end customers, VARs, distributors, system integrators and others to protect our intellectual property rights. As of January 31, 2012, we had 16 patents issued in the United States, which expire between October 15, 2018 and September 27, 2027. We also had 22 patent applications pending for examination in the United States and 3 patent applications pending for examination in foreign jurisdictions, all of which are related to U.S. applications.

We also incorporate generally available third-party software in our products pursuant to licenses with third parties. Termination of certain third-party software licenses would require redesign of our products and incorporation of alternative third-party software and technology.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our intellectual property rights and may challenge our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us. We may initiate claims against third parties that we believe are infringing our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. If we fail to protect our intellectual property rights adequately, our competitors could offer similar products, potentially harming our business.

Competition

The markets in which we compete are highly competitive and characterized by rapidly changing technology, changing end customer needs, evolving industry standards and frequent introductions of new products and services. We expect competition in these markets to intensify in the future as they expand and as existing competitors and new market entrants introduce new products or enhance existing products.

We primarily compete with large technology companies, such as BMC, EMC, HP and IBM, legacy telecommunication equipment providers, such as Alcatel-Lucent and BT, and specialized technology providers, such as BlueCat Networks, EfficientIP and Nominum. We could also face competition from new market entrants, some of which might be our current technology partners. In addition, we seek to replace legacy network control tools and processes in which end customers have made significant investments. These tools and processes may have been purchased or internally-developed based on open source software or other technology, and end customers may be reluctant to adopt a new solution that replaces or changes their existing tools and processes.

The principal competitive factors applicable to our products include:

•	breadth of product offerings and features;

•	reliability;

•	product quality;

•	ease of use;

•	total cost of ownership;

•	performance;

•	scalability;

•	security;

•	flexibility and scalability of deployment;

•	interoperability with other products;

•	ability to be bundled with other vendor offerings; and

•	quality of service, support and fulfillment.

We believe our products compete favorably with respect to these factors.

Employees

As of January 31, 2012, we employed 494 people, including 139 in research and development and manufacturing operations, 296 in sales and marketing and customer support, and 59 in general and administrative functions. None of our domestic employees is represented by a labor union. In several foreign jurisdictions, including Canada, France, Belgium, Italy and Spain, our employees may be subject to certain national collective bargaining agreements that set minimum salaries, benefits, working conditions and/or termination requirements. We also use a significant number of contractors in Belarus, India and Thailand to assist us with product engineering and support. We have not experienced any work stoppages, and we consider our relations with our employees and other personnel to be good.

Facilities

We lease approximately 63,000 square feet of space for our headquarters in Santa Clara, California under a lease that expires in January 2013. We also lease approximately 15,000 square feet of space for development activities in Annapolis, Maryland under a lease that expires in June 2017. We lease additional facilities for development activities in Burnaby, Canada and Paris, France. In addition, we lease marketing and sales support offices in Antwerp, Belgium and Tokyo, Japan. We believe that our existing facilities are adequate to meet our current needs, and we intend to add or change facilities as needs require. We believe that, if required, suitable additional or substitute space would be available to accommodate expansion of our operations.

Legal Proceedings

We have recently settled multiple patent litigations between us and BlueCat Networks, Inc. and BlueCat Networks (USA), Inc. (or collectively BlueCat), referred to herein as the “BlueCat Litigation.” In the initial lawsuit, which we commenced on December 27, 2010, we asserted, among other things, that BlueCat’s technology and products were infringing on certain of our U.S. patents. In this lawsuit, we sought treble damages, attorneys’ fees and a preliminary and permanent injunction against BlueCat’s future infringement. In response, BlueCat acquired certain U.S. patents from a third party, and asserted counterclaims that our technology and products were infringing on these patents. In addition, BlueCat acquired additional U.S. patents from another third party and filed a separate lawsuit that alleged, among other things, that our technology and products were infringing on such patents. In its counterclaims and separate lawsuit, BlueCat sought damages, attorneys’ fees and a preliminary and permanent injunction against our future infringement.

On December 15, 2011, we and BlueCat entered into a settlement agreement pursuant to which all claims in the BlueCat Litigation were dismissed without prejudice and the parties released claims of any past, present or future infringement of the patents asserted in the BlueCat Litigation and any patents related thereto. The settlement agreement also provides that, among other things, the parties will not commence patent litigation against each other on any other patents until at least December 15, 2016, and no damages will accrue related to the infringement of any patents through that date. While we believe that there will be no further patent litigation between BlueCat and us until at least December 15, 2016, there can be no assurance that patent litigation between the parties will not occur in the future. In addition, a party may reassert the claims of infringement it released under the settlement agreement (and seek past damages) if the other party commences patent litigation against that party after December 15, 2016, and the settlement agreement also would terminate if a third party asserts a claim for infringement of any patent released under the settlement agreement.

MANAGEMENT

Directors, Executive Officers and Significant Employee

The following table provides information regarding our directors, executive officers and chief technology officer as of January 31, 2012, after giving effect to the hiring of David N. Gee as Executive Vice President, Marketing in March 2012.

Name	Age	Position(s)
Robert D. Thomas	62	President, Chief Executive Officer and Director
Stuart M. Bailey	40	Chief Technology Officer
Remo E. Canessa	54	Chief Financial Officer
David N. Gee	44	Executive Vice President, Marketing
Wendell Stephen Nye	56	Executive Vice President, Product Strategy and Corporate Development
Sohail M. Parekh	49	Executive Vice President, Engineering
Mark S. Smith	55	Executive Vice President, Worldwide Field Operations
Thomas E. Banahan(1)	53	Director
Laura C. Conigliaro(2)(3)	66	Director
Fred M. Gerson(1)(2)	61	Director
Michael L. Goguen(1)	47	Chairman of the Board
Frank J. Marshall(3)	65	Director
Daniel J. Phelps(2)	44	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and governance committee.

Robert D. Thomas has served as our president and chief executive officer and as a member of our board of directors since September 2004. From October 1998 to April 2004, when it was acquired by Juniper Networks, Inc., he served as president, chief executive officer and a director of NetScreen Technologies, Inc., a network security company. From October 1989 to September 1998, Mr. Thomas served in several roles at Sun Microsystems, Inc., a computer hardware and software company, including general manager of intercontinental operations for its software business, director of international market development, and director of marketing in Australia and New Zealand. Mr. Thomas has also served on the boards of directors of several other private companies. Mr. Thomas holds a B.S. degree in mathematics from Adelaide University in Australia. We believe that Mr. Thomas is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our chief executive officer and as one of our large stockholders, his service on the boards of directors of other companies and his management and leadership experience.

Stuart M. Bailey founded our company in 1999, and has served us in various officer capacities since that time, including most recently as chief technology officer. He also served as a member of our board of directors from our inception to April 2012. Prior to founding our company, he served as technical lead for the Laboratory for Advanced Computing/National Center for Data Mining at the University of Illinois at Chicago, where he led teams in developing advanced distributed data architectures. He holds a B.S. degree in computer engineering from the University of Illinois.

Remo E. Canessa has served as our chief financial officer since October 2004. Prior to joining our company, he served as chief financial officer and corporate secretary of NetScreen Technologies, Inc. from July 2001 to April 2004, when it was acquired by Juniper Networks, Inc. From December 1998 to July 2001, Mr. Canessa served as vice president of finance, chief financial officer and treasurer of Bell Microproducts, Inc., a computer equipment distribution company, where he had previously served for five years in various financial capacities. He holds a B.A. degree in economics from the University of California, Berkeley and an M.B.A. from the Santa Clara University and is a certified public accountant.

David N. Gee has served as our executive vice president, marketing since March 2012. Prior to joining our company, Mr. Gee worked at Hewlett-Packard Company, a computer software and information technology company, serving as vice president of the marketing and enterprise for the webOS business unit from February 2011 to March 2012, vice president of world wide marketing for HP enterprise services from February 2009 to February 2011 and vice president of world wide marketing for HP software from September 2003 to February 2009. From 2001 to 2003, he served as vice president of portal solutions at Yahoo! Inc., an internet company. From 1999 to 2001, Mr. Gee served as vice president of global iforce programs for Sun Microsystems, Inc., a computer hardware and software company. From 1995 to 1999, he served as director of netgen sales and marketing for IBM, an information technology solutions company. He holds a B.S. degree in marketing from Lancaster University and an M.B.A. from Georgetown University.

Wendell Stephen Nye has served as our executive vice president, product strategy and corporate development since February 2010. From December 2000 to January 2010, he served as vice president and general manager of Cisco Systems, Inc., a networking products company. During the eight years prior to joining Cisco, Mr. Nye served sequentially as president of Network Security Systems, Inc., Equifax National Decision Systems, Atcom/Info and CAIS Software Solutions, Inc. He holds a B.S. degree in geology and an M.B.A. from James Madison University.

Sohail M. Parekh has served as our executive vice president, engineering since January 2010 and served as our vice president, engineering from August 2007 to January 2010. Prior to joining our company, he served as vice president of engineering of Vernier Networks, Inc., a network access control products company, from October 2003 to July 2007, and vice president of engineering of Syndeo Corporation, a communications software company, from 1999 to 2003. From 1999 to 2000, he served as senior development manager at Cisco Systems, Inc. He holds a B.S. degree in electrical engineering from the University of Houston.

Mark S. Smith has served as our executive vice president, worldwide field operations since January 2005. From April 2004 to January 2005, he served as the vice president of enterprise sales of Juniper Networks, Inc., a network equipment company, which he joined following Juniper’s acquisition of NetScreen Technologies, Inc., where Mr. Smith served as vice president of worldwide sales from July 1999 to April 2004. From 1996 to July 1999, Mr. Smith served as vice president of worldwide sales at Apptitude, Inc., a computer network management equipment manufacturer. He holds a B.A. degree in political science from Wheaton College.

Thomas E. Banahan has served as a member of our board of directors since February 2004. Since 1999, he has served in several roles at Tenaya Capital (formerly Lehman Brothers Venture Capital), a venture capital firm, including most recently as managing director since February 2009. Mr. Banahan served as vice president, business development of Marimba, Inc., an Internet-based software management solutions company, from December 1996 to 1999, and vice president, worldwide sales of Spyglass, Inc., an Internet software and service provider, from August 1994 to November 1996. Mr. Banahan also serves as a director of a number of private companies. He holds a B.A. degree in business economics from the University of California, Santa Barbara. We believe that Mr. Banahan is qualified to serve as a member of our board of directors because of his experience in the venture capital industry analyzing, investing in and serving on the boards of directors of enterprise software and appliance companies, his tenure with our company and the perspective he brings as an affiliate of one of our major stockholders.

Laura C. Conigliaro has served as a member of our board of directors since January 2012. In July 2011, Ms. Conigliaro retired from her position at The Goldman Sachs Group, Inc., which she joined in 1996, where she was a partner from 2000 to July 2011, and a managing director from 1997 until 2000. At Goldman Sachs, Ms. Conigliaro served as the co-director of the firm’s Americas Equity Research unit from 2007 to 2011 and as the Technology Equity Research business unit leader from 2002 to 2007. From 1979 to 1996, Ms. Conigliaro was an analyst at Prudential Securities, where she specialized in enterprise computing, servers, workstations, PCs and design automation. Prior to Prudential, Ms. Conigliaro worked as an intelligence analyst at the National Security Agency. Ms. Conigliaro serves on the board of Dell Inc. and has been a member of its finance committee since

September 2011. She holds a B.A. degree in romance languages from Boston University and an M.B.A. in finance from Fairleigh Dickinson University. We believe Ms. Conigliaro is qualified to serve as a member of our board of directors because of her financial expertise, knowledge of the enterprise server and storage industry and service on the boards of directors of other technology companies.

Fred M. Gerson has served as a member of our board of directors since December 2011. He has served, since July 2001, as the chief financial officer of the San Diego Padres, a major league baseball club, and since April 2003 as its executive vice president. Mr. Gerson served as the interim chief financial officer of Peregrine Systems, Inc., a provider of enterprise software, from May 2002 to July 2002, while maintaining his responsibilities with the Padres organization. His prior history includes chief financial officer positions at Maxis Inc., Marimba, Inc. and Peter Norton Computing, Inc., each a software company, and the coin-operated games division of Atari, Inc., a gaming company. Mr. Gerson served on the board of directors of DivX, Inc. from March 2005 to October 2010 and serves as a director of two private companies. He holds a B.A. degree in economics from Brooklyn College and an M.B.A. from New York University. We believe Mr. Gerson is qualified to serve as a member of our board of directors because of his financial expertise in addition to experience serving as the chief financial officer of a number of software companies, including four public companies.

Michael L. Goguen has served as a member of our board of directors since April 2003 and as the chairman of the board since April 2012. Since 1996, he has held various positions at Sequoia Capital, a venture capital firm, and has been a general partner since 1997. Before joining Sequoia Capital, Mr. Goguen spent ten years in various engineering, research and product management roles at Digital Equipment Corporation, a networked business solutions company; SynOptics Communications, Inc., a LAN hub, switch and network management products company; and Centillion Networks, Inc., a switching products company, and was a director of engineering at Bay Networks, Inc., a data networking products company. Mr. Goguen served as a member of the board of directors of NetScreen Technologies, Inc. from May 1998 until it was acquired by Juniper Networks, Inc. in April 2004 and served as a director of Ikanos Communications, Inc. from May 1999 to January 2008. Mr. Goguen also serves as a director of a number of private companies. He holds a B.S. degree in electrical engineering from Cornell University and an M.S. degree in electrical engineering from Stanford University. We believe that Mr. Goguen is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry analyzing, investing in and serving on the boards of directors of software and technology companies, his tenure with our company and the perspective he brings as an affiliate of one of our major stockholders.

Frank J. Marshall has served as a member of our board of directors since March 2004. He is an early stage technology investor and management consultant. Mr. Marshall has been a general partner at Big Basin Partners since October 2000. Mr. Marshall serves as a director and advisor for several private companies, has been a member of the board of directors of PMC-Sierra, Inc., an Internet infrastructure semiconductor solutions company, since 1996 and was its lead independent director from May 2005 until August 2011. From November 2000 until July 2001, Mr. Marshall was the interim chief executive officer of Covad Communications Group, Inc., a broadband communications services company. He served as vice president of engineering and then general manager, core business products unit of Cisco Systems, Inc. from 1992 until October 1997. Mr. Marshall also served as a director of Juniper Networks, Inc. from April 2004 to February 2007 and was chairman of the board of directors of NetScreen Technologies, Inc. from 1997 until its acquisition by Juniper Networks in April 2004. He holds a B.S. degree in electrical engineering from Carnegie Mellon University and an M.S. degree in electrical engineering from the University of California, Irvine. We believe that Mr. Marshall is qualified to serve as a member of our board of directors because of his service on the boards of directors of other companies and because of his experience with networking technology and large enterprises bringing the customer’s perspective into the boardroom.

Daniel J. Phelps has served as a member of our board of directors since September 2000. He has served as a general managing member of Duchossois Technology Partners, a venture capital firm, since its founding in May 1999. Mr. Phelps also served as a general partner of Opus Capital, a venture capital firm, from October

2006 until June 2009, and has served as the managing director of Salt Creek Capital, a venture capital firm, since he founded the firm in July 2009. From January 1994 to September 1998, Mr. Phelps held an investment management position with the Pritzker Financial Office in Chicago, and, prior to that time, he was employed by Ernst & Young LLP. Mr. Phelps holds a B.S. degree in business administration from The Ohio State University and an M.B.A. from the University of Chicago and is a certified public accountant. We believe that Mr. Phelps is qualified to serve as a member of our board of directors because of his financial expertise, significant experience in the venture capital industry analyzing, investing in and serving on the boards of directors of technology companies, his tenure with our company, and the perspective he brings as an affiliate of one of our major stockholders.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Board of Directors Composition

Current Board of Directors

Under our bylaws, our board of directors may set the authorized number of directors. Our board of directors has set the authorized number of directors as seven. Our board of directors currently consists of seven members.

Pursuant to our fourth amended and restated voting agreement dated as of May 1, 2010, Ms. Conigliaro and Messrs. Banahan, Gerson, Goguen, Marshall, Phelps and Thomas have been designated and appointed to serve as members of our board of directors. Pursuant to that agreement, Mr. Thomas was selected as representatives of our common stock, Mr. Phelps was selected as the representative of our Series A and Series B preferred stock, Mr. Goguen was selected as the representative of our Series C preferred stock, Mr. Banahan was selected as the representative of our Series D preferred stock and Ms. Conigliaro and Messrs. Gerson and Marshall were selected as “industry directors” (as defined in the voting agreement). Currently serving members of our board of directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock, despite the fact that the voting agreement will terminate upon the closing of this offering. Upon the termination of the voting agreement, there will be no further contractual obligations regarding the election of our directors.

Classified Board of Directors Following This Offering

Our restated certificate of incorporation and bylaws that will be in effect following the closing of this offering provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Our directors will be divided among the three classes as follows:

•	Class I directors will be Ms. Conigliaro and Messrs. Banahan and Gerson, whose initial term will expire at the annual meeting of stockholders to be held in 2013;

•	Class II directors will be Messrs. Marshall and Phelps, whose initial term will expire at the annual meeting of stockholders to be held in 2014; and

•	Class III directors will be Messrs. Goguen and Thomas, whose initial term will expire at the annual meeting of stockholders to be held in 2015.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his successor, or his earlier death, resignation or removal.

Our restated certificate of incorporation and bylaws that will be in effect following the closing of this offering provide that only our board of directors may fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors and provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Director Independence

Upon the completion of this offering, our common stock will be listed on the NYSE. The listing rules of the NYSE require that a majority of the members of our board of directors be independent. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NYSE. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. The independence of our board committee members is discussed below.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. Our board of directors has adopted a charter for each of these committees, which it believes complies with the applicable requirements of current NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they are applicable to us. Following the closing of this offering, copies of the charters for each committee will be available without charge, upon request in writing to Infoblox Inc., 4750 Patrick Henry Drive, Santa Clara, California 95054, Attn: Corporate Compliance, or on the investor relations portion of our website, www.infoblox.com.

Audit Committee

Our audit committee is comprised of Mr. Gerson, who is the chair of the audit committee, Ms. Conigliaro and Mr. Phelps. The composition of our audit committee meets the requirements for independence under current NYSE and SEC rules and regulations. Each member of our audit committee is financially literate as required by current NYSE listing standards. In addition, our board of directors has determined that each of Messrs. Gerson and Phelps is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee, among other things:

•	selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence and performance of and oversees our company’s relationship with the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results;

•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviews our policies on risk assessment and risk management;

•	reviews related person transactions;

•

obtains and reviews a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•

approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Mr. Goguen, who is the chair of the compensation committee, and Messrs. Banahan and Gerson. The composition of our compensation committee meets the requirements for independence under current NYSE and SEC rules and regulations. Each member of this committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves and makes recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Mr. Marshall, who is the chair of the nominating and governance committee, and Ms. Conigliaro. The composition of our nominating and governance committee meets the requirements for independence under current NYSE and SEC rules and regulations. Our nominating and governance committee, among other things:

•	identifies, evaluates and makes recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluates the performance of our board of directors and its committees;

•	considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	develops and makes recommendations to our board of directors regarding our code of conduct and corporate governance guidelines and matters.

Compensation Committee Interlocks and Insider Participation

During 2011, all compensation decisions were made by our full board of directors and we had no acting compensation committee. Our chief executive officer, Mr. Thomas, and chief technology officer, Mr. Bailey, participated in deliberations of our board of directors concerning executive officer compensation during 2011. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation

Other than reimbursement of reasonable travel and related expenses incurred by non-employee directors in connection with their attendance at meetings of our board of directors, we did not pay any fees, make any equity or non-equity awards, or pay any compensation to our non-employee directors in 2011. All compensation that we paid to Mr. Thomas, our only employee director, for 2011 is set forth in the tables below under “Executive Compensation—Executive Compensation Tables.” Mr. Bailey, a former director, was an officer (but not a named executive officer) during 2011. No compensation was paid to either employee director in his capacity as a director.

Following the closing of this offering, we intend to compensate our non-employee directors with a combination of cash and equity awards. We will pay each non-employee director an annual retainer fee of $33,000 for service on our board of directors and additional annual retainer fees for services as follows:

•	$20,000 for the chair of our audit committee and $9,000 for each of its other members;

•	$13,000 for the chair of our compensation committee and $6,750 for each of its other members; and

•	$7,500 for the chair of our nominating and corporate governance committee and $3,750 for each of its other members.

In addition to these annual retainer fees, we will pay any non-employee director who in any fiscal year attends more than 10 meetings held by our board of directors or by any committee of our board of directors on which he serves meeting fees of $1,000 for each meeting ($500 for each meeting of our nominating and corporate governance committee) attended in excess of the threshold number of meetings.

Pursuant to a policy adopted by our board of directors, each non-employee member of our board of directors who is a member of the board upon the completion of this offering and has not previously received an option grant will be granted a stock option having a fair market value on the grant date equal to $250,000. In addition, this policy provides that each non-employee director who first becomes a member of our board of directors on or after the completion of this offering will be granted a stock option having a fair market value on the grant date equal to $250,000 and, immediately following each annual meeting of our stockholders, each non-employee director will automatically be granted an additional stock option having a fair market value on the date of grant equal to $150,000 if the non-employee director has served continuously as a member of our board of directors for at least one year. Each initial stock option award will vest in equal annual installments over three years from the date of grant while each annual stock option award will vest in full on the earlier of the one-year anniversary of the date of grant or immediately prior to the first annual meeting of our stockholders to occur after the date of grant. Each of these awards will be immediately exercisable in full; however, any unvested shares issued upon exercise will be subject to a right of repurchase by us upon termination of service, which right will lapse in accordance with the vesting schedule described above. Options granted to non-employee directors under the policy described above will accelerate and vest in full in the event of a change of control. The awards will have 10-year terms and will terminate three months following the date the director ceases to be one of our directors or consultants or 12 months following that date if the termination is due to death or disability. In addition to the awards provided for above, non-employee directors are eligible to receive discretionary equity awards.

On December 14, 2011, we granted Fred M. Gerson an option to purchase 66,666 shares of our common stock at an exercise price of $9.78 per share. In addition on March 8, 2012, we granted Laura C. Conigliaro an option to purchase 66,666 shares of our common stock at an exercise price of $11.25 per share. These stock options vest as to 25% of the shares on November 30, 2012 and January 20, 2013, respectively, and as to 1/36 of the remaining unvested shares each month over the following three years. The other terms of Mr. Gerson and Ms. Conigliaro’s option grants are consistent with the policy for awards to newly appointed non-employee directors described above.

Non-employee directors will receive no other form of remuneration, perquisites or benefits, but will be reimbursed for their expenses in attending meetings, including travel, meal and other expenses incurred to attend meetings solely among the non-employee directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion describes and analyzes our compensation program for the five executive officers identified in our 2011 “Summary Compensation Table” included later in this section under “—Executive Compensation Tables.” In this prospectus, we refer to these five individuals, who are named below, as our named executive officers:

•	Robert D. Thomas, President and Chief Executive Officer, or CEO;

•	Remo E. Canessa, Chief Financial Officer;

•	Wendell Stephen Nye, Executive Vice President, Product Strategy and Corporate Development;

•	Sohail M. Parekh, Executive Vice President, Engineering; and

•	Mark S. Smith, Executive Vice President, Worldwide Field Operations.

Compensation Philosophy and Objectives

We designed our executive compensation program to:

•	attract and retain a skilled management team and ensure that their total compensation is competitive and reasonable;

•

be a highly performance-based program that establishes a meaningful link between sustained company performance and executive officer rewards in order to align individual achievement with organizational success;

•	provide for significant differentiation in potential compensation for performance that is below, at or, for executive officers whose responsibilities include sales functions, above target levels;

•	tie rewards to the creation of long-term stockholder value; and

•	promote an ownership culture within our organization.

We have endeavored to create an executive compensation program that provides a mix of short-term and long-term payments and awards, cash payments and equity awards, and fixed and variable payments and awards that we believe appropriately motivates our executive officers and discourages them from taking inappropriate risks. We view these components of compensation as related but distinct. Although we consider the amount of total compensation paid and awarded to our executive officers, we do not believe that significant compensation derived from one component of compensation should negatively impact compensation that might be derived from other components. Except as described below, we have not adopted any formal or informal policies or guidelines for allocating total target compensation between short-term and long-term payments and awards, between cash payments and equity awards or between fixed and variable payments and awards. However, in general, we believe a significant portion of the value of total target compensation for each named executive officer should be in the form of performance-based compensation. In addition, we strive to keep cash compensation at a competitive level while providing executive officers with the opportunity to be well rewarded through equity awards if our company performs well over time.

Historical Compensation Decision Process

Our board of directors has historically overseen the compensation of our named executive officers and our executive compensation programs and initiatives. To date, we have determined the initial compensation arrangements with our executive officers, including the named executive officers, through negotiations with each individual. Typically, our CEO, Mr. Thomas, has been responsible for negotiating these arrangements, with the oversight and final approval of our board of directors or, since August 2011, our compensation committee. Once the initial compensation levels have been set, our board of directors generally reviews executive officer compensation, both base salary levels and the target levels for variable cash and any equity incentive awards, following the end of each fiscal year and at the recommendation of our CEO. In connection with this review, our board of directors considers any input that it may receive from our CEO (with respect to executive officers other than himself) to evaluate the performance of each executive officer and sets each executive officer’s total target cash compensation for the current year based on this review and the other factors described below. We pay cash incentive awards under a general bonus plan for non-sales personnel and under a commission-based plan for our sales personnel. Our general bonus plan is designed to compensate all managers, including our named executive officers other than Mr. Smith, for their contributions to achieving quarterly financial goals, which are derived from our company financial plan for the first quarter of our fiscal year and from quarterly forecasts generated by management, in consultation with our board of directors, for the remaining quarters. The commission-based plan is designed to compensate sales personnel, including Mr. Smith, for their contributions to achieving monthly and quarterly bookings goals derived from the same plan or forecasts as the goals for our general bonus plan. Under both our general bonus plan and our commission-based plan, the quarterly goals are set at a level higher than the financial plan or quarterly forecasts, as the case may be, to encourage superior performance by our personnel. In connection with its annual review and any reviews that occur during the fiscal year, our board of directors also approves any equity compensation to be awarded to our named executive officers. Through the end of 2011, authority to make equity award grants to our named executive officers rested solely with our board of directors.

We have based most, if not all, of our prior compensation determinations, including those made for 2011, on a variety of factors, including our performance, financial condition and available resources, individual performance, and the recommendations of our CEO (other than with respect to his own compensation). Prior to 2012, our board of directors based its compensation determinations on its collective past experience with the broad market for talented executives in the Silicon Valley area of Northern California, without formally benchmarking executive compensation against a particular set of comparable companies or using a formula to set the compensation for our executive officers. Historically, our board of directors’ discussions and decisions about executive compensation (other than equity compensation) have occurred primarily outside of formal meetings through e-mails and other informal communications. In establishing compensation for executive officers other than our CEO, decisions were made by our board of directors after reviewing recommendations made by and in consultation with our CEO. Our CEO did not participate in the deliberations regarding the setting of his own compensation by our board of directors other than those establishing, in consultation with our board of directors, the company performance objectives for all named executive officer participants under our general bonus plan.

We expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve as we gain experience operating as a public company. To that end, the board of directors has established a formal compensation committee to be responsible for executive compensation, including establishing our executive compensation philosophy and programs and determining specific executive compensation, including cash- and equity-based incentive awards. The compensation committee has engaged an independent compensation consultant to evaluate our executive compensation levels and practices and to provide advice and ongoing recommendations on executive compensation matters for 2012. Accordingly, the compensation paid to our named executive officers for 2011 is not necessarily indicative of how we will compensate our named executive officers following this offering.

Risk Considerations

As part of its oversight of our compensation programs for 2012, our compensation committee reviewed our executive officer and non-executive employee compensation programs as they relate to corporate risk management. Our compensation programs are currently relatively simple and consistent with practices of other companies in our industry, and our compensation committee has concluded that our compensation policies and practices are not likely to have a material adverse effect on us, including for the following reasons:

•

our compensation committee’s retention of negative discretion with respect to our general bonus plan, our use of multiple performance objectives in that plan and our use of a single incentive compensation plan for our management team together minimize the risks that might be posed by the short-term variable component of our compensation program;

•	our commission-based sales plan is designed to reward superior performance without encouraging inappropriate risk taking on the part of our sales personnel; and

•

the long-term component of our compensation program, which to date has consisted of stock options, keeps our officers and employees appropriately focused on long-term entity-level growth through multi-year vesting schedules and by conveying value only if we succeed in growing our business in a way that results in appreciation of the value of our stock over time.

Components of Compensation

Our current executive compensation program consists of the following primary components:

•	base salary;

•	variable and other cash incentive awards linked to corporate objectives; and

•	periodic grants of long-term equity-based awards.

Base Salary

We seek to provide each member of our senior management with a base salary that is appropriate for his roles and responsibilities and that provides him with a level of income stability. Historically, our board of directors has reviewed the base salaries of our executive officers annually, with significant input from our CEO, to determine whether any adjustment is warranted. In considering a base salary adjustment, our board of directors examined our company’s overall performance and the executive officer’s performance, individual contribution, changes in responsibilities and prior experience. As part of its review, our board of directors may also have taken into account the executive officer’s current salary and equity ownership and the amounts paid to other executive officers of our company. Our board of directors has also relied upon its members’ experience and its members’ familiarity with the broad market for talented executives in the Silicon Valley area of Northern California.

We made no changes to our named executive officers’ base salaries for 2011. Even though the named executive officers’ base salaries had not been increased in 2010, our board of directors believed the named executive officers’ then existing salary levels continued appropriately to promote the goals of retaining and incentivizing those officers. The base salaries paid to our named executive officers in 2011 are set forth in the “Summary Compensation Table” below.

Cash Incentive Awards

We utilize cash bonuses to incentivize our executive officers to achieve company performance goals on a quarterly (or monthly) basis. We establish target bonus amounts for variable cash incentive awards annually, following the end of the fiscal year, and we pay bonuses following the applicable performance period (i.e., the end of each month or fiscal quarter, as the case may be). Each executive officer’s target bonus amount is a pre-determined amount that is intended to provide a competitive and reasonable level of compensation if he achieves his performance targets. Performance targets consist of one or more company performance objectives established for our executive officers by our CEO, in consultation with our board of directors. In general, we use company performance targets to ensure that our executive compensation program aligns the interests of each of our named executive officers with those of our stockholders and that we provide our named executive officers incentives to maximize their efforts throughout the year and, in the case of monthly performance goals, to promote greater linearity in our revenue each quarter. Each fiscal year, we intend that the variable cash incentive awards compensate our named executive officers for their contribution to achieving quarterly financial goals derived from our company financial plan or quarterly forecasts. For executive officers whose responsibilities include sales functions, we may provide awards that are intended to compensate participating executives for the performance of sales functions for which they are responsible, measured with reference to those functions’ contributions to achieving monthly and quarterly bookings goals derived from our company financial plan or quarterly forecasts. We determine the actual bonus award for each named executive officer according to the overall level of achievement that our company attains relative to the quarterly (or monthly) performance objectives.

During 2011, the Infoblox Bonus Plan—FY 2011, or the bonus plan, was the primary method of compensating our named executive officers for achieving our company performance objectives. During that fiscal year, the cash incentive awards for one of our named executive officers, Mr. Smith, were made solely under a commission-based compensation plan for our sales personnel, or the commission plan. The commission plan called for commissions for product, support services and professional and training services bookings less holds, returns and other adjustments plus releases of outstanding holds and other adjustments. The terms of the bonus plan and the commission plan are described in further detail below. The cash incentive awards paid to our named executive officers during 2011, as determined in accordance with these plans, are set forth in the “Summary Compensation Table” below under the column captioned “Non-Equity Incentive Plan Compensation.”

Infoblox Bonus Plan—FY 2011. Messrs. Thomas, Canessa, Nye and Parekh were eligible for variable cash incentive awards under the bonus plan. We calculated all variable cash incentive awards under the bonus plan by multiplying an individual’s on-target bonus amount for the fiscal quarter by a percentage of the target opportunity determined with reference to the achievement of company performance objectives during that quarter.

For 2011, our board of directors set the annual on-target bonus amount for each executive officer participant under the bonus plan at a value that it believed would provide a competitive and reasonable level of compensation if the executive officer achieved his performance targets, based on its subjective judgment taking into account all available information, including our CEO’s recommendations, our board members’ experience and our board members’ familiarity with the broad market for talented executives in the Silicon Valley area of Northern California. For 2011, the individual on-target bonus amounts for the non-CEO named executive officer participants under the bonus plan equaled 35% of their respective annual base salaries. We set Mr. Thomas’s on-target bonus amount at 71% of his annual base salary to provide him a competitive compensation package and because we believed that, as CEO, a higher percentage of his total on-target compensation should be based on company performance. The on-target bonus amounts under the bonus plan for our named executive officers for 2011 were as follows:

Executive Officer	On-Target Bonus Amount
Robert D. Thomas	$200,000
Remo E. Canessa	84,000
Wendell Stephen Nye	84,000
Sohail M. Parekh	84,000

Under the bonus plan, participants were eligible to receive up to four quarterly bonuses, each targeted at an amount equal to 25% of the participant’s total annual on-target bonus amount based on attainment of company performance objectives for the fiscal quarter. As explained below, the actual amount of any variable cash incentive award paid to a named executive officer in a quarter could be less than 100% of the applicable on-target bonus amount for that quarter, depending on the percentage of achievement of company objectives. The bonus plan provides that the amount of the actual bonus payment in a quarter cannot exceed the on-target bonus amount for that quarter.

Our board of directors approves a financial plan for our company for each fiscal year and, following the first fiscal quarter each fiscal year, this plan is effectively updated quarterly as management, in consultation with our board of directors, generates forecasts of performance to reflect performance trends and information at the time of adjustment. The quarterly goals for our bonus plan are proposed by our CEO and reviewed and approved quarterly by our board of directors. For 2011, bonuses were earned and paid quarterly based upon attainment of quarterly goals derived from our company financial plan and quarterly forecasts for revenue, cash flows generated and, for the cash incentive award for the second quarter, bookings. See “Historical Compensation Decision Process” above. Revenue was originally chosen as one of the corporate objectives under the bonus plan because we believed it to be the best indicator of financial success and growth and thus stockholder value creation for our company. We also believe that the additional focus on cash generation discourages inappropriate risk taking by our executive officers, as it encourages them to take a balanced approach that focuses on profitable cash flow generation. Bookings were chosen as a determining element for the second quarter and not the other quarters of 2011 to promote greater linearity in our revenue and cash flows. The revenue, cash flow and bookings goals were set at levels that were intended to reward our named executive officers for achieving results that met our expectations. We believe that, to provide for an appropriate incentive effect, the goals should be such that, to achieve 100% of the objective, the performance for the applicable period must be aligned with our company financial plan and quarterly forecasts and that our named executive officers should not be rewarded at all for company performance that did not approximate our company financial plan or quarterly forecasts. Accordingly, as discussed below, we would have paid our named executive officers nothing in a given quarter if the minimum achievement threshold level of each goal was not met.

With the exception of each executive officer’s cash incentive award for the second quarter, awards were payable at 25%, 50%, 75% or 100% of on-target bonus amounts, depending upon the extent to which the applicable company performance objectives were achieved. The cash incentive awards for the second quarter were payable only if all of the applicable company performance objectives were achieved at a level of at least 100%. If results for the threshold level of performance required for a payout equal to 25% of on-target bonus amounts (100% in the case of the cash incentive award for the second quarter) had not been met, the funding level for the cash incentive award for that quarter would have been 0%, and participants would have been paid no incentive compensation for that quarter. Additional payouts were funded at levels higher than 25% of the on-target bonus amount only if the level of performance required for the applicable payout was met or exceeded. The following table summarizes the foregoing discussion and presents the applicable company performance objectives and the relative payout at each level under our bonus plan (dollars in thousands):

	Performance Objectives
On-Target Bonus Amounts Percentage	Q1’FY11		Q2’FY11			Q3’FY11		Q4’FY11
	Revenue	Cash Flows	Revenue	Cash Flows	Bookings	Revenue	Cash Flows	Revenue	Cash Flows
100%	$31,500	$1,250	$31,500	$750	$36,000	$36,500	$2,000	$39,500	$1,250
75%	31,500	750	N/A	N/A	N/A	36,000	1,000	39,000	1,000
50%	30,500	750	N/A	N/A	N/A	35,500	500	38,500	750
25%	—	750	N/A	N/A	N/A	—	500	38,000	500

Revenue, cash flows and bookings were each calculated for purposes of our bonus plan in accordance with pre-established rules. Under the bonus plan, revenue represents our GAAP net revenue, cash flows represents our

GAAP cash flows and bookings represent our product, support services and professional and training services bookings less holds, returns and other adjustments plus releases of outstanding holds and other adjustments.

Although our net revenue increased by 30.0% from 2010 to 2011 and our cash flows were relatively flat over the same period, we did not pay our cash incentive awards at the 100% level in each quarter. We paid participants 25%, 100%, 25% and 100% of their on-target cash incentive awards for the first, second, third and fourth quarters of 2011, respectively. A summary of the performance objectives for the applicable on-target bonus amount percentage and our actual results for 2011 is provided in the table below (in thousands):

Performance Objective	Q1’FY11		Q2’FY11		Q3’FY11		Q4’FY11
	25% Level	Actual	100% Level	Actual	25% Level	Actual	100% Level	Actual
Revenue	$—	$29,177	$31,500	$32,478	$—	$31,787	$39,500	$39,393
Cash Flow	750	1,741	750	6,774	500	2,390	1,250	3,912
Bookings	N/A	N/A	36,000	38,300	N/A	N/A	N/A	N/A

Commission Plan for Mark S. Smith. For 2011, we awarded variable cash incentive opportunities to our executive vice president, worldwide field operations, Mr. Smith, under the commission plan, which provided for monthly and quarterly commissions on attainment of the monthly and quarterly goals for product, support services and professional and training services bookings less holds, returns and other adjustments plus releases of outstanding holds and other adjustments, or adjusted bookings, with no maximum cap on the amount of bonus that could be earned. For 2011, the annual on-target bonus amount for Mr. Smith of $210,000 was established using the same approach that was used to establish the annual on-target bonus amounts for the other named executive officers, as described above. In addition, the monthly and quarterly goals under the commission plan were derived from our company financial plan for the first quarter goals and from quarterly forecasts generated by management, in consultation with our board of directors, for remaining quarterly goals. See “Historical Compensation Decision Process” above. Mr. Thomas, in consultation with the board of directors, chose the adjusted bookings measure for the commission plan because it directly relates to increases in our revenue and gross margins, and Mr. Smith, who is primarily responsible for our sales organization, could have direct influence over its achievement. For 2011, Mr. Smith was eligible to receive up to twelve monthly bonuses, each targeted at an amount equal to one-twelfth of Mr. Smith’s total annual on-target bonus of $210,000, based on attainment of the quarterly adjusted bookings goals. Actual monthly awards were payable at amounts equal to the on-target bonus amount for the month multiplied by a percentage, which may be less than or more than 100%, that is obtained by dividing the actual amount of adjusted bookings for the month by the adjusted bookings goal for that month. Under the commission plan, Mr. Smith was also eligible to receive an additional award for any quarter in which the actual amount of adjusted bookings for the quarter exceeded the related goal for the quarter equal to the product of the on-target bonus amount for the quarter multiplied by three times the number of whole and fractional percentage points representing achievement in excess of the goal for that quarter. A minimum achievement threshold requirement was not established under Mr. Smith’s commission plan, reflecting the fact that Mr. Smith had a greater percentage of his total compensation subject to company performance than the other named executive officers. Mr. Smith’s award opportunity was uncapped because we believed this feature motivated Mr. Smith to drive for superior results and the amounts realistically possible under his award did not create an incentive for Mr. Smith to take inappropriate risks. Beginning with the first quarter of 2011, each of Mr. Smith’s four quarterly adjusted bookings targets under the commission plan for 2011 were $33.75 million, $36.5 million, $40.5 million and $43.5 million. For 2011, Mr. Smith earned aggregate cash incentive award payments of $216,112 under the commission plan, reflecting achievement of 96.0%, 104.9%, 97.2% and 98.1% of the quarterly adjusted bookings goals for the four quarters of 2011, respectively.

Long-Term Equity-Based Awards

We utilize stock options to ensure that our named executive officers have a continuing stake in our long-term success. Because we award our executive officers stock options with an exercise price equal to or greater than the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our named executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock options are immediately exercisable and vest as to 25% of the shares of common stock subject to the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years. Our board of directors believes that these features of the awards align the interests of our named executive officers with those of the stockholders because they create the incentive to build stockholder value over the long term. In addition, equity awards improve our ability to attract and retain our executives by providing compensation that is competitive with market levels.

We typically grant stock options to executive officers upon hiring or promotion, in connection with a significant change in responsibilities, to recognize extraordinary performance, or to achieve internal equity. At least annually, our board of directors reviews the equity ownership of our executive officers and considers whether to make additional awards. Typically, our board of directors determines to make equity awards upon the recommendation of our compensation committee. In making its determination, our board of directors takes into account, on a subjective basis, various factors. These factors include the responsibilities, past performance and anticipated future contributions of the executive officer, and the competitiveness of his overall compensation package, as well as his existing equity holdings, the extent to which these holdings are vested, the potential reward to him if the market value of our common stock appreciates, and the recommendations of our CEO. Frequently, our board of directors determines the amount of each award with reference to a specified percentage of equity ownership in our company that is deemed appropriate for the individual, based on the foregoing factors.

We grant stock options with an exercise price equal to or greater than the fair value of our stock on the applicable date of grant. During 2011, our board of directors determined the value of our common stock based on the methodologies and other relevant factors discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation.” Following the closing of this offering, we expect to determine fair value for purposes of stock option pricing based on the closing price of our common stock on the date of grant.

During 2011, our board of directors reviewed equity compensation for the named executive officers and, with input from our CEO, determined that it was appropriate to provide additional incentive for Messrs. Nye and Parekh to help us achieve our long-term growth objectives. Accordingly, in June 2011, our board of directors approved grants of options to purchase 66,666 shares of our common stock to each of Messrs. Nye and Parekh with an exercise price of $9.66 per share. Our board of directors determined the number of shares of our common stock underlying each stock option grant with reference to a specified percentage of equity ownership in our company based on its assessment of those individuals’ respective performances, equity ownership and level of vesting and the equity positions of our other named executive officers. Based on our board of directors’ determination that the March 2010 stock option grants to Messrs. Canessa, Smith and Thomas were providing them with sufficient incentive to help us achieve our long-term growth objectives, our board of directors did not grant awards of stock options to Messrs. Canessa, Smith and Thomas in 2011.

In the case of each of the stock option grants described above, the exercise price equaled 100% of the fair value on the date of grant in accordance with the terms of our 2003 Stock Plan. Typically, our stock options are immediately exercisable and vest as to 25% of the shares of common stock subject to the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years. Each of these stock options has a ten-year term.

In general, our stock option grants to date have been made to employees under our 2003 Stock Plan. We expect to adopt a new equity incentive plan, our 2012 Equity Incentive Plan. The 2012 Equity Incentive Plan will replace our 2003 Stock Plan and will afford greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock and stock appreciation rights, to executive officers and our other employees. See “—Employee Benefit Plans” below for descriptions of our 2003 Stock Plan and 2012 Equity Incentive Plan.

Severance and Change of Control Arrangements

As the result of arms’-length negotiations in connection with the offer letters into which we entered with each named executive officer, we have agreed to provide them severance benefits if their employment is terminated by our company other than for cause or permanent disability (as such terms are defined in each officer’s offer letter). Upon the occurrence of such an event, the named executive officer would be entitled to continued payment of his base salary for 12 months in the case of Mr. Thomas and six months in the case of Messrs. Canessa, Nye, Parekh and Smith, and we would pay the same portion of the monthly benefits premium under COBRA as we pay for active employees for up to 12 months in the case of Mr. Thomas and six months in the case of the other named executives. In addition, upon the occurrence of such an event, all options held by Messrs. Thomas, Canessa, Smith, Nye and Parekh would vest as to an additional 12 months for Mr. Thomas and six months for the other named executive officers. The value of our severance arrangements for these named executive officers was not a material factor in the determination of the level of any other element of their compensation. In December 2011, to improve retention of our senior executive team, we entered into agreements that modified these arrangements. These agreements, as thereafter modified, provide for greater cash severance payments and payments for COBRA premiums in the event of a qualifying termination of employment within two months prior to or within 12 months after a qualifying change of control of our company.

We have routinely granted and will continue to grant our named executive officers stock options under our equity incentive plans. All of the currently outstanding option agreements with our executive officers provide for acceleration of up to 24 months vesting of the awards in the event of a qualifying termination of employment within 12 months of a qualifying change of control of our company. Commencing in 2012, under the severance agreements described above, our named executive officers will also receive acceleration of up to 24 months vesting of future awards of stock options in the event of a qualifying termination of employment within two months prior to or within 12 months after a qualifying change of control of our company. In addition, the vesting of these future awards will accelerate by up to an additional 12 months for Mr. Thomas and six months for the other named executive officers in the event of qualifying termination of employment more than two months prior to or more than 12 months after a qualifying change of control of our company.

Details of each of our named executive officer’s termination benefits, including estimates of amounts payable in specified circumstances, are disclosed under “—Potential Payments Upon Termination or Change-in-Control” below.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as we provide them to our other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability insurance; and

•	a 401(k) profit-sharing plan.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees. During 2011, we provided one named executive officer payment for spousal travel in connection with a business trip he attended to recognize sales personnel achievements. Although we typically do not provide perquisites to our executive officers, we may do so in the future if we believe they are for business-related purposes or are prevalent in the marketplace for executive talent. The value of the perquisites we provide are taxable to the named executive officers and the incremental cost to us for providing these perquisites will be reflected in the Summary Compensation Table, unless the aggregate amount of such costs is less than $10,000 for any named executive officer.

Other Compensation Practices and Policies

Stock Ownership Guidelines. We do not currently have equity securities ownership guidelines.

Tax Considerations. Section 162(m) of the Code disallows a tax deduction by any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for its chief executive officer and each of its other named executive officers (other than its chief financial officer), unless compensation is performance-based. For 2011, our board of directors did not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Our 2012 Equity Incentive Plan is structured so that performance-based equity compensation deemed paid to covered officers in connection with the exercise of stock option grants made under the plan will qualify as performance-based compensation that will not be subject to the $1.0 million limitation. Although our compensation committee generally seeks to structure compensation payable to covered officers to meet the deductibility requirements under Section 162(m), in order to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy that all compensation payable to covered officers must be deductible on our federal income tax returns. In addition, our compensation committee cannot ensure that compensation intended to qualify for deductibility under Section 162(m) will in fact be deductible because a number of requirements must be satisfied in order for the compensation to qualify, and uncertainties as to the application and interpretation surrounding this section currently exist.

Policy Regarding the Timing of Equity Awards. Because we are a privately-held company, there has been no market for our common stock. Accordingly, in 2011, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers relative to the timing of the release of material nonpublic information. We do not, as of yet, have any plans to implement such a program, plan or practice after becoming a public company. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant occurs.

Policy Regarding Restatements. We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they were based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Under those circumstances, our board of directors or our compensation committee would evaluate whether adjustments or recoveries of awards were appropriate based upon the facts and circumstances surrounding the restatement.

Executive Compensation Tables

The following table provides information regarding all plan and non-plan compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer and our three other most highly compensated executive officers serving as such at July 31, 2011 for all services rendered in all capacities to us during 2011.

Summary Compensation Table

Name and Principal Position	Salary(1)	Option Awards(2)	Non-Equity Incentive Plan Com- pensation(3)	All Other Compen- sation	Total(4)
Robert D. Thomas
President and Chief Executive Officer	$280,000	—	$125,000	—	$405,000

Remo E. Canessa
Chief Financial Officer	240,000	—	52,500	—	292,500

Wendell Stephen Nye
Executive Vice President, Product Strategy and Corporate Development	240,000	$360,740	52,500	—	653,240

Sohail M. Parekh
Executive Vice President, Engineering	240,000	360,740	52,500	—	653,240

Mark S. Smith
Executive Vice President, Worldwide Field Operations	240,000	—	216,112	—	456,112

(1)	Effective November 1, 2011, the annual base salaries of each of our named executive officers are: Mr. Thomas—$385,000, Mr. Canessa—$280,000, Mr. Nye—$260,000, Mr. Parekh—$260,000 and Mr. Smith—$300,000.
(2)	The amounts in this column represent the aggregate grant date fair values of the stock options granted during 2011, computed in accordance with FASB Accounting Standards Codification Topic 718, as discussed in note 11 of our notes to consolidated financial statements. See the “Grants of Plan-Based Awards” table for further information on stock option grants made in 2011.
(3)	The amounts in this column represent total performance-based bonuses earned for services rendered in 2011 under the bonus plan or, in the case of Mr. Smith, the commission plan. See the “Grants of Plan-Based Awards” table below for further information on awards made under these plans.
(4)	The amounts in this column represent the sum of the compensation amounts reflected in the other columns of this table.

In September 2011, our board of directors set individual annual on-target bonus amounts for our CEO at 71% and for our non-CEO named executive officer participants under the Infoblox Bonus Plan—FY 2012 at 40% of their respective annual base salaries. Effective November 1, 2011, our CEO’s and Mr. Canessa’s annual on-target bonus amount under the Infoblox Bonus Plan—FY 2012 increased to 85% and 50%, respectively, of their respective annual base salaries. In addition, Mr. Smith’s annualized on-target bonus amount was raised from $210,000 for all of 2011 and the first quarter of 2012 to $300,000 for last three quarters of 2012, all of which is eligible to be earned under the Infoblox FY 2012 World Wide Sales Compensation Plan. The terms and operation of, and method of establishing performance goals under, the Infoblox Bonus Plan—FY 2012 and the Infoblox FY 2012 World Wide Sales Compensation Plan are identical to those described above for the bonus plan and the commission plan, respectively, except that the participants under the Infoblox Bonus Plan—FY 2012 will be eligible to earn up to 125% of their on-target bonus amount based on achievement in excess of the on-target company performance objectives established thereunder on a quarterly basis.

Since July 31, 2011, bonuses and stock options have been awarded to our named executive officers. See the paragraph following the “Grants of Plan-Based Awards” table below.

The following table provides information with regard to potential cash bonuses paid or payable in 2011 under our performance-based, non-equity incentive plans, and with regard to each stock option granted to a named executive officer during 2011.

Grants of Plan-Based Awards

	Grant Date		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Number of Shares Underlying Option Awards(2)	Exercise Price of Option Awards(3)	Grant Date Fair Value of Option Awards(4)
Name			Threshold	Target	Maximum
Robert D. Thomas		(5)	$12,500	$50,000	$50,000
		(6)	—	50,000	50,000
		(7)	12,500	50,000	50,000
		(8)	12,500	50,000	50,000

Remo E. Canessa		(5)	5,250	21,000	21,000
		(6)	—	21,000	21,000
		(7)	5,250	21,000	21,000
		(8)	5,250	21,000	21,000

Wendell Stephen Nye		(5)	5,250	21,000	21,000
		(6)	—	21,000	21,000
		(7)	5,250	21,000	21,000
		(8)	5,250	21,000	21,000
	6/2/2011					56,315	$9.66	$304,726
	6/2/2011					10,351	9.66	56,014

Sohail M. Parekh		(5)	5,250	21,000	21,000
		(6)	—	21,000	21,000
		(7)	5,250	21,000	21,000
		(8)	5,250	21,000	21,000
	6/2/2011					56,315	9.66	304,726
	6/2/2011					10,351	9.66	56,014

Mark S. Smith		(9)		210,000

(1)	The actual payments made for 2011 under the bonus plan and the commission plan are included in the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table” above.
(2)	These option awards are immediately exercisable and vest as to 25% of the shares of common stock subject to the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years. All options were granted under our 2003 Stock Plan, which is described below under “—Employee Benefit Plans,” and contain provisions that call for accelerated vesting upon certain events following a termination and change of control event, as discussed above in “—Compensation Discussion and Analysis” and below in “—Potential Payments Upon Termination or Change-In-Control.”
(3)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option’s grant date. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies—Stock-Based Compensation” above for a discussion of how we have valued our common stock.
(4)	The amounts in this column represent the grant date fair value for stock option awards granted to our named executive officers as discussed in note 11 of our notes to consolidated financial statements.
(5)

These rows represent possible cash incentive awards for the first quarter of 2011 under the bonus plan upon our achievement of applicable revenue and cash flow goals. Possible awards were payable at 25%, 50%, 75% or 100% of on-target bonus amounts, depending upon the extent to which these goals were achieved.

The minimum amount was payable only if the cash flow goal was achieved at a level of at least 60%, while the larger payouts corresponded generally to higher achievement relative to the revenue and cash flow goals (but in no case less than the level required to receive the minimum payout). See “—Compensation Discussion and Analysis—Infoblox Bonus Plan—FY2011” above for further discussion of these awards.
(6)	These rows represent possible cash incentive awards for the second quarter of 2011 under the bonus plan upon our achievement of applicable revenue, cash flow and bookings goals. Possible awards were payable only if all of these goals were achieved at a level of at least 100%. See “—Compensation Discussion and Analysis—Infoblox Bonus Plan—FY2011” above for further discussion of these awards.
(7)	These rows represent possible cash incentive awards for the third quarter of 2011 under the bonus plan upon our achievement of applicable revenue and cash flow goals. Possible awards were payable at 25%, 50%, 75% or 100% of on-target bonus amounts, depending upon the extent to which these goals were achieved. The minimum amount was payable only if the cash flow goal was achieved at a level of at least 25%, while the larger payouts corresponded generally to higher achievement relative to the revenue and cash flow goals (but in no case less than the level required to receive the minimum payout). See “—Compensation Discussion and Analysis—Infoblox Bonus Plan—FY2011” above for further discussion of these awards.
(8)	These rows represent possible cash incentive awards for the fourth quarter of 2011 under the bonus plan upon our achievement of applicable revenue and cash flow goals. Possible awards were payable at 25%, 50%, 75% or 100% of on-target bonus amounts, depending upon the extent to which these goals were achieved. The minimum amount was payable only if the revenue and cash flow goals were achieved at a level of at least 96.2% and 40.0%, respectively, while the larger payouts generally corresponded to higher achievement relative to the revenue and cash flow goals. See “—Compensation Discussion and Analysis—Infoblox Bonus Plan—FY2011” above for further discussion of these awards.
(9)	This row represents the possible quarterly cash incentive award for 2011 under the commission plan upon the achievement of monthly and quarterly product, support services and professional and training services bookings goals. Mr. Smith was eligible to receive up to twelve monthly payments, each targeted at an amount equal to one-twelfth of the on-target bonus amount. Under the commission plan, Mr. Smith was also eligible to receive an additional award for quarterly results achieved in excess of the quarterly goals. The commission plan did not contain any threshold or maximum value. Accordingly, no such values have been included in the table for this plan. See “—Compensation Discussion and Analysis—Commission Plan for Mark S. Smith” above for further discussion of these awards.

In September 2011, we granted options to purchase 266,666, 149,999, 66,666, 116,666 and 149,999 shares of our common stock to Messrs. Thomas, Canessa, Nye, Parekh and Smith, respectively, each at an exercise price of $9.12 per share. Each of these stock options vests as to 40% of the shares on the two-year anniversary of the date of grant, and as to 1/60 of the shares each month over the following three years. Each of these stock options is immediately exercisable in full; however, any unvested shares issued upon exercise will be subject to a right of repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. In addition, the vesting of these awards will accelerate by up to an additional 12 months for Mr. Thomas and six months for the other named executive officers in the event their employment is terminated by us other than for cause or permanent disability (as such terms are defined in each officer’s offer letter). The vesting of these awards will also accelerate by 50% of the remaining unvested shares in the event of a qualifying termination of employment within 12 months of a change of control.

Messrs. Thomas, Canessa, Nye and Parekh earned total bonuses equal to $106,813, $45,500, $36,500 and $36,500, respectively, under the Infoblox Bonus Plan—FY 2012 for the first six months of 2012. Mr. Smith earned sales commissions of $119,277 for the first six months of 2012 under the Infoblox FY2012 World Wide Sales Compensation Plan.

The following table provides information regarding each unexercised stock option held by our named executive officers as of July 31, 2011.

Outstanding Equity Awards at July 31, 2011

	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price(3)	Option Expiration Date
Name	Exercisable	Unexercisable(2)
Robert D. Thomas	400,000	—	$1.68	12/14/2016
	247,824	495,651	4.53	2/29/2020
	7,357	14,718	4.53	2/29/2020

Remo E. Canessa	100,000	—	1.68	12/14/2016
	19,096	22,570	2.13	9/3/2019
	81,955	163,912	4.53	2/29/2020
	7,357	14,718	4.53	2/29/2020

Wendell Stephen Nye	122,042	222,549	4.53	2/29/2020
	7,817	14,258	4.53	2/29/2020
	—	56,315	9.66	6/1/2021
	—	10,351	9.66	6/1/2021

Sohail M. Parekh	307,953	6,553	2.49	9/19/2017
	39,323	837	2.49	9/19/2017
	21,517	25,431	2.13	9/3/2019
	9,037	10,681	2.13	9/3/2019
	—	56,315	9.66	6/1/2021
	—	10,351	9.66	6/1/2021

Mark S. Smith	73,809	—	1.68	12/14/2016
	59,523	—	1.68	12/14/2016
	19,096	22,570	2.13	9/3/2019
	81,955	163,912	4.53	2/29/2020
	7,357	14,718	$4.53	2/29/2020

(1)	All options vest as to 25% of the shares of common stock subject to the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years.
(2)	Each of these options was exercisable immediately upon grant, subject to our right to repurchase the unvested shares at the exercise price upon termination of the optionee’s employment. The heading “unexercisable” refers to unvested shares that we still have the right to repurchase upon termination of the optionee’s employment.
(3)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option’s grant date. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies—Stock-Based Compensation” for a discussion of how we have valued our common stock.

Since July 31, 2011, additional stock options have been awarded to our named executive officers. See the paragraph following the “— Grants of Plan-Based Awards” table above.

No shares were acquired pursuant to the exercise of options by our named executive officers during 2011.

Offer Letters and Arrangements

Robert D. Thomas

Effective November 1, 2011, Mr. Thomas’s annual base salary increased to $385,000 from $280,000, and his annualized on-target bonus under the Infoblox Bonus Plan—FY 2012 increased to $327,250 from $200,000. Mr. Thomas’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “—Potential Payments upon Termination or Change-in-Control” below, if we terminate Mr. Thomas under certain circumstances we have agreed to pay him cash severance, accelerate the vesting of his stock options and provide him with other benefits.

Remo E. Canessa

Effective November 1, 2011, Mr. Canessa’s annual base salary increased to $280,000 from $240,000, and his annualized on-target bonus under the Infoblox Bonus Plan—FY 2012 increased to $140,000 from $84,000. Mr. Canessa’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “—Potential Payments upon Termination or Change-in-Control” below, if we terminate Mr. Canessa under certain circumstances we have agreed to pay him cash severance, accelerate the vesting of his stock options and provide him with other benefits.

Wendell Stephen Nye

Effective November 1, 2011, Mr. Nye’s annual base salary increased to $260,000 from $240,000, and his annualized on-target bonus under the Infoblox Bonus Plan—FY 2012 increased to $104,000 from $84,000. Mr. Nye’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “—Potential Payments upon Termination or Change-in-Control” below, if we terminate Mr. Nye under certain circumstances we have agreed to pay him cash severance, accelerate the vesting of his stock options and provide him with other benefits.

Sohail M. Parekh

Effective November 1, 2011, Mr. Parekh’s annual base salary increased to $260,000 from $240,000, and his annualized on-target bonus under the Infoblox Bonus Plan—FY 2012 increased to $104,000 from $84,000. Mr. Parekh’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “—Potential Payments upon Termination or Change-in-Control” below, if we terminate Mr. Parekh under certain circumstances we have agreed to pay him cash severance, accelerate the vesting of his stock options and provide him with other benefits.

Mark S. Smith

Effective November 1, 2011, Mr. Smith’s annual base salary increased to $300,000 from $240,000, and his annualized on-target bonus under the Infoblox FY 2012 World Wide Sales Commission Plan increased to $300,000 from $210,000. Mr. Smith’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “—Potential Payments upon Termination or Change-in-Control” below, if we terminate Mr. Smith under certain circumstances we have agreed to pay him cash severance, accelerate the vesting of his stock options and provide him with other benefits.

Potential Payments Upon Termination or Change-In-Control

We have entered into offer letter agreements with each of our named executive officers whereby we have agreed, if we terminate an officer’s employment other than for “cause” or “permanent disability” (as such terms are defined in each officer’s offer letter), all of his options would vest as to an additional 12 months in the case of Mr. Thomas and six months in the case of the other named executive officers or in the case of a qualifying change in control, as to an additional 24 months for each officer. In addition, in such event (other than a qualifying termination of employment under the officer’s change in control severance agreement), the officer would be entitled to continued payment of his then-current base salary, for 12 months in the case of Mr. Thomas and six months in the case of the other named executive officers, and we would pay the same portion of the monthly benefits premium under COBRA as we pay for active employees for up to 12 months in the case of Mr. Thomas and six months in the case of the other named executive officers.

During 2012 we entered into agreements that modified the severance and other arrangements with our named executive officers under their offer letters. Pursuant to the terms of these agreements, as thereafter amended, we have agreed to provide the following benefits to each of our named executive officers if the executive officer is terminated for any reason other than “cause” (as such term is defined in the agreements) or, in the case of Mr. Thomas, the officer voluntarily resigns for “good reason” (as such term is defined in the agreements):

•

payment of his base salary for 12 months in the case of Mr. Thomas and six months in the case of the other named executive officers in the event the qualifying termination occurs more than two months prior to or more than 12 months after a qualifying change of control of our company or, in the event the qualifying termination occurs within two months prior to or within 12 months after a qualifying change of control of our company, his base salary and target bonus for 12 months in the case of Mr. Thomas and base salary and target bonus for nine months in the case of the other named executive officers;

•

reimbursement of the same portion of the monthly benefits premium under COBRA as we pay for active employees for up to 12 months in the case of Mr. Thomas and six months in the case of the other named executive officers in the event the qualifying termination occurs more than two months prior to or more than 12 months after a qualifying change of control of our company (12 months and nine months, respectively, in the event the qualifying termination occurs within two months prior to or within 12 months after a qualifying change of control of our company); and

•

acceleration of vesting with respect to all future awards of stock options by up to an additional 12 months in the case of Mr. Thomas and six months in the case of the other named executive officers in the event the qualifying termination occurs more than two months prior to or more than 12 months after a qualifying change of control of our company (24 months, in each case, in the event the qualifying termination occurs within two months prior to or within 12 months after a qualifying change of control of our company).

The tables below illustrate the potential payments and benefits payable to each named executive officer pursuant to the terms and conditions of his offer letter and severance arrangements, assuming a qualifying termination as of July 31, 2011. COBRA premiums are based on each executive officer’s elected level of healthcare coverage. Accelerated stock option payment values are based upon the value of a share of our common stock as of July 31, 2011, which we assumed to be the midpoint of the price range set forth on the cover page of this prospectus, minus the exercise price.

Robert D. Thomas

	Arrangements At Fiscal Year End		Modified Arrangements(1)
	No Change in Control	Change in Control	No Change in Control	Change in Control
Benefit	Termination without Cause or Permanent Disability	Termination without Cause or Resignation for Good Reason	Termination without Cause or Resignation for Good Reason	Termination without Cause or Resignation for Good Reason
Severance	$280,000	$280,000	$280,000	$280,000
COBRA premiums	20,368	20,368	20,368	20,368
Vesting acceleration	1,621,039	3,242,096	1,621,039	3,242,096
Target bonus	—	—	—	200,000

Total	$1,921,407	$3,542,464	$1,921,407	$3,742,464

(1)	Mr. Thomas would have been entitled to receive the amounts set forth in these columns, rather than those set forth the corresponding columns to the immediate left, had our change in control severance agreement with him been in effect as of July 31, 2011.

Remo E. Canessa

	Arrangements At Fiscal Year End		Modified Arrangements(1)
	No Change in Control	Change in Control	No Change in Control	Change in Control
Benefit	Termination without Cause or Permanent Disability	Termination without Cause or Resignation for Good Reason	Termination without Cause	Termination without Cause or Resignation for Good Reason
Severance	$120,000	$120,000	$120,000	$180,000
COBRA premiums	10,184	10,184	10,184	15,276
Vesting acceleration	327,789	1,311,181	327,789	1,311,181
Target bonus	—	—	—	63,000

Total	$457,973	$1,441,365	$457,973	$1,506,457

(1)	Mr. Canessa would have been entitled to receive the amounts set forth in these columns, rather than those set forth in the corresponding columns to the immediate left, had our change in control severance agreement with him been in effect as of July 31, 2011.

Wendell Stephen Nye

	Arrangements At Fiscal Year End		Modified Arrangements(1)
	No Change in Control	Change in Control	No Change in Control	Change in Control
Benefit	Termination without Cause or Permanent Disability	Termination without Cause or Resignation for Good Reason	Termination without Cause	Termination without Cause or Resignation for Good Reason
Severance	$120,000	$120,000	$120,000	$180,000
COBRA premiums	10,184	10,184	10,184	15,276
Vesting acceleration	388,197	1,835,144	388,197	1,835,144
Target bonus	—	—	—	63,000

Total	$518,381	$1,965,328	$518,381	$2,030,420

(1)	Mr. Nye would have been entitled to receive the amounts set forth in these columns, rather than those set forth in the corresponding columns to the immediate left, had our change in control severance agreement with him been in effect as of July 31, 2011.

Sohail M. Parekh

	Arrangements At Fiscal Year End		Modified Arrangements(1)
	No Change in Control	Change in Control	No Change in Control	Change in Control
Benefit	Termination without Cause or Permanent Disability	Termination without Cause or Resignation for Good Reason	Termination without Cause	Termination without Cause or Resignation for Good Reason
Severance	$120,000	$120,000	$120,000	$180,000
COBRA premiums	10,184	10,184	10,184	15,276
Vesting acceleration	446,073	627,246	446,073	627,246
Target bonus	—	—	—	63,000

Total	$576,257	$757,430	$576,257	$822,522

(1)	Mr. Parekh would have been entitled to receive the amounts set forth in these columns, rather than those set forth in the corresponding columns to the immediate left, had our change in control severance agreement with him been in effect as of July 31, 2011.

Mark S. Smith

	Arrangements At Fiscal Year End		Modified Arrangements(1)
	No Change in Control	Change in Control	No Change in Control	Change in Control
Benefit	Termination without Cause or Permanent Disability	Termination without Cause or Resignation for Good Reason	Termination without Cause	Termination without Cause or Resignation for Good Reason
Severance	$120,000	$120,000	$120,000	$180,000
COBRA premiums	6,000	6,000	6,000	9,000
Vesting acceleration	327,789	1,311,181	327,789	1,311,181
Target bonus	—	—	—	157,500

Total	$453,789	$1,437,181	$453,789	$1,500,181

(1)	Mr. Smith would have been entitled to receive the amounts set forth in these columns, rather than those set forth in the corresponding columns to the immediate left, had our change in control severance agreement with him been in effect as of July 31, 2011.

Employee Benefit Plans

2003 Stock Plan

Our board of directors adopted our 2003 Stock Plan in March 2003. Our 2003 Stock Plan was subsequently approved by our stockholders in April 2003. The 2003 Stock Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of shares of restricted stock. We may grant incentive stock options only to our employees. We may grant nonstatutory stock options to our employees, directors and consultants. The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant, and the exercise price of each nonqualified stock option must be at least equal to 85% of the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2003 Stock Plan is ten years. In the event of a “change in control,” as defined in the 2003 Stock Plan, the 2003 Stock Plan provides that, unless the applicable option agreement provides otherwise, options held by current employees, directors and consultants will vest in full if they are not assumed or substituted.

As of January 31, 2012, we had reserved 20,167,003 shares of our common stock for issuance under our 2003 Stock Plan. As of January 31, 2012, options to purchase 10,237,458 of these shares had been exercised (of which 946,359 shares have been repurchased and returned to the pool of shares reserved for issuance under the 2003 Stock Plan), options to purchase 10,758,180 of these shares remained outstanding and 117,724 of these shares remained available for future grant. The options outstanding as of January 31, 2012 had a weighted-average exercise price of $5.31. Our 2012 Equity Incentive Plan will be effective upon the date of this prospectus. As a result, we will not grant any additional options under the 2003 Stock Plan following that date and the 2003 Stock Plan will terminate at that time. However, any outstanding options granted under the 2003 Stock Plan will remain outstanding, subject to the terms of our 2003 Stock Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under the 2003 Stock Plan have terms similar to those described below with respect to options to be granted under our 2012 Equity Incentive Plan, except that the options granted under the 2003 Stock Plan will become exercisable in full if the option holder is employed as of the closing of a “change in control” and the option does not remain outstanding following the change in control or if such option is not assumed or substituted by the successor company.

2005 Stock Plan and 2000 Stock Plan

Our board of directors and stockholders approved our 2005 Stock Plan in April 2010. The 2005 Stock Plan was used to assume all of the outstanding options of Netcordia at the time we acquired Netcordia in May 2010. The terms of this plan are similar to those of the 2003 Stock Plan. As of January 31, 2012, options to purchase 226,525 shares of our common stock under the 2005 Stock Plan had been exercised, options to purchase 256,987 of these shares, with a weighted-average exercise price of $0.64, remained outstanding and there were 33,431 shares available for future grant. We will not grant any additional options under the 2005 Stock Plan after the effectiveness of our 2012 Equity Incentive Plan and the 2005 Stock Plan will terminate at that time.

Our original stock plan, the 2000 Stock Plan, has terminated and almost all options granted under that plan have been exercised or have expired. At January 31, 2012, options to purchase 1,263 shares of our common stock under the 2000 Stock Plan remained outstanding with a weighted-average exercise price of $246.60.

2012 Equity Incentive Plan

In April 2012, our board of directors adopted and our stockholders approved our 2012 Equity Incentive Plan, which will become effective on the date of this prospectus and will serve as the successor to our earlier stock plans. We have reserved 5,000,000 shares of our common stock for issuance under our 2012 Equity Incentive Plan. In addition, any shares not issued, or subject to outstanding grants, under our 2003 Stock Plan on the date of this prospectus, and any shares issued under our 2003 Stock Plan that are forfeited or repurchased by us or that are issuable upon the exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under our 2012 Equity Incentive Plan. The number of shares reserved for issuance under our 2012 Equity Incentive Plan will increase automatically on the first day of January of each of 2013 through 2020 by the number of shares equal to 4% of the total outstanding shares of our common stock as of the immediately preceding December 31st. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2012 Equity Incentive Plan:

•

shares subject to options or stock appreciation rights granted under our 2012 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option;

•	shares subject to awards granted under our 2012 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2012 Equity Incentive Plan that otherwise terminate without shares being issued; and

•	shares subject to awards granted under our 2012 Equity Incentive Plan that otherwise terminate without shares being issued.

Our 2012 Equity Incentive Plan will terminate in April 2022, unless it is terminated earlier by our board of directors. Our 2012 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance awards and stock bonuses. No person will be eligible to receive more than 4,000,000 shares in any calendar year under our 2012 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than 8,000,000 shares under the plan in the calendar year in which the employee commences employment.

Our 2012 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2012 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2012 Equity Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees. No more than 50,000,000 shares may be issued under the 2012 Equity Incentive Plan as incentive stock options. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2012 Equity Incentive Plan will be ten years, except that incentive stock options granted to 10% stockholders will have a maximum term of five years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service and/ or performance, and therefore, not be issued in exchange for cash.

Awards granted under our 2012 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2012 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, or for a period of 12 months in cases of death or disability. Options will generally terminate immediately upon termination of employment for cause.

If we are dissolved or liquidated or have a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change in control transaction. Unless the applicable option agreement provides otherwise, options held by current employees, directors and consultants will vest in full if they are not assumed or substituted.

2012 Employee Stock Purchase Plan

In April 2012, our board of directors adopted and our stockholders approved our 2012 Employee Stock Purchase Plan, which is a plan designed to enable eligible employees to purchase shares of our common stock periodically at a discount following the date of this prospectus. Purchases will be accomplished through participation in discrete offering periods. Our 2012 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We have reserved 1,500,000 shares of our common stock for issuance under our 2012 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2012 Employee Stock Purchase Plan will increase automatically on the first day of January of each of 2013 through 2020 by the number of shares equal to 1% of the total outstanding shares of our common stock as of the immediately preceding December 31st (rounded to the nearest whole share). However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. No other shares may be added to our 2012 Employee Stock Purchase Plan without the approval of our stockholders.

Our compensation committee will administer our 2012 Employee Stock Purchase Plan. Our employees will generally be eligible to participate in our 2012 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2012 Employee Stock Purchase Plan, are ineligible to participate in our 2012 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2012 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their cash compensation. We will also have the right to amend or terminate our 2012 Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2012 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

When an initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a nontransferable option to purchase shares in that offering period. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. Each offering period will run for no more than 24 months and consist of no more than 5 purchase periods. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period will be for 24 months (commencing each June 21 and December 21 on and after December 21, 2012) and will consist of four six-month purchase periods (June 21 to December 20 or December 21 to June 20). The first offering period and purchase period, respectively, will begin upon the effective date of this offering and will end on June 20, 2014 and December 20, 2012, respectively.

No participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding. The purchase price for shares of our common stock purchased under our 2012 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, each outstanding right to purchase shares under our 2012 Employee Stock Purchase Plan may be assumed or an equivalent option substituted by our successor corporation. In the event that our successor corporation refuses to assume or substitute the outstanding purchase rights, any offering periods that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2012 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Employees who have attained at least 21 years of age are generally eligible to participate in the plan on the first day of the calendar month following their respective dates of hire. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants that we make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Employer contributions that we make to the plan are generally deductible when made. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her pre-tax deferrals is 100% vested when contributed. Although the plan provides for a discretionary employer matching contribution, to date we have not made such a contribution on behalf of employees.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws or in these indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PARTIES, FOUNDERS AND CONTROL PERSONS

In addition to the compensation arrangements, including employment, termination of employment and change of control arrangements and indemnification arrangements, discussed, when required, above in the sections entitled “Management” and “Executive Compensation,” the registration rights described below under “Description of Capital Stock—Registration Rights,” and the voting rights in our fourth amended and restated voting agreement described above under “Management—Board of Directors Composition,” the following is a description of each transaction since August 1, 2008 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

In May 2010, we acquired all of the outstanding capital stock of Netcordia. In connection with that acquisition, we issued preferred stock, common stock and warrants to purchase preferred stock and common stock and we assumed outstanding options to purchase common stock. Three entities associated with Trinity Ventures, which currently holds more than 5% of our capital stock, received 5,359,521 shares of our Series F-2 preferred stock in exchange for its shares of Netcordia Series B preferred stock and 1,288,726 shares of our Series F-3 preferred stock in exchange for its shares of Netcordia Series B-1 preferred stock. These shares had an aggregate value of approximately $15.4 million. The shares of our Series F-2 and Series F-3 preferred stock will convert automatically into an aggregate of 3,309,279 shares of common stock upon the closing of this offering.

In April 2011, Mark S. Smith, our Executive Vice President, Worldwide Field Operations, married one of our long-tenured employees. She has remained our employee since her marriage. During 2011, she received aggregate cash compensation of $161,510. In addition, her current annual base salary is $150,000 and her on-target bonus under the Infoblox Bonus Plan—FY 2012 is $22,500. She has not been granted stock options or other equity awards since 2010.

Review, Approval or Ratification of Transactions With Related Parties

Our board of directors has adopted a written related person transactions policy, which will become effective upon the closing of this offering. Under this policy, the audit committee reviews transactions that may be “related-person transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed fiscal year, and their immediate family members.

This policy provides that, barring special facts or circumstances, a related person does not have a direct or indirect material interest in the following categories of transactions:

•	employment-related compensation to executive officers that is approved by the compensation committee;

•	compensation to non-employee directors that is approved by our board of directors and is required to be reported in our proxy statement;

•	transactions with another company at which:

•	the related person’s only relationship is as a beneficial owner of less than 10% of that company’s shares or as a limited partner holding interests of less than 10% in that partnership;

•	the related person is a director (and his or her interest in the transaction arises solely from his or her position as a director of that company);

•

charitable contributions, grants or endowments by us to a charitable organization, foundation or university at which the related person’s only relationship is as an employee (or at which the related person is a trustee, director or executive officer if the aggregate amount involved in our fiscal year does not exceed $300,000), or any non-discretionary matching contribution, grant or endowment made pursuant to a matching gift program;

•	transactions where the related person’s interest arises solely from the ownership of publicly traded securities issued by us and all holders of those securities receive proportional benefits;

•	ordinary course business travel and expenses, advances and reimbursements; and

•

payments made pursuant to (i) directors and officers insurance policies, (ii) our certificate of incorporation or bylaws, and/or (iii) any policy, agreement or instrument previously approved by our board of directors, such as indemnification agreements.

When transactions involving related persons do not fall into one of the above categories, they will be reviewed by our disclosure committee. The disclosure committee determines whether a related person could have a significant interest in such a transaction, and any such transaction is referred to the audit committee. Transactions may also be identified through our code of business conduct and ethics or other policies and procedures and reported to the audit committee. The audit committee will review the material facts of all related person transactions and either approve, disapprove, ratify, rescind, or take other appropriate action (in its discretion) with respect to the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information with respect to the beneficial ownership of our common stock as of January 31, 2012, after giving effect to the hiring of David N. Gee as our Executive Vice President, Marketing in March 2012, the resignation of one of our directors in April 2012 and option exercises by certain selling stockholders following January 31, 2012, and as adjusted to reflect the sale of common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares, except as noted below, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of January 31, 2012 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 38,105,206 shares of our common stock outstanding on January 31, 2012, which includes 26,841,363 shares of common stock resulting from the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering, as if this conversion had occurred as of January 31, 2012. Percentage ownership of our common stock after this offering assumes our sale of 5,744,343 shares of common stock in this offering. Percentage ownership of our common stock after the offering also assumes the issuance of 151,595 shares to be sold in this offering by certain selling stockholders upon the exercise of options and warrants in connection with and immediately prior to the sale of those shares by the selling stockholders in this offering (including the assumed net exercise of warrants outstanding as of January 31, 2012 at a weighted average exercise price of $2.38 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus)). Unless otherwise indicated, the address of each of the individuals and entities named below that owns 5% or more of our common stock is c/o Infoblox Inc., 4750 Patrick Henry Drive, Santa Clara, California 95054.

	Shares Beneficially Owned Prior to This Offering		Number of Shares Being Offered in this Offering	Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Shares	Percentage		Shares	%
Directors, Officers and 5% Stockholders
Sequoia Capital(1)	11,006,105	28.9%	—	11,006,105	25.0%
Michael L. Goguen
Tenaya Capital(2)	3,176,772	8.3	—	3,176,772	7.2
Thomas E. Banahan
Duchossois Technology Partners, L.L.C.(3)	2,951,900	7.7	—	2,951,900	6.7
Daniel J. Phelps
Robert D. Thomas(4)	2,983,882	7.5	—	2,983,882	6.6
Trinity Ventures(5)	2,393,704	6.3	—	2,393,704	5.4

	Shares Beneficially Owned Prior to This Offering		Number of Shares Being Offered in this Offering		Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Shares	Percentage			Shares	%
Remo E. Canessa(6)	940,857	2.4	—		940,857	2.1
Mark S. Smith(7)	878,992	2.3	—		878,992	2.0
Sohail M. Parekh(8)	604,664	1.6	—		604,664	1.4
Wendell Stephen Nye(9)	499,998	1.3	—		499,998	1.1
Frank J. Marshall(10)	65,855	*	—		65,855	*
Fred M. Gerson(11)	66,666	*	—		66,666	*
Laura C. Conigliaro(12)	—	—	—		—	*
All officers and directors as a group (12 persons)(13)	23,242,357	55.5			23,242,357	48.6
Certain Other Selling Stockholders
Open Prairie Ventures I, L.P.	1,548,429	4.1	466,666		1,081,763	2.5
John Peter Foley and Adrienne Foley as Community Property(14)	1,395,711	3.7	150,000		1,055,930	2.4
Donald Pyle Inc.§(15)	425,292	1.1	41,666		383,626	*
Co-Investment Fund II	383,626	1.0	191,813		191,813	*
Etienne Liu and Stephanie Rike as Community Property§(16)	233,574	*	23,333		210,241	*
Giri Iyer§(17)	202,497	*	20,250	†	182,247	*
Deborah R. Smith	186,445	*	149,166		37,279	*
Gold Hill Venture Lending 03, L.P.(18)	175,338	*	162,890	(19)	—	—
Michael B. Ford	167,688	*	33,333		134,355	*
Chaokoa Chang	155,166	*	16,666		138,500	*
James Ennis Jr.§(20)	136,102	*	13,610		122,492	*
Michael Connolly	130,277	*	13,750		116,527	*
Jon Bierman	121,596	*	11,666		109,930	*
Dirk Marichal§(21)	112,877	*	6,666	†	106,211	*
Lorraine Kagan Family Trust	100,365	*	50,000		50,365	*
Karl Driesen	98,801	*	16,666		82,135	*
The Barrett R Eldridge and Leslie A Eldrige 2002 Trust	96,770	*	20,000		76,770	*
Mark Himelstein	85,937	*	11,666		74,271	*
Patrick T. McCoy§	70,915	*	7,092		63,824	*
Stephen M. Garrison§(22)	70,000	*	7,000	†	63,000	*
Keith Milano§(23)	69,998	*	3,332	(24)	66,666	*
Anantharaman Shanker§(25)	61,247	*	6,125	†	55,122	*
Patrick J. Vogelsang§(26)	61,143	*	3,333	†	57,810	*
Greg O’Connell§(27)	58,917	*	5,892		53,025	*
Gregory Lanier	57,937	*	57,500		437	*
Brad L. Rossi	57,500	*	57,500		—	—
Ides Vanneuville	51,267	*	3,333		47,934	*
David R. Barry, Jr.§(28)	51,050	*	5,105	†	45,945	*
Peter Rostin§	50,666	*	5,000		45,666	*
Jan Ursi§(29)	40,888	*	2,500	†	38,388	*
Ivan Pulleyn	38,654	*	16,666		21,988	*
Betsy Atkins§	37,443	*	37,443		—	—
Yvonne Borell§(30)	34,165	*	3,416	†	30,749	*
Rabih Georges Sabbagh§(31)	33,331	*	2,166		31,165	*
Bhanu P. Mummaneni§(32)	31,371	*	3,000		28,371	*

	Shares Beneficially Owned Prior to This Offering		Number of Shares Being Offered in this Offering		Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Shares	Percentage			Shares	%
Gunnar Sjolund§(33)	29,665	*	1,000	†	28,665	*
Walter Henderson(34)	29,496	*	2,950		26,546	*
Craig Masters	29,205	*	5,666		23,539	*
Stephen Mock	29,166	*	2,916		26,250	*
Michael Lanksi§(35)	26,776	*	2,678	†	24,098	*
Wolfgang Huber§	25,207	*	7,666		17,541	*
Arlen Frew and Emily Frew as Community Property§(36)	24,999	*	1,333		23,666	*
Irwin Charles Stern and Debra Howard Stern as Joint Tenants with the Right of Survivorship§(37)	23,993	*	2,000		21,993	*
Ale Ahmed Mansoor§(38)	23,831	*	1,666	†	22,165	*
Stephen Judd Luckey§(39)	23,497	*	2,350	†	21,147	*
Stephen Kazan§(40)	23,332	*	2,333	†	20,999	*
Deepak Kumar§(41)	23,332	*	2,333	†	20,999	*
Manda Vijayram§(42)	22,998	*	2,300	†	20,698	*
Timothy J. Connelly(43)	22,852	*	2,285	†	20,567	*
Wissam Ali-Ahmad§(44)	20,165	*	2,016	†	18,149	*
Joseph D. Head§(45)	19,165	*	1,000	†	18,165	*
KD Mazboudi§(46)	19,164	*	833	†	18,331	*
Eric Carlson and Sarah T Carlson as TTEES for the Eric and Sarah Carlson Family Trust DTD 12/5/2000	19,097	*	2,666		16,431	*
John Saba§(47)	18,665	*	1,666	†	16,999	*
Gregory Ness and Teresa Ness as Community Property	18,371	*	7,666		10,705	*
Lester Igo(48)	17,996	*	1,800	†	16,196	*
Seth Hammerman and Joy K. Hammerman JTWROS(49)	15,833	*	1,583		14,250	*
All Other Selling Stockholders§(50)	365,743	*	70,741	(51)	295,002	*

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
†	Represents shares that will be acquired by this selling stockholder through an option exercise at the closing of this offering in order to sell the underlying shares of common stock in this offering.
§	Identifies a person who is one of our current employee or was an employee of ours within the past three years.
(1)	Represents 6,875,301 shares held by Sequoia Capital X, 1,800,843 shares held by Sequoia Capital Franchise Fund, 990,300 shares held by Sequoia Technology Partners X, 613,001 shares held by Sequoia Capital X Principals Fund, 461,849 shares held by Sequoia Capital IX, 245,568 shares held by Sequoia Capital Franchise Partners and 19,243 shares held by Sequoia Capital Entrepreneurs Annex Fund (together, the “Sequoia Capital Funds”). SCFF Management, LLC is the sole general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners. SC IX.I Management, LLC is the sole general partner of Sequoia Capital IX and Sequoia Capital Entrepreneurs Annex Fund. SC X Management, LLC is the sole general partner of Sequoia Capital X and Sequoia Technology Partners X and the managing member of Sequoia Capital X Principals Fund. Michael L. Goguen, one of our directors, Michael Moritz, Douglas M. Leone and Mark A. Stevens are the managing members of SCFF Management, LLC, SC IX.I Management, LLC and SC X Management, LLC, and thus may be deemed to have shared voting and investment power over the shares held by the Sequoia Capital Funds. The address for Mr. Goguen and each of these entities is 3000 Sand Hill Road, Building 4, Suite 250, Menlo Park, California 94025.
(2)

Represents 1,143,512 shares held by Tenaya Capital IV-P, L.P., 1,097,309 shares held by Tenaya Capital IV-C, L.P. and 935,951 shares held by Tenaya Capital IV, LP. The general partner of Tenaya Capital IV-C,

L.P. and Tenaya Capital IV-P, L.P is Tenaya Capital IV GP, LP, whose general partner is Tenaya Capital IV, GP, LLC. The general partner of Tenaya Capital IV, LP is Tenaya Capital IV Annex GP, LLC. Thomas E. Banahan, one of our directors, Ben Boyer, Stewart Gollmer, Brian Melton and Brian Paul are the managing members of Tenaya Capital IV Annex GP, LLC. and Tenaya Capital IV, GP, LLC and share voting and dispositive power over the shares held by those funds. The address for Mr. Banahan and each of these entities is 2965 Woodside Road, Suite A, Woodside, California 94062.
(3)	Mr. Phelps, one of our directors, Craig Duchossois, Robert Fealy and Rohit Seth are the managing members of Duchossois Technology Partners and thus may be deemed to have shared voting and investment power over the shares held by Duchossois Technology Partners. The address for Mr. Phelps and Duchossois Technology Partners is 845 Larch Avenue, Elmhurst, Illinois 60126-1196.
(4)	Includes 1,432,216 shares subject to options held by Mr. Thomas that are exercisable within 60 days of January 31, 2012, of which 649,440 are unvested and would, if Mr. Thomas exercised them, be subject to a right of repurchase in our favor upon Mr. Thomas’ cessation of service prior to vesting.
(5)	Represents 2,194,004 shares and 130,410 shares issuable upon the exercise of warrants exercisable within 60 days of January 31, 2012 held by Trinity Ventures IX, L.P.; 36,733 shares and 2,216 shares issuable upon the exercise of warrants exercisable within 60 days of January 31, 2012 held by Trinity IX Entrepreneurs’ Fund, L.P., and 28,649 shares and 1,692 shares issuable upon the exercise of warrants exercisable within 60 days of January 31, 2012 held by Trinity IX Side-By-Side Fund, L.P. Trinity TVL IX, LLC is the general partner of Trinity Ventures IX, L.P., Trinity IX Entrepreneurs’ Fund, L.P. and Trinity IX Side-By-Side Fund, L.P. Noel J. Fenton, Kathleen A. Murphy, Patricia E. Nakache, Lawrence K. Orr, Augustus O. Tai and Fred Wang are the managing members of Trinity TVL IX LLC and may be deemed to have shared voting and investment control with respect to these shares. The address of Trinity Ventures is 3000 Sand Hill Road, Building 4, Suite 160, Menlo Park, California 94025.
(6)	Represents 326,250 shares held by Mr. Canessa, 27,500 shares held by each of John and Lindsey Canessa, his minor children, and 559,607 shares subject to options held by Mr. Canessa that are exercisable within 60 days of January 31, 2012, of which 299,595 are unvested and would, if Mr. Canessa exercised them, be subject to a right of repurchase in our favor upon Mr. Canessa’s cessation of service prior to vesting.
(7)	Represents 256,888 shares held by Mr. Smith, 10,000 shares held by Jennifer Jasper Smith, Mr. Smith’s wife, 592,939 shares subject to options held by Mr. Smith that are exercisable within 60 days of January 31, 2012, of which 299,595 are unvested and would, if Mr. Smith exercised them, be subject to a right of repurchase in our favor upon Mr. Smith’s cessation of service prior to vesting and 19,165 shares subject to options held by Mrs. Smith that are exercisable within 60 days of January 31, 2012, of which 1,978 are unvested and would, if Mrs. Smith exercised them, be subject to a right of repurchase in our favor upon Mrs. Smith’s cessation of service prior to vesting.
(8)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 208,331 of which are unvested and would, if Mr. Parekh exercised them, be subject to a right of repurchase in our favor upon Mr. Parekh’s cessation of service prior to vesting
(9)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, of which 309,026 are unvested and would, if Mr. Nye exercised them, be subject to a right of repurchase in our favor upon Mr. Nye’s cessation of service prior to vesting.
(10)	Represents 12,766 shares held by the Frank and Judith Marshall Living Trust and 53,089 shares held by Big Basin Partners LP. Mr. Marshall is a trustee of the Frank and Judith Marshall Living Trust, and a general partner of Big Basin Partners LP.
(11)	Represents 10,000 shares held by Mr. Gerson which were early exercised and are subject to a lapsing right of repurchase in our favor upon Mr. Gerson’s cessation of service prior to vesting, and 56,666 shares subject to options held by Mr. Gerson that are exercisable within 60 days of January 31, 2012, all of which are unvested and would, if Mr. Gerson exercised them, be subject to a right of repurchase in our favor upon Mr. Gerson’s cessation of service prior to vesting.
(12)	Ms. Conigliaro was appointed to our board of directors, effective as of January 20, 2012. On March 8, 2012, she was granted options to purchase 66,666 shares, all of which are unvested and early exercisable and, if exercised, would be subject to a right of repurchase in our favor upon Ms. Conigliaro’s cessation of service prior to vesting.

(13)	Includes 3,831,921 shares subject to options that are exercisable within 60 days of January 31, 2012, of which 1,901,307 are unvested and, if exercised, would be subject to a right of repurchase in our favor upon cessation of service.
(14)	Represents 1,205,930 shares held by John Peter Foley and Adrienne Foley as Community Property and 189,781 shares held by Peter Foley.
(15)	Represents shares held by Donald Pyle Inc. Donald Pyle Inc. is owned by Donald Pyle ESBT Trust, of which Donald Pyle is the trustee.
(16)	Represents 33,333 shares held by Etienne Liu and Stephanie Rike as Community Property and 200,241 shares subject to options held by Etienne Liu that are exercisable within 60 days of January 31, 2012 of which 79,166 are unvested and would, if Mr. Liu exercised them, be subject to a right of repurchase in our favor upon Mr. Liu’s cessation of service prior to vesting.
(17)	Represents 56,666 shares held by Mr. Iyer and 145,831 shares subject to options held by Mr. Iyer that are exercisable within 60 days of January 31, 2012, of which 24,999 are unvested and would, if Mr. Iyer exercised them, be subject to a right of repurchase in our favor upon Mr. Iyer’s cessation of service prior to vesting.
(18)	Represents 67,945 shares and 107,393 shares issuable upon the exercise of warrants that are exercisable within 60 days of January 31, 2012.
(19)	Includes 55,497 shares to be sold following the net exercise of warrants held by Gold Hill Venture Lending 03, L.P., based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus).
(20)	Represents 41,869 shares held by Mr. Ennis and 94,233 shares subject to options held by Mr. Ennis that are exercisable within 60 days of January 31, 2012, of which 41,253 are unvested and would, if Mr. Ennis exercised them, be subject to a right of repurchase in our favor upon Mr. Ennis’ cessation of service prior to vesting.
(21)	Represents 14,583 shares held by Mr. Marichal and 98,924 shares subject to options held by Mr. Marichal that are exercisable within 60 days of January 31, 2012.
(22)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 48,126 of which are unvested and would, if Mr. Garrison exercised them, be subject to a right of repurchase in our favor upon Mr. Garrison’s cessation of service prior to vesting.
(23)	Represents 666 shares held by Mr. Milano and 69,332 shares subject to options held by Mr. Milano that are exercisable within 60 days of January 31, 2012, of which 10,417 are unvested and would, if Mr. Milano exercised them, be subject to a right of repurchase in our favor upon Mr. Milano’s cessation of service prior to vesting.
(24)	Represents 2,666 shares that will be acquired by Mr. Milano through an option exercise at the closing of this offering in order to sell the underlying shares of common stock in this offering and 666 shares to be sold by Mr. Milano.
(25)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 16,460 of which are unvested and would, if Mr. Shanker exercised them, be subject to a right of repurchase in our favor upon Mr. Shanker’s cessation of service prior to vesting.
(26)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 16,078 of which are unvested and would, if Mr. Vogelsang exercised them, be subject to a right of repurchase in our favor upon Mr. Vogelsang’s cessation of service prior to vesting.
(27)	Represents 28,026 shares held by Mr. O’Connell and 30,891 shares subject to options held by Mr. O’Connell that are exercisable within 60 days of January 31, 2012, of which 18,826 are unvested and would, if Mr. O’Connell exercised them, be subject to a right of repurchase in our favor upon Mr. O’Connell’s cessation of service prior to vesting.
(28)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 23,907 of which are unvested and would, if Mr. Barry exercised them, be subject to a right of repurchase in our favor upon Mr. Barry’s cessation of service prior to vesting.
(29)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012.
(30)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 7,500 of which are unvested and would, if Ms. Borell exercised them, be subject to a right of repurchase in our favor upon Ms. Borell’s cessation of service prior to vesting.

(31)	Represents 26,332 shares held by Mr. Sabbagh and 26,332 shares subject to options held by Mr. Sabbagh that are exercisable within 60 days of January 31, 2012, of which 14,272 are unvested and would, if Mr. Sabbagh exercised them, be subject to a right of repurchase in our favor upon Mr. Sabbagh’s cessation of service prior to vesting.
(32)	Represents 11,666 shares held by Mr. Mummaneni and 19,705 shares subject to options held by Mr. Mummaneni that are exercisable within 60 days of January 31, 2012, of which 8,099 are unvested and would, if Mr. Mummaneni exercised them, be subject to a right of repurchase in our favor upon Mr. Mummaneni’s cessation of service prior to vesting.
(33)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 13,113 of which are unvested and would, if Mr. Sjolund exercised them, be subject to a right of repurchase in our favor upon Mr. Sjolund’s cessation of service prior to vesting.
(34)	Represents 11,666 shares held by Mr. Henderson and 17,830 shares subject to options held by Mr. Henderson that are exercisable within 60 days of January 31, 2012, of which 8,564 are unvested and would, if Mr. Henderson exercised them, be subject to a right of repurchase in our favor upon Mr. Henderson’s cessation of service prior to vesting.
(35)	Represents 15,000 shares held by Mr. Lanski and 11,776 shares subject to options held by Mr. Lanski that are exercisable within 60 days of January 31, 2012, of which 1,688 are unvested and would, if Mr. Lanski exercised them, be subject to a right of repurchase in our favor upon Mr. Lanski’s cessation of service prior to vesting.
(36)	Represents 13,333 shares held by Arlen Frew and Emily Frew as Community Property and 11,666 shares subject to options held by Arlen Frew that are exercisable within 60 days of January 31, 2012, of which 10,543 are unvested and would, if Mr. Frew exercised them, be subject to a right of repurchase in our favor upon Mr. Frew’s cessation of service prior to vesting.
(37)	Represents 6,666 shares held by Irwin Charles Stern and Debra Howard Stern as Joint Tenants with the Right of Survivorship and 17,327 shares subject to options held by Mr. Stern that are exercisable within 60 days of January 31, 2012, of which 3,584 are unvested and would, if Mr. Stern exercised them, be subject to a right of repurchase in our favor upon Mr. Stern’s cessation of service prior to vesting.
(38)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 4,553 of which are unvested and would, if Mr. Mansoor exercised them, be subject to a right of repurchase in our favor upon Mr. Mansoor’s cessation of service prior to vesting.
(39)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 7,376 of which are unvested and would, if Mr. Luckey exercised them, be subject to a right of repurchase in our favor upon Mr. Luckey’s cessation of service prior to vesting.
(40)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 13,612 of which are unvested and would, if Mr. Kazan exercised them, be subject to a right of repurchase in our favor upon Mr. Kazan’s cessation of service prior to vesting.
(41)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 14,098 of which are unvested and would, if Mr. Kumar exercised them, be subject to a right of repurchase in our favor upon Mr. Kumar’s cessation of service prior to vesting.
(42)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 12,021 of which are unvested and would, if Mr. Vijayram exercised them, be subject to a right of repurchase in our favor upon Mr. Vijayram’s cessation of service prior to vesting.
(43)	Represents shares subject to options that are exercisable within 60 days of January 31, 2012, 8,849 of which are unvested and would, if Mr. Connelly exercised them, be subject to a right of repurchase in our favor upon Mr. Connelly’s cessation of service prior to vesting.
(44)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 10,834 of which are unvested and would, if Mr. Ali-Ahmad exercised them, be subject to a right of repurchase in our favor upon Mr. Ali-Ahmad’s cessation of service prior to vesting.
(45)	Represents 13,333 shares held by Joseph D. Head and 5,832 shares subject to options held by Mr. Head that are exercisable within 60 days of January 31, 2012, of which 3,542 are unvested and would, if Mr. Head exercised them, be subject to a right of repurchase in our favor upon Mr. Head’s cessation of service prior to vesting.

(46)	Represent shares subject to options that are exercisable within 60 days of January 31, 2012, 5,696 of which are unvested and would, if Mr. Mazboudi exercised them, be subject to a right of repurchase in our favor upon Mr. Mazboudi’s cessation of service prior to vesting.
(47)	Represents 14,999 shares held by John Saba and 3,666 shares subject to options held by Mr. Saba that are exercisable within 60 days of January 31, 2012, of which 1,666 are unvested and would, if Mr. Saba exercised them, be subject to a right of repurchase in our favor upon Mr. Saba’s cessation of service prior to vesting.
(48)	Represents 8,333 shares held by Mr. Igo and 9,663 shares subject to options held by Mr. Igo that are exercisable within 60 days of January 31, 2012, of which 1,793 are unvested and would, if Mr. Igo exercised them, be subject to a right of repurchase in our favor upon Mr. Igo’s cessation of service prior to vesting.
(49)	Represents 5,590 shares held by Seth Hammerman and Joy K. Hammerman JTWROS and 10,243 shares subject to options held by Mr. Hammerman that are exercisable within 60 days of January 31, 2012, of which 5,070 are unvested and would, if Mr. Hammerman exercised them, be subject to a right of repurchase in our favor upon Mr. Hammerman’s cessation of service prior to vesting.
(50)	Represents 365,743 shares held by 52 selling stockholders not listed above who, as a group, owned less than 1% of the outstanding common stock prior to this offering. Of the 365,743 shares, 43,091 are unvested and, if exercised, would be subject to a right of repurchase in our favor upon cessation of service. Of these selling stockholders, 32 are our current or former (within the past three years) employees.
(51)	Includes 15,419 shares to be acquired by certain selling stockholders through option exercises at the closing of this offering in order to sell the underlying shares of common stock in this offering.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation, restated bylaws, and investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

Assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur upon the closing of this offering, as of January 31, 2012, there were 38,105,206 shares of our common stock outstanding, held by 423 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” above.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Our restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of January 31, 2012, we had outstanding options to purchase an aggregate of 11,016,430 shares of our common stock, with a weighted-average exercise price of $5.23, pursuant to our 2000 Stock Plan, 2003 Stock Plan and 2005 Stock Plan. Selling stockholders will acquire a total of 96,098 shares of our common stock upon the exercise of options outstanding as of January 31, 2012 in order to sell those shares in this offering.

Warrants

As of January 31, 2012, we had outstanding the following warrants to purchase shares of our capital stock. These warrants were issued in May 2010 to warrantholders of Netcordia in connection with our acquisition of Netcordia.

Type of Capital Stock	Total Number of Shares Subject to Warrants		Exercise Price Per Share	Expiration Dates
Common stock	336,488	(1)	$0.07	May – July 2018
Series F-1 preferred stock	26,893		1.07	May 22, 2013
Series F-2 preferred stock	39,526		1.61	June 25, 2014
Series F-3 preferred stock	103,098	(2)	1.55	July 30, 2018

(1)	33,579 shares of these shares will be acquired or tendered by a selling stockholder upon the assumed net exercise of warrants, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) at the closing of this offering in order to sell the 33,424 shares issued thereupon in this offering.
(2)	All of these shares will be acquired or tendered by a selling stockholder upon the assumed net exercise of warrants, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) at the closing of this offering in order to sell the 22,073 shares of common stock issued thereupon in this offering.

Immediately following the closing of this offering, all warrants to purchase shares of our Series F-1 and Series F-2 preferred stock will convert automatically into warrants to purchase an aggregate of 56,505 shares of our common stock. The exercise prices of these warrants may be paid either in cash or by surrendering the right to receive shares of our common stock having a value equal to the exercise price.

Registration Rights

Pursuant to the terms of our third amended and restated investors’ rights agreement, immediately following this offering, after giving effect to the sale of shares by certain selling stockholders with registration rights, the holders of 26,075,491 shares of our common stock will be entitled to all of the rights with respect to the registration of these shares described below. The holders of an additional 22,139 shares of common stock (excluding 22,073 shares to be acquired by a selling stockholder upon the assumed net exercise of warrants to purchase shares of preferred stock outstanding as of January 31, 2012 at a exercise price of $4.65 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and the conversion of the shares received into shares of our common stock in order to sell those shares in this offering) have the right to require us to include their shares in any registration statement we file and to request that we register all or part of their shares on Form S-3, in each case as described below.

Demand Registration Rights

At any time after May 1, 2012, the holders of at least 30% of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $10.0 million. We are only required to file three registration statements that are declared effective upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders and we do not otherwise seek effectiveness of a registration statement, except for sales of shares of participants in one of our stock plans or for a corporate reorganization or acquisition, during the 120-day period.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to sales of shares of participants in one of our stock plans, a registration relating to a corporate reorganization or acquisition or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, because of market conditions, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

Form S-3 Registration Rights

The holders of then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public, net of underwriters’ discounts and commissions, of the shares offered is at least $2.5 million. The stockholders may only require us to effect two registration statements on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders and we do not otherwise seek effectiveness of a registration statement, except for sales of shares of participants in one of our stock plans or for a corporate reorganization or acquisition, during the 120-day period.

Expenses of Registration Rights

We generally will pay all expenses, other than underwriting discounts and commissions and the reasonable fees and disbursements of more than one counsel for the selling stockholders, incurred in connection with the registrations described above.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the fifth anniversary of the closing of this offering or when that holder can sell all of its registrable securities without restriction under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors Composition.”

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Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting.

•	Directors Removed Only for Cause. Our restated certificate of incorporation provides that stockholders may remove directors only for cause.

•

Amendment of Charter Provisions. Any amendment of the above provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Listing

Our common stock has been approved for listing on the NYSE under the symbol “BLOX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Although we expect that our common stock will be approved for listing on the New York Stock Exchange, we cannot assure you that there will be an active public market for our common stock following the offering. If an active public market does develop, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, in that market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Following the closing of this offering, based on the number of shares of our capital stock outstanding as of January 31, 2012 and after giving effect to the issuance of 151,595 shares of our common stock to be acquired by certain selling stockholders through option or warrant exercises at the closing of this offering (including the assumed net exercise of warrants outstanding as of January 31, 2012 at a weighted average exercise price of $2.38 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus)) in order to sell those shares in this offering, we will have a total of 44,001,144 shares of our common stock outstanding. Of these outstanding shares, all of the 7,500,000 shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of January 31, 2012, shares will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, the 7,500,000 shares sold in this offering will be immediately available for sale in the public market;

•

Beginning 181 days after the date of this prospectus, subject to extension as described in “Underwriters” below, 36,460,727 additional shares will become eligible for sale in the public market, of which 19,400,436 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

The remainder of the shares will be eligible for sale in the public market from time to time thereafter upon the lapse of our right of repurchase with respect to any unvested shares, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up/Market Standoff Agreements

All of our directors and officers and substantially all of our security holders are subject to lock-up agreements or market standoff provisions that, subject to exceptions described in the section entitled “Underwriters” below, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 440,011 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options

As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Warrants

As of January 31, 2012, after giving effect to the assumed net exercise at the closing of this offering of warrants to purchase 67,945 shares (on an as-converted to common stock basis) outstanding as of January 31, 2012 at a weighted average exercise price of $2.38 per share, based upon an assumed initial public offering price of $13.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), in order to sell those shares in this offering, we had outstanding warrants that, following the closing of this offering, will entitle their holders to purchase 325,048 shares of common stock. These warrants contain net exercise provisions. These provisions allow the holders to exercise their warrants for a lesser number of shares of common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise. Because these warrants have been held for at least one year, any shares of common stock issued upon their net exercise could be publicly sold under Rule 144 following closing of this offering and the expiration of any lock-up or market standoff agreements.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our securityholders to sell our common stock. Registration of the sale of these shares under the Securities Act following the expiration of any lockups or market standoff agreements would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. Except to the limited extent below, this summary does not address tax considerations arising under estate or gift tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any other entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder, other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding U.S. federal income tax consequences of the ownership of our common stock.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an applicable IRS form W-8 (generally Form W-8ECI) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits and subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends that you receive that are effectively connected with your conduct of a U.S. trade or business, subject to certain adjustments, may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period that is specified in the Code.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock that is held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding (currently at a rate of 28%, which is scheduled to increase to 31% for payments made after December 31, 2012) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislative Developments

Recent legislation, which will be phased in beginning on January 1, 2014, generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial institutions, as specifically defined in this new legislation) of dividends on, and the gross proceeds of dispositions of, U.S. common stock, unless various U.S. information reporting and due diligence requirements (that are different from, and in addition to, the beneficial owner certification requirements described above) have been satisfied that generally relate to ownership by U.S. persons of interests in or accounts with those entities. You should consult your tax advisor regarding the possible implications of this legislation on your investment in our common stock.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives and lead book-running managers for this offering. UBS Securities LLC is acting as a joint book-running manager for this offering. The underwriters have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
UBS Securities LLC
Pacific Crest Securities LLC
JMP Securities LLC
Stephens Inc.

Total	7,500,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the initial public offering price. Any underwriter may allow a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,125,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of our common stock from us.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds before expenses, to us	$	$	$
Proceeds before expenses, to selling stockholders	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $4.2 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol “BLOX.” We, all of our directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale and transfer of shares of common stock by a holder to the underwriters in this offering pursuant to the terms of an underwriting agreement;

•

the transfer of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (i) to an immediate family member or to a trust formed for the benefit of an immediate family member, (ii) by bona fide gift, will or intestacy, (iii) if the holder is a corporation, partnership or other business entity (A) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with the holder or (B) as part of a disposition, transfer or distribution by the holder to its equity holders or (iv) if the holder is a trust, to a trustor or beneficiary of the trust, provided that in the case of any transfer or distribution pursuant to clause (B), (I) each transferee, donee or distributee must sign and deliver a lock-up agreement, (II) no filing under the Exchange Act shall be required or made and (III) in the cases of clauses (i), (ii), (iii)(B) and (iv) above, such transfer or distribution does not involve a disposition for value;

•

the transfer of shares of common stock or any securities convertible into common stock to us pursuant to equity plans set forth in this prospectus on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the holder in connection with such vesting or exercise, provided no filing under the Exchange Act shall be required or made;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act shall be required or made;

•

the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to agreements under which we have the option to repurchase such shares upon termination of service of the holder; provided no filing under the Exchange Act shall be required or made; and

•

the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or a material news event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In the ordinary course of business, we have sold, and may in the future sell, products or services to one or more of the underwriters in arms-length transactions on market competitive terms.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or CO, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of our common stock offered by this prospectus. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, is representing the underwriters in this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at July 31, 2010 and 2011, and for each of the three fiscal years in the period ended July 31, 2011, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, has audited the consolidated financial statements of Netcordia, Inc. at December 31, 2008 and 2009, and for the years then ended, as set forth in their report. We have included the consolidated financial statements of Netcordia, Inc. in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by the filed exhibit. A copy of the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infoblox Inc.

We have audited the accompanying consolidated balance sheets of Infoblox Inc. as of July 31, 2010 and 2011, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended July 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infoblox Inc. at July 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 2011 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, Description of the Business and Summary of Significant Accounting Policies, in Notes to Consolidated Financial Statements, Infoblox Inc. changed its method of accounting for revenue recognition with the adoption of amendments to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) resulting from Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements, and Accounting Standards Update No. 2009-14, Certain Revenue Arrangements That Include Software Elements, both adopted effective August 1, 2009.

Ernst & Young LLP

San Jose, California

September 1, 2011

except for the last paragraph of Note 1,

as to which the date is

April     , 2012

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in the last paragraph of Note 1 to the financial statements.

/s/ Ernst & Young LLP

San Jose, California

April 5, 2012

INFOBLOX INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	July 31, 2010	July 31, 2011	January 31, 2012	Pro Forma Stockholders’ Equity as of January 31, 2012
			(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,390	$42,207	$49,983
Accounts receivable, net of allowances of $1,068, $539 and $487 as of July 31, 2010 and 2011 and January 31, 2012 (unaudited)	12,873	20,683	22,423
Inventory	1,583	1,506	1,664
Deferred tax assets	817	1,606	1,604
Prepaid expenses and other current assets	2,271	3,832	4,122

Total current assets	44,934	69,834	79,796

Property and equipment, net	2,060	5,087	5,569
Goodwill	32,241	32,726	32,726
Intangible assets	11,161	10,679	9,118
Restricted cash	701	732	502
Other assets	107	959	2,851

TOTAL ASSETS	$91,204	$120,017	$130,562

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$4,990	$9,499	$9,562
Accrued compensation	4,780	6,985	7,043
Deferred revenue, net	31,006	44,094	51,347

Total current liabilities	40,776	60,578	67,952
Deferred revenue, net	11,743	17,905	19,659
Convertible preferred stock warrant liability	265	398	478	$—
Deferred tax liability	817	1,537	1,537
Other liabilities	96	1,125	959

TOTAL LIABILITIES	53,697	81,543	90,585

Commitments and contingencies (Note 7)

Convertible preferred stock, $0.0001 par value per share—85,128,977 shares authorized; 80,512,394 shares issued and outstanding as of July 31, 2010 and 2011 and January 31, 2012 (unaudited); aggregate liquidation preference of $95,717 as of July 31, 2011 and January 31, 2012 (unaudited), actual; no shares issued or outstanding, pro forma (unaudited)	107,506	107,506	107,506	—

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $0.0001 par value per share—150,000,000 shares authorized; 9,482,604, 11,038,704 and 11,263,843 shares issued and outstanding as of July 31, 2010 and 2011 and January 31, 2012 (unaudited), actual; 38,105,206 shares issued and outstanding, pro forma (unaudited)	1	1	1	4
Additional paid-in capital	24,604	30,893	35,241	143,222
Accumulated deficit	(94,604)	(99,926)	(102,771)	(102,771)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(69,999)	(69,032)	(67,529)	$40,455

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)	$91,204	$120,017	$130,562

The accompanying notes are an integral part of these consolidated financial statements.

INFOBLOX INC.

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Net revenue:
Products and licenses	$35,358	$65,849	$80,274	$37,810	$46,238
Services	26,355	36,319	52,561	23,845	34,504

Total net revenue	61,713	102,168	132,835	61,655	80,742
Cost of revenue:
Products and licenses	9,036	13,770	16,652	7,465	9,724
Services	6,120	8,183	12,187	5,627	7,307

Total cost of revenue	15,156	21,953	28,839	13,092	17,031

Gross profit	46,557	80,215	103,996	48,563	63,711

Operating expenses:
Research and development	15,396	18,066	29,605	12,784	17,885
Sales and marketing	34,685	45,413	67,390	30,590	40,278
General and administrative	6,553	8,380	10,831	4,531	7,393

Total operating expenses	56,634	71,859	107,826	47,905	65,556

Income (loss) from operations	(10,077)	8,356	(3,830)	658	(1,845)
Other income (expense):
Interest income, net	35	13	40	18	23
Other expense, net	(98)	(370)	(730)	(346)	(362)

Total other income (expense)	(63)	(357)	(690)	(328)	(339)

Income (loss) before provision for income taxes	(10,140)	7,999	(4,520)	330	(2,184)
Provision for income taxes	276	1,011	802	462	661

Net income (loss)	$(10,416)	$6,988	$(5,322)	$(132)	$(2,845)

Net income (loss) attributable to common stockholders:
Basic	$(10,416)	$101	$(5,322)	$(132)	$(2,845)

Diluted	$(10,416)	$124	$(5,322)	$(132)	$(2,845)

Net income (loss) per share attributable to common stockholders:
Basic	$(1.50)	$0.01	$(0.54)	$(0.01)	$(0.26)

Diluted	$(1.50)	$0.01	$(0.54)	$(0.01)	$(0.26)

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	6,966,448	7,767,516	9,933,362	9,584,691	11,086,609

Diluted	6,966,448	10,280,881	9,933,362	9,584,691	11,086,609

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic and Diluted			$(0.14)		$(0.07)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders (unaudited):
Basic and Diluted			36,774,725		37,927,972

The accompanying notes are an integral part of these consolidated financial statements.

INFOBLOX INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at July 31, 2008	67,778,389	$77,916	6,907,129	$1	$5,337	$(91,176)	$(85,838)
Issuance of common stock under the 2003 stock option plan	—	—	263,274	—	241	—	241
Vesting of early exercised common stock options	—	—	—	—	198	—	198
Stock-based compensation	—	—	—	—	1,460	—	1,460
Net loss and comprehensive loss	—	—	—	—	—	(10,416)	(10,416)

Balance at July 31, 2009	67,778,389	77,916	7,170,403	1	7,236	(101,592)	(94,355)
Issuance of common stock under the 2003 and 2005 stock option plans	—	—	709,657	—	713	—	713
Vesting of early exercised common stock options	—	—	—	—	60	—	60
Issuance of common and convertible preferred stock in connection with acquisition	12,734,005	29,590	1,602,544	—	10,145	—	10,145
Issuance of common stock warrants in connection with acquisition	—	—	—	—	2,130	—	2,130
Issuance of common stock options in connection with acquisition	—	—	—	—	1,632	—	1,632
Stock-based compensation	—	—	—	—	2,688	—	2,688
Net income and comprehensive income	—	—	—	—	—	6,988	6,988

Balance at July 31, 2010	80,512,394	107,506	9,482,604	1	24,604	(94,604)	(69,999)
Issuance of common stock under the 2003 and 2005 stock option plans	—	—	1,556,100	—	1,020	—	1,020
Vesting of early exercised common stock options	—	—	—	—	52	—	52
Stock-based compensation	—	—	—	—	5,133	—	5,133
Excess tax benefit from employee stock option plans	—	—	—	—	84	—	84
Net loss and comprehensive loss	—	—	—	—	—	(5,322)	(5,322)

Balance at July 31, 2011	80,512,394	107,506	11,038,704	1	30,893	(99,926)	(69,032)
Issuance of common stock under the 2003 and 2005 stock option plans (unaudited)	—	—	225,139	—	516	—	516
Vesting of early exercised common stock options (unaudited)	—	—	—	—	95	—	95
Stock-based compensation (unaudited)	—	—	—	—	3,737	—	3,737
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	(2,845)	(2,845)

Balance at January 31, 2012 (unaudited)	80,512,394	$107,506	11,263,843	$1	$35,241	$(102,771)	$(67,529)

The accompanying notes are an integral part of these consolidated financial statements.

INFOBLOX INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(10,416)	$6,988	$(5,322)	$(132)	$(2,845)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,417	1,921	5,094	2,299	2,864
Stock-based compensation	1,460	2,688	5,133	2,445	3,737
Change in fair value of convertible preferred stock warrant liability	—	—	133	118	80
Excess tax benefit from employee stock option plans	—	—	(84)	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	398	(2,040)	(7,513)	(4,821)	(1,740)
Inventory	(145)	(526)	77	(83)	(158)
Prepaid expenses and other current assets	211	(764)	(1,561)	(1,143)	(287)
Other assets	8	(18)	(696)	(1,013)	(1,660)
Accounts payable and accrued liabilities	(484)	668	4,370	(675)	63
Accrued compensation	(818)	1,062	2,096	803	58
Deferred revenue, net	9,591	5,294	18,924	10,735	9,007
Other liabilities	—	10	851	571	(73)

Net cash provided by operating activities	1,222	15,283	21,502	9,104	9,046

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions, net of cash acquired	—	1,267	(1,972)	—	—
Purchase of intangible assets	—	—	(1,000)	—	—
Purchases of property and equipment	(597)	(1,547)	(4,786)	(1,337)	(1,786)
Decrease (increase) in restricted cash	250	(574)	(31)	200	—

Net cash used in investing activities	(347)	(854)	(7,789)	(1,137)	(1,786)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net	241	713	1,020	548	516
Excess tax benefit from employee stock option plans	—	—	84	—	—

Net cash provided by financing activities	241	713	1,104	548	516

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,116	15,142	14,817	8,515	7,776
CASH AND CASH EQUIVALENTS—Beginning of period	11,132	12,248	27,390	27,390	42,207

CASH AND CASH EQUIVALENTS—End of period	$12,248	$27,390	$42,207	$35,905	$49,983

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes	$95	$1,290	$1,018	$599	$625

Cash purchase consideration for SolSoft acquisition held in escrow as restricted cash	$—	$—	$230	$—	$—

Change in long-term liability due to vesting of early exercised stock options, net	$198	$60	$52	$29	$95

The accompanying notes are an integral part of these consolidated financial statements.

INFOBLOX INC.

Notes to Consolidated Financial Statements

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

1.	Description of the Business and Summary of Significant Accounting Policies

Business

Infoblox Inc. (together with our subsidiaries, “we” or “our”) was originally incorporated in the State of Illinois in February 1999 and was reincorporated in the State of Delaware in May 2003. We are headquartered in Santa Clara, California and have subsidiaries and representative offices located throughout the world. We provide a broad family of enterprise and service provider-class solutions to automate management of the critical network infrastructure services needed for secure, scalable and fault-tolerant connections between applications, devices and users.

On May 1, 2010, we acquired Netcordia, Inc. (“Netcordia”). As a result of the acquisition, Netcordia became our wholly-owned subsidiary. Netcordia’s results are included prospectively in the accompanying consolidated financial statements after May 1, 2010.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of our consolidated financial position, results of operations and cash flows for the periods presented. The accompanying consolidated financial statements include the accounts of Infoblox Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Those management estimates and assumptions affect revenue recognition, determination of fair value of stock-based awards, valuation of goodwill and intangible assets acquired, impairment of goodwill and other intangible assets, amortization of intangible assets, contingencies and litigation, accounting for income taxes, including the valuation reserve on deferred tax assets and uncertain tax positions, allowances for doubtful accounts and sales returns and valuation of inventory. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates and assumptions, and those differences could be material to the consolidated financial statements.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of January 31, 2012, the interim consolidated statements of operations and cash flows for the six months ended January 31, 2011 and 2012 and the interim consolidated statement of convertible preferred stock and stockholders’ equity (deficit) for the six months ended January 31, 2012 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, that we believe are necessary to present fairly the consolidated balance sheet as of January 31, 2012, the consolidated results of operations and cash flows for the six months ended January 31, 2011 and 2012 and the convertible preferred stock and stockholders’ equity (deficit) for the six months ended January 31, 2012. The consolidated financial data disclosed in these notes to the consolidated

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

financial statements related to the six months ended January 31, 2011 and 2012 are also unaudited. The consolidated results of operations during the six months ended January 31, 2012 are not necessarily indicative of the results to be expected for the entire year ending July 31, 2012 or for any other future annual or interim period.

Unaudited Pro Forma Stockholders’ Equity

On January 5, 2012, our board of directors authorized management to file a registration statement with the Securities and Exchange Commission (“SEC”) to sell shares of our common stock to the public. If the contemplated offering is completed, we expect that all 80,512,394 shares of convertible preferred stock would convert into 26,841,363 shares of common stock based on the shares of convertible preferred stock outstanding as of January 31, 2012. In addition, the convertible preferred stock warrants would convert into common stock warrants and the convertible preferred stock warrant liability would be reclassified to additional paid-in capital in stockholders’ equity (deficit). The unaudited pro forma stockholders’ equity as of January 31, 2012 gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock and the reclassification of the convertible preferred stock warrant liability to additional paid-in capital in stockholders’ equity (deficit).

Concentration of Supply Risk with Contract Manufacturer

We outsource substantially all of our manufacturing, repair and supply chain management operations to one independent contract manufacturer. The inability of the manufacturer to fulfill our supply requirements could have a material and adverse effect on our business and consolidated financial statements.

In addition, our independent contract manufacturer procures components and manufactures our products based on our demand forecasts. These forecasts are based on our estimates of future demand for our products, which are in turn based on historical trends and an analysis from our sales and marketing organizations, adjusted for overall market conditions. We are subject to additional fees to the contract manufacturer if there is a significant difference in scheduled shipments or if the contract manufacturer holds inventory longer than a specified period. During the years ended July 31, 2009, 2010 and 2011 and for the six months ended January 31, 2011 and 2012, we did not incur any such fees to the contract manufacturer.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash, cash equivalents, restricted cash and accounts receivable. Our cash, cash equivalents and restricted cash are invested in high-credit quality financial instruments with banks and financial institutions. Such deposits may be in excess of insured limits provided on such deposits.

We mitigate credit risk in respect to accounts receivable by performing ongoing credit evaluations of our customers and maintaining a reserve for potential credit losses. In addition, we generally require our customers to prepay for maintenance and support services to mitigate the risk of uncollectible accounts receivable.

Fair Value Measurement

We measure and report our financial assets and liabilities, which consist of cash, cash equivalents, restricted cash and convertible preferred stock warrant liability, at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•	Level I—Unadjusted quoted prices in active markets for identical assets and liabilities;

•

Level II—Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data of substantially the full term of the related assets or liabilities; and

•	Level III—Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Our financial instruments consist of Level I assets and Level III liabilities. Level I assets include time deposits and highly liquid money market funds that are included in cash, cash equivalents and restricted cash. Level III liabilities that are measured at fair value on a recurring basis consist solely of our convertible preferred stock warrant liability. The fair values of the outstanding convertible preferred stock warrants are measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value include the estimated fair value of the underlying stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash on hand, highly liquid investments in money market funds and various deposit accounts.

Restricted Cash

Under our facility lease arrangements and corporate credit card facility, we are required to maintain letters of credit from a U.S. bank as security for performance under these agreements. The letters of credit are secured by time deposits in interest-bearing accounts in amounts equal to the letters of credit, which are classified as restricted cash as a non-current asset on the consolidated balance sheets. As of July 31, 2010, 2011 and January 31, 2012, we maintained $701,000, $502,000 and $502,000 in irrevocable standby letters of credit.

We also have $230,000 of restricted cash representing a portion of the purchase consideration we paid to acquire SolSoft S.A., which will be held in an escrow account until August 15, 2012. As of July 31, 2010 and 2011, we had classified restricted cash of $0 and $230,000 as a non-current asset on the consolidated balance sheets. As of January 31, 2012, the restricted cash of $230,000 was included in prepaid expenses and other current assets in the consolidated balance sheet.

Inventory

Inventories are stated at the lower of standard cost, which approximates actual cost (first-in, first-out), or market value (estimated net realizable value). The valuation of inventories at the lower of cost or market value requires the use of estimates regarding the amount of inventory that will be sold and the prices at which current

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

inventory will be sold. These estimates are dependent on our assessment of current and expected orders from our customers. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. Our finished goods mainly consist of refurbished inventory that are used for the replacement of failed units under maintenance and support agreements. We write down refurbished inventory based on the age of the units and number of hardware failures. During the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012, inventory write-downs were $354,000, $585,000, $1.3 million, $858,000 and $327,000.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are two to three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation are removed from, and the resulting gain or loss is included in, the consolidated statements of operations. Repair and maintenance costs that do not extend the life or improve an asset are charged to expense as incurred.

Intangible Assets

Intangible assets consist of identifiable intangible assets, including developed technology, customer relationships, non-compete agreements, trademarks and patents, resulting from our acquisitions. Intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense is included as a component of cost of products and licenses revenue and sales and marketing expense in the accompanying consolidated statements of operations.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the fair value of the acquired net assets. Goodwill is not amortized. We perform our annual goodwill analysis during the fourth quarter of each fiscal year or when events or circumstances change that would indicate that goodwill might not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or cause a significant decrease in expected cash flows.

The testing for a potential impairment of goodwill involves a two-step process. The first step, identifying a potential impairment, compares the fair value of goodwill with its carrying amount. If the carrying value exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying value of that goodwill. Any excess of the goodwill carrying value over the respective implied fair value is recognized as an impairment loss. No impairment of goodwill was identified as of July 31, 2010 or 2011.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to depreciation and amortization, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Among the factors and circumstances we considered in determining recoverability are: (i) a significant decrease in the market price of a long-lived asset; (ii) a significant adverse

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

change in the extent or manner in which a long-lived asset is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition and (v) current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There have been no indicators of impairment, and we did not record any impairment losses during the years ended July 31, 2009, 2010 and 2011.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees relating to our initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the completion of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of July 31, 2011 and January 31, 2012, we had capitalized $591,000 and $2.5 million of deferred offering costs, which is classified as a non-current asset on the consolidated balance sheets. No amounts were deferred as of July 31, 2010.

Convertible Preferred Stock Warrant Liability

We account for freestanding warrants to purchase shares of convertible preferred stock that are contingently redeemable as liabilities on the consolidated balance sheets at their estimated fair value because these warrants may obligate us to redeem them at some point in the future. At the end of each reporting period, changes in the estimated fair value of the warrants to purchase shares of convertible preferred stock are recorded as other income (expense), net in the consolidated statements of operations. We will continue to adjust the convertible preferred stock warrant liability to the estimated fair value of the warrants until the earlier of the exercise or expiration of the warrants, or the completion of a liquidation event, including the completion of an initial public offering, at which time the convertible preferred stock issuable upon exercise of the warrants will become common stock and the related liability will be reclassified to additional paid-in capital in stockholders’ deficit.

Revenue Recognition

We design, develop and sell a broad family of network products and services to automate management of the critical network infrastructure services needed for secure, scalable and fault-tolerant connections between applications, devices and users. Our software products are typically sold for use with our hardware, but we also have virtual versions that we sell for use with other hardware environments.

We derive revenue from two sources: (i) products and licenses, which include hardware and software revenue, and (ii) services, which include maintenance and support, training and consulting revenue. The majority of our products are hardware appliances containing software components that function together to provide the essential functionality of the product. Therefore, our hardware appliances are considered non-software deliverables and have been removed from the industry-specific software revenue recognition guidance. Our product revenue also includes revenue from the sale of stand-alone software products that can be deployed on our hardware or that of other vendors. Stand-alone software may operate on our hardware appliance, but are not

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

considered essential to the functionality of the hardware. Stand-alone software sales generally include a perpetual license to our software. Stand-alone software sales continue to be subject to the industry-specific software revenue recognition guidance. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery or performance has occurred; the sales price is fixed or determinable; and collection is probable. We define each of those four criteria as follows:

Persuasive evidence of an arrangement exists. Evidence of an arrangement generally consists of a purchase order issued pursuant to the terms and conditions of a distributor or value-added reseller agreement or, in limited cases, an end-user agreement.

Delivery or performance has occurred. We use shipping and related documents, distributor sell-through reports, or written evidence of customer acceptance, when applicable, to verify delivery or performance. We do not recognize product revenue until transfer of title and risk of loss, which generally is upon shipment to value-added resellers or end-users.

The sales price is fixed or determinable. We assess whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment.

Collection is probable. We assess probability of collection on a customer-by-customer basis. We subject our customers to a credit review process that evaluates their financial condition and ability to pay for our products and services. If we conclude that collection is not probable, we do not recognize revenue until cash is received.

Services revenue includes maintenance and support, training and consulting. Maintenance and support revenue includes arrangements for software maintenance and technical support for our products and licenses. Maintenance is offered under renewable, fee-based contracts, which include 24-hour technical support, hardware repair and replacement parts, bug fixes, patches and unspecified upgrades on a when-and-if-available basis. Revenue from customer maintenance and support contracts is deferred and recognized ratably over the contractual support period, generally one to three years. Revenue from consulting and training is recognized as the services are completed, which is generally one year or less.

We operate a multiple tier channel distribution model that includes distributors, value-added resellers and direct sales to end-users. For sales to value-added resellers and end-users, we recognize product revenue upon transfer of title and risk of loss, which is generally upon shipment. It is our practice to identify an end-user prior to shipment to a value-added reseller. For the end-users and value-added resellers, we generally have no significant contractual obligations for future performance, such as rights of return or pricing credits. However, we may on occasion enter into arrangements with end-users or value-added resellers that include some form of rights of return, rebates or price protection. Also, we may occasionally accept returns by end-users or value-added resellers to address customer satisfaction issues or solution fit issues even though there is no contractual provision for such returns. We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns and price adjustments, specific provisions for returns, price protection or rebates in agreements, and other factors known at the time. Should actual product returns or pricing adjustments differ from estimates, additional reductions to revenue may be required. Distributor revenue is recognized under agreements that allow pricing credits, price protection, rebates and rights of return or involve international jurisdictions where the risk of returns or credits is considered to be high even though distributors do not have these contractual rights. As a consequence, the Company has determined that the sales price is not fixed or determinable at the time of shipment to a distributor and thus these shipments do not meet the requirements for revenue recognition until the sales price is known, which is only reliably determinable at the time of sell-through to an end customer or

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

value added reseller. This includes substantially all of our international sales and sales through our sole United States distributor. In the U.S., substantially all of our sales are to value-added resellers or end customers for which revenue is recognized upon delivery. Revenue for product sales through distributors without reliable sell-through reporting is deferred until maintenance is purchased for the related product. The costs of distributor inventories not yet recognized as revenue are deferred as a reduction of the related deferred revenue, the result of which is shown as deferred revenue, net on our consolidated balance sheets.

Multiple Element Arrangements

We enter into multiple element revenue arrangements in which a customer may purchase a combination of hardware, software, software upgrades, hardware and software maintenance and support, training and consulting services. We account for multiple agreements with a single customer as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single arrangement.

In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards for revenue recognition to remove from the scope of industry-specific software revenue recognition guidance any tangible products containing software components and non-software components that operate together to deliver the product’s essential functionality. Most of our products are hardware appliances containing software components that operate together to provide the essential functionality of the product. Therefore, our hardware appliances are considered non-software deliverables and are no longer accounted for under the industry-specific software revenue recognition guidance.

In addition, the FASB amended the accounting standards for certain multiple element revenue arrangements to:

•	Provide updated guidance on whether multiple elements exist, how the elements in an arrangement should be separated, and how the arrangement consideration should be allocated to the separate elements;

•

Implement a price hierarchy, where the selling price for an element is based on vendor-specific objective evidence (“VSOE”), if available; third-party evidence (“TPE”), if available and VSOE is not available; or the best estimate of selling price (“BESP”), if neither VSOE nor TPE is available; and

•	Eliminate the use of the residual method and require an entity to allocate arrangement consideration using the selling price hierarchy.

We adopted this accounting guidance at the beginning of the first quarter of the year ended July 31, 2010 on a prospective basis for transactions entered into or materially modified after July 31, 2009.

The impact of the revised accounting guidance on total revenue during the year ended July 31, 2010 was attributable to the ability to assign selling prices to undelivered elements that previously required VSOE, the recognition of hardware revenue bundled with extended maintenance contracts previously accounted for ratably over the contract period, and the reallocation of discounts to revenue deliverables. As a result of this adoption, net revenue during the year ended July 31, 2010, was $2.6 million higher than the net revenue that would have been recorded under the previous accounting rules. In terms of the timing and pattern of revenue recognition, the amended accounting guidance is not expected to have a significant effect on net revenue in periods after the initial adoption.

Our non-software products and services qualify as separate units of accounting because they have value to the customer on a standalone basis and our revenue arrangements do not include a general right of return for delivered products. Our products and licenses revenue also includes stand-alone software products. Stand-alone software may

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

operate on our hardware appliances, but is not considered essential to the functionality of the hardware and continues to be subject to the industry-specific software revenue recognition guidance, which remains unchanged. The industry-specific software revenue recognition guidance includes the use of the residual method.

Certain of our stand-alone software when sold with our hardware appliances is considered essential to its functionality and as a result is no longer accounted for under industry-specific software revenue recognition guidance; however, this same software when sold separately is accounted for under the industry-specific software revenue recognition guidance. Additionally, we provide unspecified software upgrades for most of our products, on a when-and-if available basis, through maintenance and support contracts. To the extent that the software being supported is not considered essential to the functionality of the hardware, these support arrangements would continue to be subject to the industry-specific software revenue recognition guidance.

For transactions entered into prior to August 1, 2009, the adoption date of the amended revenue standards in the first quarter of the year ended July 31, 2010, we allocated revenue for arrangements with multiple elements, such as appliances, software or maintenance and support, to each element using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements, provided VSOE of fair value exists for all undelivered elements. If evidence of the fair value of one or more undelivered elements did not exist, all revenue generally was deferred and recognized at the earlier of delivery of those elements or establishment of fair value for the remaining undelivered elements. When VSOE of fair value could not be determined for any undelivered maintenance and support or service element, revenue for the entire arrangement was recognized ratably over the maintenance and support or service period.

For transactions entered into on or subsequent to August 1, 2009, we allocate the arrangement fee to each element based upon the relative selling price of that element and, if software and software-related (e.g., maintenance for the software element) elements are also included in the arrangement, we allocate the arrangement fee to each of those software and software-related elements as a group based on the relative selling price for those elements. After such allocations are made, the amount of the arrangement fee allocated to the software and software-related elements is accounted for using the residual method. When applying the relative selling price method, we determine the selling price for each element using VSOE of selling price, if it exists, or if not, TPE of selling price, if it exists. If neither VSOE nor TPE of selling price exist for an element, we use our BESP for that element. The revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for that element. The manner in which we account for multiple element arrangements that contain only software and software-related elements remains unchanged.

Consistent with our methodology under previous accounting guidance, we determine VSOE for each element based on historical stand-alone sales to third parties. For maintenance and support, training and consulting services, we determine the VSOE of fair value based on our history of stand-alone sales demonstrating that a substantial majority of transactions fall within a narrow range for each service offering.

We typically are not able to determine TPE for our products, maintenance and support, training or consulting services. TPE is determined based on competitor prices for similar elements when sold separately. Generally, our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, our go-to-market strategy differs from that of our peers and we are unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis.

When we are unable to establish the selling price of an element using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

transact a sale if the product or service were sold on a stand-alone basis. The BESP is established based on internal and external factors, including pricing practices such as discounting, cost of products, the geographies in which we offer our products and services, and customer classes and distribution channels (e.g. distributor, value-added reseller and direct end-user). The determination of BESP is made through consultation with and approval by our management, taking into consideration our pricing model and go-to-market strategy.

For our non-software deliverables, we allocate the arrangement consideration based on the relative selling prices of the respective elements. For these elements, we use BESP as our selling price. For our maintenance and support, training and consulting services, we generally use VSOE as our selling price. When we are unable to establish selling price using VSOE for our maintenance and support, training and consulting services, we use BESP in our allocation of arrangement consideration.

We regularly review VSOE and BESP data provided by actual transactions to update these estimates and the relative selling prices allocated to each element.

Deferred Revenue, Net

Deferred revenue, net represents amounts invoiced to customers, less related cost of revenue, for which the related revenue has not been recognized because one or more of the revenue recognition criteria have not been met. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts if applicable, and do not bear interest.

We evaluate the collectability of our accounts receivable based on known collection risks and historical experience. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we record reserves for bad debts based on the length of time the receivables are past due and our historical experience of collections and write-offs. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, our estimate of the recoverability of the amounts due could be reduced by a material amount.

Concentration of Revenue and Accounts Receivable

Significant customers are those which represent more than 10% of our total net revenue or gross accounts receivable balance at each respective balance sheet date. During the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012, we did not have any customers that represented more than 10% of our total net revenue. As of July 31, 2010 and 2011, the same distributor customer accounted for 11% and 12% of our total gross accounts receivable. As of January 31, 2012, a different distributor customer accounted for 11% of our total gross accounts receivable.

Shipping and Handling

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

Research and Development Costs

Software development costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred. Software development costs are capitalized after technological feasibility has been established. The period between achievement of technological feasibility, which we define as the establishment of a working model, and the general availability of such software to customers has been short, resulting in software development costs qualifying for capitalization being insignificant. Accordingly, we did not capitalize any software development costs during the years ended July 31, 2009, 2010 or 2011 or the six months ended January 31, 2011 and 2012.

Stock-Based Compensation

Stock-based compensation included in the consolidated statements of operations relates to stock option grants made to employees. Compensation costs related to employee stock option grants are based on the estimated fair value of the options on the date of grant, net of estimated forfeitures. We determine the grant date fair value of the options using the Black-Scholes option-pricing model, and the related stock-based compensation is recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the options.

Warranty Costs

Our appliance hardware generally includes a one-year warranty, and our software generally carries a warranty of ninety days. To date, the warranty cost to repair or replace items sold to customers has been insignificant. Costs related to hardware replacement provided to customers under maintenance support agreements are included as services cost of revenue and recognized as these services are provided.

Advertising Costs

Advertising costs are charged to sales and marketing expenses as incurred in the consolidated statements of operations. Advertising expense during the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012 was $175,000, $140,000, $91,000, $40,000 and $604,000.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. dollar. Transactions denominated in currencies other than the functional currency are remeasured at the average exchange rate in effect during the period. At the end of each reporting period, our subsidiaries’ monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the end of the reporting period. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses related to remeasurement are recorded in other income (expense), net in the consolidated statements of operations. Foreign currency exchange losses included in other income (expense), net during the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012 were $108,000, $392,000, $588,000, $228,000 and $283,000.

Employee 401(k) Plan

We have a qualified contributory savings plan under Section 401(k) of the Internal Revenue Code covering substantially all of our United States employees. Each participant in the plan could elect to contribute up to $16,500 of his or her annual compensation to the plan for each of the calendar years 2010 and 2011. Individuals

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

who were 50 or older could contribute up to $22,000 of their annual income. We do not currently contribute to the plan.

Income Taxes

We account for income taxes under an asset and liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized based on the realization guidance available. To the extent that we believe any amounts are not more likely than not to be realized, we record a valuation allowance to reduce the deferred income tax assets. We regularly assess the need for the valuation allowance on our deferred tax assets, and to the extent that we determine that an adjustment is needed, such adjustment will be recorded in the period that the determination is made.

We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We recognize interest and penalties related to income tax matters as income tax expense. For the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012, we did not incur any interest or penalties associated with unrecognized tax benefits.

Comprehensive Income (Loss)

Comprehensive income (loss) is presented in the consolidated statements of convertible preferred stock and stockholders’ deficit. We have had no comprehensive income (loss) items other than net income (loss). Thus, comprehensive income (loss) is the same as the net income (loss) for the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012.

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and assessing performance. Our chief operating decision maker is our Chief Executive Officer.

Our Chief Executive Officer reviews financial information presented on a consolidated basis, for purposes of allocating resources and evaluating financial performance. We have one business activity and there are no segment managers who are held accountable for operations, operating results beyond revenue goals or gross margins, or plans for levels or components below the consolidated unit level. Accordingly, we have a single reporting segment.

Net Income (Loss) per Share of Common Stock

Basic and diluted net income (loss) per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Holders of Series A, Series B, Series

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

C, Series D, Series E, Series F-1, Series F-2 and Series F-3 convertible preferred stock are entitled to receive noncumulative dividends at the annual rates of $73.07, $6.58, $0.02, $0.11, $0.14, $0.09, $0.12 and $0.12 per share per annum payable prior and in preference to any dividends on shares of our common stock. In the event a dividend is paid on our common stock, our convertible preferred stockholders are entitled to a share of that dividend in proportion to the holders of common shares on an as-if converted basis. Preferred stockholders do not have a contractual obligation to share in the losses of our company.

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Series A, Series B, Series C, Series D, Series E, Series F-1, Series F-2 and Series F-3 convertible preferred stock non-cumulative dividends, among our common stock and Series A, Series B, Series C, Series D, Series E, Series F-1, Series F-2 and Series F-3 convertible preferred stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Shares of common stock subject to repurchase resulting from the early exercise of employee stock options are considered participating securities. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method. For purposes of this calculation, convertible preferred stock, stock options to purchase common stock and warrants to purchase common stock and convertible preferred stock are considered to be common stock equivalents and are excluded from the calculation of diluted net income (loss) per share of common stock if their effect is antidilutive.

Unaudited Pro Forma Net Loss per Share of Common Stock

In contemplation of our initial public offering, we have presented the unaudited pro forma basic and diluted net loss per share of common stock, which has been computed to give effect to the automatic conversion of all series of our convertible preferred stock into shares of common stock on a weighted-average basis. Also, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove the loss resulting from the remeasurement of the fair value of the convertible preferred stock warrant liability to fair value as if the conversion had occurred as of the beginning of the period.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level III fair value measurements. Certain provisions of this update will be effective for us in fiscal 2012 and we do not believe these provisions will have a material impact on our consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (Topic 805)—Business Combinations (ASU 2010-29), to improve consistency in how the pro forma disclosures are calculated. Additionally, ASU 2010-29 enhances the disclosure requirements and requires description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to a business combination. ASU 2010-29 is effective for

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

us in fiscal 2012 and should be applied prospectively to business combinations for which the acquisition date is after the effective date. Early adoption is permitted. We will adopt ASU 2010-29 in fiscal 2012 and do not believe it will have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. ASU 2011-05 is effective for us in fiscal 2013 and retrospective adoption is required and early adoption is permitted. We do not believe that adoption of ASU 2011-05 will have a material impact on our consolidated financial statements.

In August 2011, the FASB issued Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”) to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. ASU 2011-08 is effective for us in fiscal 2013 and early adoption is permitted. We will adopt ASU 2011-8 in fiscal 2013 and do not do not believe it will have a material impact on our consolidated financial statements.

Reverse Stock Split

On April 3, 2012, our board of directors approved a 1-for-3 reverse split of our common stock which will become effective prior to the effectiveness of the registration statement in connection with our initial public offering. Upon the effectiveness of the reverse stock split, (i) every three shares of outstanding common stock will be decreased to one share of common stock, (ii) the number of shares of common stock into which each outstanding option to purchase common stock is exercisable will be proportionally decreased on a 1-for-3 basis, (iii) the exercise price of each outstanding option to purchase common stock will be proportionately increased, and (iv) the conversion ratio for each share of preferred stock outstanding will be proportionately reduced. All of the share numbers, share prices, and exercise prices have been adjusted within these financial statements, on a retroactive basis, to reflect this 1-for-3 reverse stock split.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

2.	Fair Value Measurements

We measure and report our cash equivalents, restricted cash and convertible preferred stock warrant liability at fair value. The following table sets forth the fair value of our financial assets and liabilities by level within the fair value hierarchy (in thousands):

	July 31, 2010
	Level I	Level II	Level III	Total
Financial Assets
Money market funds	$4,928	$—	$—	$4,928
Restricted cash	701	—	—	701

Total financial assets	$5,629	$—	$—	$5,629

Financial Liability
Convertible preferred stock warrant liability	$—	$—	$265	$265

	July 31, 2011
	Level I	Level II	Level III	Total
Financial Assets
Money market funds	$1,938	$—	$—	$1,938
Restricted cash	732	—	—	732

Total financial assets	$2,670	$—	$—	$2,670

Financial Liability
Convertible preferred stock warrant liability	$—	$—	$398	$398

	January 31, 2012
	Level I	Level II	Level III	Total
	(Unaudited)
Financial Assets
Money market funds	$1,938	$—	$—	$1,938
Restricted cash	732	—	—	732

Total financial assets	$2,670	$—	$—	$2,670

Financial Liability
Convertible preferred stock warrant liability	$—	$—	$478	$478

The following table sets forth a summary of the changes in the fair value of our Level III financial liabilities (in thousands):

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Fair value, beginning of period	$—	$—	$265	$265	$398
Issuance of convertible preferred stock warrants	—	265	—	—	—
Change in fair value of Level III liabilities	—	—	133	118	80

Fair value, end of period	$—	$265	$398	$383	$478

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

3.	Balance Sheet Components

Allowance for Doubtful Accounts and Sales Returns Reserve

The allowances for doubtful accounts and sales returns consist of the following activity (in thousands):

	Balance at Beginning of Period	Charged to (Reversed From) Cost and Expenses	Recoveries (Deductions), Net	Balance at End of Period
Year ended July 31, 2009
Allowance for doubtful accounts	$271	$295	$(182)	$384
Sales returns reserve	$325	$583	$(477)	$431

Year ended July 31, 2010
Allowance for doubtful accounts	$384	$49	$(71)	$362
Sales returns reserve	$431	$726	$(451)	$706

Year ended July 31, 2011
Allowance for doubtful accounts	$362	$(47)	$(49)	$266
Sales returns reserve	$706	$(21)	$(412)	$273

Six months ended January 31, 2012
Allowance for doubtful accounts (unaudited)	$266	$93	$(60)	$299
Sales returns reserve (unaudited)	$273	$(30)	$(55)	$188

Inventory

Inventory consists of the following (in thousands):

	July 31,		January 31, 2012
	2010	2011
			(Unaudited)
Raw materials	$—	$70	$70
Finished goods	1,583	1,436	1,594

Total inventory	$1,583	$1,506	$1,664

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	July 31,		January 31, 2012
	2010	2011
			(Unaudited)
Prepaid expenses	$1,999	$2,339	$2,544
Other current assets	272	1,493	1,578

Total prepaid expenses and other current assets	$2,271	$3,832	$4,122

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	July 31,		January 31, 2012
	2010	2011
			(Unaudited)
Computer equipment and software	$6,774	$9,427	$11,183
Furniture and fixtures	506	841	870
Leasehold improvements	701	1,809	1,809

	7,981	12,077	13,862
Less accumulated depreciation and amortization	(5,921)	(6,990)	(8,293)

Total property and equipment, net	$2,060	$5,087	$5,569

Depreciation and amortization expense during the years ended July 31, 2009, 2010 and 2011 and for the six months ended January 31, 2011 and 2012 amounted to $1.1 million, $928,000, $1.8 million, $741,000 and $1.3 million.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following (in thousands):

	July 31,		January 31, 2012
	2010	2011
			(Unaudited)
Accrued expenses	$1,308	$1,937	$3,248
Accounts payable	952	4,368	3,237
Accrued consulting and professional service fees	873	1,151	1,181
Accrued travel expenses	686	759	629
Other	1,171	1,284	1,267

Total accounts payable and accrued liabilities	$4,990	$9,499	$9,562

Deferred Revenue, Net

Deferred revenue, net consists of the following (in thousands):

	July 31,		January 31, 2012
	2010	2011
			(Unaudited)
Deferred revenue:
Products and licenses	$8,195	$10,904	$9,541
Services	35,897	52,750	62,891

Total deferred revenue	44,092	63,654	72,432
Deferred cost of revenue:
Products and licenses	1,202	1,473	1,221
Services	141	182	205

Total deferred cost of revenue	1,343	1,655	1,426

Total deferred revenue, net	42,749	61,999	71,006
Less current portion	31,006	44,094	51,347

Noncurrent portion	$11,743	$17,905	$19,659

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

4.	Other Income (Expense)

Other income (expense) is comprised of the following (in thousands):

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Interest income (expense), net:
Interest income	$36	$13	$40	$18	$24
Interest expense	(1)	—	—	—	(1)

Total interest income (expense), net	35	13	40	18	23

Other income (expense), net:
Foreign currency exchange losses	(108)	(392)	(588)	(228)	(283)
Change in fair value of convertible preferred stock warrant liability	—	—	(133)	(118)	(80)
Other	10	22	(9)	—	1

Total other income (expense), net	(98)	(370)	(730)	(346)	(362)

Total other income (expense)	$(63)	$(357)	$(690)	$(328)	$(339)

5.	Acquisitions

Netcordia Acquisition

On May 1, 2010, we acquired all of the outstanding stock of Netcordia, a company engaged in building appliances that allow IT administrators to automate network change, manage configurations, improve regulatory and policy compliance and audit network infrastructure. Netcordia was founded in 2000 and was located in Annapolis, Maryland. This acquisition provided us with potential synergy by combining technology in two adjacent categories (IP Address Management and Network Change and Configuration Management) and allowing us to deliver new capabilities in an emerging market driven by virtualization and cloud services.

We accounted for the Netcordia acquisition using the acquisition method of accounting for business combinations. The acquisition agreement required that we issue 15% of our issued and outstanding capital stock on a fully diluted basis as consideration for the purchase of all Netcordia capital stock and any options or other rights to purchase securities of Netcordia.

The transaction was valued at $43.5 million, which included 1,602,543 shares of our common stock valued at $10.1 million, an aggregate of 12,734,005 shares of our Series F-1, F-2 and F-3 convertible preferred stock (collectively, “Series F”) valued at $29.6 million, assumed earned and vested options to purchase 281,666 shares of our common stock valued at $1.6 million, and warrants to purchase 336,488 shares of our common stock valued at $2.1 million. The value of all equity securities issued on the date of the acquisition was based on management’s determination of the aggregate equity value of our company as of April 30, 2010 using a weighted combination of the value indications under income and market approaches which was then allocated to each of our classes of stock using the Option Pricing Method, or the OPM. The OPM treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the aggregate liquidation preferences of the convertible preferred stock. The common stock issued in the acquisition was valued at $6.33 per share and the shares of Series F convertible preferred stock were valued between $2.29 and $2.34, depending on the liquidation preference of the Series F issued (see Note 9).

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

We assumed Netcordia options entitling the holders to purchase shares of our common stock at a weighted-average exercise price of $0.69 per share. The fair value of the assumed options, both vested and unvested, was determined using the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 60%; a risk-free interest rate of 2.40%; and a weighted-average expected life of 4.43 years. The fair value of the assumed earned and vested options allocated to the purchase price was $1.6 million. The fair value of assumed unearned options was $1.3 million, which will be recognized as stock-based compensation over the period that the stock options are earned.

A summary of the total purchase price is as follows (in thousands):

Common stock	$10,145
Series F convertible preferred stock	29,590
Fair value of earned and vested options issued	1,632
Common stock warrants	2,130

Total purchase price	$43,497

The fair value of assets acquired and liabilities assumed was based on their estimated fair value as of May 1, 2010. The excess purchase price over those fair values was recorded as goodwill. The fair value assigned to intangible assets acquired was based on several factors, including valuations, estimates and assumptions.

The following table summarizes the fair value of assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents	$1,267
Accounts receivable, net	955
Other current assets	610
Property and equipment, net	373
Noncurrent assets	30

Other intangible assets:
Developed technology	3,700
Customer relationships	5,900
Trademarks	200
Non-compete agreements	1,500
Goodwill	32,064
Other accrued liabilities	(399)
Deferred revenue	(2,438)
Preferred stock warrant liability	(265)

Total purchase price	$43,497

Pursuant to the acquisition agreement, 10% of the aggregate common and Series F convertible preferred stock consideration was deposited in an escrow account as security for the satisfaction of indemnification claims, if any, made by us under the acquisition agreement. All of the consideration that was deposited in the escrow account was distributed to the Netcordia stockholders in May 2011.

Of the total purchase price, $11.3 million was allocated to identified intangible assets, including developed technology of $3.7 million, customer relationships of $5.9 million, trademarks of $200,000, and non-compete agreements of $1.5 million. We are amortizing these intangible assets on a straight-line basis over estimated

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

useful lives ranging between one to six years. Amortization expense for these intangible assets amounted to $700,000, $2.8 million, $1.4 million and $1.2 million during the years ended July 31, 2010 and 2011 and for the six months ended January 31, 2011 and 2012.

We recorded acquisition-related transaction costs of $600,000, which were included in general and administrative expenses during the year ended July 31, 2010 in the consolidated statements of operations.

Unaudited pro forma information

Supplemental information on an unaudited pro forma basis is presented below for the year ended July 31, 2010 (in thousands):

Year Ended July 31, 2010
(Unaudited)
Pro forma net revenue	$108,097
Pro forma loss from operations	(466)
Pro forma net loss	$(2,169)

The unaudited pro forma financial information combines the results of operations of Infoblox Inc. and Netcordia as if the acquisition of Netcordia had occurred as of the beginning of the year ended July 31, 2010, or August 1, 2009. The pro forma results include the business combination accounting effects resulting from the acquisition such as the amortization charges from acquired intangible assets. The pro forma information presented does not purport to present what the actual results would have been had the acquisition actually occurred on August 1, 2009, nor is the information intended to project results for any future period. Further, the unaudited pro forma information excludes any benefits that may result from the acquisition due to synergies that were derived from the elimination of duplicative costs.

We are not disclosing unaudited pro forma financial information for the year ended July 31, 2009 as it was determined to be impracticable because certain financial information for Netcordia is unavailable.

For the year ended July 31, 2010, we recognized net revenue of $859,000 and a net loss of $3.3 million from the operations of Netcordia in the consolidated statements of operations.

SolSoft Acquisition

On April 15, 2011, we acquired certain assets and certain liabilities of a company formerly named SolSoft S.A. (“SolSoft”) from LogLogic, Inc. (“LogLogic”). SolSoft was engaged in the design, deployment and documentation of security policies in single and multi-vendor networks. This acquisition provided us the ability to expand our product offerings into firewall products and software security. A member of our board of directors and representative of a venture capital firm stockholder was also a member of the board of directors of LogLogic.

We accounted for the SolSoft acquisition using the acquisition method of accounting for business combinations. We paid cash consideration of $2.2 million. The fair value of assets acquired and liabilities assumed was based on their estimated fair value as of April 15, 2011. The excess purchase price over those fair values was recorded as goodwill. The fair value assigned to intangible assets acquired was based on several factors, including valuations, estimates and assumptions.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

The following table summarizes the fair value of assets acquired and liabilities assumed (in thousands):

Accounts receivable	$297
Property and equipment, net	35
Other intangible assets:
Developed technology	1,160
Customer relationships	660
Goodwill	485
Other accrued liabilities	(109)
Deferred revenue	(326)

Total purchase price	$2,202

Of the total purchase price, $1.8 million was allocated to identified intangible assets, including developed technology of $1.1 million and customer relationships of $0.7 million. We are amortizing these intangible assets on a straight-line basis over an estimated useful life of five to seven years. Amortization expense for these intangible assets amounted to $102,000 and $170,000 during the year ended July 31, 2011 and the six months ended January 31, 2012.

We recorded acquisition-related transaction costs of $349,000, which were included in general and administrative expenses during the year ended July 31, 2011 in the consolidated statements of operations.

The historical financial results of the company formerly named SolSoft were insignificant in relation to our consolidated net revenue and net loss. As such, we have not provided additional historical pro forma acquisition information.

Acquisition of Certain Patents from Avaya, Inc.

On January 27, 2011, we acquired certain patents from Avaya, Inc. to complement our existing network solutions and technology patents. We paid cash consideration of $1.0 million to acquire these patents. Under the terms of the patent purchase agreement, Avaya and its authorized affiliates retain a perpetual, unrestricted, royalty-free, non-exclusive right to the patents but are not allowed to distribute or sell products containing the technology covered by the patents to certain restricted companies. The acquisition of the patents has been accounted for as a purchase of an asset and, accordingly, the total purchase price has been allocated to the patents acquired based on their respective fair values on the acquisition date.

As a result of the acquisition, we recorded intangible assets of $1.0 million, which was comprised of the patents. We are amortizing the value of these patents on a straight-line basis over an estimated useful life of six years. Amortization expense for these patents amounted to $83,000 during each of the year ended July 31, 2011 and the six months ended January 31, 2012.

We recorded acquisition-related transaction costs of $15,000, which were included in general and administrative expenses during the year ended July 31, 2011 in the consolidated statements of operations.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

6.	Goodwill and Intangible Assets

Goodwill is generally not deductible for tax purposes. The changes in the carrying value of goodwill during the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2012 were as follows (in thousands):

Balance at July 31, 2008	$177
Additions	—

Balance at July 31, 2009	177
Netcordia acquisition	32,064

Balance at July 31, 2010	32,241
SolSoft acquisition	485

Balance at July 31, 2011	32,726
Additions (unaudited)	—

Balance at January 31, 2012 (unaudited)	$32,726

The gross carrying amount and accumulated amortization of our intangible assets other than goodwill were as follows (in thousands):

As of July 31, 2010	Amortization Period	Gross Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Amortization Period
Developed technology	5 to 6 years	$5,130	$(1,016)	$4,114	5.20 years
Customer relationships	2 to 5 years	5,914	(309)	5,605	4.75 years
Trademarks	6 years	200	(8)	192	5.75 years
Non-compete agreements	1.5 years	1,500	(250)	1,250	1.25 years

		$12,744	$(1,583)	$11,161	4.54 years

As of July 31, 2011	Amortization Period	Gross Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Amortization Period
Developed technology	5 to 6 years	$6,290	$(1,992)	$4,298	4.48 years
Customer relationships	2 to 7 years	6,574	(1,518)	5,056	4.11 years
Trademarks	6 years	200	(42)	158	4.75 years
Non-compete agreements	1.5 years	1,500	(1,250)	250	0.25 years
Patents	6 years	1,000	(83)	917	5.50 years

		$15,564	$(4,885)	$10,679

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

As of January 31, 2012 (Unaudited)	Amortization Period	Gross Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Amortization Period
Developed technology	5 to 6 years	$6,290	$(2,563)	$3,727	4.09 years
Customer relationships	2 to 7 years	6,574	(2,158)	4,416	3.63 years
Trademarks	6 years	200	(58)	142	4.25 years
Non-compete agreements	1.5 years	1,500	(1,500)	—	—
Patents	6 years	1,000	(167)	833	5.00 years

		$15,564	$(6,446)	$9,118

We recognized intangible asset amortization expense in the consolidated statements of operations as follows (in thousands):

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Cost of products and licenses revenue	$286	$440	$1,059	$452	$655
Sales and marketing	7	553	2,243	1,106	906

Total intangible asset amortization expense	$293	$993	$3,302	$1,558	$1,561

As of July 31, 2011, estimated amortization expense related to our identifiable acquisition-related intangible assets in future periods is as follows (in thousands):

Estimated Amortization Expense
Years Ending July 31,
2012	$2,862
2013	2,323
2014	2,323
2015	2,028
2016	903
Thereafter	240

Total	$10,679

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

7.	Commitments and Contingencies

Operating Leases

We have entered into noncancelable operating leases for facilities that expire at various dates through December 31, 2018. Rent under the agreements is expensed to operations on a straight-line basis over the terms of the leases. The aggregate future noncancelable minimum lease payments for our operating leases as of July 31, 2011 consist of the following (in thousands):

Years Ending July 31,	Operating Leases
2012	$2,253
2013	1,637
2014	1,008
2015	946
2016	894
Thereafter	1,084

Total	$7,822

Rent expense for all operating leases amounted to $1.2 million, $1.2 million, $1.8 million and $723,000 and $1.0 million during the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012.

In connection with leases for office space, we received from our lessors leasehold incentives of $714,000 during the year ended July 31, 2011 to make leasehold improvements to the leased properties. We have recorded the leasehold incentives as a leasehold improvement within property and equipment, net and as deferred rent within other liabilities on the consolidated balance sheets. The deferred rent liability is being amortized to rent expense over the terms of the leases on a straight-line basis. The leasehold improvements are being amortized to expense over the period from when the improvements were placed into service until the end of their respective useful lives, which is the end of the lease terms.

Contract Manufacturer Commitments

The independent contract manufacturer that provides substantially all of our manufacturing, repair and supply chain operations procures components and builds our products based on our forecasts. These forecasts are based on estimates of future demand for our products, which are in turn based on historical trends and an analysis from our sales and marketing organizations, adjusted for overall market conditions. In order to reduce manufacturing lead times and plan for adequate component supply, we may issue purchase orders to this independent contract manufacturer which may not be cancelable. As of July 31, 2011 and January 31, 2012, we had $981,000 and $3.1 million of open purchase orders with this independent contract manufacturer that may not be cancelable.

Additionally, we recorded a charge of $324,000 in the six months ended January 31, 2012 for non-cancelable purchase commitments to our contract manufacturer for inventory which we deemed as excess and obsolete. This amount is recognized in products and licenses cost of revenue in the consolidated statements of operations for the six months ended January 31, 2012. As of January 31, 2012, $241,000 is included in accounts payable and accrued liabilities in the consolidated balance sheet.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

Guarantees

We have entered into agreements with some of our customers that contain indemnification provisions relating to potential situations where claims could be alleged that our products infringe the intellectual property rights of a third party. We have at our option and expense the ability to repair any infringement, replace product with a non-infringing equivalent-in-function product, or refund our customers the unamortized value of the product based on its estimated useful life, typically five years. Other guarantees or indemnification arrangements include guarantees of product and service performance and standby letters of credit for lease facilities and corporate credit cards. We have not recorded a liability related to these indemnification and guarantee provisions, and our guarantees and indemnification arrangements have not had any significant impact on our consolidated financial statements to date.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. We regularly evaluate current information available to management to determine whether such accruals should be adjusted and whether new accruals are required in the periods presented.

In addition, we may become involved in disputes, litigation and other legal actions in the normal course of business. We record a charge equal to at least the minimum estimated liability for a loss contingency only when both of the following conditions are met: (i) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. However, the actual liability in any such litigation may be materially different from our estimates, which could result in the need to record additional expenses. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. However, where a liability is reasonably possible and material, such matters have been disclosed.

Legal Proceedings

From time to time, we are involved in disputes, litigation and other legal actions, including the matter described below. We are aggressively defending our current litigation matters, which, except for the matter discussed in this “Legal Proceedings” section, are not considered material. However, the outcome of any of these matters is currently not determinable. There are many uncertainties associated with any litigation, and these actions or other third-party claims against us may cause us to incur costly litigation and/or substantial settlement charges. In addition, the resolution of any future intellectual property litigation may require us to make royalty payments, which could adversely affect gross margins in future periods.

On December 27, 2010, we filed a suit in the United States District Court for the Central District of California against BlueCat Networks (USA), Inc. and BlueCat Networks, Inc. (collectively “BlueCat”) for infringement of United States Patent No. 7,814,180. On February 18, 2011, we amended our complaint against BlueCat to add claims of infringement of three additional patents: United States Patent Nos. 6,374,295, 7,865,617 and 7,889,676. In our complaint, we assert that BlueCat’s infringement of these patents is willful, and that we seek treble damages, attorneys’ fees and a permanent injunction against BlueCat’s future infringement. The court has entered a scheduling order setting a deadline of March 5, 2012 for completion of fact discovery and scheduled trial for October 23, 2012. As of September 1, 2011, the parties were engaged in fact discovery and patent claim construction.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

On June 24, 2011, BlueCat’s counsel informed us that BlueCat believes our NIOS appliances, products and services infringe U.S. Patent Nos. 6,532,217 and 6,098,098, or the ’217 and ’098 patents, and that it intends to assert those patents against us in the pending litigation, including seeking damages and an injunction. On August 22, 2011, the Court granted BlueCat’s motion for leave to amend its counterclaims in the action to add claims of infringement of the ’217 and ’098 patents. We have filed a motion to dismiss the counterclaims based on the pending Delaware action, scheduled to be heard on September 12, 2011.

On June 27, 2011, we filed a declaratory relief action against BlueCat in the United States District Court for the District of Delaware seeking a declaration that these patents are invalid and that we do not infringe any valid claim of either patent. On July 18, 2011, BlueCat filed a motion to transfer this litigation to the United States District Court for the Central District of California or, alternatively, to dismiss it. The court has not yet heard or ruled on this motion.

As of September 1, 2011, we were in the preliminary stages of investigating the patents asserted by BlueCat. We believed that we had meritorious defenses against BlueCat’s allegations, and we intended to defend against those allegations vigorously if and when they were asserted. Based on our investigation as of that date, we believed that our products did not infringe the BlueCat patents. However, we were unable to predict the outcome of this dispute nor estimate the amount or a range of reasonably possible loss, if any. We expected to incur substantial legal and other expenses in connection with our patent litigation with BlueCat.

On December 15, 2011, we and BlueCat entered into a settlement agreement pursuant to which all claims asserted in the multiple patent litigations between us and BlueCat, referred to herein as the “BlueCat Litigation,” were dismissed without prejudice and the parties released claims of any past, present or future infringement of the patents asserted in the BlueCat Litigation and any patents related thereto. The settlement agreement also provides that, among other things, the parties will not commence patent litigation against each other on any other patents until at least December 15, 2016, and no damages will accrue related to the infringement of any patents through that date. There can be no assurance that patent litigation between the parties will not occur in the future. In addition, a party may reassert the claims of infringement it released under the settlement agreement (and seek past damages) if the other party commences patent litigation against that party after December 15, 2016, and the settlement agreement also would terminate if a third party asserts a claim for infringement of any patent released under the settlement agreement.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

8.	Common Stock Reserved for Issuance

We had reserved shares of common stock, on an as-converted basis, for future issuance as follows:

	July 31, 2011	January 31, 2012
		(Unaudited)
Conversion of outstanding Series A convertible preferred stock	4,368	4,368
Conversion of outstanding Series B convertible preferred stock	8,109	8,109
Conversion of outstanding Series C convertible preferred stock	8,696,095	8,696,095
Conversion of outstanding Series D convertible preferred stock	5,444,241	5,444,241
Conversion of outstanding Series E convertible preferred stock	8,443,888	8,443,888
Conversion of outstanding Series F-1 convertible preferred stock	935,383	935,383
Conversion of outstanding Series F-2 convertible preferred stock	2,233,132	2,233,132
Conversion of outstanding Series F-3 convertible preferred stock	1,076,147	1,076,147
Outstanding convertible preferred stock warrants	56,505	56,505
Outstanding stock options	9,566,792	11,016,430
Outstanding common stock warrants	336,488	336,488
Shares reserved for future option grants	193,268	151,155

	36,994,416	38,401,941

9.	Convertible Preferred Stock

In connection with our acquisition of Netcordia in May 2010, we issued an aggregate of 12,734,005 shares of our Series F-1, Series F-2 and Series F-3 convertible preferred stock, with an aggregate fair value of $29.6 million.

Our convertible preferred stock as of July 31, 2011 and January 31, 2012 consisted of the following (in thousands, except for share amounts):

Convertible Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preferences
Series A	1,314	1,311	$1,739	$1,197
Series B	27,060	24,329	1,977	2,000
Series C	29,197,081	26,088,294	7,922	8,113
Series D	17,000,000	16,332,746	22,285	22,376
Series E	26,000,000	25,331,709	43,993	44,021
Series F-1	2,833,043	2,806,150	6,425	3,000
Series F-2	6,738,927	6,699,401	15,610	10,000
Series F-3	3,331,552	3,228,454	7,555	5,010

	85,128,977	80,512,394	$107,506	$95,717

We recorded the convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Shares of our convertible preferred stock are not currently redeemable. We classify the convertible preferred stock outside of stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within our control (including merger, acquisition or sale of all or substantially all of our assets), the shares would

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

become redeemable at the option of the holders. We did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The holders of convertible preferred stock have various rights, preferences and privileges as follows:

Conversion Rights

Each share of convertible preferred stock is convertible at the option of the holder into the number of shares of common stock determined by dividing the original issue price by the applicable initial conversion price. The original issue price per share is $913.3379 for Series A, $82.20 for Series B, $0.310963148 for Series C, $1.37 for Series D, $1.7378 for Series E, $1.069080 for Series F-1, $1.492671 for Series F-2 and $1.551920 for Series F-3. The current conversion price per share is $274.00137 for Series A, $246.60 for Series B, $0.932889444 for Series C, $4.11 for Series D, $5.2134 for Series E, $3.207240 for Series F-1, $4.478013 for Series F-2 and $4.655760 for Series F-3. At the current conversion prices, each share of Series A will convert at a rate of 3 and one third shares of common stock for each share of Series A, and each share of Series B, Series C, Series D, Series E, Series F-1, Series F-2 and Series F-3 shares will convert at a ratio of 3 to 1 share of common stock, subject to adjustment for anti-dilution and other factors. Each share of convertible preferred stock will automatically convert into shares of common stock at the conversion price then in effect upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, in which the public offering price per share of common stock is not less than $12.33 per share and our gross proceeds are not less than $25.0 million in the aggregate, or (ii) the date specified by written consent or agreement of the holders of a majority of the then-outstanding shares of convertible preferred stock (voting together as a single class and not as a separate series, and on an as-converted to common stock basis).

Voting Rights

Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. The holders of the Series A and Series B convertible preferred stock, voting together as a single class on an as-converted to common stock basis, have the right to elect one director. The holders of the Series C convertible preferred stock have the right to elect one director. The holders of the Series D convertible preferred stock have the right to elect one director. The holders of the common stock have the right to elect two directors. The holders of the convertible preferred stock and common stock voting as a single class on an as-converted to common stock basis have the right to elect any remaining directors.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Infoblox Inc., the holders of Series A, Series B, Series C, Series D, Series E, Series F-1, Series F-2 and Series F-3 are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of common stock, amounts equal to the original issue price per share of Series A, Series B, Series C, Series D, Series E, Series F-1, Series F-2 and Series F-3, respectively, plus all declared and unpaid dividends. If, upon the occurrence of such an event, the proceeds to be distributed among the holders of the preferred stock are insufficient to permit the payment to such holders of the full preferential amounts, then the entire amount legally available for distribution must be distributed ratably among the holders of the preferred stock in proportion to the full preferential amount that each such holder would otherwise have been entitled to receive had such proceeds been available.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

After payment of the Series A, Series B, Series C, Series D, Series E, Series F-1, Series F-2 and Series F-3 liquidation preferences, the holders of common stock are entitled to receive all the remaining proceeds available for distribution to stockholders pro rata based on the number of shares of common stock that they hold.

Also, under an alternative payment provision, the holders of Series A, Series B, Series C, Series D, Series E, Series F-1, Series F-2 and Series F-3 would be entitled to receive the aggregate amount of consideration that they would have received had they converted all of their shares of convertible preferred stock into shares of common stock, at the then effective conversion rate, if that amount was greater than the amount calculated under the liquidation preferences.

A merger or consolidation of Infoblox Inc. into another entity in which the stockholders of Infoblox Inc. own less than 50% of the voting stock of the surviving company or the sale, transfer or lease of substantially all our assets would be deemed a liquidation, dissolution or winding up of Infoblox Inc.

Dividend Rights

The holders of each share of Series A, Series B, Series C, Series D, Series E, Series F-1, Series F-2 and Series F-3 are entitled to noncumulative dividends, as and if declared by our board of directors, at an annual rate equal to 8% of the original issue price per share, in preference to the declaration or payment of any dividend on common stock. After the payment of these dividends, any additional dividends or distributions would be distributed among all holders of common stock and convertible preferred stock in proportion to the number of shares of common stock that would be held by each holder if all shares of convertible preferred stock were converted to common stock at the then-effective conversion rates. No dividends had been declared through July 31, 2011.

Redemption Rights

The outstanding shares of convertible preferred stock are not redeemable.

10.	Convertible Preferred Stock Warrants

In connection with the Netcordia acquisition, in May 2010 we issued warrants to purchase 169,517 shares of our Series F convertible preferred stock to holders of Netcordia preferred stock warrants. The warrants expire between May 2013 and July 2018. As of July 31, 2010 and 2011 and January 31, 2011 and 2012, all of the Series F convertible preferred stock warrants remained outstanding.

We determined the fair value of the warrants using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended July 31,		Six Months Ended January 31,
	2010	2011	2011	2012
			(Unaudited)
Expected term (in years)	3 – 8	2 – 7	2 – 7	1 – 7
Risk-free interest rate	2.5%	1.35% – 1.65%	1.35% – 1.65%	0.91% – 0.96%
Expected volatility	60%	60%	60%	56% – 57%
Dividend rate	0%	0%	0%	0%

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

The fair value of the convertible preferred stock warrant liability was estimated to be $265,000, $398,000 and $478,000 as of July 31, 2010 and 2011 and January 31, 2012. The change in the fair value of the convertible preferred stock warrants resulted in a loss of $0, $133,000, $118,000 and $80,000 during the years ended July 31, 2010 and 2011 and the six months ended January 31, 2011 and 2012, which is included in other income (expense), net in the consolidated statements of operations.

There have been no other issuances of convertible preferred stock warrants through the year ended July 31, 2011 and the six months ended January 31, 2012.

11.	Stock Option Plans

The total stock-based compensation recognized under the 2003 Stock Plan, 2005 Stock Plan and 2000 Stock Plan in the consolidated statements of operations is as follows (in thousands):

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Cost of revenue	$102	$146	$283	$123	$203
Research and development	440	580	1,126	495	766
Sales and marketing	606	1,311	2,546	1,289	1,845
General and administrative	312	651	1,178	538	923

	$1,460	$2,688	$5,133	$2,445	$3,737

Determination of Fair Value

The estimated grant date fair value of all our equity-based awards was calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Expected term (in years)	6.08	6.08	6.08	6.08	6.24
Risk-free interest rate	1.85%	1.98%	1.73%	1.52%	0.95%
Expected volatility	70%	60%	60%	60%	56%
Dividend rate	0%	0%	0%	0%	0%

The fair value of each grant of stock options was determined by our board of directors using the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected Term—The expected term represents the period that our stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” we determine the expected term using the simplified method as provided by the SEC. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants, we estimate expected term using historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Volatility—Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.

Dividend Rate—The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

Fair Value of Common Stock—The fair value of the shares of common stock underlying the stock options has historically been determined by our board of directors, with input from management. Because there has been no public market for our common stock, our board of directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations of comparable companies, sales of our convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of our capital stock and general and industry specific economic outlook. We have not granted stock options with an exercise price that is less than the fair value of the underlying common stock as determined at the time of grant by our board of directors. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange or national market system.

Forfeiture Rate—We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from our estimates, we might be required to record adjustments to stock-based compensation in future periods.

2003 Stock Plan

In March 2003, our board of directors approved and we adopted the 2003 Stock Plan (the “2003 Plan”). Stock options granted under the 2003 Plan may be either incentive stock options (“ISOs”) or nonstatutory stock options (“NSOs”). ISOs may be granted to employees with exercise prices not less than the fair value of the common stock on the grant date as determined by the board of directors, and NSOs may be granted to employees, directors or consultants at exercise prices not less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. If, at the time we grant an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of our stock, the exercise price must be at least 110% of the fair value of the common stock on the grant date as determined by the board of directors. Options may be granted with vesting terms as determined by the board of directors. Options expire no more than ten years after the date of grant or earlier if employment or service is terminated.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

A summary of activity under the 2003 Plan and related information are as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
				(In years)	(In thousands)
Outstanding as of July 31, 2008	1,124,840	5,712,044	$1.57
Options granted	(833,356)	833,356	1.71
Options exercised	—	(269,992)	0.94
Common stock repurchased	6,718	—	1.68
Options canceled	374,546	(374,546)	2.19

Outstanding as of July 31, 2009	672,748	5,900,862	1.58	6.90	$2,689
Authorized	3,166,666	—
Options granted	(4,044,449)	4,044,449	4.80
Options exercised	—	(693,887)	1.12
Common stock repurchased	2,928	—	2.94
Options canceled	361,159	(361,159)	3.12

Outstanding as of July 31, 2010	159,052	8,890,265	3.02	7.50	29,453
Authorized	1,766,666	—
Options granted	(2,214,969)	2,214,969	8.46
Options exercised	—	(1,379,085)	0.78
Common stock repurchased	2,500	—	2.94
Options canceled	448,170	(448,170)	5.53

Outstanding as of July 31, 2011	161,419	9,277,979	4.53	7.67	47,635
Authorized (unaudited)	1,633,333	—
Options granted (unaudited)	(1,847,026)	1,847,026	9.21
Options exercised (unaudited)	—	(197,212)	3.96
Common stock repurchased (unaudited)	385	—	6.66
Options canceled (unaudited)	169,613	(169,613)	6.32

Outstanding as of January 31, 2012 (unaudited)	117,724	10,758,180	5.31	7.59	48,069

Vested and expected to vest—July 31, 2011		8,421,590	4.39	7.55	44,477

Vested—July 31, 2011		4,595,311	2.73	6.42	31,846

Vested and expected to vest—January 31, 2012 (unaudited)		10,130,467	5.15	7.50	46,952

Vested—January 31, 2012 (unaudited)		5,241,534	3.09	6.23	35,069

The total estimated fair value for all stock-based compensation awards granted during the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012 was $897,000, $11.1 million, $10.5 million, $3.1 million and $9.0 million. The weighted-average grant date fair value of options

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

granted during the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012 was $1.08, $2.73, $4.74, $3.72 and $4.89 per share. The intrinsic value of options exercised during the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012 was determined to be $440,000, $2.5 million, $11.5 million, $1.1 million and $1.1 million.

As of July 31, 2010 and 2011 and January 31, 2012, 41,576, 56,585 and 67,435 shares of common stock issued under the 2003 Plan remained subject to repurchase rights due to the early exercise of stock options. As of July 31, 2010, 2011 and January 31, 2012, our repurchase price relating to common stock subject to repurchase was $96,000, $209,000 and $394,000. These amounts are classified as accounts payable and accrued liabilities and other liabilities on the consolidated balance sheets. The exercise of these options has been included in the option activity table above.

The following table summarizes information about stock options outstanding and exercisable under the 2003 Plan as of July 31, 2011:

	Options Outstanding and Exercisable			Options Vested
Range of Exercise Price	Number of Shares Underlying Outstanding Options	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price per Share	Number of Shares Underlying Exercisable Options	Weighted- Average Exercise Price per Share
		(In Years)
$0.12 – $1.62	712,793	4.73	$0.99	712,652	$0.99
$1.68	991,906	5.37	1.68	991,906	1.68
$1.71 – $2.13	1,123,920	7.35	1.90	699,903	1.88
$2.37 – $2.94	836,149	6.37	2.63	768,576	2.61
$3.36	352,088	6.61	3.36	307,594	3.36
$4.53	2,047,647	8.55	4.53	699,655	4.53
$6.33	1,573,795	8.82	6.33	407,521	6.33
$7.08	319,088	8.73	7.08	1,762	7.08
$9.33	480,699	9.61	9.33	3,282	9.33
$9.66	839,894	9.84	9.66	2,460	9.66

	9,277,979	7.67	4.53	4,595,311	2.73

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

The following table summarizes information about stock options outstanding and exercisable under the 2003 Plan as of January 31, 2012 (unaudited):

	Options Outstanding and Exercisable			Options Vested
Range of Exercise Price	Number of Shares Underlying Outstanding Options	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price per Share	Number of Shares Underlying Exercisable Options	Weighted- Average Exercise Price per Share
		(In Years)
$0.12 – $1.68	1,630,540	4.19	$1.40	1,630,540	$1.40
$1.71 – $2.37	1,087,046	6.73	1.92	808,247	1.91
$2.49 – $3.36	1,148,660	5.93	2.85	1,120,567	2.85
$4.53	2,032,615	8.07	4.53	946,620	4.53
$6.33	1,529,169	8.47	6.33	609,673	6.33
$7.08	227,809	8.67	7.08	65,469	7.08
$9.12	1,574,971	9.59	9.12	10,470	9.12
$9.33	453,708	9.00	9.33	41,497	9.33
$9.66	833,228	9.33	9.66	6,068	9.66
$9.78	240,434	9.80	9.78	2,383	9.78

	10,758,180	7.59	5.31	5,241,534	3.09

The total fair value of options vested during the year ended July 31, 2011 and the six months ended January 31, 2012 was $4.5 million and $2.4 million. As of July 31, 2011 and January 31, 2012, $13.8 million and $18.0 million of total unrecognized compensation cost related to stock options was expected to be recognized over a weighted-average period of 2.9 years and 3.0 years.

2005 Stock Plan

In connection with the acquisition of Netcordia, our board of directors approved and we adopted the 2005 Stock Plan (the “2005 Plan”) in May 2010. The 2005 Plan was established to assume all the outstanding Netcordia options at the closing of the acquisition.

Stock options granted under the 2005 Plan may be either ISOs or NSOs. ISOs may be granted to employees with exercise prices not less than the fair value of the common stock on the grant date as determined by the board of directors, and NSOs may be granted to employees, directors or consultants at exercise prices as determined by the board of directors. If, at the time we grant an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of our stock, the exercise price must be at least 110% of the fair value of the common stock on the grant date as determined by the board of directors. Options may be granted with vesting terms as determined by the board of directors. Options expire no more than ten years after the date of grant or earlier if employment or service is terminated.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

A summary of activity under the 2005 Plan and related information are as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
				(In years)	(In thousands)
Outstanding as of July 31, 2009	—	—
Authorized	516,943	—
Options granted	(515,316)	515,316	$0.63
Options exercised	—	(18,698)	0.60
Options canceled	8,460	(8,460)	0.60

Outstanding as of July 31, 2010	10,087	488,158	0.63	7.46	$2,784
Options exercised	—	(179,515)	0.61
Options canceled	21,762	(21,762)	0.65

Outstanding as of July 31, 2011	31,849	286,881	0.64	6.33	2,589
Options exercised (unaudited)	—	(28,312)	0.63
Options canceled (unaudited)	1,582	(1,582)	0.73

Outstanding as of January 31, 2012 (unaudited)	33,431	256,987	0.64	6.42	2,350

Vested and expected to vest—July 31, 2011		270,629	0.64	6.24	2,443

Vested—July 31, 2011		218,126	0.63	5.85	1,965

Vested and expected to vest—January 31, 2012 (unaudited)		254,261	0.64	6.40	2,325

Vested—January 31, 2012 (unaudited)		212,340	0.63	6.19	1,942

The total estimated fair value for all stock-based compensation awards granted during the year ended July 31, 2010 was $3.0 million. The weighted-average grant date fair value of options granted during the year ended July 31, 2010 was $5.76 per share. The intrinsic value of options exercised during the years ended July 31, 2010 and 2011 and the six months ended January 31, 2011 and 2012 was determined to be $112,000, $1.2 million, $789,000 and $241,000.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

The following table summarizes information about stock options outstanding and exercisable under the 2005 Plan as of July 31, 2011:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Underlying Outstanding Options	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price per Share	Number of Shares Underlying Exercisable Options	Weighted- Average Exercise Price per Share
		(In Years)
$0.60	219,961	6.20	$0.60	172,190	$0.60
$0.75	66,837	6.78	0.75	45,853	0.75
$1.47	83	5.24	1.47	83	1.47

	286,881	6.33	0.64	218,126	0.63

The following table summarizes information about stock options outstanding and exercisable under the 2005 Plan as of January 31, 2012 (unaudited):

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Underlying Outstanding Options	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price per Share	Number of Shares Underlying Exercisable Options	Weighted- Average Exercise Price per Share
		(In Years)
$0.60	196,613	6.37	$0.60	163,787	$0.60
$0.75	60,374	6.57	0.75	48,553	0.75

	256,987	6.42	0.64	212,340	0.63

The total fair value of options vested in the 2005 Plan and recognized as post business combination stock-based compensation during the year ended July 31, 2010 was $360,000. The total fair value of options vested during the year ended July 31, 2011 and the six months ended January 31, 2012 was $513,000 and $65,000. As of July 31, 2011 and January 31, 2012, $358,000 and $233,000 of total unrecognized compensation cost related to stock options was expected to be recognized over the remaining weighted average vesting period of the options of 1.7 years and 1.4 years.

2000 Stock Plan

In April 2000, our board of directors approved and we adopted the 2000 Stock Plan (the “2000 Plan”). It was subsequently amended on April 4, 2003.

Stock options granted under the 2000 Plan may be either ISOs or NSOs. ISOs may be granted to employees with exercise prices not less than the fair value of the common stock on the grant date as determined by the board of directors, and NSOs may be granted to employees, directors or consultants at exercise prices as determined by the board of directors. If, at the time we grant an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of our stock, the exercise price must be at least 110% of the fair value of the common stock on the grant date as determined by the board of directors. Options may be granted with vesting terms as determined by the board of directors. Options expire no more than ten years after the date of grant or earlier if employment or service is terminated.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

A summary of activity under the 2000 Plan and related information are as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
				(In years)	(In thousands)
Outstanding as of July 31, 2008	5,102	2,332	$228.25
Options canceled	131	(131)	201.27

Outstanding as of July 31, 2009	5,233	2,201	229.85	2.58	$—
Options canceled	218	(218)	264.88
Options expired	(5,451)	—

Outstanding as of July 31, 2010	—	1,983	226.04	1.79	—
Options canceled	—	(51)	184.95

Outstanding as of July 31, 2011	—	1,932	227.17	0.82	—
Options canceled (unaudited)	—	(669)	190.48

Outstanding as of January 31, 2012 (unaudited)	—	1,263	246.60	0.68	—

The following table summarizes information about stock options outstanding and exercisable under the 2000 Plan as of July 31, 2011:

	Options Outstanding and Exercisable
Exercise Price	Number of Shares Underlying Outstanding and Exercisable Options	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price per Share
		(In Years)
$184.95	609	0.05	$184.95
$246.60	1,323	1.17	246.60

	1,932	0.82	227.17

The stock options outstanding under the 2000 Plan as of January 31, 2012 consisted of 1,263 options with an exercise price of $246.60 per share and an average remaining contractual term of 0.68 year.

12.	Common Stock Warrants

In connection with the Netcordia acquisition on May 1, 2010, we issued warrants to purchase 336,488 shares of our common stock at $0.07 per share to the holders of the Netcordia common stock warrants. The warrants are immediately exercisable.

We determined the fair value of the warrants on the date of issuance to be $2.1 million or $6.33 per share, as determined by the Black-Scholes option-pricing model using the following assumptions: zero dividend yield; expected volatility of 60%; a risk-free interest rate of 2.5%; and a weighted-average contractual term of 8 years. All of these warrants were fully vested at the time of grant and were recorded in the purchase price accounting.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

13.	Net Income (Loss) per Share of Common Stock

The following table sets forth the computation of our basic and diluted net income (loss) per share of common stock (in thousands, except for share and per share amounts):

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Numerator:
Basic:
Net income (loss)	$(10,416)	$6,988	$(5,322)	$(132)	$(2,845)
8% noncumulative dividends on convertible preferred stock	—	(6,580)	—	—	—
Undistributed earnings allocated to convertible preferred stock	—	(307)	—	—	—

Net income (loss) attributable to common stockholders, basic	$(10,416)	$101	$(5,322)	$(132)	$(2,845)

Diluted:
Net income (loss) attributable to common stockholders, basic	$(10,416)	$101	$(5,322)	$(132)	$(2,845)
Undistributed earnings re-allocated to common stock	—	23	—	—	—

Net income (loss) attributable to common stockholders	$(10,416)	$124	$(5,322)	$(132)	$(2,845)

Denominator:
Basic:
Weighted-average common shares used in computing net income (loss) per share of common stock, basic	6,966,448	7,767,516	9,933,362	9,584,691	11,086,609

Diluted:
Weighted-average common shares used in computing net income (loss) per share of common stock, basic	6,966,448	7,767,516	9,933,362	9,584,691	11,086,609
Add weighted-average effect of dilutive securities:
Stock options	—	2,430,523	—	—	—
Common stock warrants	—	82,842	—	—	—

Weighted-average shares used in computing net income (loss) per share of common stock, diluted	6,966,448	10,280,881	9,933,362	9,584,691	11,086,609

Net income (loss) per share of common stock:
Basic	$(1.50)	$0.01	$(0.54)	$(0.01)	$(0.26)

Diluted	$(1.50)	$0.01	$(0.54)	$(0.01)	$(0.26)

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income (loss) per share of common stock for the periods presented because including them would have been antidilutive:

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Stock options to purchase common stock	6,075,588	1,877,955	9,648,877	9,592,470	10,660,716
Common stock warrants	—	—	336,488	336,488	336,488
Convertible preferred stock	67,778,389	80,512,394	80,512,394	80,512,394	80,512,394
Convertible preferred stock warrants	—	42,728	169,517	169,517	169,517

The following table sets forth the computation of our unaudited pro forma basic and diluted net loss per share of common stock during the year ended July 31, 2011 and the six months ended January 31, 2012 (in thousands, except for share and per share amounts):

	Year Ended July 31, 2011	Six Months Ended January 31, 2012
	(Unaudited)
Net loss attributable to common stockholders	$(5,322)	$(2,845)
Change in fair value of convertible preferred stock warrant liability	133	80

Net loss used in computing pro forma net loss per share of common stock, basic and diluted	$(5,189)	$(2,765)

Weighted-average shares used in computing net loss per share of common stock, basic and diluted	9,933,362	11,086,609
Pro forma adjustment to reflect assumed conversion of convertible preferred stock	26,841,363	26,841,363

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	36,774,725	37,927,972

Pro forma net loss per share, basic and diluted	$(0.14)	$(0.07)

14.	Income Taxes

Our geographical breakdown of income (loss) before provision for income taxes for the years ended July 31, 2009, 2010, and 2011 is as follows (in thousands):

	Years Ended July 31,
	2009	2010	2011
Domestic	$(10,875)	$8,190	$(5,218)
International	735	(191)	698

Income (loss) before provision for income taxes	$(10,140)	$7,999	$(4,520)

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

The components of the provision for income taxes are as follows (in thousands):

	Years Ended July 31,
	2009	2010	2011
Current:
Federal	$—	$243	$163
State	19	431	381
Foreign	257	337	327

Total current	276	1,011	871
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	(69)

Total deferred	—	—	(69)

Total provision for income taxes	$276	$1,011	$802

The reconciliation of the statutory federal income tax and our effective income tax is as follows (in thousands):

	Years Ended July 31,
	2009	2010	2011
Tax at statutory federal rate	$(3,549)	$2,800	$(1,582)
State tax—net of federal benefit	12	280	248
Foreign rate differential	—	404	(58)
Change in valuation allowance	2,890	(1,340)	821
Stock compensation and other permanent items	1,166	(1,379)	1,241
Other	(243)	246	132

Provision for income taxes	$276	$1,011	$802

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

The components of the deferred tax assets, net are as follows (in thousands):

	July 31,
	2010	2011
Deferred tax assets:
Net operating loss carryforwards	$33,682	$32,327
U.S. tax credit carryforwards	5,988	3,237
Deferred revenue	3,338	4,604
Accruals, reserves and other	1,419	2,740
Stock compensation	377	1,490
Depreciation	78	—

Gross deferred tax asset	44,882	44,398
Valuation allowance	(40,779)	(40,518)

Total deferred tax asset	4,103	3,880

Deferred tax liabilities:
Other fixed assets depreciation	—	(926)
Other identified intangibles	(4,103)	(2,885)

Total deferred tax liability	(4,103)	(3,811)

Net deferred tax assets	$—	$69

As of July 31, 2011, we reduced the amount of federal and California research and development tax credit carryforwards based on analyses substantially completed during the fiscal year. The reductions do not have a material impact on the financial statements due to the full valuation allowance recorded against the corresponding deferred tax assets.

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the recorded cumulative net losses in prior fiscal periods, we recorded a full valuation allowance of $40.8 million and $40.5 million against the net U.S. deferred tax assets as of July 31, 2010 and 2011. The net valuation allowance increased (decreased) by $3.5 million, $(1.1) million and $(0.3) million during the years ended July 31, 2009, 2010 and 2011. We intend to maintain a valuation allowance against the U.S. deferred tax assets until sufficient positive evidence exists to support reversal.

As of July 31, 2011, we had U.S. federal net operating loss carryforwards of $85.3 million and California net operating loss carryforwards of $44.1 million. The federal net operating loss carryforwards will expire at various dates beginning in the year ending July 31, 2022 if not utilized. The California net operating loss carryforwards will expire at various dates beginning in the year ending July 31, 2013 if not utilized. Additionally, as of July 31, 2011, we had U.S. federal and California research and development credit carryforwards of $2.6 million and $1.6 million. The federal credit carryforwards will begin to expire at various dates beginning in 2023 while the California credit carryforwards can be carried over indefinitely.

Net operating losses of approximately $3.9 million have not been included in the table above as these net operating losses are attributable to excess tax benefits associated with share-based payment grants. These benefits will not be recognized in the financial statements until they result in a reduction in taxes on a tax return. When recognized in the financial statements, the tax benefit will be recorded to stockholders’ deficit. During the year ended July 31, 2011, we recognized approximately $0.1 million of excess tax benefits which resulted in a credit to stockholders’ deficit.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

Our policy with respect to our undistributed foreign subsidiaries’ earnings is to consider those earnings to be indefinitely reinvested and, accordingly, no related provision for U.S. federal and state income taxes has been provided. Upon distribution of those earnings in the form of dividends or otherwise, we may be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes in the various countries. At July 31, 2011, the undistributed earnings approximated $0.9 million. The determination of the future tax consequence of the remittance of these earnings is not practicable.

Utilization of our net operating loss and credit carryforwards may be subject to a substantial annual limitation provided for in the Internal Revenue Code and similar state codes. Such annual limitation could result in the expiration of net operating loss and credit carryforwards before utilization. We do not believe that such limitation rules will have a material impact on the financial statements.

The income tax provision for the six months ended January 31, 2012, was computed on our annual forecast of profit and losses by jurisdiction for the tax year ending July 31, 2012. Our estimated annual effective tax rate is based on our expectation that we will record a valuation allowance that will offset the potential tax benefit of certain U.S. tax losses and credit carryforwards generated during fiscal 2012. The provision for income taxes for the six months ended January 31, 2012 was $661,000 compared to a $462,000 provision for income taxes for the six months ended January 31, 2011. The increase was primarily due to higher foreign income taxes and lower federal and state taxes. For the six months ended January 31, 2012, our provision for income taxes differed from the statutory amount primarily due to U.S. and foreign taxes currently payable and no benefit for current year losses due to maintaining a full valuation allowance against the U.S. net deferred tax assets. For the six months ended January 31, 2011, the provision for income taxes was greater than the statutory amount due to higher federal and state taxes offset by lower foreign income taxes.

Uncertain Tax Positions

As of July 31, 2011, we had gross unrecognized tax benefits of $1.0 million, none of which would impact the effective tax rate if realized during the year due to our full valuation allowance position. We have not accrued interest and penalties related to unrecognized tax benefits reflected in the consolidated financial statements during the years ended July 31, 2009, 2010 and 2011. Our policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items in income tax expense.

The following table summarizes the activity related to the unrecognized tax benefits (in thousands):

	Years Ended July 31,
	2009	2010	2011
Gross unrecognized tax benefits beginning balance	$477	$665	$791
Decreases related to tax positions from prior years	—	—	(34)
Increases related to tax positions taken during current year	188	126	241

Gross unrecognized tax benefits	$665	$791	$998

These amounts are related to certain deferred tax assets with a corresponding valuation allowance. If recognized, the impact on our effective tax rate would not be material due to the full valuation allowance.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

We believe that there will not be any significant changes in our unrecognized tax benefits in the next 12 months.

We are subject to taxation in the United States, various states and several foreign jurisdictions. All tax years remain open and are subject to examinations by the appropriate governmental agencies in all of the jurisdictions where we file tax returns. We are not currently under examination in any major jurisdiction.

15.	Segment Information

We operate as one reportable segment. The following table represents net revenue based on the customer’s location, as determined by the customer’s shipping address (in thousands):

	Years Ended July 31,			Six Months Ended January 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Americas	$36,952	$62,620	$82,730	$37,171	$50,415
Europe, Middle East and Africa	18,520	29,266	35,190	17,014	19,789
Asia Pacific	6,241	10,282	14,915	7,470	10,538

	$61,713	$102,168	$132,835	$61,655	$80,742

Included within the Americas total in the above table is revenue from sales in the U.S. of $35.6 million, $60.3 million, $77.7 million, $34.8 million and $46.0 million during the years ended July 31, 2009, 2010 and 2011 and the six months ended January 31, 2011 and 2012. Aside from the U.S., no other country comprised 10% of our net revenue for the years ended July 31, 2009, 2010 or 2011 or the six months ended January 31, 2011 and 2012.

Our property and equipment, net by location is summarized as follows (in thousands):

	July 31,		January 31, 2012
	2010	2011
			(Unaudited)
Americas	$1,966	$4,859	$5,239
Europe, Middle East and Africa	53	87	129
Asia Pacific	41	141	201

	$2,060	$5,087	$5,569

Included within the Americas total in the above table is property and equipment, net in the U.S. of $1.9 million, $4.7 million and $5.2 million as of July 31, 2010 and 2011 and January 31, 2012.

16.	Subsequent Events

For our consolidated financial statements as of July 31, 2010 and 2011 and for each of the three years ended July 31, 2011, we evaluated subsequent events through September 1, 2011, the date at which the consolidated financial statements were issued.

INFOBLOX INC.

Notes to Consolidated Financial Statements (continued)

Years Ended July 31, 2009, 2010 and 2011

and the Six Months Ended January 31, 2011 and 2012 (unaudited)

17.	Subsequent Events (Unaudited)

For our consolidated financial statements as of January 31, 2012 and for the six month periods ended January 31, 2011 and 2012, we evaluated subsequent events through April 5, 2012.

On April 2, 2012, we received notice of a favorable ruling from the Internal Revenue Service that will entitle us to income tax benefits in the form of a reduction to our 2012 income tax provision of approximately $0.4 million. This will be recorded in the third quarter of 2012.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Netcordia, Inc.

We have audited the accompanying consolidated balance sheets of Netcordia, Inc. (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Netcordia, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Jose, California

October 29, 2010

NETCORDIA, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$7,240	$6,505	$5,166
Accounts receivable	2,054	1,412	2,471
Inventory	103	98	62
Prepaid expenses and other current assets	363	316	513

Total current assets	9,760	8,331	8,212
Property and equipment, net	611	488	433
Loan fees and deferred financing costs, net of accumulated amortization	123	57	32
Deposits	30	30	30

TOTAL ASSETS	$10,524	$8,906	$8,707

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$235	$273	$909
Accrued compensation	512	552	577
Deferred margin, current portion	2,649	4,298	5,631
Long-term debt, current portion	616	608	942
Accrued expenses and other liabilities	272	178	325

Total current liabilities	4,284	5,909	8,384
Convertible preferred stock warrant liability	87	275	266
Deferred margin, noncurrent portion	2,234	6,033	6,126
Long-term debt, net of current portion	1,731	1,650	1,333

Total liabilities	8,336	13,867	16,109

Commitments and contingencies (Note 6)

Convertible preferred stock, par value $0.001 per share—20,513,200 shares authorized as of December 31, 2008, 2009 and March 31, 2010 (unaudited):
Series A—7,179,260 designated shares ; 7,111,111 shares issued and outstanding as of December 31, 2008, 2009 and March 31, 2010 (unaudited); aggregate liquidation preference value of $3,000 as of December 31, 2008, 2009 and March 31, 2010 (unaudited)	2,965	2,965	2,965
Series B—8,352,083 designated shares ; 8,303,095 shares issued and outstanding as of December 31, 2008, 2009 and March 31, 2010 (unaudited); aggregate liquidation preference value of $10,000 as of December 31, 2008, 2009 and March 31, 2010 (unaudited)	9,941	9,941	9,941
Series B1—4,981,857 designated shares ; 4,160,103 shares issued and outstanding as of December 31, 2008, 2009 and March 31, 2010 (unaudited); aggregate liquidation preference value of $5,010 as of December 31, 2008, 2009 and March 31, 2010 (unaudited)	4,912	4,912	4,912

Total convertible preferred stock	17,818	17,818	17,818

STOCKHOLDERS’ DEFICIT:
Common stock, par value $0.001 per share—45,000,000 shares authorized as of December 31, 2008, 2009 and March 31, 2010 (unaudited); 7,799,751, 9,036,304 and 9,346,372 shares issued and outstanding as of December 31, 2008, 2009 and March 31, 2010 (unaudited)	8	9	9
Series A1 convertible preferred stock, par value $0.001 per share—1,248,948 shares authorized; 1,248,948 shares issued and outstanding as of December 31, 2008, 2009 and March 31, 2010 (unaudited)	1	1	1
Additional paid-in capital	1,066	1,218	1,275
Accumulated other comprehensive income (loss)	(5)	2	(2)
Accumulated deficit	(16,700)	(24,009)	(26,503)

Total stockholders’ deficit	(15,630)	(22,779)	(25,220)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$10,524	$8,906	$8,707

The accompanying notes are an integral part of these consolidated financial statements.

NETCORDIA, INC.

Consolidated Statements of Operations

(In thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2008	2009	2009	2010
			(Unaudited)
Revenues	$9,330	$8,527	$2,132	$2,130
Cost of revenues	743	723	146	173

Gross profit	8,587	7,804	1,986	1,957
Operating expenses:
Research and development	3,000	3,345	824	929
Sales and marketing	8,622	9,094	2,285	2,209
General and administrative	1,995	2,218	561	1,229

Total operating expenses	13,617	14,657	3,670	4,367

Loss from operations	(5,030)	(6,853)	(1,684)	(2,410)
Other income (expense):
Investment income	124	75	22	2
Interest expense	(81)	(514)	(122)	(61)
Financing costs	(363)	—	—	—
Other expense	(7)	(6)	(3)	—

Total other income (expense)	(327)	(445)	(103)	(59)

Loss before provision for income taxes	(5,357)	(7,298)	(1,787)	(2,469)
Provision for income taxes	9	11	—	25

Net loss	$(5,366)	$(7,309)	$(1,787)	$(2,494)

The accompanying notes are an integral part of these consolidated financial statements.

NETCORDIA, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

	Convertible Preferred Stock						Common Stock		Convertible Series A1 Preferred Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Series B		Series B1
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	7,111,111	$2,965	8,303,095	$9,941	—	$—	6,590,315	$7	1,248,948	$1	$554	$—	$(11,334)	$(10,772)
Issuance of common stock	—	—	—	—	—	—	1,209,436	1	—	—	98	—	—	99
Issuance of Series B1 convertible preferred stock	—	—	—	—	4,160,103	4,912	—	—	—	—	—	—	—	—
Issuance of common stock warrants in connection with Series B1 preferred stock offering	—	—	—	—	—	—	—	—	—	—	363	—	—	363
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	51	—	—	51
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(5,366)	(5,366)

Total comprehensive loss														(5,371)

Balance at December 31, 2008	7,111,111	2,965	8,303,095	9,941	4,160,103	4,912	7,799,751	8	1,248,948	1	1,066	(5)	(16,700)	(15,630)
Issuance of common stock	—	—	—	—	—	—	1,236,553	1	—	—	85	—	—	86
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	67	—	—	67
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	7	—	7
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(7,309)	(7,309)

Total comprehensive loss														(7,302)

Balance at December 31, 2009	7,111,111	2,965	8,303,095	9,941	4,160,103	4,912	9,036,304	9	1,248,948	1	1,218	2	(24,009)	(22,779)
Issuance of common stock (unaudited)	—	—	—	—	—	—	310,068	—	—	—	25	—	—	25
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	32	—	—	32
Comprehensive loss (unaudited):
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(4)	—	(4)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	(2,494)	(2,494)

Total comprehensive loss (unaudited)														(2,498)

Balance at March 31, 2010 (unaudited)	7,111,111	$2,965	8,303,095	$9,941	4,160,103	$4,912	9,346,372	$9	1,248,948	$1	$1,275	$(2)	$(26,503)	$(25,220)

The accompanying notes are an integral part of these consolidated financial statements.

NETCORDIA, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2008	2009	2009	2010
			(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,366)	$(7,309)	$(1,787)	$(2,494)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	389	487	113	121
Stock-based compensation	51	67	14	32
Increase (decrease) in fair value of warrant liability	(58)	188	44	(9)
Gain on sale of investment	—	(30)	—	—
Issuance of common stock warrants	363	—	—	—
Loss on disposal of equipment	1	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,259)	642	(685)	(1,059)
Inventory	46	4	(37)	36
Prepaid expenses and other current assets	(53)	47	(118)	(197)
Accounts payable	(34)	38	263	636
Accrued compensation	236	40	75	25
Accrued expenses and other current liabilities	23	(93)	18	147
Deferred margin	3,009	5,448	1,834	1,426

Net cash used in operating activities	(2,652)	(471)	(266)	(1,336)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of investment	—	30	—	—
Purchase of property and equipment	(74)	(195)	(12)	—

Net cash used in investing activities	(74)	(165)	(12)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on notes payable	(124)	(192)	(44)	(24)
Proceeds from issuance of common stock	99	86	—	25
Proceeds from issuance of convertible preferred stock, net of costs	4,912	—	—	—
Principal borrowings on growth capital financing, net of costs	1,965	—	—	—

Net cash provided by (used in) financing activities	6,852	(106)	(44)	1

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(5)	7	1	(4)

NET INCREASE (DECREASE) IN CASH	4,121	(735)	(321)	(1,339)
CASH—Beginning of period	3,119	7,240	7,240	6,505

CASH—End of period	$7,240	$6,505	$6,919	$5,166

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$60	$219	$54	$35

Cash paid for income taxes	$9	$11	$—	$—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property and equipment included in liabilities	$238	$104	$50	$40

The accompanying notes are an integral part of these consolidated financial statements.

Netcordia, Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

1.	Description of the Business and Summary of Significant Accounting Policies

Business

Netcordia, Inc. (the “Company”) was incorporated in 2000 pursuant to the laws of the State of Maryland. During 2005, the Company reincorporated in the State of Delaware. The Company engages in the design, development, manufacture and marketing of network management software and appliances and is the creator of the NetMRI Family of Network Analysis Products, which it sells and maintains worldwide.

The Company’s operations are subject to significant risks and uncertainties, including competitive, financial, developmental, operational, technological, regulatory, and other risks associated with an emerging business.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s consolidated financial position, results of operations and cash flows for the periods presented. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements and disclosures in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of commitments and contingencies. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions, and its belief of what could occur in the future, given available information. Estimates are used for, but not limited to, accounting for revenue, the allowance for doubtful accounts, product warranties, inventory valuation, stock-based compensation, useful lives of property and equipment, and accrued liabilities. Actual results may differ from these estimates.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2010, the interim consolidated statements of operations and cash flows for the three months ended March 31, 2009 and 2010 and the interim consolidated statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2010 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, that we believe are necessary to present fairly the consolidated balance sheet as of March 31, 2010 and the consolidated results of operations, and cash flows for the three months ended March 31, 2009 and 2010 and convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2010. The consolidated financial data disclosed in these notes to the consolidated financial statements related to the three months ended March 31, 2009 and 2010 are also unaudited. The consolidated results of operations during the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2009 or for any other future annual or interim period.

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

Concentration of Credit Risk

As of December 31, 2008, 2009 and March 31, 2010 and at various times during the periods presented, the Company maintained cash-in-bank balances in excess of the federally insured limits. Amounts in excess of insured limits as of December 31, 2008, 2009 and March 31, 2010 totaled $7.0 million, $5.6 million and $4.9 million (unaudited).

Fair Value Measurements

The fair value of financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The Company follows a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

•	Level I—quoted prices in active markets for identical assets and liabilities.

•

Level II—observable inputs other than quoted prices in active markets for identical assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level III—unobservable inputs. The Company has issued warrants which are liabilities and are remeasured at fair value on a recurring basis.

Cash

Cash includes interest-earning cash accounts in banks.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for returns and doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. No allowance was deemed necessary as of December 31, 2008, 2009 and March 31, 2010 (unaudited).

Inventory

Inventory consists of unsold units and licenses and is stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method of accounting over the shorter of the lease term or estimated useful life of the asset. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

Convertible Preferred Stock Warrant Liability

The Company applied the provisions of ASC 480, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“ASC 480”) to account for the convertible preferred stock warrants issued.

For a warrant classified as a derivative liability pursuant to ASC 480, the fair value of the warrant is recorded on the balance sheet at inception of such classification and adjusted to fair value at each financial reporting date. The changes in fair value of the warrant are recorded in the statements of operations as a component of other income and expense. The fair value of the warrant is estimated using the Black-Scholes option-pricing model.

The Company will continue to adjust the convertible preferred stock warrant liability for changes in the fair value of the warrants until the earlier of the exercise of the warrants, at which time the liability will be reclassified to equity, the conversion of the underlying convertible preferred stock into common stock, at which time the liability will be reclassified to additional paid-in capital, or the expiration of the warrant, at which time the entire amount would be reversed and reflected in the statements of operations.

Loss Contingencies

The Company accrues for probable losses from contingencies including legal defense costs, on an undiscounted basis, in accordance with the provisions of ASC 450, Contingencies (“ASC 450”), when such costs are considered probable of being incurred and are reasonably estimable. The Company periodically evaluates available information, both internal and external, relative to such contingencies and adjusts this accrual as necessary.

Revenue and Cost Recognition

Revenue is recognized in accordance with the provisions of ASC 985, Software (“ASC 985”), when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Evidence of an arrangement generally consists of customer purchase orders and, in certain circumstances, sales contracts or agreements. Shipping terms and related documents, or written evidence of customer acceptance, when applicable, are used to verify delivery or performance. The Company assesses whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. Collectability is assessed based on the creditworthiness of the customer as determined by credit checks and the customer’s payment history to the Company. Accounts receivable are recorded net of allowance for doubtful accounts, estimated customer returns, and pricing credits. The Company enters into certain arrangements where the Company is obligated to deliver multiple products and/or services (“multiple elements”). In these transactions, the Company allocates the total revenue among the elements based on vendor specific objective evidence (“VSOE”) of fair value as determined by the sales price of each element when sold separately.

When VSOE of fair value is available for the undelivered element of a multiple element arrangements, sales revenue is generally recognized on the date the product is shipped, using the residual method under ASC 985, with a portion of revenue recorded as deferred (or unearned) due to applicable undelivered elements. Undelivered elements for the Company’s multiple element arrangements with a customer are generally restricted to post contract support and training and education. The amount of revenue allocated to these undelivered elements is based on the VSOE of fair value for those undelivered elements. Deferred revenue due to undelivered elements is

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

recognized ratably on a straight-line basis over the service period or when the service is completed. When VSOE of fair value is not available for the undelivered element of a multiple element arrangement, sales revenue is generally recognized ratably, on a straight-line basis over the service period of the undelivered element, generally 12 months or when the service is completed in accordance with the subscription method under ASC 985. Deferred revenue as of December 31, 2008, 2009 and March 31, 2010 was $4.9 million, $10.3 million and $11.8 million (unaudited).

The application of ASC 985 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether VSOE of fair value exists for those elements. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and changes to a product’s estimated life cycle could materially impact the amount of the Company’s earned and unearned revenue. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products.

The Company generates revenue from the sale of perpetual software licenses and services related to the software business, including that from software maintenance and support agreements. Revenue from software maintenance and support agreements is recognized over the life of the agreement. Software maintenance revenue is post contract customer support that provides the customer with unspecified upgrades/updates and technical support.

Cost of materials related to products are recorded at cost, including all costs associated with acquiring inventory such as sales tax and shipping costs. Shipping and handling costs charged to customers are included in net sales, and the associated expense is recorded in cost of sales for all periods presented.

Maintenance and customer support costs are charged to expense when they are incurred.

Deferred Margin

Amounts billed in excess of revenue recognized are included as deferred margin and accounts receivable in the accompanying balance sheets. Deferred margin for product sales includes deferred revenue for products delivered to end users, value-added resellers, and distributors, net of the related cost of revenue.

Warranty

The Company’s appliance hardware generally includes a one-year warranty. The Company has not experienced any significant warranty expense, and accordingly a warranty reserve was not deemed necessary.

Research and Development Costs

Capitalization of costs related to the development and acquisition of certain software products begins when technological feasibility has been established and ends when the product is available for general release to customers. Technological feasibility for the Company’s products is established when the product is available for beta release. To date, development costs incurred between beta release and general release have been insignificant. Accordingly, research and development costs have been charged to the statements of operations in the period in which they were incurred.

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

Stock-Based Compensation

The fair value of stock options was estimated using the Black-Scholes option valuation model and the expense is recognized on a straight-line basis.

The Company makes a number of estimates and assumptions related to the provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”), including forfeiture rate, expected life, and volatility. The Company recognized compensation costs only for those equity awards expected to vest. In valuing share-based awards under ASC 718, significant judgment is required in determining the expected volatility of the Company’s common stock and the expected term individuals will hold their share-based awards prior to exercising. The expected term of options granted represents the period of time that options granted are expected to be outstanding. During the years ended December 31, 2008 and 2009 and the three months ended March 31, 2009 and 2010, the Company elected to use the simplified method to estimate the expected term as described by SEC Staff Accounting Bulletin Topic 14, Share-Based Payment. Expected volatility of the stock is based on the Company’s peer group in the industry in which it conducts business because it does not have sufficient historical volatility data for its own stock.

Advertising

The Company expenses all advertising costs as incurred. Advertising costs during the years ended December 31, 2008 and 2009 and the three months ended March 31, 2009 and 2010 were $1.3 million, $1.2 million, $250,000 (unaudited) and $283,000 (unaudited).

Foreign Currency Translation

The financial statements of the Company’s international subsidiaries are translated into U.S. dollars at current exchange rates, except for revenues and expenses, which are translated at average exchange rates during each reporting period. Currency transaction gains or losses, which are included in the results of operations, are insignificant for all periods presented. Net exchange gains or losses resulting from the translation of assets and liabilities are included as a component of accumulated other comprehensive income in stockholders’ equity. Accumulated comprehensive income (loss) was ($5,000), $2,000 and $(2,000) (unaudited) as of December 31, 2008, 2009 and March 31, 2010.

Income Taxes

The Company accounts for income taxes under the asset and liability method as set forth in ASC 740, Income Taxes (“ASC 740”), that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences that have been recognized in the Company’s financial statements or tax returns. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

On January 1, 2009 the Company adopted portions of ASC 740 (formerly FIN 48), which is a change in accounting for income taxes. ASC 740 contains a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company will classify the liability

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes. See Note 10.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). For the Company, other comprehensive income (loss) includes foreign currency translation adjustments. Total comprehensive income (loss) is disclosed in the consolidated statements of convertible preferred stock and stockholders’ deficit.

2.	Fair Value Measurements

As of December 31, 2008, 2009 and March 31, 2010 (unaudited), the carrying value of accounts receivable, accounts payable and accrued expenses and other liabilities approximate their fair value principally because of the short-term nature of these assets and liabilities.

The following table sets forth the fair value of the Company’s Level III financial liabilities that are remeasured on a recurring basis (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2008	2009	2009	2010
			(Unaudited)
Fair value of warrants at beginning of period	$30	$87	$87	$275
Issuance of warrants	115	—	—	—
Increase (decrease) in fair value of warrants	(58)	188	44	(9)

Fair value of warrants at end of period	$87	$275	$131	$266

3.	Balance Sheet Components

Property and Equipment

Property and equipment, net consists of the following (in thousands):

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
Equipment	$494	$693	$723
Furniture and fixtures	117	117	117
Software	182	226	237
Leasehold improvements	369	384	384

Total property and equipment	1,162	1,420	1,461
Less accumulated depreciation and amortization	(551)	(932)	(1,028)

Property and equipment, net	$611	$488	$433

Depreciation and amortization expense during the years ended December 31, 2008, 2009 and the three months ended March 31, 2009 and 2010 was $309,000, $381,000, $89,000 (unaudited) and $96,000 (unaudited).

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

Deferred Margin

Deferred margin consists of the following (in thousands):

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
Services	$4,668	$8,476	$8,789
Product	215	1,855	2,968

	4,883	10,331	11,757
Less current portion	(2,649)	(4,298)	(5,631)

Long-term portion	$2,234	$6,033	$6,126

4.	Notes Payable and Long-Term Debt

In October 2008, the Company borrowed $2.0 million from Gold Hill Capital at 10% interest with monthly principal repayments beginning in April 2010 and continuing through March 2013. The debt is secured by the Company’s assets.

Through December 31, 2009, the Company maintained an equipment line of credit with Silicon Valley Bank that permitted the Company to borrow up to $600,000 at the bank’s prime rate of interest plus 1%, secured by the Company’s equipment. In December 2009, the equipment line of credit was extended through December 29, 2010 and permits additional borrowings of up to $300,000 at a rate equal to the greater of the bank’s prime rate plus 0.5% or 4.0%, secured by the Company’s equipment.

Borrowings under these facilities were as follows (in thousands):

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
Note payable to Gold Hill Capital	$2,000	$2,000	$2,000
Equipment note payable to Silicon Valley Bank	347	258	275

Total	2,347	2,258	2,275
Less current portion of long-term debt	(616)	(608)	(942)

Long-term debt	$1,731	$1,650	$1,333

Scheduled maturities of the above debt are as follows for future years ending December 31 (in thousands):

2010	$608
2011	742
2012	717
2013	191

$2,258

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

The Company also maintains a revolving credit financing agreement with a bank that permits the Company to borrow up to the maximum of 80% of eligible receivables and 10% of eligible inventory or $3.0 million at a rate equal to the greater of the bank’s prime rate or 4.0%, and secured by all of the Company’s assets. This agreement expired on December 31, 2009 and was renewed under the same terms through December 31, 2010. There were no borrowings under this facility during the years ended December 31, 2008, 2009 and the three months ended March 31, 2010 (unaudited).

5.	Convertible Preferred Stock Warrant Liability

In connection with the loan and security agreement entered into in May 2006 with Silicon Valley Bank, the Company issued a warrant to purchase 68,149 shares of Series A convertible preferred stock with an exercise price of $0.421875 per share. The warrant expires in May 2013. The Company assigned an initial fair value of $18,000 to the warrant, which was accounted for as a capitalized debt financing cost. The value of the warrant was determined using the Black-Scholes model with the following assumptions: volatility of 60%, expected term of seven years, and a risk-free interest rate of 4.7%. The Company amortized the capitalized debt financing costs over the 24-month term of the loan.

In connection with the amendment to the loan and security agreement entered into in June 2007 with Silicon Valley Bank, the Company issued a warrant to purchase 48,988 shares of Series B convertible preferred stock with an exercise price of $1.20437 per share. The warrant expires in June 2014. The Company assigned an initial fair value of $41,000 to the warrant, which was accounted for as a capitalized debt financing cost. The value of the warrant was determined using the Black-Scholes model with the following assumptions: volatility of 60%, expected term of seven years, and a risk-free interest rate of 5.01%. The Company amortized the capitalized debt financing costs over the 18-month term of the loan.

In connection with the loan and security agreement entered into in July 2008 with Gold Hill Capital, the Company issued a warrant to purchase 132,850 shares of Series B1 convertible preferred stock with an exercise price of $1.20437 per share. The warrant expires in July 2018. The Company assigned an initial fair value of $116,000 to the warrant, which was accounted for as a capitalized debt financing cost. The value of the warrant was determined using the Black-Scholes model with the following assumptions: volatility of 60%, expected term of ten years, and a risk-free interest rate of 4.07%. The Company is amortizing the capitalized debt financing costs over the 21-month life of the agreement.

From inception through December 31, 2009, the Company recorded $152,000 as amortization expense for the financing costs. During the three months ended March 31, 2010, the amortization expense for financing costs amounted to $23,000 (unaudited).

The convertible preferred stock warrant liability is revalued at the end of each reporting period to fair value. The fair value of the above warrants was determined using the Black-Scholes valuation model using the following assumptions:

	Years Ended December 31,
	2008	2009
Expected term (in years)	5 – 10	4 – 9
Risk-free interest rate	1.6% – 2.3%	1.7% – 3.9%
Expected volatility	60%	60%
Dividend rate	0%	0%

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

During the years ended December 31, 2008 and 2009 the Company recorded income of $58,000 and expenses of $188,000 for the changes in the fair value of the warrants. The warrant liability balance as of December 31, 2008 and 2009 was $87,000 and $275,000.

6.	Commitments and Contingencies

The Company entered into a five-year lease for new office space at its main location in August 2005, which expires in October 2010. The lease calls for monthly rent payments of $9,000, with an annual 3% increase on the anniversary of the inception of the lease.

During 2006, the Company entered into an agreement to lease additional office space at their main location. The lease calls for monthly rent payments of $7,000, with an annual 3% increase on the anniversary of the inception of the lease and expires in October 2010.

In February 2010, the Company entered into a new three-year lease at their main location which replaced the above leases. The new lease calls for monthly rent payments of $18,000 and annual rent increases of 3.5%. After July 1, 2010, the Company can terminate the lease with a nine-month notice. Future minimum lease payments under these leases are as follows for the years ending December 31 (in thousands):

2010	$210
2011	216
2012	224
2013	37

$687

Rental expenses for the above leases during the years ended December 31, 2008 and 2009 and the three months ended March 31, 2009 and 2010 were $148,000, $142,000, $37,000 (unaudited) and $48,000 (unaudited).

As of December 31, 2008 and 2009 the Company had non-cancelable purchase commitments with suppliers totaling $100,000, over the following twelve months.

7.	Convertible Preferred Stock and Preferred Stock

As of December 31, 2009 and March 31, 2010 (unaudited), the Company was authorized to issue 21,762,148 and 21,762,148 shares (par value $0.001 per share), of which 7,179,260 and 7,179,260 are designated “Series A Convertible Preferred Stock” (the “Series A”), 1,248,948 and 1,248,948 are designated “Series A1 Preferred Stock” (the “Series A1”), 8,352,083 and 8,352,083 are designated “Series B Convertible Preferred Stock” (the “Series B”), and 4,981,857 and 4,981,857 are designated “Series B1 Convertible Preferred Stock” (the “Series B1,” and collectively with the Series A, Series A1, and Series B, the “Series Preferred”).

Each Series Preferred share is convertible into common stock on a one-for-one basis, subject to adjustment for anti-dilution and other factors. All convertible preferred stock will automatically convert into common stock (A) at any time upon the affirmative election of the holders of at least 66 2/3% of the outstanding shares of the Series A, Series B, and Series B1 (voting together as a single class on an as-if converted to common stock basis), or (B) immediately upon the closing of a firmly underwritten public offering of common stock under the Securities Act of 1933, as amended, in which the Company receives at least $25.0 million in gross proceeds and

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

the price per share is at least three times the original issue price for the Series B1 (as adjusted). In addition, the outstanding shares of each respective Series Preferred will automatically be converted into common stock based on the then-effective conversion price at any time upon the affirmative election of the holders of the majority of the outstanding shares of that Series Preferred.

Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Series Preferred could be converted and the number of shares of common stock issuable or issued pursuant to the exercise of warrants to purchase common stock issued in connection with the issuance of Series B1.

Holders of Series A, Series B, and Series B1, in preference to the holders of Series A1 and common stock, are entitled to noncumulative dividends, as and if declared by the Board of Directors (the “Board”), in an amount to be determined by the Board. No dividends have been declared through March 31, 2010 (unaudited).

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to holders of Series A1 or common stock, the holders of Series A, Series B, and Series B1 shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, an amount per share equal to the original issue price plus any declared but unpaid dividends. If, upon the occurrence of such an event, the proceeds to be distributed among the holders of the Series A, Series B and Series B1 shall be insufficient to make payment in full to such holders, then the entire amount legally available for distribution shall be distributed among the holders of the Series A, Series B, and Series B1 in proportion to the full amounts to which they would otherwise be respectively entitled had such proceeds been available.

After payment of the Series A, Series B and Series B1 liquidation preference, the holders of Series A1 shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, an amount per share of Series A1 equal to the original issue price plus any declared but unpaid dividends. If, upon the occurrence of such an event, the proceeds to be distributed among the holders of the Series A1 shall be insufficient to make payment in full to such holders according to their liquidation preference, then such proceeds shall be distributed among the holders of the Series A1 in proportion to the full amounts to which they would otherwise be respectively entitled had such proceeds been available.

After the payment of the full liquidation preferences of the Series Preferred, the remaining assets of the Company legally available for distribution, or the consideration received in such transaction, shall be distributed ratably to the holders of the common stock and Series A, Series B and Series B1 on an as-if converted to common stock basis until such time as the holders of Series A, Series B and Series B1 have received, without limitation through the payment of declared dividends, an aggregate amount per share of Series A, Series B and Series B1 equal to three times the applicable original issue price for such series (as adjusted). Thereafter, the remaining assets of the Company legally available for distribution, or the consideration received in such transaction, if any, shall be distributed ratably to the holders of the common stock.

A merger or consolidation of the Company into another entity in which the stockholders of the Company own less than 50% of the voting stock of the surviving company or the sale, transfer, or lease of substantially all assets of the Company will be deemed a liquidation, dissolution, or winding up of the Company. Additionally, Series A, Series B and Series B1 preferred shares are contingently redeemable at the vote of the majority of the holders. These liquidation and redemption characteristics require classification of the convertible preferred stock outside of the equity section of the accompanying consolidated balance sheets.

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

8.	Stock Option Plan

In April 2005, the Board approved and the Company adopted the 2005 Stock Plan (the “2005 Plan”), as amended on June 16, 2005.

Stock options granted under the 2005 Plan may be either Incentive Stock Options (“ISOs”) or Non-qualified Stock Options (“NSOs”). ISOs may be granted to employees with exercise prices not less than the fair value of the common stock on the grant date as determined by the Board, and NSOs may be granted to employees, directors, or consultants at exercise prices as determined by the Board. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price shall be at least 110% of the fair value of the common stock on the grant date as determined by the Board. Options may be granted with vesting terms as determined by the Board. Options expire no more than ten years after the date of grant or earlier if employment or service is terminated.

Common stock options have been granted to certain individuals and employees with an exercise price equal to or above the market value of a share of common stock on the date of the grant, have a term of 10 years or less and vest within four years from the vesting commencement date. As of December 31, 2008 and 2009 there were approximately 1,279,000 and 2,152,000 stock options available for grant to purchase the common stock of the Company.

The estimated grant date fair value of all of the Company’s equity-based awards was calculated using the Black-Scholes valuation model, based on the following assumptions:

	Years Ended December 31,
	2008	2009
Expected term (in years)	6	6
Risk-free interest rate	1.87%	3.39%
Expected volatility	70%	70%
Dividend rate	0%	0%

Compensation expense in connection with the Company’s stock option plan was $51,000 and $67,000 during the years ended December 31, 2008 and 2009. There were no significant stock option grants for the three months ended March 31, 2010 (unaudited).

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

The following table summarizes the option activity under the 2005 Plan:

	Options Outstanding
	Number of Stock Options Outstanding	Weighted- Average Exercise Price
Balance as of December 31, 2007	5,023,651	$0.08
Granted	1,404,613	0.09
Exercised	(1,109,436)	0.08
Cancelled	(481,656)	0.08

Balance as of December 31, 2008	4,837,172	0.08
Granted	2,383,846	0.08
Exercised	(1,236,553)	0.07
Cancelled	(279,299)	0.09

Balance as of December 31, 2009	5,705,166	0.08

Options exercisable were 2,338,919 and 2,019,857 as of December 31, 2008 and 2009 and had a weighted-average exercise price per share of $0.08 and $0.082. The weighted-average grant date fair value of options granted during the years ended December 31, 2008 and 2009 were $0.11 and $0.10.

The following table summarizes information about stock options outstanding and exercisable for the 2005 Plan as of December 31, 2009:

	Options Outstanding			Options Exercisable
Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price per Share	Number of Shares Exercisable	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price per Share
$0.08	4,845,844	8.17	$0.08	1,811,264	6.83	$0.08
0.10	859,322	8.76	0.10	208,593	8.64	0.10

	5,705,166	8.26	0.083	2,019,857	7.01	0.082

The intrinsic value of options exercised was $22,000 and $13,000 during the years ended December 31, 2008 and 2009. This intrinsic value represents the difference between the estimated fair market value of the Company’s common stock on the date of the exercise and the exercise price of each option. The total fair value of options vested during the years ended December 31, 2008 and 2009 amounted to $51,000 and $67,000.

9.	Common Stock Warrants

On May 23 and July 14, 2008 the Company issued 3,528,815 and 631,288 shares, of Series B1 Convertible Preferred Stock at a price of $1.20437 per share and warrants to acquire up to 2,520,303 shares of Common Stock (equal to 60.5827% of the aggregate number of Series B1 Preferred) at $0.01 per share. This transaction resulted in the expensing of the warrant value of $363,000. The Company determined the fair value of the warrant using the Black-Scholes valuation model assuming a fair value of the Company’s common stock of $0.15, a risk-free interest rate of 2.25%, a volatility factor of 70%, and a contractual term of ten years. The Company has reserved 2,520,303 shares of common stock for issuance upon exercise of this warrant.

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

10.	Income Taxes

During the years ended December 31, 2008 and 2009, the Company incurred federal and state tax losses and recorded income tax provision of $9,000 and $11,000. These amounts represented income taxes paid at foreign jurisdictions.

The Company recognizes deferred tax assets and liabilities for temporary differences between financial statement and tax bases of assets and liabilities. The Company had gross deferred tax assets of approximately $6.4 million and $8.4 million as of December 31, 2008 and 2009. The deferred tax assets are fully offset by a valuation allowance as the Company has determined that they are not realizable on a more likely than not basis. The deferred tax assets relate primarily to net operating losses, timing differences related to basis differences in fixed assets between book and tax and research and development credit carryforwards.

The net valuation allowance increased by $2.1 million and $2.0 million during the years ended December 31, 2008 and 2009.

As of December 31, 2008 and 2009, the Company had available federal and state carryforwards of approximately $15.0 million and $19.3 million. The net operating loss carryforwards expire at various dates starting 2019 if not utilized. The Company also has a federal research and development tax credit carryforward of approximately $506,000 and $802,000 during the years ended December 31, 2008 and 2009. Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before their utilization.

During the year ended December 31, 2009, the Company adopted ASC 740 which prescribes a comprehensive model for the financial statement recognition, measurement, classification, and disclosure of uncertain tax positions. As a result of the adoption of ASC 740, there were no adjustments to the financial statements.

The Company’s policy is to classify interest and penalties related to unrecognized tax benefits as a component of income tax expenses. No such interest and penalties have been recorded to date.

11.	Employee 401(k) Plan

The Company has a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code. Substantially all employees with at least 30 days of continuous service are eligible to participate and may contribute up to the maximums allowed under Internal Revenue Code. Beginning January 2007, the Company elected to make matching contributions equal to 25% of employee contributions, which are applied to a maximum of 6% of each participant’s compensation. Company contributions vest on a graduated percentage basis over a period of five years. Company contributions charged against income during the years ended December 31, 2008, 2009 and the three months ended March 31, 2009 and 2010, were $67,000, $52,000, $18,000 (unaudited) and $17,000 (unaudited).

12.	Subsequent Event

In April 2010, the Company paid all of its outstanding long-term debt to Gold Hill Capital and Silicon Valley Bank.

Netcordia, Inc.

Notes to Consolidated Financial Statements (continued)

Years Ended December 31, 2008 and 2009

and the Three Months Ended March 31, 2009 and 2010 (unaudited)

On May 1, 2010, the Company was acquired by Infoblox Inc. and as a result of the acquisition became a wholly-owned subsidiary of Infoblox Inc. The total purchase price was $43.5 million which consisted of common stock valued at $10.1 million, convertible preferred stock valued at $29.6 million, assumed earned and vested options valued at $1.6 million, and warrants to purchase common stock valued at $2.1 million.

The Company has evaluated subsequent events through October 29, 2010, the date the consolidated financial statements were issued.

Infoblox

Internet
Network Control Data
Integrated with
VMware Environment
Manages Microsoft
Protocol Services
Virtual Appliance Integrated
within Riverbed Steelhead
Virtual Appliance
Integrated within
Cisco UCS Express

Infoblox's Grid Technology -
Automates the Distribution of Network Control Data

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	$14,761
FINRA filing fee	13,000
NYSE listing fee	194,000
Printing and engraving	350,000
Legal fees and expenses	1,750,000
Accounting fees and expenses	1,600,000
Road show expenses	150,000
Transfer agent and registrar fees and expenses	30,000
Miscellaneous	98,239

Total	$4,200,000

ITEM 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

Prior to the closing of the offering that is the subject of this Registration Statement, the Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section 10 of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

In addition, Mr. Michael L. Goguen and Mr. Thomas E. Banahan are indemnified by their employers with regard to serving on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.02
Form of Restated Bylaws of the Registrant	3.04
Third Amended and Restated Investors’ Rights Agreement by and among the Registrant and the preferred stockholders of the Registrant	4.02
Form of Indemnity Agreement	10.01

ITEM 15. Recent Sales of Unregistered Securities.

Since August 1, 2008, the Registrant has issued and sold the following securities:

1.	On May 1, 2010, the Registrant acquired all of the outstanding stock of Netcordia, Inc. In connection with that acquisition, the Registrant issued 2,806,150 shares of Series F-1 preferred stock to one venture capital fund, 6,699,401 shares of Series F-2 preferred stock to the same venture capital fund and three other venture capital funds affiliated with each other, 3,228,454 shares of Series F-3 preferred stock to the same four venture capital funds and to two other venture capital funds and two individuals, 4,807,631 shares of common stock to 35 common stockholders of Netcordia, warrants to purchase 1,009,471 shares of common stock to the eight purchasers of Series F-3 preferred stock, warrants to purchase 26,893 shares of Series F-1 preferred stock and 39,526 shares of Series F-2 preferred stock to a bank and warrants to purchase 103,098 shares of Series F-3 preferred stock to one of the venture capital firms that purchased Series F-3 preferred stock.

2.	On May 1, 2010, the Registrant also issued options to purchase an aggregate of 1,545,945 shares of common stock under its 2005 Stock Plan to 56 employees of Netcordia with vested Netcordia options.

3.	Since August 1, 2008, the Registrant has issued options to employees, consultants and directors to purchase an aggregate of 29,638,967 shares of common stock under its 2003 Stock Plan.

4.	Since August 1, 2008, the Registrant has issued 8,929,873 shares of common stock to its employees, directors and consultants upon exercise of options granted by it under its 2003 Stock Plan and 2005 Stock Plan, with exercise prices ranging from $0.04 to $3.26 per share, for an aggregate purchase price of $3,890,641.

Share and per share amounts contained in the numbered paragraphs above do not reflect the 1-for-3 reverse stock split of our common stock, which became effective on             , 2012.

The sales of the securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of the securities in this transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in this transaction. All recipients were accredited investors or, together with their purchaser representative, otherwise satisfied applicable requirements. The issuances and sales of the securities described in paragraphs (2)-(4) above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Aggregate sales made in reliance on Rule 701 did not exceed 15% of the total outstanding securities.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Title

1.01	Form of Underwriting Agreement.

3.01**	Amended and Restated Certificate of Incorporation of the Registrant.

3.02	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03**	Bylaws of the Registrant.

3.04	Form of Restated Bylaws of the Registrant, to be effective upon closing of this offering.

4.01	Form of Registrant’s common stock certificate.

4.02**	Third Amended and Restated Investors’ Rights Agreement by and among the Registrant and the preferred stockholders of the Registrant, dated May 1, 2010.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01	Form of Indemnity Agreement.

10.02**	2003 Stock Plan and form of option grant.

10.03**	2005 Stock Plan.

10.04	2012 Equity Incentive Plan and forms of equity award agreements.

10.05	2012 Employee Stock Purchase Plan.

10.06**	Lease Agreement between Registrant and Mission West Properties, L.P., dated March 17, 2006, as amended on April 15, 2006 and March 15, 2010.

10.07†**	Flextronics Infrastructure Manufacturing Services Agreement with Flextronics Telecom Systems, Ltd., dated February 9, 2011.

10.08**	Offer letter to Robert D. Thomas from the Registrant, dated August 3, 2004, as amended on December 5, 2008.

10.09	Form of Change in Control Severance Agreement for Robert D. Thomas, to be entered into prior to the closing of this offering.

10.10**	Offer letter to Remo E. Canessa from the Registrant, dated October 7, 2004, as amended on December 5, 2008.

Exhibit Number	Exhibit Title

10.11**	Offer letter to Wendell Stephen Nye from the Registrant, dated February 8, 2010, as amended.

10.12**	Offer letter to Sohail M. Parekh from the Registrant, dated June 26, 2007, as amended on December 8, 2008.

10.13**	Offer letter to Mark S. Smith from the Registrant, dated October 21, 2004, as amended on December 8, 2008.

10.14**	Infoblox Bonus Plan—FY 2011.

10.15**	Infoblox Bonus Plan—FY 2012.

10.16**	Infoblox FY 2011 World Wide Sales Compensation Plan.

10.17**	Infoblox FY 2012 World Wide Sales Compensation Plan.

10.18**	Form of warrant to purchase shares of common stock of the Registrant.

10.19**	Form of warrant to purchase shares of preferred stock of the Registrant.

10.20**	Warrant to purchase shares of preferred stock of the Registrant, issued to Gold Hill Venture Lending 03, LP, dated July 30, 2008.

10.21	Form of Change in Control Severance Agreement for executive officers (other than Robert D. Thomas).

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.03	Consent of Ernst & Young LLP, independent auditors.

24.01**	Power of Attorney.

24.02**	Power of Attorney of Laura C. Conigliaro.

*	To be filed by amendment.
**	Previously filed.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on April 9, 2012.

INFOBLOX INC.

By:	/S/ ROBERT D. THOMAS
Robert D. Thomas President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Name	Title	Date
Principal Executive Officer:

/S/ ROBERT D. THOMAS	President and Chief Executive Officer	April 9, 2012
Robert D. Thomas

Principal Financial Officer and Principal Accounting Officer:

/S/ REMO E. CANESSA	Chief Financial Officer	April 9, 2012
Remo E. Canessa

Additional Directors:

*	Director	April 9, 2012
Thomas E. Banahan

* Laura C. Conigliaro	Director	April 9, 2012

*	Director	April 9, 2012
Fred M. Gerson

*	Director	April 9, 2012
Michael L. Goguen

*	Director	April 9, 2012
Frank J. Marshall

*	Director	April 9, 2012
Daniel J. Phelps

*By:	/s/ Remo E. Canessa
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.01	Form of Underwriting Agreement.

3.01**	Amended and Restated Certificate of Incorporation of the Registrant.

3.02	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03**	Bylaws of the Registrant.

3.04	Form of Restated Bylaws of the Registrant, to be effective upon closing of this offering.

4.01	Form of Registrant’s common stock certificate.

4.02**	Third Amended and Restated Investors’ Rights Agreement by and among the Registrant and the preferred stockholders of the Registrant, dated May 1, 2010.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01	Form of Indemnity Agreement.

10.02**	2003 Stock Plan and form of option grant.

10.03**	2005 Stock Plan.

10.04	2012 Equity Incentive Plan and forms of equity award agreements.

10.05	2012 Employee Stock Purchase Plan.

10.06**	Lease Agreement between Registrant and Mission West Properties, L.P., dated March 17, 2006, as amended on April 15, 2008 and March 15, 2010.

10.07†**	Flextronics Infrastructure Manufacturing Services Agreement with Flextronics Telecom Systems, Ltd., dated February 9, 2011.

10.08**	Offer letter to Robert D. Thomas from the Registrant, dated August 3, 2004, as amended on December 5, 2008.

10.09	Form of Change in Control Severance Agreement for Robert D. Thomas, to be entered into prior to the closing of this offering.

10.10**	Offer letter to Remo E. Canessa from the Registrant, dated October 7, 2004, as amended on December 5, 2008.

10.11**	Offer letter to Wendell Stephen Nye from the Registrant, dated February 8, 2010, as amended.

10.12**	Offer letter to Sohail M. Parekh from the Registrant, dated June 26, 2007, as amended on December 8, 2008.

10.13**	Offer letter to Mark S. Smith from the Registrant, dated October 21, 2004, as amended on December 8, 2008.

10.14**	Infoblox Bonus Plan—FY 2011.

10.15**	Infoblox Bonus Plan—FY 2012.

10.16**	Infoblox FY 2011 World Wide Sales Compensation Plan.

10.17**	Infoblox FY 2012 World Wide Sales Compensation Plan.

10.18**	Form of warrant to purchase shares of common stock of the Registrant.

10.19**	Form of warrant to purchase shares of preferred stock of the Registrant.

10.20**	Warrant to purchase shares of preferred stock of the Registrant, issued to Gold Hill Venture Lending 03, LP, dated July 30, 2008.

Exhibit Number	Exhibit Title
10.21	Form of Change in Control Severance Agreement for executive officers (other than Robert D. Thomas).

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.03	Consent of Ernst & Young LLP, independent auditors.

24.01**	Power of Attorney.

24.02**	Power of Attorney of Laura C. Conigliaro.

*	To be filed by amendment.
**	Previously filed.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.